Exhibit 99.(a)(25)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

iBASIS, INC.,		)
)
	Plaintiff,	)
)
v.		) C.A.	No.	4774 - VCS
)
KONINKLIJKE KPN N.V., et al.,		)
)
	Defendants.	)

KPN B.V. and KONINKLIJKE KPN N.V.,		)
)
Counterclaim Plaintiffs,		)
)
v.		)
)
iBASIS, INC., ROBERT H. BRUMLEY,		)
CHARLES N. CORFIELD, OFER GNEEZY,		)
W. FRANK KING and GORDON J.		)
VANDERBRUG,		)
)
Counterclaim Defendants.		)

Courtroom No. 12B New Castle County Courthouse Wilmington, Delaware Wednesday, October 28, 2009 9:10 a.m.

BEFORE: HON. LEO E. STRINE, JR., Vice Chancellor.

TRIAL TRANSCRIPT - VOLUME I

CHANCERY COURT REPORTERS
500 North King Street - Suite 11400
Wilmington, Delaware 19801-3759
(302) 255-0525

APPEARANCES:

RAYMOND J. DiCAMILLO, ESQ.

MARGOT F. ALICKS, ESQ.

Richards, Layton & Finger, P.A.

-and-

ADAM H. OFFENHARTZ, ESQ.

DAVID J. KERSTEIN, ESQ.

J. ROSS WALLIN, ESQ.

JAMES HALLOWELL, ESQ.

NANCY HART, ESQ.

of the New York Bar

Gibson, Dunn & Crutcher LLP

-and-

KURT M. HEYMAN, ESQ.

Proctor Heyman LLP

for the Plaintiff and Counterclaim Defendant iBasis, Inc. and Counterclaim Defendants Robert H. Brumley, Charles N. Corfield, Ofer Gneezy, W. Frank King and Gordon J. VanderBrug

DAVID J. TEKLITS, ESQ.

Morris, Nichols, Arsht & Tunnell LLP

-and-

JULIE A. NORTH, ESQ.

DARIN P. McATEE, ESQ.

DOUGLAS D. BROADWATER, ESQ.

YONATAN EVEN, ESQ.

JEFFFREY G. PAIK, ESQ.

of the New York Bar

Cravath, Swaine & Moore LLP

for Defendants and Counterclaim Plaintiffs Koninklijke KPN N.V. and KPN B.V and Defendants Celtic ICS Inc., Eelco Blok, Joost Farwerck, Ad Scheepbouwer, Stan Miller, Baptiest Coopmans, A.H.J. Risseeuw, M. Bischoff, C.A. Colijn-Hooijmans, D.I. Jager, M.E. Van Lier Lels, J.B.M. Streppel, R. J. Routs, D.J. Haank, W.T.J. Hageman, M. E. Hoekstra and M.N.A.J. Vogt

THE COURT: Good morning, everyone. Good morning, Mr. Teklits.

MR. TEKLITS: Good morning, Your Honor. I wanted to take a minute to introduce Your Honor to some of the Cravath attorneys that Your Honor will be hearing from today. Darin McAtee, Yonatan Even and Douglas Broadwater.

THE COURT: Good morning, Mr. DiCamillo.

MR. DiCAMILLO: Good morning, Your Honor. I would like to introduce some of my colleagues seated with me at counsel table. From Gibson, Dunn & Crutcher, David Kerstein, Adam Offenhartz and Nancy Hart.

And with that, I will turn it over to Mr. Offenhartz to call our first witness.

MR. OFFENHARTZ: Good morning, Your Honor. IBasis calls as its first witness, Ofer Gneezy.

Your Honor, we have previously provided the Court with joint exhibits. We have a smaller subset of exhibits that I intend to use with the witness. With leave of the Court, I would like to —

THE COURT: Sure.

OFER GNEEZY, having been duly sworn, was examined and testified as follows.

DIRECT EXAMINATION

BY MR. OFFENHARTZ:

Q         Could you please state your name and title for the record, please?

A         Ofer Gneezy, President, CEO and Chairman of the Board of iBasis.

Q         Can you explain how iBasis was founded?

A         I founded iBasis with one cofounder, Gordon VanderBrug. We found it in the basement of my house just outside of Boston. As soon as we finalized or business plan, we started meeting with investors to raise money. We started flying around the world to develop business partnerships, finding equipment suppliers, developing software, and meeting with customers to start routing international traffic across our network. We then grew that network throughout the years.

We lived through the telecom boom and bust, and here we are today, one of the largest carriers of international voice traffic in the world.

O.        Gneezy - Direct

We carry about the same volume of international traffic today as AT&T.

Q         What year was iBasis founded?

A         1996.

Q         And where, actually, was iBasis’ first office?

A         Initially, we were at the basement of my house in Winchester, Massachusetts. As soon as we raised some money, we moved to real offices in Burlington. We are still, today, in Burlington.

Q         Could you please explain, in terms that perhaps even I could understand, the products and services that iBasis offers?

A         Yes. IBasis is in the business of doing international long distance calls. We develop business relationships around the world. We have, today, such relationships in more than 100 countries, that allows us to terminate international voice traffic in those various networks. And in turn, we sell the services to local operators, phone companies, around the world, that originate international calls.

So, for example, if you make an international call from your cell phone or your office or your home, your service provider, might it be AT&T or Verizon — your cable company may route some of those calls through the iBasis network, where we interconnect it to the terminating network in the country you called.

Q         Okay.  Mr. Gneezy, can you read that?

A         Yes.

Q         Is that an accurate overall description?

A         Yes.  It depicts how we are getting calls from various domestic telecom operators, and carry those calls, and terminating them throughout the world in the various regions.

Q         What are iBasis’ main revenue streams?

A         We have three main revenue streams. The main one, the biggest one, is what we call trading wholesale.  Second one, is our outsourcing business. And the third one, is our retail business.

Q         Can you explain the differences between trading and outsourcing, please?

A         Yes.  In the trading business, we serve many phone companies, over a thousand, that call-by-call may choose to route some of their international traffic through our network.  So they have the capability to route some international traffic, and make the choice on how to route that traffic.  We charge them on a price-per-destination-per-minute.  We monitor the amount of traffic we get from them, and we charge them for that traffic.  And then we terminate it in the destination country.

In our outsourcing business, we work with companies that decided that they don’t want to run the whole operation throughout the international calls.  They effectively outsource the whole operation to us.  They typically get rid of all the operating expenses associated with doing this business, and then we effectively manage all of the international traffic on their behalf, or all of the international traffic to some specific regions in the world.

Q         And can you describe the retail aspect of your business, please?

A         In our retail operation, we sell services directly to consumers.  Unlike our other services, we sell to service providers and phone companies.  In our retail business, we issue prepaid calling cards, and through distribution, we sell them in various retail outlets.  Consumers buy those cards and use them to get into the iBasis network to make international calls.

Q         Can you explain the difference between outsourcing and M&A?

A         Yes. Carriers that do international calls, they have their captive traffic, international calls that comes from their customer base.  In cases that they decide to stop doing this themselves, they outsource it to us.  That is an outsourcing transaction.  It’s typically a regular business transaction.  It’s typically longer term, five years or ten years, but it’s a straight business transaction.

M&A typically occurs when we talk to a wholesale carrier that also does carrier services, or a company that has bought captive traffic and wholesale traffic.  In that case, in addition to the outsourcing, they may also want to sell us their international wholesale operation.  That becomes an M&A transaction.  That would require some type of consideration, cash or stock, to acquire that business.

Q         Mr. Gneezy, is the demonstrative we put up on the big screen and on the screen to your right — is that accurate?

A         Yes. That is accurate.

Q         Mr. Gneezy, can you explain how revenue is generated on each of these — on each of these streams?

A         Yes.  In our trading business —

Q         Who pays whom, and for what?

A         Yes.  In our trading business, we provide, periodically, a price list to our customers. That price list has a price per destination for many, many destinations around the world, perhaps up to 900 to 1,000 different destinations.  That is a price per minute.  And when they route a call that comes from the customer over our network, they pay us that price per minute for carrying the traffic and connecting it to the destination country.

On our side, we have developed, already, business relationships with various local operators around the countries, around the world.  And we take those calls in to the destination country that was called, and we have an agreement with that phone company on the destination country, and they charge us a price per minute for every minute that we bring into that country.

So our margin is the difference between what we are charged to terminate the call and what we charge to — the customer to originate the call.

In our outsource business, the dynamic is similar, in the sense that there is a price per minute and we measure all the minutes, and we take them and we pay the terminating partners.  But the contracts are typically long term, five or ten years, as opposed to the trading business, when customers, carriers, decide call by call if they want to route it to us in our outsource business.  It’s a committed relationship, with some formal managed pricing, and then we issue the bills, collect the prices and pay the terminating partners.

Q         Can you describe the revenue stream for the retail operations, please?

A         Yes.  In the retail business, we issue various prepaid cards.  Those are typically cards that have a pin number.  Typically, they are designed for particular ethnic groups to call a particular destination overseas, typically their home country. Those cards come in different denominations, typically $2 or 5-dollar cards.

Using independent distributors, we sell those cards.  The distributors bring them to retail outlets, and then consumers buy those cards, and then they issue those cards to call an access number to get into our network, and then they call the destination country and the $2 or $5 on the cards get depleted.

Q         What financial metrics does iBasis use to track its profitability on its various revenue streams?

A         We have many metrics that we track throughout the business. The most important ones are the ones that show aspects of cash generation. We most focus on adjusted EBITDA, on free cash flow. In order to get to those metrics, we also track the various parameters for the margin, the gross margin that we generate, and the amount of traffic that we carry over the network.

Q         Are there any — what types of margins do you track?

A         We track different aspects of margin. We track the gross margin percent. We track the average margin per minute. We look at it individually for particular traffic streams, for customers, for countries, for products. It’s a quite complicated business. There are many, many numbers in the business. We track — we have different people in the organization that track the various traffic streams.

Q         Do different margins move in lock-step?

A         Not typically. You can have situations that your margin per minute moves in one direction and the margin percent moves in another direction.

So just as an example, if — let’s say you have a price to a European mobile destination that costs, say, 20 cents a minute, and it costs you maybe 2 cents a minute to terminate that call. You make a certain margin per minute and a certain margin percent. If the price per minute goes down to 10 cents but you still make the same margin per minute, the margin per minute stays the same but your gross margin percent would be much higher.

Q         Mr. Gneezy, what has the company’s strategy been with respect to growth prior to the KPN transaction?

A         From inception, our key growth strategy was to expand this network. We rolled out a network for international voice traffic that was very innovative, was using a new technology, voiceover IP,

that was completely new at the time. We expanded that network in getting it to more countries, expanding the capacity in each country, going to various cities around the world and selling that capacity, or that ability to do co-termination to various customers.

So we were growing by increasing the footprint, increasing the number of customers, the percent of their traffic that they give to us, and continuing to increase that throughout the years.

Q         Mr. Gneezy, what is VOIP?

A         VOIP is voiceover IP. It’s typically taking voice traffic and streaming it through an IP network. The most prominent is the internet, but it may also be a private IP network.

Q         Can you describe the main focuses for growth for iBasis, please?

A         The trading business, the key growth strategy throughout the years has been this organic growth. We also looked from time to time at acquisitions. We bought, for example, a small network in Peru that expanded our network. So the key was doing the organic growth. And then as we started looking at outsourcing, we also did the transaction with KPN, subsequently with TDC. That added to our growth.

Q         Over the years, since its founding, what sort of growth has iBasis experienced?

A         We had tremendous growth throughout the years. We — thinking back, we had, in our first year, 2 million in revenue. The next year we had 20 million in revenue. The next year we had $60 million in revenue. Then we had $110 million in revenue. We were recognized many years as the fastest growing technology company in New England. One year we were recognized as the eighth fastest technology company in North America. And we had this outstanding growth that took us essentially from zero business, in the basement of my house, to about a billion dollars in revenue. In ten years or so, that is a shorter time period than it took Microsoft to get to its first billion dollars in revenue.

Q         Mr. Gneezy, what were the main sources for that growth, briefly?

A         Before the KPN transaction, the main sources of growth was organic growth, developing more of the international traffic, from more carriers and more footprint. And then through the M&A and outsourcing transactions that we did, we more than doubled the size of the business.

Q         Mr. Gneezy, you mentioned that you have completed two outsourcing transactions. Correct?

A         Yes. We completed two outsourcing transactions and one smaller M&A transaction.

Q         And who were those two outsourcing transactions with?

A         The bigger one is with KPN. And a smaller one that we did, subsequently to closing the KPN transaction, is with TDC. TDC is the incumbent operator in Denmark.

Q         Are there any other outsourcing transactions in the pipeline?

A         There are many outsourcing transactions in the pipeline. There is one that we have notified that we have won, but we are not routing traffic. That is a big mobile operator in the Middle East. We also are working on numerous transactions in which we are bidding for an outsourcing transaction, including one of the large mobile operators here in the U.S., one of the largest internet properties that is launching voice product and is looking for us to manage that international traffic, and various other carriers in different regions in the world.

Q         I would like to shift gears, now, to the financial performance of iBasis after the KPN transaction.

What was iBasis’ approximate annual revenue for 2008?

A         In 2008, our revenue was about $1.3 billion.

Q         And what was the approximate EBITDA profit in 2008?

A         In 2008, our adjusted EBITDA was around 40 million, perhaps 42 million, in adjusted EBITDA.

Q         What is EBITDA?

A         EBITDA is earnings before interest, tax, amortization and depreciation.

Q         Why do you focus on EBITDA?

A         EBITDA is a useful metric in our business, to judge the profitability of the business. It shows kind of cash generation capability. It excludes some of the noncash aspects, like depreciation, amortization. It’s typically used by companies that have a fair bit of infrastructure that is being depreciated. Telecom operators often look at adjusted EBITDA as an indicative metric of success.

Q         How did revenues and EBITDA in 2008 compare to prior years?

A         If we compare 2008 to 2007, obviously, those numbers were much larger than iBasis stand-alone. But if you look at 2007 on a pro forma basis, combined with the KPN entity that we bought, then our revenue was essentially flat, and our adjusted EBITDA was down by perhaps 20 percent.

Q         To what do you attribute the drop in performance in 2008?

A         One major contributor to it is, of  course, the worldwide downturn in the economy that  weighed on our business. But in addition to this, we had compression on various margin streams from KPN. We also focused a lot of energy on the integration of the company that we just bought. It essentially doubled the size of the company. That integration activity cost us, perhaps, $10 million during that year. So the combination of those three factors reduced our profitability for the year.

Q         Did traffic loss play a role regarding those numbers?

A         Of course, we — we lost traffic during that period from — one aspect is because of the downturn in the economy. Many of the consumers that buy prepaid cards lost their jobs. They went back to the home country. They left the U.S. Many people left Spain. Many people that worked in the Emirates left and went back to the Philippines. Overall, there was reduction in voice traffic manifested itself in our retail business, and then later on in our wholesale business, where we serve many of those providers of prepaid cards.

And then in addition to this, we also implemented the strategy to weed out the least profitable track from our network. So we took specific action to make sure that we make enough margin on every minute that we carry, and we effectively waived the least profitable traffic from the network.

Q         Mr. Gneezy, did you experience traffic loss on the KPN business?

A         On the KPN business — there are different streams we get from the KPN business. One stream that is coming from the fixed network, that is referred to sometimes as IDD out, or international direct dial, that is coming from the KPN fixed network. That business has been under decline, I suppose, since the regulation in the Netherlands. So as that traffic declined, we got what there was, but it was on a declining scale.

At the same time, the traffic from the mobile operators was growing as the mobile business of KPN in the various countries is growing.

One aspect of our traffic loss in that period is that immediately after we closed the transaction, KPN raised the price that we had to pay them to terminate traffic into their domestic network, and that, in turn, caused us to lose some traffic from other carriers that were selling the Netherlands termination, and had some negative impact on our trading business.

Q         How has iBasis performed in the first three quarters of 2009?

A         In 2009, we performed much better. We — year to date, we are ahead of our internal plan in total gross profit, adjusted EBITDA, free cash flow. So we are tracking well to our plan, especially in the third quarter that we just finished. We had good growth throughout the P&L from the minutes and the revenue and the gross profit and adjusted EBITDA. So sequentially, going from Q2 to Q3, we feel that there is some inflexion point, and we experienced good growth in Q3.

Q         How is iBasis situated for the future?

A         I think we are in a great place. Looking at the future of the international voice traffic, many carriers are realizing that this is not core business for them. They have other businesses that are more central to their operations, serving enterprise and consumers, and doing domestic services and new IP based services. Many carriers around the world are realizing that doing the international interconnect network is not core business. There are companies like iBasis that specialize in this, and they don’t need to do in the back office what other experts like us do in the front office.

So many companies are looking, now, to outsource that business. I think we are one of the most prominent carriers of international voice traffic.

Of course, we are known to carriers. We are not known to consumers, as most of our activity is with carriers. But we are invited to, I would say, every, or almost every, opportunity when carriers are considering outsourcing their international traffic.

We get the chance to bid on it. We believe that we are in a very good place to participate in that consolidation of the marketplace, and continue our organic growth, as well.

Q         Mr. Gneezy, could you comment on the status of the integration between iBasis and the units of KPN that joined iBasis following the KPN transaction?

A         Yes. We closed the KPN transaction in October of ‘07. That transaction essentially doubled the size of our business. So in terms of integration, we had quite a bit of work to do, because the size of the transaction was double the size of the company. And furthermore, the systems and the processes and the network that we acquired were based on the older technology, not VOIP technology. Many of the systems were used for the core businesses of KPN, so were not particularly optimized to doing international voice traffic. And that, in fact, was part of the reason KPN told us that they did the transaction with us, because our systems were new and IP based. So we have done all that integration.

We finished all that activity in Q1 of this year. This was quite a big effort for us, at times taking as many as 100 people working on the integration. But it’s all done. It’s all behind us. All the traffic is running on the new systems. All the financial systems moved to a consolidated system. The sales organization is integrated. The product lineup is rationalized, and now we can shift our resources again to the outside and growth.

Q         Mr. Gneezy, let’s shift gears to the KPN/iBasis transaction. What was iBasis’ motivation for making a deal with KPN?

A         The international voice industry, we perceived, is ready for consolidation. And to be a consolidator in that business, you just want to have large scale, so you benefit from the economies of scale. Even though on a stand-alone basis, we already became one of the larger carriers of international voice traffic in the world, we still had the scale of about 10 or 12 billion minutes a year, where the biggest players had maybe 20 or 24 billion.

That transaction, in doubling the size of the business, elevated us into that top tier of international voice carriers. It put us in the center of consolidating the industry. It also added to our product lineup a product that was specifically designed by KPN to carry voice traffic on behalf of mobile operators. It also added a good number of customers, especially mobile operators that were not customers of iBasis before.

So overall, it helped in growing the scale and improving the product lineup and getting more strength in the mobile business.

Q         When did you first begin negotiating the deal with KPN?

A         We probably started in 2005, or thereabouts.

Q         How long, approximately, did these negotiations last?

A         This was a long process. Was two years, maybe three years.

Q         Over that time, approximately how many people on the KPN side did you negotiate or speak with?

A         I would say half a dozen, maybe a few more.

Q         What were the general terms of the transaction you ultimately closed with KPN in October, 2007?

A         In that transaction, we bought KPN’s

international voice operation. So we got the whole business in which they were doing third-party services, selling to our carriers. We also, as part of that transaction, got commitments to carry all of KPN’s international traffic, inbound and outbound, for the fixed traffic, meaning traffic coming from the KPN fixed network.

KPN negotiated to give us a very high margin at the beginning, so that the business that we buy has a higher EBITDA, to minimize the amount of cash that they have to put in the transaction, and then a declining scale that will bring this down over some time period. We got the — all the international traffic from the mobile entities at essentially the same profitability arrangements that KPN or KGCS offered those entities before.

And then just to make the economics work, KPN wanted to get 51 percent of the combined iBasis after the transaction. But that business that they sold us was not sufficient to provide the economics to give them 51 percent. So they agreed to also add $55 million in cash payment. And this was still not enough to get the economics, so they agreed that we can dividend that 55 million, all the excess cash on our balance sheet, for a total of 113 million, to pretransaction stockholders.

So with that, we did the transaction and KPN became 51 percent stockholder in iBasis.

Q         How much was the consideration that iBasis gave to KPN in the deal worth, approximately?

A         It’s not a straightforward computation because of all those elements that come in and out, and the special dividend, but you know, my estimate is that we essentially paid $300 million for buying that business.

A simple way to arrive at that is that KPN ended up with 40 million shares of iBasis post-transaction. Ex dividend, after all the cash flows associated with the transaction went out, that stock was trading north of $7, maybe 7.50. I don’t remember the exact price. So that, essentially, is $300 million.

Q         What was the name of the entity that iBasis actually acquired from KPN?

A         We bought KPN Global Carrier Services, or KPN GCS, or it’s sometimes KGCS, and we also bought their U.S. entity that was called INS, but was much smaller. The bulk of the business was KGCS.

Q         What was the primary business of KGCS?

A         KGCS had two main aspects to its business. One, of course, was serving KPN and all of the KPN entities, carrying international traffic, inbound and outbound, from all those various entities. The second half of the business was serving third-party carriers, like we do in our trading business.

Q         What — who were KGCS’s primary customers at the time of the transaction?

A         So they — the biggest customer, of course, is KPN and its entities. On a more granular level, there is the KPN fixed business, there is —KGCS had traffic from the KPN mobile operation in the Netherlands called KPN Mobile. And they had traffic from the KPN Mobile entity in Germany called E-Plus, and traffic from the KPN mobile entity in Belgium called Base.

Third-party customers, or non-KPN affiliated customers, included many carriers, mobile operators like Vodafone, many of the European incumbents, France Telecom, Deutsch Telecom, British Telecom, Belgacom, and various other mobile and fixed operators in the Middle East and elsewhere.

Q         Mr. Gneezy, what promises were made to

you by KPN regarding what iBasis would receive in the KPN/iBasis deal?

A         We were promised all of KPN’s inbound and outbound traffic on a contract that is a ten-year contract. KPN, because — as I mentioned before, wanted to give us a high margin on the traffic from the fixed network on a declining scale, prenegotiated, the decline in markup, or in margin, for a number of years on that traffic. And then they promise me that the mobile business comes essentially as they were running it before, on the same arrangements that KGCS had with the mobile operators.

Q         When you say it was the same arrangements as before, what do you mean?

A         I mean the same type of profitability, same type of markups, and we will get all of the traffic at, essentially, the same methodology for generating price lists and generating margin.

Q         What was the basis for your understanding regarding these assurances?

A         We had, as I said before, a long, protracted negotiation. Initially, when we started the negotiation, KPN only wanted to sell us the third-party carrier business, but we insisted that that was not acceptable to us as a basis for the transaction. So then, over time, the discussion progressed into KPN committing to give us all of the mobile international traffic in and out. And as that left only the management of the bilateral relationships —typically, carriers have a relationship between two incumbent operators to exchange traffic, that is used for the fixed traffic. So getting the mobile traffic was a key element of our transaction.

I don’t remember a specific situation, when a specific person told me, “You are going to get exactly that kind of markup,” but the whole discussion about making sure that we get all of the mobile business, and we get the mobile business with the same profitability, was — was just a crucial part of the transaction that we did with KPN.

Q         Approximately what date did you enter into the KPN transaction?

A         We signed the transaction, if I recall, in June of 2006.

Q         And when did the transaction close?

A         The transaction closed October 1, 2007.

Q         And you had received the assurances

you spoke of regarding mobile traffic prior to entering the transaction. Correct?

A         Yes. Along the negotiation — before we actually signed the transaction.

Q         Let’s look at Exhibit JX 28. JX 028.

A         Okay. I got it.

Q         What is this document, Mr. Gneezy?

It’s the first tab in the binder that I handed you.

A         This document is an outlook, a forecast, from KPN, sent to us before closing the transaction in 2007, forecasting the business through 2011, essentially, used for fairness opinion and closing the transaction.

Q         When did you receive this document, Mr. Gneezy? Do you recall?

A         Just shortly before closing the transaction. We closed it in October ‘07, so just a month or two months before.

Q         What was the meaning of this document to you at the time?

A         That document, to me, is reaffirmation of how the business was running. I can see in this document that the markup on the fixed line traffic is stepping down, as we agreed. I see that the traffic from the international network is continuing the same way, with ten percent margin. So it was used, as I said before, in many parts of the organization to close down the deal. But for me, look, it seems like it’s confirming the promises that had been made, or that were made, to me.

Q         And what page are you looking at right now?

A         I’m looking at page five, that breaks out the various traffic streams.

Q         What is your present understanding of what the row showing the ten percent margin is?

A         Initially, when I looked at that document, a quick view shows continuing margin at the ten percent, so it confirmed my understanding of the promises made to me.

Very recently, when I focused on that document again, I realized that doing derivative computation for it, for average margin per minute, shows a decline in average margin per minute.

I should probably have done that computation myself before, but I didn’t.

Q         Was this document significant to you in your decision to enter into the transaction with

KPN in June of 2006?

A        Well, this document is almost a year after we signed the transaction. So it was not part of our decision to do the transaction with KPN.

Q         Mr. Gneezy, does your new understanding of the meaning of that row on page five of this document change your view of KPN’s actions post-closing regarding the margin squeeze and loss of traffic?

A        No. It doesn’t. I would have had — I would have been more on my toes if I did this computation before, but this document, even with the understanding now, it shows that the margin per minute would decline. But it appears to me to be forecasting market forces, and not specific action taken by KPN to suck margin out of the business. Maybe it would have alerted me to be more vigilant about that traffic. But — I should have done that computation before, but I didn’t.

Q         Thank you.

THE COURT: You are saying that you thought this document was binding somehow?

THE WITNESS: This document is the basis for a fairness opinion. It shows the EBITDA.

We are essentially paying for the transaction as a multiple of EBITDA. Of course, there are many other metrics to value the deal, but the past performance of the business that then manifest itself in the proxy statement, in our forecast going forward, and then that forecast is part of us valuing the transaction and making the transaction.

BY MR. OFFENHARTZ:

Q         Mr. Gneezy, you were relying on the EBITDA provided in this document. Correct?

A        Well, just for verification at the time of closing, right, and for the fairness opinion. But we had — at the time we signed the transaction, we looked at the EBITDA streams, also. And when we negotiated the price — there was no price renegotiation from the time we signed the transaction to the time we closed the transaction.

Q         And you were not relying on the row with the margin percent at that time, were you?

A        Not at the time we signed the transaction. The document is a year later, helping us close the transaction.

Q         Let’s talk a little bit more about the squeeze. Following the close of the KPN transaction,

how did the — how did the new iBasis’ performance in late 2007 and 2008 compare with your expectations?

A        As soon as we closed the transaction, we started experiencing squeeze on our profitability from the KPN side. We closed the transaction, as I said, on October 1 of ‘07. Immediately in the fourth quarter, KPN raised our price for terminating international traffic into the Netherlands. That had a detrimental effect on our business and some relationships with other carriers that we have.

In time, through our discussions with KPN, they agreed to give us back compensation for part of that increase in cost. But that was kind of the first significant, big, action, just a quarter later. So we barely passed the transaction where in Q1 of ‘08, KPN Mobile International demanded a reduction in the margin that we charged them on the business. And they demanded a reduction from, if I remember correctly, maybe 15 percent to 11 percent. So almost a quarter of the profitability went out.

A couple of quarters later, E-Plus, the mobile entity in Germany, demanded, also, that we reduce our markup on the traffic. That reduced from 12 percent to eight percent. So four percent on 12 —

this is like a third reduction in profitability on that stream.

Subsequently, Base demanded the same reduction. So it seemed to me that there is a kind of a relentless effort to just push the margins from our business, and essentially, moving it into other KPN entities.

Q         And when did iBasis first receive pricing pressure from the KPN Mobile affiliates?

A        In Q1, ‘08.

Q         Within weeks of closing?

A        Yeah, within a few weeks of closing.

Q         And did you receive all the traffic you were promised?

A        No. We were promised all the traffic from KPN and its affiliates. KPN has a mobile operation in Belgium called Base, and we have never received the total traffic from Base. My understanding is that from the beginning, and through now, despite all of our efforts to get all this traffic, we are still only getting 75 percent of the traffic from Base.

I also believe that there is another entity called KPN Belgium that also is not giving us all of the traffic. And not only that, they also engaged in wholesale operations that is directly competitive with our business.

Q         In your opinion, was KPN in compliance with its promises and obligations at this time?

A        KPN was complying with some of the obligations, and it was not complying with some of the other obligations.

Q         How were they not in compliance?

A        Well, they are not giving us 100 percent of the traffic from the mobile entities. Forcing us to reduce our markup on traffic is not in line with the promises that the business would run with the same type of profitability that it had before the transaction.

THE COURT: Can I — it would be helpful to me if you focus in on whether these are oral assurances, if I — if I’m saying — if I’m hearing these as promises, are these basically assurances that were made during the negotiations? If they were, who specifically said them?

MR. OFFENHARTZ: Certainly, Your Honor.

THE COURT: As contrasted with

something that is in writing.

MR. OFFENHARTZ: Certainly, Your Honor.

BY MR. OFFENHARTZ:

Q         Mr. Gneezy, the promises and assurances that you have been discussing, were those oral assurances?

A        They were oral assurances. I got more comfort, as I said, looking at forecasts. And also, in particular, when we jointly filed our proxy statement in closing the transaction, KPN specifically identified traffic streams that were — what they called “not market conformed,” meaning IDD-out was at the high margin. We performed that profitability out of our proxy.

And at no time did KPN say the mobile traffic is not market conformed and we need to perform it out, because it’s running, somehow, at excessive margin. That also confirmed to me my understanding of the oral promises.

I don’t have a promise in the contract. That was a long negotiation. I cannot identify the specific person in KPN. But we were negotiating with executives at KPN. It’s not that some underling at some lower level made assurances to me.

Q         Mr. Gneezy, the obligation regarding 99 percent of the traffic flowing to iBasis, that is in the framework services agreement, isn’t it?

A        Yes. That is both in the description of the business that we buy — it says this business carries 99 percent of the traffic from the mobile entities. And also, in the discussion of that traffic further in the service agreement, it says that we will get 99 percent of the traffic. And there is some close associated with this that allows for some last bid process for some, I think, extraordinary situations that are not really described in the contract. So 99 percent is definitely part of the contract.

Q         Indeed, Mr. Gneezy, when KPN expected and wanted to have price reductions, it knew how to draft that and put that in a contract?

A        They definitely did. On the IDD out, since they wanted a reduction in that markup going over time, they specifically negotiated it in the contract, to say at what year, at what percent. So they definitely know exactly how to negotiate reduction in markup going forward. So they did it on the traffic of IDD out, and they didn’t do it on the traffic — on the mobile traffic.

THE COURT: Did you have an objection?

MR. McATEE: I thought it was leading, Your Honor.

THE COURT: It was. It was clearly leading. We will allow it, but let’s —

MR. OFFENHARTZ: Certainly, Your Honor.

THE COURT: A direct format.

MR. OFFENHARTZ: Certainly, Your Honor.

BY MR. OFFENHARTZ:

Q         Mr. Gneezy, please, let’s look at JX 212. Do you recognize this e-mail, Mr. Gneezy?

A        Yes, I do. This is an e-mail from me to Gert-Jan Huizer, one of our employees.

Q         What is this e-mail discussing?

A        This e-mail is after I found out that Gert-Jan Huizer, who was one of my employees that came to me through the transaction with KPN, used to work with KGCS before, has granted KPN Mobile that price reduction in the first quarter of ‘08. That decision, to grant them that reduction, did not come to my approval, and this message tells him that that has a big impact on the profitability that we make on this business, about $2 million a year, and that I would like to bring it up to Eelco and Joost, who are two of my directors sitting on the iBasis board, and to the whole iBasis board, in trying to reverse that situation.

Q         Let’s also take a look at JX 183. Do you recognize this e-mail, Mr. Gneezy?

A        Yes, I do.

Q         What is being discussed here?

A        This is discussing the pressure that we get from E-Plus to reduce the markup on the traffic that we get from them.

Q         And who did you send this e-mail to?

A        I sent this e-mail to Eelco Blok and Joost Farwerck. They are my two directors on the iBasis board representing KPN, and copying Gordon VanderBrug, who is the cofounder of the company, executive VP, and a board member of iBasis.

Q         What were you hoping to achieve by sending this e-mail?

A        I was hoping that my KPN directors

will intervene inside KPN on our behalf, and make sure that we continue to get the traffic from the mobile entities at the same type of business arrangements that we had before, and not reduce that margin flow going forward.

Q         Okay. Mr. Gneezy, let’s shift gears to October. Did there come a time when the KPN board of management got involved in the pricing and traffic disputes between iBasis and the KPN Mobile affiliates?

A        Yes. The KPN management board met to decide on the pricing that we give E-Plus.

Q         Can you please turn to JX 188, Mr. Gneezy? What is this document?

A        This document is from the chief financial officer of KPN, and a member of the board of management of KPN, informing me and others that the KPN board ruled that we have to reduce our price on the KPN Mobile — on E-Plus, from 12 percent to eight percent, retroactive to October 1, ruling that as of the beginning of the following year, we have to further reduce it to seven percent, which is unprofitable for us to do; further ruling that we have to give E-Plus a most-favored-nation status, meaning that we have to give them the best price we give to any third-party entity that is using a similar volume of traffic.

So, you know, this was really a shock to me, that — the KPN board has no authority to rule on iBasis. We are not a wholly-owned subsidiary of KPN. We have minority stockholders. It’s inconceivable that the KPN board will meet to rule on what prices we have to give KPN entities.

Q         And how else did — how did iBasis respond to the KPN board of management’s decision to arbitrate these disputes and issue this ruling?

A         We obviously supported their investigation and provide them their input, to do their investigation on the board.

You know, I asked for a meeting with Stan Miller, that runs the KPN Mobile entities. We eventually acquiesced to the eight percent reduction, retroactive to October 1, but we refused further reduction to seven percent, and we refused giving them MFN status.

Q         What did the KPN board of management ultimately do?

A         The KPN management board left the situation at the eight percent margin, so essentially taking a quarter of the profitability out of what we did before. But they did not enforce those other provisions. They also did not force Base to give us the balance of the traffic.

Eventually, when we offered them the eight percent, the price list represented eight percent margin, we conditioned it on getting all the traffic from Base, but we never got the traffic from Base.

Q         Mr. Gneezy, I just want to hit a note of perhaps translation. You mentioned that you supported the investigation. Is that the word you meant?

A         We provided documentation as we were asked for it, the documentation. We provided the documentation.

KPN gets other information from us. They are a majority stockholder. They consolidate our financial results. When the board asks for internal information, we give them all the information.

Q         Let’s look at Exhibit — strike that.

Mr. Gneezy, did iBasis agree to implement all aspects of the KPN board of management’s decision?

A         No. IBasis did not agree to reduce the markup to seven percent. And we did not agree to give the most favorable nation status. We agreed, for corporate benchmarking arrangements, that we can look at data available from industry groups, to determine that our costs are in line, but we did not agree to the seven percent and the MFN.

Q         Thank you. Let’s look at JX 132. Mr. Gneezy, what is this document?

A         Sorry. I haven’t found it yet.

Q         The fourth tab in.

A         This is a presentation that essentially, with minor modifications, I used twice, once as a presentation to the iBasis board, and once at my meeting with Ad Scheepbouwer.

Q         What was your goal in making this presentation?

A         In presenting this to Ad Scheepbouwer, my goal was to make sure that he understands the margin squeeze that his underlings are putting on iBasis, that it has very detrimental effects on iBasis and no, really, benefit at the overall KPN level.

So my objective was to elevate the awareness of those issues that we have, and get him to intervene with his company to resolve the situation.

Q         Starting on page 17, is a presentation that is titled, “iBasis & KPN, A Win-Win Strategy.” Do you see that?

A         Yes, I do.

Q         And do you see on page 19 that you included a slide on page 19. Do you see that?

A         Yes.

Q         What is the first bullet point highlighting?

A         The first bullet point is highlighting specific action that KPN undertook to reduce our margin. The first line is actually a contractual agreement on the fixed traffic, but the other two highlight the reduction from — demand by KPN Mobile from 15 to 11 percent, the E-Plus reduction from 12 to eight percent, and making sure that he understands that for us to do more traffic means that we do more work. So to do more traffic and get less margin is — is not a sustainable business approach for us.

So I’m really just trying to make sure that he is aware of those actions by parts of his organization against iBasis that are not in line with our promises from before we did the transaction.

Q         And how did Mr. Scheepbouwer respond?

A         As far as I could tell, Mr. Scheepbouwer was very angry with me. I don’t think that very often he has underlings coming to his office and telling him that his organization is doing things that it shouldn’t do. He did not seem sympathetic to my plea, but that is how I read his reaction.

Q         Did you attempt to meet with any other senior KPN officials to discuss your concerns?

A         Yes. I attempted to meet with Stan Miller. Stan Miller is also on the KPN management board. He is, I believe, the CEO of KPN Mobile International, that runs E-Plus and Base. And much of the pressure the mobile entities, as I perceived it, was coming from him. I was hoping to meet with him, to try to find an amicable resolution for us serving his business.

Q         Did you schedule a meeting with Mr. Miller?

A         Yes. I scheduled a meeting with him. I flew from Boston to Brussels, to his office, with two of my senior executives. The three of us showed up for the meeting with Stan Miller that morning in his office, but he refused to meet with me.

Q         He simply refused to meet with you?

A         I was livid. I have never had this in my whole professional career. I come across the ocean for a prearranged meeting, and he just wouldn’t meet with me.

Q         Mr. Gneezy, let’s turn to Exhibit JX 1272.

Strike that.

Let’s please turn now to JX 067. Do you recognize this document?

A         Yes. This is our current board-approved financial plan for 2009.

Q       Is outsourcing included in this 2009 plan?

A       In the 2009 plan, the existing outsourcing business is included, meaning our business with KPN and TDC. As has been our practice, those transactions that are bigger outsourcing transactions or M&A transactions, whose timing is hard to call, is — is not included in a one-year plan. Typically what we do is we close such a transaction, and we redo the plan based on the actual timing in the business we close, much like we did when we closed the TDC transaction. The original plan for that year excluded TDC. That was in process. And then as we got it in and finalized, we did the plan.

Q         Mr. Gneezy, do you recall — do you recall that at some point KPN made a tender offer for the remaining shares of iBasis that it did not already own?

A         Yes.

Q         What was your reaction to the tender offer?

A         Well, I was very surprised. We had a close working relationship and a lot of interaction with many of the execs there. I was in the Hague, meeting with my KPN directors, just the Friday before they subsequently, on Monday, announced that they were going to launch a tender offer. So I was very surprised. I also felt that this was specifically catching us at a low point, as, you know, we just finished the integration. We were just getting ready to start growing again. We incurred all the costs of integration. We fixed up all the systems that we got from KPN. We got our footing going again. And this was really catching us at the very low point, and I was very surprised by that approach, overall.

Q         What did the company do in response to the tender offer?

THE COURT: Just so I understand. You didn’t receive any prior letter about an intention to make a tender offer? You just received the tender offer?

THE WITNESS: I got a call on Sunday, telling me that they are going to do a press release to announce that they are going to do a tender offer on Monday.

THE COURT: Thank you.

BY MR. OFFENHARTZ:

Q         Mr. Gneezy, did you receive — did iBasis receive a letter in advance of the formal SEC filing, indicating that a tender offer would be forthcoming?

A         I’m not really sure. The notification I got was in a phone call on Sunday. And subsequently, KPN put the press release out, that they intend to do a tender offer. I don’t remember if there was a specific letter.

Q         You don’t recall receiving — you don’t recall iBasis receiving a letter in advance of that, do you?

A         In advance of that phone call, we never received anything.

Q         What did the company do in response to notification that a tender offer was in the offing?

A         We put together a special committee of the board of directors, with independent directors. The special committee hired independent advisors, both bankers and legal. And the special committee started doing the work on evaluating the offer and formulating a response.

Q         What role did you play, if any, in evaluating the tender offer?

A         I supported the special committee in their operations. So we provided business data for them. We provided an updated five-year plan. They asked me to participate in some of their meetings. But the bulk of the effort they did in executive session, that I was not part of.

Q         Mr. Gneezy, did there come a point in time where iBasis prepared a five-year plan?

A         Yes. We did the five-year plan previously, in 2008, for example, for a full-day strategy board meeting. But we also, after the tender offer was announced — we got together with the executive team to update and do a new five-year plan.

Q         Would you please turn to page four of the 2009 plan, which is titled, “Key P&L Assumptions.”

A         In the 2009 plan?

Q         Yes.

A         You mean the five-year plan?

Q         JX 171, the five-year plan.

A         Yes.

Q         Are you on page four, Mr. Gneezy?

A         I am.

Q         What are the bases for the assumptions that you make relating to trading? Do you see — can we pull that up, please?

There are three bullet points under “Trading.” Do you see that?

A         I do.

Q         What are the bases for the assumptions relating to trading?

A         If you look at the performance of international voice traffic, as compiled by experts like Telegeography, that tracks that business and publishes results, the volume of international voice traffic, or minutes, has historically grown at 14 percent compounded annual growth rate over more than a decade, perhaps 15 years. Also, that study says that the average decline in average revenue per minute for the same time period has been seven percent.

So in making our assumption for the trading business, we took a slightly more conservative approach than the historical growth rate of the minutes, and we forecasted 12 percent compared to the 14 percent historical market growth. But we took the decline in average revenue per minute at full force, at seven percent.

So that is essentially based on historical numbers in the business overall, in the market overall. Our own business prior to the KPN transaction, of course, grew at a much, much faster rate than 12 percent per year.

The third bullet is based on our performance for the last 10 quarters or 12 quarters, in which our average — our average margin per minute stayed flat, even as the average revenue per minute went down.

So we figured that it’s reflecting our past performance in pricing traffic and margin per minute, full force on decline of the revenue per minute, and a slightly lesser minute growth rate than the historical market.

Q         I now direct your attention to the retail portion of this document. Do you see that?

A         Yes.

Q         What are the bases for your assumptions related to retail?

A         In — the retail is perhaps ten percent of the business. It’s not the biggest part. Overall, through the forecast period, our retail business is forecasted to be flat in gross profit.

We arrived at that by having a much more conservative view on the minute growth. The average revenue per minute decline is following a different dynamic, the international traffic overall, because we sell those $2 or 5-dollar cards. So we have more leeway on how we price that traffic. And in that business, we assume that the margin percent will stay flat through the forecast period, as it has been in Q2 ‘09.

Q           I now direct your attention to the column, “Existing Outsourced (KPN Fixed).”

What are the bases for the following

assumptions relating to existing outsourcing KPN fixed?

A         We forecast here the business from KPN in two sections. One is the existing outsource KPN fixed. This one, we believe that the decline in fixed line traffic that KPN experienced is moderating, and we will now have flat performance for the remaining of the period. On the margin, we follow the negotiated stepdown to 35 and 30 percent. After that time period, the contract does not specify the exact margin. It said it will be agreed on. In some of the KPN forecasts, they had the thing staying at 30 percent for another year.

So to be more conservative, we brought it down to 25 percent, which is below the final negotiated price, and then kept it at 25 percent for the remaining period.

Q         The next item is, “Existing Outsourced (KPN Mobile entities).” Do you see that? What are the bases for the assumptions relating to existing outsourced KPN Mobile entities?

A         The KPN Mobile entities have experienced a good growth in the last few years, and we believe that they will continue to grow. We forecasted a four percent growth in the international traffic they generate, and that we will then stabilize on the existing margin percent of the business from them.

Q         The next item is “New Outsourced.” Do you see that?

A         Yes.

Q         What are the bases for the assumptions related to the new outsourced?

A         The new outsourced is a bit more complicated to forecast, because it could end up with specific transactions, the time of which is hard to determine. As I mentioned before, we believe that the market now is ready for outsourcing. In addition to our own transactions in ‘08, there were two other transactions, big transactions in the market. We know that we have a good pipeline. So with — the approach that we took here is rather than try to forecast some very big transactions, we forecasted a series of small transactions, essentially one-and-a-half billion minutes a year, every six months.

Just for comparison, the TDC transaction that we did was about 2 billion minutes a year, and we integrated it in six months. For further reference, one of the transactions that we bid on in 2008 was for 20 billion minutes a year. So one transaction like this would exceed all of the new outsourced business forecasted here for all of the five years.

Another transaction we bid on in 2008 was for 8 billion minutes. So it was like three years of that forecast. So I feel that the forecast is reasonably conservative. It’s just hard to call the exact timing. On average revenue per minute, we assumed a similar decline to the historical decline in average revenue per minute in the market overall.

The same assumption we did in trading. And we also assumed that the margin per minute would stay flat, at a slightly lower rate, again, just to be conservative on the contribution from that new outsourced business.

Q         The last bullet point there relates to margin minutes flat. What was the assumption behind that?

A         Much like our experience in the business overall, our average margin per minute has been flat; small fluctuations, but essentially flat for several quarters. And we believe that we can continue to maintain that kind of performance, with flat average margin per minute, but the actual number that we put here is lower than we put in trading.

Q         So that is a conservative number?

A         More conservative approach, yeah.

Q         Mr. Gneezy, iBasis was recently awarded an outsourcing deal, wasn’t it?

A         Yes. We were awarded a preferred supplier from a big mobile operator in the Middle East. We haven’t finalized all the negotiations, so we don’t know exactly how much traffic we are going to get from them. Overall, they have, if I remember correctly, about 3 billion minutes a year. So we expect that they will award us some portion of that 3 billion minutes a year. But we are in negotiation for the contract. We have been notified that we have been selected, and we are negotiating the contract.

Q         How does that award make you feel regarding the assumptions behind new outsourced in your five-year plan?

A         I feel very good about the five-year plan overall, and the new outsourced in particular. We have that transaction, essentially, just going through final negotiation. We have many transactions in the pipeline. They continue to show up. As I mentioned before, recently we were invited by one of the large mobile networks in the U.S. to offer them an outsource solution, and a major internet company that is launching voice services. So I think that the market trend support is — the specific transactions we are engaged with, or have been engaged with, support this; this recent award that we got supports it. I feel very good about that forecast.

Q         Could you briefly discuss the assumptions behind “Opex & other,” that is listed on the five-year plan?

A         Yes. We have a lot of automation in our system. We have a lot of systems and business intelligence and routing systems and a lot of automation. Our operating expenses do not have to grow at the same pace as the gross profit is growing. But nonetheless, as we get bigger and bigger, we need to put some additional operating expenses.

So for the forecast year here, we layer an additional $10 million in operating expenses a year. I think it’s a little heavy on the early years and more in line for the out years. So I think it’s a more conservative approach on the increase in operating expenses.

The second line is just showing that the operating expenses per minute is experiencing a decline as we are layering up operating expenses slower than the minute and the gross profit is growing.

The third line has to be with — has to do with how we recognize profits in our two main entities and in the U.S. and in the Netherlands.

Part of the rationale of the transaction with KPN was that we will take the network that we bought from KPN, that is based on this older technology, and move it up to the new IP-based technology. In so doing, we are using more and more of the original iBasis technology that was developed here in the U.S. We feel it is appropriate for us to start charging, internally, a technology royalty fee of two-and-a-half percent on our Netherlands operation. This is the business rationale for it.

The impact, as you see in the last set of assumptions, is on tax. We are paying tax in the Netherlands at the tax rates. We assume that we are continuing to pay it at the same tax rate. And then the profits that we generate in the U.S. will not require tax payment, as we have net operating loss carry-forward on the U.S. entity. So that will shield our tax in the U.S.

Overall, those assumptions help us then flow how much tax we are going to layer in the plan for the various years.

Q         Okay. We are going to shift gears now, briefly, to JX 1200. Would you please turn to that exhibit?

A         Yes.

Q         What is this document?

A         This is the tender offer.

Q         Would you turn to pages 25 and 26 of the tender offer, please? First to page 25. Do you see the paragraph entitled “Parent Projections”? You do see that, don’t you, toward the bottom?

A         Yes. Yes.

Q         On page 26, provides a series of assumptions for the parent projections. Do you see that, as well, please, a series of bullet points?

A         Yes, I do.

Q         Could you please give me your views on the assumptions behind the parent projections relating to outsourcing?

A         Yes. I think that the first bullet, that says we will do no new outsourcing deals, is completely unrealistic. It’s not in line with market trends. It’s not in line with the strategy that KPN and iBasis agreed on before we started the transaction and through the transaction. I don’t know where this assumption is coming from. It’s not consistent with anything that I have ever discussed with my KPN directors, and — I don’t know. I think it’s a completely unmerited assumption.

Q         Okay. Could you provide — I’m sorry. Please continue.

A         If I look at the next set of assumptions, on traffic and price per minute, and all that, I am — I am completely mystified by this set of numbers. That set of numbers doesn’t seem to relate to any third-party market study that I have ever seen.

This rate of decline in growth rate perhaps assumed that the downturn in the world economy is indefinite and nothing will ever recover. The assumptions on aggregate price and cost, I just don’t understand them. They don’t even seem to be self-consistent between them, as they switch around. And I think if — if I look at the resulting numbers that are on page 25, it seems to me ultrapessimistic. It’s like the-sky-is-falling kind of projection. So you know, I don’t —  I don’t really understand what leads to that set of assumptions.

Q         So in conclusion, what is your view of the parent projections?

A        I think that they are ultra-low-ball projections that are not taking into account any dynamics that I think is indicating how that business area is operating, the industry, and our own performance.

MR. OFFENHARTZ: Okay. Thank you, Mr. Gneezy.

I will now turn you over to my adversary.

THE COURT: You hit the break pretty much right on the money. It’s 10:45. We will come back at 11:00 o’clock.

MR. OFFENHARTZ: Thank you, Your Honor.

(Recess at 10:44 a.m.)

O.        Gneezy - Cross

(The proceedings resumed at 11:03 a.m.)

THE COURT: You may proceed.

MR. McATEE: Your Honor, we have a witness book, if that would help the Court.

CROSS-EXAMINATION

BY MR. McATEE:

Q.        Mr. Gneezy, I want to start with your testimony on direct about — I think you said iBasis is in a great place; right?

A.       Yes, I did.

Q.        And that’s what you generally believed; true?

A.       Yes.

Q.        And I wrote down a number of things you said. You mentioned that there are outsourcing deals in the pipeline and that you had good quarterly results this year and that integration was behind you and you had a real positive outlook for the future; true?

A.       True.

Q.        And I’m also right, sir, that that entire story, you’ve been out telling your shareholders about this tender offer; right?

A.       We’ve been communicating to the stockholders, yes.

Q.        And in press releases and 14D-9s and conference calls and private meetings with investors and PowerPoints you showed them, you’ve been doing your best to communicate your story that you’re in a great place; right?

A.       I’ve been doing my best to show them that — the shape of the business and the potential future of the business, yes.

Q.        And in those communications, your criticisms of the parent projections used in the tender offer, you made those criticisms; right?

A.       Yes. I present them. I didn’t compile them all, but I present them.

Q.        Let me switch to your claim of oral assurances during the contract negotiations in 2006 and 2007.

Am I right, sir, that your assertion is that during the negotiation somebody from KPN at some meeting during the negotiation said to you orally that the profitability of the traffic from KPN Mobile affiliates would be similar to the historical performance; is that your claim, sir?

A.       That’s my understanding, that all the discussion, not the particular meeting, but — was the premise of us getting the mobile business.

Q.        And your claims that KPN has guaranteed this similar profitability for this aspect of the business is regardless of what happens in the economy or what happens in market prices; right?

A.       Similar dynamic. We didn’t have any discussion of what happens in the economy. That was not — it was not — we weren’t negotiating that for a contractual thing. They told me this is how the business is going to run.

Q.        But in any event, is your understanding of the promise of similar profitability that there can be Lehman bankruptcies, there can be worldwide recessions. Doesn’t matter. You’re going to get a similar profitability for that aspect of the business. Is that what was promised to you, sir?

A.       Similar profitability, yes.

Q.        And it has no expiration date, does it? You get that forever.

A.       For 10 years.

Q.        Someone — when they were making the promises, whoever said it said 10 years?

A.       No. The contract is for 10 years.

Q.        And even though both KPN and iBasis were assisted by a lot of lawyers and negotiated for two years, executed a series of written agreements, you never papered that particular commitment in writing, did you?

A.       Not in the merger agreement, no.

Q.        Well, not any agreement; right? You didn’t get it in writing.

A.       I got historical numbers that weren’t mark to market. We filed a proxy together. We looked at forecasts. Everything that I looked at that is part of making a business decision was consistent with that. I didn’t get it in a particular contract, but I think that historic numbers were — the nonmarket conform things on mark to market means that everything that is not mark to market is mark to market. It’s competitive pricing and they will continue like that.

Q.        Over these many years of negotiations with a bunch of lawyers, meeting after meeting, no one ever said “We might want to put that in the contract”; right?

A.       Right.

Q.        You can’t identify a specific meeting

at which the promise was made; right?

A.       That’s correct.

Q.        You don’t have any notes documenting the promise from any meeting where a KPN representative supposedly said something about similar profitability; right?

A.       I don’t — I’m sure that the process of getting from just selling us the third-party business to including the mobile business and then the — the IDD out, I’m sure there’s — that there’s track record of that.

Q.        Do you have any notes from any meeting that people wrote down “KPN representative said similar profitability”? Do you have any of those notes?

A.       No, I don’t.

Q.        Your lawyers brought a bunch of boxes with them. Is there any document in any of those boxes where you’re going to get similar profitability is written down contemporaneous to the deal?

A.       No, I don’t.

Q.        And you can’t name a specific person who said it; true?

A.       I did say that, yes.

Q.        And you can’t recall the exact words; right?

A.       Right.

Q.        And at the time of the deal you didn’t send your board or CFO or anyone else at iBasis some kind of memo we got a promise about similar profitability; right?

A.       Right, I did not.

Q.        All we have for that promise is your word; isn’t that right?

A.       I think it — it wasn’t just my understanding that we were getting all the mobile business. The mobile business is papered in the deal. We didn’t get the mobile business just to suck up the margin from it immediately. I don’t have a paper proof that — that this was said, but I think it was part of the premise of our transaction.

Q.        And you’re the only witness from the iBasis side who’s going to come here and testify that that kind of an oral promise was made at the time of the deal; right?

A.       I — I don’t know that.

Q.        You mentioned on your direct, Mr. Gneezy, a — a framework services agreement, and that’s the written contract that governs the relationship between the KPN Mobile affiliates and iBasis; true?

A.       We have — we have two agreements. The SPSA, the stock purchase and sales agreement, and the framework agreement.

Q.        The framework agreement was negotiated specifically to govern the relationship between KPN Mobile affiliates and iBasis; right?

A.       And — and many other things.

Q.        And, in fact, in 2009, March, you personally executed a new framework agreement that governed that relationship; right?

A.       Right.

Q.        And once again, in that contract there’s no mention whatsoever of any similar profitability promise; right?

A.       Yes.

Q.        And at the time you executed it in March of 2009, you already knew that some kind of price squeeze was going on because you had been living with it for a year; right?

A.       Right.

Q.        And in that March 2009 contract you

agree to and executed language that expressly extinguished any allegation of a prior representation made back at the time of the original deal, didn’t you?

A.       Probably. I don’t recall every clause in that contract.

Q.        Let me show you —

A.       I wasn’t the chief negotiator on this.

Q.        Let me — let me call up to the screen JX-1138, page 9. This is the March 2009 FSA that you signed. I’m focusing on Section 13.5.

A.       Sir, what page again?

Q.        Page 9.

A.       Yes, I see that.

Q.        When you signed this contract, you understood the purpose of that clause was to make sure that no one would come back in court later and say there was an oral assurance from several years ago; right?

A.       I don’t know. I’m — I’m not a lawyer opining on the legality of what that clause says.

Q.        In this contract, sir, it’s true that — that for the KPN Mobile traffic, iBasis is only a preferred supplier; right?

A.       What do you mean “only”?

Q.        The contract says there is a preferred supplier relationship between the KPN Mobile affiliates on the one hand and iBasis on the other.

A.       Right. We are a preferred supplier.

Q.        And in contrast to that for the fixed business, the landline business, this contract says for that, you’re exclusive; right?

A.       Right.

Q.        And that means if you’re just preferred, you’re not going to get a hundred percent. You’re not the exclusive.

A.       We get 99 percent.

Q.        And you mentioned on your direct that this contract contains a — a — a last bid mechanism. I’ll show it to you. It’s JX-1007, Section 3.2 on page 4.

MR. McATEE: Matt, can you blow up the whole — the prior section, also, so it starts with “preferred”? Yes.

Q.        And this is the section, is it not, Mr. Gneezy, that lays out the preferred suppliership between the KPN Mobile affiliates and what at the time was KGCS; right?

A.       Yes.

Q.        And the same language is used for the iBasis contract that got executed in March of 2009; right?

A.       Yes.

Q.        And this establishes in Section 3.2 a last bid process pursuant to which KPN — I’m sorry; KGCS and later iBasis must match the best bid in all qualitative and all quantitative aspects in order to win the business; right?

A.       For new mobile services.

Q.        You agree with me for new mobile services, that’s the operative term —

A.       Yeah.

Q.        — for this contract; true?

A.       Yes, for new mobile services.

Q.        And, therefore, under the express terms of this agreement that you personally signed, KPN has the ability to shop for better prices and take its traffic elsewhere; true?

A.       The — the disclosure you’re showing me is for new mobile services. I don’t think they have — that doesn’t mean that for existing mobile services they have the right to shop.

Q.        Under — under the agreement between the parties, KPN Mobile and iBasis, KPN has the ability and right to shop for better prices and take its traffic elsewhere if you don’t match the price; isn’t that true, sir?

A.       Well, this is not what this paragraph says. It says for new mobile services they have the right. You’re imputing that right to all existing services.

Q.        Let me take you to the plaintiff’s opening brief in this case at page 9. Is this something you saw, the opening brief, before it went in?

MR. McATEE: Can you blow up that language at the top, Matt?

A.       Where are we looking?

Q.        At the very top of page 9 of the — maybe it’s easier if you looked on the screen.

“KPN had the ability, in effect, to shop for better prices and take its traffic elsewhere .....”

Do you see that?

A.       I see that, yes.

Q.        Is that a true statement, sir?

A.       I — I think that’s true. I’m — I’m not a hundred percent clear if that’s really only applying to new services or that applies to all the existing services; but in any case, the process has never been followed up.

Q.        Yeah. The next clause, “KGCS was provided a ‘first bid/last call’ option to retain such traffic if it matched any better bids.”

Your lawyers are saying that there’s a right to shop; right?

A.       I — I’m not sure that they have the right to shop existing business; but in any case, that process has never been invoked. They’ve never given us full details or an RFQ that they sent another party, the full details of what quality demands they — they ask for, the full quote that they got. And if they have that right, that clause was never invoked.

Q.        I want to put that all to one side. Let’s assume they gave you all the process you wanted, gave you all the bids you wanted, gave you all the prices that they got from competitors so that you were perfectly happy with the process, they go through that process. KPN has the right to shop, and they can take their business elsewhere if you don’t match the price. That’s what this says; right?

A.       I — I’ll repeat what I said before. It’s the thing that we looked at, said for new services. So, you know, I’m not sure if they really have that right or they have this right just for new services.

Q.        And if I have a right to shop, I haven’t promised you a hundred percent of my business; right?

A.       The description of the business that they’re selling us and the process says that they’ll give us 99 percent of the mobile traffic.

Q.        Do you recall — I think you testified that you learned in September of 2008 that E-Plus, one of the KPN Mobile affiliates, had — had notified iBasis about moving some of its traffic away; right?

A.       Yes.

Q.        And in connection with that process, you were given a chance for a final reasonable and competitive bid to keep the E-Plus traffic; true?

A.       Not true. I was not given all the process and all the information to make that final bid.

Q.        You — you were given a chance to make a final bid; true?

A.       I was given a chance to make a bid, but it did not follow any of the process. I didn’t —I didn’t get any of the information on what was I bidding and what — what is the competitive bid.

Q.        Did you make a bid? Did you put in a bid, sir?

A.       We, under intense pressure from KPN, gave a new price list that took away a big chunk of our profit in trying to retain that traffic.

Q.        And that was your offer, wasn’t it? You made an offer?

A.       I made an offer under duress.

Q.        And that offer was accepted by the KPN board; right? Your own offer got accepted?

A.       Not accepted. They — where is the hundred percent of the base traffic that is associated with our proposal? They — they accept the — the part that is good for them, that reduces the price, without giving me the other part that I need for them to comply with the contract and give me a hundred percent of the traffic.

Q.        Did you — did you make an offer of

eight percent margin? Was that part of the offer?

A.       Depending on getting the full traffic from Base.

Q.        Was the eight percent part of offer accepted by the KPN board?

A.       Yes.

Q.        And one of the things that the KPN Mobile affiliate asked for in connection with that whole process was retroactivity all the way back to the first quarter of ‘09; true?

A.       Yes.

Q.        And the KPN board rejected that and ruled in favor of iBasis on the retroactivity point; right?

A.       I don’t know what you mean by in favor. I mean, they — they — Stan Miller is asking them to cut my arm off, and the board just decided to cut my hand off. This is not favorable. This is just less disastrous. They rule on me to lower the price and to rule it retroactive to October 1.

Q.        You asked E-Plus to remove their demand for retroactive correction on prices, and on that point the KPN board agreed with iBasis; right?

A.       Yes.

Q.        And then there’s an aspect of that ruling that beginning in 2009, iBasis would offer E-Plus a competitive price that reflects a seven percent margin; right?

A.       Yes.

Q.        And you immediately raise your objection to that to Mr. Blok; right?

A.       I did.

Q.        And that part of the ruling, the seven percent ruling, it was never implemented; right?

A.       Right, never rescinded and never implemented.

Q.        Never applied in any KPN traffic; true?

A.       True.

Q.        And is it also a true fact that in — in the complaint that you personally verified in this case there’s no mention of the fact that the seven percent ruling was never applied to any traffic; right?

A.       It’s irrelevant. They’re trying to completely destroy my business, and then they — so they reduce 25 percent of my profitability and they don’t apply the — the other last coup de grace and that I should say is a concession that they’re giving me? That’s not the concession. This is just — they didn’t beat us as hard as some of them wanted to beat us. This is not the concession. It’s not in our favor.

Q.        You left out the fact that the seven percent was never implemented because you wanted to leave the impression on a PI motion, an injunction motion —

A.       I don’t know what is a PI motion. I left it out because it’s not relevant. They have no authority to rule on me. The result of the whole process was a disastrous reduction in profitability. And the fact that some of the items were not eventually implemented is not a concession to me.

Q.        It’s also true, is it not, sir, the eight percent part of the ruling of your offer was accepted even though that eight percent didn’t match how low E-Plus had from a competitor; right?

A.       So they said.

Q.        And a few days after this KPN board ruling, you — you were angry enough that you raised it to your three independent directors; right?

A.       Right.

Q.        You wrote them an e-mail and you attached the ruling.

A.       Right. The — the whole process of the ruling is outrageous. They — they — I’m not a wholly-owned subsidiary of KPN. How can its board issue rulings on what I should do and — and take the profitability on this stream of traffic down to eight percent?

Q.        I just asked if you sent them an e-mail.

A.       I did.

Q.        Okay. And in that e-mail you explained to your — the seller committee, the three independent directors, that even though you didn’t like this price pressure and it was costing money, that it was permissible under the contract; right?

A.       There’s — yes, I did say that. There’s some uncertainty about what is really permissible, but that process was not followed. Even if it’s permissible, it was not followed. We did not get full information to let us do a competitive bid. We didn’t get the RFQ that they sent. We didn’t get the proposal that they got back. We — we — this —this process, even if permissible, was not followed.

Q.        You told your board after this ruling that you didn’t like the price pressure from E-Plus, but the price pressure was permissible under the contract; isn’t that true, sir?

A.       Not the process; that they — maybe I said that they could get a competitive price. I — I don’t think that putting pressure on me to take the traffic out is — is — is right.

Q.        Let me — let me show you the demonstrative exhibit I created to facilitate this. This is from that e-mail. The actual e-mail is JX-1108. And this is Demonstrative-21. It’s on the screen.

You write, “We have been under pressure from E-Plus, KPN’s mobile operation in Germany, to meet prices offered to them by a 3rd party carrier or lose their traffic.

“Even though this is permissible by the SPA, we felt that this is too onerous and will significantly diminish the value of the business we bought from KPN.”

Those are the words you wrote; right?

A.       Right, but that process was not followed.

Q.        Those are the words you wrote.

A.        Yes.

Q.        Right?

A.        Yes.

Q.        And the “this” in the clause “this is permissible,” refers to being under pressure from E-Plus to meet prices offered to them or lose their traffic; right?

A.        There are many ways to meet the price. They could give me time to go reduce our costs so I can meet the price. This doesn’t mean that like they automatically just give me some word that they have a better price and take the traffic. There was no process here. They didn’t follow a process.

Q.        When you’re describing what is too onerous, “this is too onerous and [this] will significantly diminish the value of the business we bought,” the “this” in all of those places is referring to the price pressure that’s being put on you; isn’t that right?

A.        “this is too onerous,” I don’t know. It could refer to losing 25 percent of the traffic.

Q.        That’s the price pressure. Match my price or you lose the traffic; right? That’s what was too onerous.

A.        Yes, but I was not given the opportunity to match that price in any reasonable process.

Q.        And — and the “this is too onerous” is the same “this” that is permissible. That’s the way that sentence reads, isn’t it?

A.        Losing the traffic would be too onerous.

Q.        And in your — in your entire e-mail, which is JX-1108, if you want to refer to it, when you raised this price pressure with the board right after this ruling, there’s not one word in the e-mail about any oral assurance you received back in 2006 or 2007, is there?

A.        No, it’s not stated in the contract and — in the e-mail.

Q.        And it’s not —

I’m sorry. Were you done?

A.        Yep.

Q.        And there’s not a word in this e-mail about being promised a hundred percent of the traffic; right?

A.        Right.

Q.        So when you raised this issue to your board at the very time and place where you would be expected to tell them “I got a promise back then for a hundred percent. I got a promise back then that it would be” — “they wouldn’t squeeze me,” in the very communication where you’d be expected to raise that, you said nothing about it; true?

A.        At that time I’m not ready to assert violation of contract, breach of contract, legal accusations. I’m — I’m working with my biggest customer, the — the company that sits on my board owns 51 percent of my stock. I’m not trying to turn it into a legal dispute. The last thing I want this relationship to end is right here. I’m a business person. I’m trying to resolve things in — in a business way. Why would I start alleging legal allegations in — in an e-mail?

Q.        This e-mail wasn’t sent to KPN, was it? This is your independent board, the three directors. Right?

A.        Here we are, looking at an e-mail.

Q.        Yes, JX-1108.

A.        I know. So —

Q.        You don’t — you don’t cite any — any

animosity with KPN to tell your independent directors that you had a promise back in 2006, if that was true. Would it?

A.        I don’t assert legal allegations in — in e-mail if I’m not ready to raise those allegations.

Q.        And you showed a couple of exhibits on direct examination where you learned about an issue from one of your employees and you learned about the E-Plus issue. And I don’t have time to point them to you, but you didn’t — in those e-mails you didn’t say anything about an oral assurance, either, did you?

A.        No. I just said it was completely inappropriate for him to take this action.

Q.        And on your — on your direct you showed a page from a board presentation you gave in February of 2009.

MR. McATEE: If I could get JX-132 on the screen, page — let me start with page 19.

Q.        Now, this is the page you testified about on direct; right?

A.        Yes.

Q.        And what you didn’t say anything about is the prior page, which is page 18. If I could go to that. And this is — this is a slide you prepared;

right? You write your own slides.

A.        I prepared some of this. For example, better than plan is from direct requirement from my KPN directors to say that. I’m preparing this, my own slides, but it’s within the context of working with people.

Q.        And this is a historical comparison of KPN and outsourcing, including mobile traffic between results in ‘07 versus ‘08; right?

A.        Right.

Q.        And you write at the bottom, “In compliance with SPA & Framework Agreement.” Do you see — do you see those words?

A.        I see those words.

Q.        And when you wrote those words that — “In compliance with SPA & Framework Agreement,” when you wrote them, you knew full well that there was a squeeze on; right?

A.        There was a squeeze. We weren’t getting all the traffic. So I was just not trying to make legal allegations at this point. I’m trying to resolve issues with my biggest customer and — and my biggest stockholder in an amicable business relationship. I’m not trying to elevate this to a legal dispute.

I use this presentation to go to the CEO of KPN. I think very bold activity to go and — and put all this in front of him. I wasn’t ready to just tell him that he’s in legal violation of the contract.

Q.        And what you told him instead was that he was in compliance with the share purchase agreement and the framework agreement; right?

A.        I — I have this line on page 18, but on page 19 I clearly go through all the details of what is not appropriate.

Q.        I’m done with that exhibit, sir. Thank you.

Is part of your job responsibilities, Mr. Gneezy, to keep shareholders informed of risks and problems at iBasis?

A.        Yes.

Q.        That’s part of your job?

A.        Yes.

Q.        And do you recall that in March of 2009 a significant shareholder wrote to you specifically about whether iBasis’ transactions with KPN might be having a negative effect on iBasis?

A.        Yes.

Q.        And you recall writing him a response letter in April?

A.        Yes.

Q.        And you recall that that response letter written to this large shareholder was — was glowing about KPN, wasn’t it?

A.        I wouldn’t say it was glowing. It was highlighting from publicly-available information, filed information the parts about the transaction that were providing benefits.

MR. McATEE: Can I have Demonstrative-16 on the screen, please?

Q.        This is from that letter, which is JX-1141. One of the things you told Mr. Lloyd Miller in this letter was that “the $43 million in gross profit from Outsourcing as a percentage of revenue compares favorably with the margins generated by our other revenue streams”; right?

A.        It’s true, but I also paid 33 — $300 million for that privilege. I’m highlighting here all the beneficial aspects of the KPN transaction. I never alleged that none of the transaction were beneficial. It just do not — it doesn’t generate all the benefits that it should have generated and — and were promised.

Q.        My point is, sir, that this was a shareholder who was specifically seeking negative information about KPN; right? He sent you a letter asking you specifically “Has KPN done things that has hurt iBasis?” Right?

A.        Yes.

Q.        And in responding to that letter, you point out these favorable things, and you don’t say one word about any squeeze being on or them being not in compliance with any contracts; right?

A.        Right. I respond with publicly-available information, and I wasn’t about to give him selective disclosure. And I’m just telling him here are all the aspects that are beneficial to our business.

Q.        And, in fact, prior to the tender offer being announced, you never alerted any iBasis shareholders that KPN was not in compliance with any contracts or had been putting on a price squeeze; right?

A.        Right. I never alleged legal allegations against the KPN before they launched the tender offer, that’s right.

MR. McATEE: I’m done with that exhibit. Thanks, Matt.

Q.        Does — does iBasis report its results and profitability to KPN on a monthly basis in something called monthly management letters?

A.        Yes, it does.

Q.        And in that analysis you break out fixed traffic versus mobile traffic; right?

A.        Yes. We break various streams there.

MR. McATEE: Can I have Demonstrative-19 on the screen, please?

Q.        I believe the bottom graph is from the September 2009 management letter. And it refers to in the middle of that bottom graph a KPN outsource, other. Do you see that, sir?

A.        I see that block, yes.

Q.        And that’s the KPN Mobile traffic from — from E-Plus and Base and KPN Mobile is within that breakout?

A.        Yes, but I think this breakout also includes other streams of traffic, like mobile data, which is not traffic, any transit, 50 percent margin. So it does include the mobile voice traffic, but it also includes what we call a mobile matrix set of data services.

Q.        Those data services are tiny, aren’t they, sir?

A.        But they’re at 50 percent margin. I think that the actual margin on the traffic for that time period would be lower.

Q.        I asked if it was — if it was a — in terms of traffic, a small, modest amount of traffic.

A.        It’s not traffic. It’s big in terms of gross profit contribution to that — that block.

Q.        This says that for 2008, bottom right, the gross margin percentage for KPN outsource to other is 12.7 percent. Is that accurate, sir?

A.        For — for that breakout, that’s right.

Q.        For that breakout, the margin was 12.7 percent for all of ‘08. Yes?

A.        Yes.

Q.        Did you do any analysis of what that percentage would be if you took out that mobile matrix that you talked about?

A.        I — I have this in some other report. It’s not here. I don’t know what it will probably be.

I don’t know. Some points lower than that.

Q.        Do you know one way or the other whether it would go below 10 percent?

A.        I’m not — I’m not sure without looking at specific information on the traffic flows.

Q.        I think you showed the top part of this demonstrative in your direct exam, and that’s from the projections that got exchanged in 2007 that shows the 10 percent line; do you see that?

A.         Yes.

Q.         And those are annual projections; right?

A.         Yes.

Q.         And the gross margin percentage is 10 percent that’s shown for ‘08; true?

A.        True.

Q.        Do you know one way or the other whether or not in — for 2008 the — on an overall combined basis KPN’s mobile traffic gross margin percentage ever went below 10 percent?

A.        I — I am not sure. I think that — I think that the mobile traffic went down to perhaps 8 percent in one quarter. I don’t remember which quarter.

Q.        I’m talking annually. An annual — for 2008 on an annual basis, do you know if — if you take out the mobile matrix and you only do the Base and E-Plus and the KPN Mobile traffic whether or not it’s below 10 percent on a gross margin basis? Do you know?

A.        It — it — I don’t know for sure, but it could be slightly higher, perhaps.

Q.        And so you don’t know one way or the other if these — if these 10 percent numbers in the projections, even if they were promises, you don’t even know if — if they were ever broken; right?

A.        I don’t know about the projection, but I know about specific direct action that is forcing me to reduce the margin by a huge amount. Those are aggregate numbers. They include traffic from different entities. There’s a shift in mix between those entities. There’s a shift of mix of traffic to different designations. You can’t see everything in looking at — at one number on an aggregate thing for a whole year.

It’s clear that when I’m demanded to reduce the markup on my price list from 15 percent to 11, that that is squeezing my margin.

Q.        Before filing the complaint in this case and verifying it, did you do anything to determine whether or not, in fact, the KPN Mobile gross margin percentage for 2008 was above or below 10 percent?

A.        No, I didn’t do that analysis.

Q.        Thank you.

And I think you testified on direct that you now recognize that at the time of the deal, if you run the math, you were told that in terms of margin per minute, that the profitability of this business would go down over time; right?

A.        That’s — that’s true. I recognize that now.

MR. McATEE: Can I see the Demonstrative …20?

Q.        You said — you said on your direct you — you had a new awareness of that; right?

A.        Right.

Q.        You got that new awareness after you looked at this graph, didn’t you?

A.        Yes.

Q.        And this graph is from the projections. And — and you’ve had the numbers confirmed?

A.        This graph is derived from the projections, yes. It’s not explicitly called out in the projections.

Q.        But, anyway, if you had done the math at the time, you would have recognized that on a margin per minute basis, the projections for this business over time would — would decline.

A.        Yes, that’s right.

Q.        Okay.?

MR. McATEE: I’m done with that exhibit, too. Thanks.

Q.        One of the things you didn’t talk about on direct is a friend of yours at Silver Lake, Mr. David Roux. He’s a friend of yours; right?

A.        Yes.

Q.        He’s at Silver Lake?

A.        Yes.

Q.        And he was an investor in iBasis at one time, a personal investor?

A.        Yes.

Q.        And back in 2008 you met him in connection with securing financing for a possible outsourcing deal?

A.        Yes.

Q.        And one of the possibilities that was discussed then was if he decided to invest, maybe he would take iBasis private?

A.        He mentioned that, yes.

Q.        And then March of 2009 you again had discussions with Mr. Roux about the possibility of Silver Lake putting a big chunk of money in this company; right?

A.        Yes.

Q.        And, in fact, the — the proposal on the table was to buy KPN’s shares; right?

A.        I haven’t seen their exact proposal, but I think they were ready to buy part or all of KPN or — or any part that was available. Maybe everything.

Q.        But you knew that Silver Lake was considering buying all the shares of KPN that they held in iBasis; true?

A.        Yes.

Q.        And that was a strategy as of April 2009 that you supported; right?

A.        Yes.

Q.        And you provided them with a

nondisclosure agreement and access to your internal records; true?

A.       Yes.

Q.       And they diligenced the company; right?

A.       Yes.

Q.       And this is a friend of yours and he’s a sophisticated investor, isn’t he?

A.        He is.

Q.        And after doing all his diligence, his offer price for KPN shares was $1.75; right?

A.        So I saw in the — in — in your tender offer. I — I believe, although I’m not privy to all the discussion there, that they were trying to get a foot in the door to discuss with KPN so that it can negotiate the price. So this obviously wasn’t their highest offer, take it or leave it. This was a come talk to me.

Q.        I think I just asked if you were aware that the form of the offer they made was $1.75.

A.        I saw it in the tender offer.

Q.        Okay. And there wasn’t anything preventing you, prior to the tender offer, from asking your friend, Mr. Roux, what he had offered, was there?

A.        He wasn’t making the offer to the company. He wasn’t putting the company in play. They — they are sophisticated enough to know what to say and not to say, and they didn’t discuss with me the — the — the price they were going to offer.

Q.        It wasn’t an iBasis opportunity, was it? It was a KPN opportunity. True?

A.        I don’t know what you mean by that.

Q.        The $1.75 was offered to KPN for their shares; right?

A.        Yes.

Q.        And you thought, in considering the tender offer in this case, that the $1.75 price was a relevant data point, didn’t you?

A.        I — I — yes, it’s relevant that KPN, after, in retrospect I know now, received an offer for 1.75 and it offered iBasis 1.55 even though it already had an offer; just an opening bid, come talk to me higher than 1.55.

Q.        And if it was relevant then, it’s relevant now, isn’t it?

A.        It was a relevant price to come talk to them. It was not a final best bid. And I didn’t produce that price. I didn’t work on that price.

Q.        And if Mr. Roux had — Mr. Roux had been successful and had worked it out with KPN and taken control of the company, you would — you would have loved that, wouldn’t you?

A.        If it was good for the stockholders, it was good for me. It’s okay for me if KPN takes over the company if they just paid the right price. I’m not objecting to selling the company. When we first negotiated the deal, I asked KPN “Why are you buying only 51 percent? Buy the whole company. I’m fine with selling the company.”

Q.        I think I just asked if you would like to have your friend in control of this company; right?

A.        Sure.

Q.        Talk a little bit about the five-year plan that you worked in response to the tender offer. You talked about that on your direct.

That was prepared because Jefferies had asked for it?

A.        Yes.

Q.        And you worked on that with your CFO, Mr. Tennant?

A.        I worked on it with my whole executive team and some other support people from the company.

Q.        And your view is that putting that plan together in connection with this tender offer, you were being conservative.

A.        Yes.

MR. McATEE: Let me have Demonstrative-17 up, please.

Q.        And these are projected numbers from the five-year plan that you put together. And the projections are from — for revenues, going from 1 billion to 1.8 billion; right?

A.        Yes.

Q.        For minutes, you’re going to go from just short of 20 billion minutes to 46 billion minutes; right?

A.        Yes.

MR. McATEE: Let me have Demonstrative Exhibit 18, please.

Q.        This is net income. After a small loss in 2009, you’re projecting making money every year thereafter up to nearly 90 million in 2014; true?

A.        Yes.

Q.        And if all of that comes true, we’re talking making more than $227 million over that period; right?

A.        If — if I computed that.

Q.        And that’s after an ‘08 performance where iBasis took an impairment of 200 million; right?

A.        Impairment is a one-time, noncash charge. And ‘08 was the year that the whole world economy fell apart. I don’t think it’s a good metric to compare it to our future performance.

Q.        Fair enough.

Is — my main question is: Seeing all those graphs go straight up like the lines from the phone company, you’re not willing to admit that that’s slightly optimistic?

A.        I think if you look at our past performance before the KPN deal, our lines looked like this, maybe more of a hockey stick. And now we have this opportunity for outsourcing. So half of the growth here in this projected period in gross profit is from the normal business. Only half of that growth. The other half is from those new outsourcing deals.

Q.        You’re not — you’re not aware of a single set of projections in this case from iBasis, from KPN, from Jefferies, from any third party, Silver Lake, whoever, who is more optimistic than the charts

I just showed you; right?

A.       Our five-year plan we did the year before was much more optimistic than that. That was actually toned down by — by a lot, maybe 30 percent.

Q.        Okay. Let me rephrase the question, then. Other than the projections prepared by you and your management team, you’re not aware of any other projections that are more bullish on this company; right?

A.       I think that the KPN projections that include outsourcing are — are very similar to those numbers.

Q.        But yours are even more bullish than those; right?

A.       Barely.

Q.        You put out a chart to your investors. You went on a roadshow. You put up a chart, it’s a fan chart. The line for the iBasis management plan was the top line, wasn’t it?

A.       Barely higher than — than the KPN scenario that included outsourcing transactions.

Q.        My — my point is, sir, that — that whether it’s slightly higher — my point is that whatever it is, the most optimistic projections for this company over the next five years has — have been published now to the minority shareholders; true?

A.       That — that projection has been published, yes.

Q.        And all the KPN projections about —that were on that fan chart, the — the outsourcing scenarios and the other ones, you put all those on the chart and showed the investors; right?

A.       Yes.

Q.        When you worked on this five-year plan, you had already decided that the tender offer was too low; right?

A.       We haven’t decided anything. We — we had the bankers waiting for this, among other things, to do their evaluation. We didn’t decide anything at this point.

Q.        The very first day you heard about the $1.55, you thought it was too low. You called your board and said it was too low; right?

A.       Yeah, I thought it was low; but I haven’t decided. Just compared to the fact that we just did stock buybacks with authorization of KPN directors at $4 a share, a buck 55 is — it seems very low.

Q.        And you told Mr. King and Mr. Brumley on the very first day you heard about it that the offer was unfair; right?

A.       It was, in my opinion, at the time and still is now, that that offer was very low and — and was just taking advantage of us in terms of — of timing.

Q.        And that was your mindset when you were working on the five-year plan; right?

A.       This — that this is not what I was thinking when I was working on the five-year plan. You are taking two separate facts and putting them together. I worked on the five-year plan with my head of sales, my — my head of operation, my — my CFO, my cofounder. We looked at a lot of factors. We put together the best we could on a five-year plan.

Q.        You — you prepared that plan being opposed to the tender offer, and you did it because you knew it was going to go to Jefferies and you knew that they would use that for an inadequacy opinion; right?

A.       Yes, but that doesn’t mean that I cooked the plan. It is more conservative than the previous five-year plan. And this fact is not what drove me in my consideration of the various assumptions, nor any one of my executive team. I think that we were all doing the best we can to update our five-year plan.

Q.        When you were working on this plan, you were thinking “This is my company. I’m the founder. I did it in my basement. I” — “I put my blood, sweat, and tears in it and I’m not going to be overthrown by this offer.” That was what your mindset was when you were working on this plan, wasn’t it?

A.       Never, not even once. When I negotiated with KPN the first time, I told them, “Buy the whole company out.” They can fire me anytime. They don’t need to do this tender offer to fire me. This is completely irrelevant.

Q.        And then you — and at the same time you were doing the — working on the five-year plan, you were working with a consultant called Pearl Meyer to increase the executives’ golden parachutes, weren’t you?

A.       At the direction of the special committee to evaluate our severance payments, we hired an independent consultant to do an analysis of how our severance compares to our peers in the industry so the special committee can take it into consideration.

Q.        And the idea was to change the definition of “change in control” to include the — the tender offer by KPN if it succeeds; right?

A.       There — there was a proposal that was never adopted that was attempting to put the severance amount in line with our peers.

Q.        This was being done right at the same time you were considering the tender offer; right? Whoever asked for it, whoever — whoever did it, for whatever reason, my point is that it’s contemporaneous with my client’s tender offer; right?

A.       Yes.

MR. McATEE: Put up JX-1262, please.

I’m sorry. 22. Demonstrative-22. I’m sorry.

Q.        Mr. Gneezy, if these changes that are being considered are adopted, is this what the golden parachutes are going to look like?

A.       The severance would look like this and would be in line with the average of our peer group.

Q.        Your — yours would go from 3 million to 8 million?

A.       Yes. That just reflects that our

current compensation is at the 25th percentile of my peer group.

Q.        And this — isn’t it a fact that this is being done as another strategy to take more of my client’s money and to line management’s pockets? This is why this is being done.

A.       No. I think it was evaluated to assess whether the management has enough incentives to work for the best interest of the minority stockholders and is not going to be worried about their own future. And in any case, it was never enacted.

Q.        You supported this lawsuit in Delaware; right?

A.       Yes.

Q.        You supported the lawsuit in New York that got filed.

A.       I did.

Q.        You voted for the poison pill.

A.       I did.

Q.        You at least had knowledge of this golden parachute increase; right?

A.       Yes.

Q.        You authorized the $7 1/2 million that

your client is spending to oppose this offer; right?

A.       My company, yes.

Q.        And the — and the point is that time and again you’ve demonstrated that you’ll do whatever it takes to stop this tender offer.

A.       And do whatever it takes to get KPN to offer a fair price to the minority stockholders.

Q.        The fact is that you never had the oral promise. You just — you never had an oral promise. You just — you just gave that to the lawyers so they could file a lawsuit.

A.       Not true.

Q.        Isn’t that right?

A.       No.

Q.        And the explanations for your “this is permissible” e-mail and your — and that “in compliance” slide, you’re doing whatever you can because you know that those documents hurt your case.

A.       No. I’m a reasonable business person, I believe. And my inclination is not to start throwing contractual and legal allegations at my big business partners. This is not a good way to work a relationship.

Q.        You don’t — you don’t like the idea

of KPN owning this company, the whole thing.

A.       I love the idea if they just paid a reasonable price.

MR. McATEE: That’s all I have. I pass the witness. Thank you.

REDIRECT EXAMINATION

BY MR. OFFENHARTZ:

Q.        Mr. Gneezy, you just testified that you — you would be willing to sell your shares, you would be willing for iBasis to be sold to KPN at an appropriate price; correct?

A.       Absolutely.

Q.        That has been disclosed in a press release, hasn’t it?

A.       Yes, it has.

Q.        That has been disclosed to the public, that iBasis is willing to negotiate an appropriate price; correct?

A.       Yes.

Q.        Mr. Gneezy, there was some time spent on your cross regarding Pearl Meyer; correct?

A.       Yes.

Q.        Just so there’s no confusion, the — there has been no adoption or change in anyone’s

O.        Gneezy - Redirect

contractual retirement or golden parachute rights based on any work done by Pearl Meyer; correct?

A.       Correct. No changes.

Q.        Mr. Gneezy, you also referred — you were also asked many questions regarding the five-year plan that was done post tender offer; correct?

A.       Yes.

Q.        Can you please tell us about the five-year plan that was done prior to the tender offer?

A.       About the year before, in preparation for a full-day board meeting to look at the strategy of the company and our longer-term plan, we prepared another five-year plan. That five-year plan also included outsourcing and M and A. And I — I — I remember that the numbers at that time were much higher. But given that in ‘08 we’re starting from —‘09 we’re starting from a lower point after the whole economic work pressure in ‘08, this plan ended up lower than that previous plan.

Q.        So I recall that you testified that the earlier five-year plan was 30 percent more aggressive; is that correct?

A.       I don’t remember the exact numbers,

but the — the — my recollection is that the total EBITDA generated was much higher.

Q.        And that much higher EBITDA estimate was made prior to the tender offer; correct?

A.       Yeah, about the year before.

Q.        Let’s look at document JX-1128, please. It’s in both binders before you. And I think we’re also calling it up.

On direct you’ll recall that we discussed lines on page 19 detailing the squeeze; correct?

A.       Yes.

Q.        On cross you’ll recall there was a focus on page 18?

MR. OFFENHARTZ: Can we call up page 18, please?

Q.        There was a discussion of the phrase “In compliance with SPA & Framework Agreement.”

A.       Yes.

Q.        Can you tell us about the circumstances by which that phrase came to be inserted into the slides?

A.       We — we were not ready to start legal process against KPN. We are trying to resolve this on — this dispute. I’m setting up a presentation for my board in — in preparation to go talk to the CEO of KPN. My KPN directors are not pleased with me wanting to go to the KPN CEO and air all of those issues that we have. So there’s a lot of pressure on me to — to be diplomatic in my presentation to him.

You notice that in — in the presentation I did for Ad Scheepbouwer, there’s a line there that says that it’s above the plan that I was specifically instructed by my KPN directors to put in.

So I — I think that the context here is, I’m trying to be more diplomatic going to the CEO of my controlling company. I’m still I think quite bold in presenting all of those issues and raising it to his level. And I’m — I’m — I — I didn’t think at the time it was productive to start accusing him of — of contract violation, legal threats. I believe in trying to resolve business issues in a business way.

Q.                      What was the role of Joost Farwerck and Eelco Blok in the preparation of Slide 18?

A.                      They essentially instructed me to add this — this line about being above plan.

Q.                      Okay. Thank you.

Can you turn to slide — I’m sorry; Exhibit JX-1128, please? Actually, that’s what we were just looking at.

A.                      This one?

Q.                      JX-1108. There was much discussion in your cross regarding whether or not you gave notice of the squeeze; do you recall that?

A.                      Yes.

Q.                      Would you look at the second to last paragraph of this e-mail?

A.                      Yes.

Q.                      It says, “This email is a heads up on the issue.”

Would you look at the last paragraph of this e-mail? It reads, “I feel that much has been done since we closed the transaction to compress our margin on KPN’s business and we need KPN to stop squeezing us.”

Did I read that correctly?

A.                      Yes.

Q.                      Thank you.

MR. OFFENHARTZ: I’d now like to pull up Exhibit JX-1225 on the screen.

Q.                      It’s the Form 8-K filed by iBasis. On

page 17, as you can see on your slide in front of you, was this the fantail chart you were referring to in your cross?

A.                      Yes, it was.

Q.                      Is this the document that you were referring to — strike that.

Can you describe the connection between the iBasis management case and the outsourcing case, KPN — prepared by KPN?

A.                      Yes. The — the line that says “including outsourcing” or “outsourcing case” is a KPN projection that takes into account us doing outsourcing transactions in line with our strategy, agreed with KPN; and it shows that those lines are very, very close to each other. I think actually in the first year, the KPN projection is higher than ours. Then it’s almost identical for two years, and then there’s a small divergence in the last year that they forecasted. Our forecast just goes out further by two years. But it’s essentially — for considering, you know, a multiyear range, I — I think that those numbers are almost identical.

Q.                      Now, you were asked during your cross that all of the — all of the projections on this chart have been disclosed; is that correct?

A.                      Yes.

Q.                      This chart does not include, does it, all of the projections and disclosures at issue in this case, does it?

A.                      No.

Q.                      Okay.

MR. OFFENHARTZ: No further questions.

MR. McATEE: I don’t have anything, Your Honor.

THE COURT: Thank you, sir. You may step down.

(Witness excused)

THE COURT: Next witness.

MR. KERSTEIN: Your Honor, David Kerstein for iBasis. I’d like to call Paul Floyd to the stand. I also have some binders to hand up, if I may.

THE COURT: Sure.

PAUL FLOYD, after having been first duly sworn, was examined and testified as follows:

DIRECT EXAMINATION

BY MR. KERSTEIN:

Q.                      Good afternoon, sir. Please state

P. Floyd - Direct

your name for the record.

A.                      Paul Floyd.

Q.                      Mr. Floyd, could you please briefly describe your educational background?

A.                      I have a bachelor’s of engineering degree and a master’s of engineering degree from Stevens Institute of Technology and an MBA from the University of South Florida.

Q.                      How long have you been at iBasis, sir?

A.                      Since 2001.

Q.                      What position do you now hold?

A.                      Senior vice president of products, network, and systems.

Q.                      What is the group of six or G6 at iBasis?

A.                      It’s the executive team.

Q.                      Are you a member of that group?

A.                      Yes.

Q.                      Sir, did there —

THE COURT: G6?

MR. KERSTEIN: The G6.

(Laughter)

BY MR. KERSTEIN:

Q.                      Did there come a point in time, sir,

when you learned that KPN had made a tender offer for KPN’s remaining shares that it did not own?

A.                      Yes.

Q.                      And do you recall the price that the offer was initially made at?

A.                      $1.55.

Q.                      Were you surprised by that price?

A.                      Yes.

Q.                      Why were you surprised?

A.                      I thought it was — I was surprised at the timing, and I also thought it was very opportunistic.

Q.                      Were you aware, sir, that the KPN tender offer was based on a certain set of projections?

A.                      Not — not at that time.

Q.                      After — after you came to view the tender offer, did you see that they were based on a set of projections that KPN had prepared?

A.                      Yes, it was in the tender offer.

Q.                      Okay. If we call those the parent projections, you’ll understand what I’m referring to?

A.                      Yes.

Q.                      Were you aware of other internal KPN

projections for iBasis aside from the parent projections?

A.                      Yes.

Q.                      And were those projections more or less favorable to iBasis than the parent projections?

A.                      Overall they were significantly more favorable.

Q.                      Had you been shown those more favorable projections?

A.                      Yes. I’d been at the KPN at — in mid-June. I traveled often to KPN. And so I was in KPN in mid-June and participated in several meetings about those projections.

Q.                      Why or in what context were they shown to you?

A.                      They were — I was — I was visiting for the week while I was there, and a meeting had been set up by — by the head of the KPN office, Paul van der Schot. And so I met — met on two different days with regard to those projections.

Q.                      Let’s start with the first day of meetings. Who attended that meeting, those meetings on behalf of what entities?

A.                      From iBasis, it was myself and

Edwin van Ierland. From the iBasis office, it was Paul van der Schot and Johannes van Dijk; and then Huib Costermans, who is the CFO for the wholesale and operations organization, and he reports to Joost Farwerck.

Q.                      You mentioned that Mr. van der Schot and Mr. van Dijk were from KPN’s iBasis office. Can you briefly explain for us your understanding of what that is?

A.       The iBasis office is a team, organization that reports into Joost Farwerck; and they work with iBasis on a day-to-day basis and — working on planning, strategy issues that come up between iBasis and KPN entities.

Q.                      Were the favorable projections presented in this first day of meetings?

A.                      Yes.

Q.                      How were they presented?

A.                      We were — Paul had brought them in to the meeting with him. He handed it out to us. So we had them on — on the table in front of us, and then we went page by page through the projections and talked about the — each page.

Q.                      Approximately how long do you think

the discussion about these favorable projections lasted?

A.                      The meeting was scheduled to be an hour, and we spent most of the meeting on it, probably spent, you know, 45 minutes on — on the favorable projections.

Q.                      Mr. Floyd, if I could direct your attention to Joint Exhibit 114 in the binder in front of you.

MR. KERSTEIN: And if we can call it up to the screen, please.

Q.                      What is this document?

A.                      This is — this — this document is the one that was shown to us.

Q.                      The favorable projections?

A.                      The favorable projections.

Q.                      From what the KPN representatives told you about them at your meetings, what is your understanding of what these projections represented?

A.                      It was their — their best consideration of the — of the, you know, future potential for the iBasis business.

Q.                      What, if any, was the focus of the discussion with KPN about these projections in your meetings?

A.                      So we went page by page through the projections. I’d say we spent the bulk of the time talking about the outsourcing scenario and about the potential for outsourcing with iBasis because that’s the area that I think people were the most excited about.

Q.                      Can you turn to the next page of the document, please? Was that the Scenario 4 on the bottom?

A.                      Yes. Scenario 4 is the outsourcing scenario.

Q.                      Okay. Thank you.

What did KPN say about outsourcing to you in these meetings?

A.                      It was — it was — they were very — they were very excited about the potential of outsourcing in terms of really, you know, being the major catalyst for growing the iBasis business as — as we moved forward. And we spent time talking about, you know, some current deals and potential deals. And, also, they wanted to, of course, get our — our view on those — on that potential.

Q.                      Was there any discussion about the

level of support KPN would or would not give to iBasis’ outsourcing efforts going forward?

A.                      Well, I had at one point during the meeting, because, you know — of course, I was very — very interested in the outsourcing because that’s key to our strategy. And I said to Huib Costermans that one of the concerns is that we’d gotten — from my perspective, I’d gotten some mixed support from KPN on outsourcing and that that would, of course, have to change because it’s important that KPN supports that, also, to be really successful with it.

And Huib said that — that he — he understood that, he recognized that, and — and that it was going to change, that there was a lot of support now.

Q.                      Did you get the impression, sir, at all that KPN presented this information to you in order to motivate you or iBasis?

A.                      No.

Q.                      Did KPN instruct you to share these projections with anyone else at iBasis?

A.                      Nothing specific was said about that.

Q.                      Did they tell you or insinuate to you that iBasis had to do better?

A.                      No.

Q.                      That iBasis needed to try harder?

A.                      No.

Q.                      Did they tell you that iBasis needed to change its focus?

A.                      No.

Q.                      Did they tell you it needed to change its strategy?

A.                      No. I mean, other than we talked about the scenarios.

Q.                      Mr. Floyd, as a member of senior management at iBasis and one of the G6, did you think that any of the particular scenarios or projections in this document were realistic projections for iBasis?

A.                      Well, we — we had just finished — we were just finishing our integration effort and, in fact, we had just launched a series of growth initiatives. And the outsourcing initiative we — we clearly viewed as — as one of our most strategic key initiatives that we were launching. And so — and we spent most of our time talking about that initiative during this meeting. So it seemed very aligned with — with what we were doing and the direction we were headed.

Q.                      So Scenario 4 to you is the —

A.                      Yes.

Q.                      — one —

A.                      Yes.

Q.                      — that you agree with?

A.                      Yes.

Q.                      Were the favorable projections discussed in this second day’s worth of meetings?

A.                      Yes.

MR. BROADWATER: Objection, Your Honor. Counsel misstates the record in a leading way that I think is inappropriate.

MR. KERSTEIN: He testified that there were two days’ worth of meetings.

MR. BROADWATER: Two days’ worth of meetings? 45 minutes’ worth of meeting. Not two days.

THE COURT: Why don’t you be more precise?

MR. KERSTEIN: I’m sorry?

THE COURT: Why don’t you be more precise.

BY MR. KERSTEIN:

Q.                      Mr. Floyd, did you have two days’

worth of meetings at KPN in the middle of June?

A.                      Well, to be precise, the first day was an hour-long meeting which, from my perspective, was plenty of time to — to do a thorough walk-through. The second day was — was also — was over an hour that we — that we spent with — with Joost Farwerck. On that day we covered a number of topics.

Q.                      On that second day — who was in the meetings on the second day of meetings you attended with KPN?

A.                      Joost Farwerck; and from iBasis, myself and Edwin van Ierland came; and then also from iBasis office, Paul van der Schot and Johannes van Dijk came.

Q.                      Were the favorable projections discussed on this second day?

A.                      Yes. It was — as I said, it had been, I think, a few months since Edwin and I had had a chance to see Joost, and we usually always try to see — at least I always try to see Joost when I got back to the Hague.

And — and so we covered — we talked about a number of different things. And we got to the favorable projections, and overall Paul gave a — just a snapshot or a capsule of what happened the day before with Huib Costermans at that meeting. And — and then we — and then we spent actually a fair amount of time also talking about outsourcing with — with Joost.

Q.                      Did Mr. Farwerck ask about iBasis outsourcing plans specifically?

A.                      Yes. Yes.

Q.                      What did he want?

A.                      He wanted an update on the outsourcing opportunities and kind of where we were on some of the various opportunities.

Q.                      Were any new potential opportunities discussed?

A.                      Yeah. We had one that was particularly active at that time. There were two that were particularly active. One was an operator in Canada, and the other was this Middle Eastern operator that was — Middle Eastern mobile operator that does a lot of mobile traffic in the Middle East and Horn of Africa.

Q.                      What was Mr. Farwerck’s reaction to the outsourcing discussion?

A.                      Well, I think he was — he was, you

know, pleased in terms of the progress that we were making with outsourcing and, in particular, the — the — the fairly significant mobile opportunity with the operator in the Middle East. And — and he also seemed very — you know, seemed positive on that being — that being a key kind of future driver for iBasis.

Q.                      Did Mr. Farwerck seem familiar with the favorable projections?

A.                      Yes.

Q.                      Did the KPN folks with whom you spoke at the meeting seem to think that the projections and specifically the outsourcing projections were realistic?

MR. BROADWATER: Objection, Your Honor; calls for somebody else’s state of mind. We’ve had a lot of leading and speculative questions, but this takes the cake.

THE COURT: Yeah. I mean, I think it would be more helpful to me if you asked — I mean, if people said something, it’s an admission of a party opponent or something, you want to elicit some testimony about what someone actually said —

MR. KERSTEIN: Sure, Your Honor. I’ll

rephrase.

THE COURT: I don’t know the basis on which he would divine it unless somebody said something.

MR. KERSTEIN: I’ll rephrase the question.

BY MR. KERSTEIN:

Q.                      Did anyone in the meeting say anything to you that gave you the impression that the KPN persons who were speaking were — thought that the outsourcing scenarios were realistic?

MR. BROADWATER: Same objection, Your Honor.

THE COURT: It’s leading.

BY MR. KERSTEIN:

Q.                      What did the people at the meeting say to you about the outsourcing scenario?

A.                      Well, I — I had — I mean, it was the scenario at both meetings; that certainly on the first day, it was the scenario we spent the most time on in terms of talking about. And on the second day we — we talked about — provided a snapshot of what had happened the previous day with Huib Costermans in that meeting to Joost. And then we spent most of the time talking about outsourcing.

I would say, too, you know, with regard to their — I can’t read anybody’s state of mind here, but I’d ask that question specifically after the meeting on the first day. I talked to — to Johannes and Paul and asked them, you know — first of all, I told them they had done a very good job on this effort, and then asked them what — you know, how they were derived.

And they said that they had been at iBasis in April, you know, just two months before that; and at the meeting at iBasis, they — they said to me that they had come away from those two days of meetings where we had talked about the iBasis business and the growth initiatives and integration, and — and outsourcing was part of it — and they told me they walked away very pleased with what they heard about iBasis.

I said to them, “That’s really good to hear.” I said, “Have you” — “did you get a chance to talk to Joost about this?”

And, of course, this is prior to the next meeting, the day ahead. And they — and they said, “Yes, we talked to Joost.”

I said, “How did Joost respond?”

And they said that Joost said he was very pleased to hear that because he felt the same way about iBasis.

And — and that was also consistent with previous conversations I’d had with Joost.

Q.                      Joost Farwerck —

A.                      With Joost Farwerck.

Q.                      — the KPN director.

A.                      Yeah. And I didn’t see anything in the — in the meeting we had — the second meeting we had with Joost and the individuals, I didn’t see anything in that meeting that was contrary to that. I mean, Joost seemed — seemed to feel very positive about — about the outsourcing efforts.

MR. KERSTEIN: Slide 4, page 4 of these — of this exhibit.

Q.                      If you could please turn to page 4, Mr. Floyd. The page is titled “Way forward.”

A.                      Yes.

Q.                      The first bullet point on this slide says, “iBasis has [the] potential to outperform the market.” Do you see that?

A.                      Yes.

Q.                      Was that something that the KPN folks at the meeting discussed with you or conveyed to you?

A.                      Yes.

Q.                      Do you agree with that statement by KPN?

A.                      Yeah, definitely.

Q.                      The next bullet point on the slide says, “Integration finished, organisation ready for ‘back-on-track’ growth initiatives.” Do you see that, sir?

A.                      Yes.

Q.                      Was that something the KPN folks at the meeting discussed with you or conveyed to you?

A.                      Yes.

Q.                      Do you agree with those statements by KPN?

A.                      Yes. I — I led the integration. So I know it was definitely finished and I also was very involved in launching of these back-to-growth initiatives. And they — by then we had launched these initiatives.

Q.                      The next bullet on the slide says, “iBasis top-3 marketplayer, market consolidation always in favor of top marketplayers.” Do you see that, sir?

A.                     Yes.

Q.                      Was that something the KPN folks at the meeting discussed with you or conveyed to you?

A.                     Yes, yes.

Q.                      And do you agree with those statements?

A.                     Yes. We’re definitely — when you look at the players that are in — in this part of the market, we’re definitely in the top three.

Q.                      And if you could please turn back now to pages 2 and 3. If you would keep your binder out, you can look at them at the same time.

A.                     Yes.

MR. KERSTEIN: Is it possible to put both on the screen?

A.                     It’s on the screen here.

Q.                      Page 2 is entitled “KPN View on Year End Expectation” and appears to have some figures going out for a few years.

The next page, page 3 is entitled “Summary Scenario’s + YEE.” Again, the number of metrics, out to 2012, appear to be five different groups.

A.                     Yes.

Q.                      Metrics are listed. Do you see all that, sir?

A.                     Yes.

Q.                      Now, did KPN explain to you what the YEE represented?

A.                     It was — it was their — in looking at the scenarios, it was their best — best view on the outlook for iBasis.

Q.                      Please turn to JX-1280A in your binder. I’ll just note this is a translated version of a Dutch language document we received from KPN. The original Dutch document is at 1280. I think it would be possibly easiest if we follow along on 1280A.

After the certification of translation, if you look at the first page, there appears to be an e-mail, two e-mails between Mr. van Dijk and Mr. van der Schot dated June 11th.

A.                     Yes.

Q.                      The subject line of the e-mail on the bottom says “YEE SCENARIOSIBASIS_may_2009_version01 — “v01.xls.” Do you see that?

A.                     Yes. That — yes.

Q.                      Now, attached to this e-mail there

appears to be some sort of — some pages, presentation or numbers of this sort. If you flip through these pages, these charts, does this look familiar to you at all?

A.                     They seem to be a lot of charts similar to what was shown in the — in the meetings that I attended.

Q.                      Okay. Mr. Floyd, with respect to 1280, were you ever specifically shown this document by KPN?

A.                     No, no.

Q.                      Okay. If you will turn to page 3 of this document, 1280A.

A.                     Okay.

Q.                      On the second bullet point it says “Scenario 3 (‘outperforming the market’).”

And then it says, “most desirable and also seems [most] attainable.” Do you see that, sir?

A.                     Yes.

Q.                      Mr. Floyd, was that message ever conveyed to you by KPN in these meetings?

A.                     In that that’s where we spent most of the time in terms of discussing the outsourcing scenario.

Q.                      Well, under the graphic — there’s another bullet point and it says “Scenario 3 including outsourced deals every year with scope of approx. 2.5 billion minutes per year improves performance iBasis significantly.”

A.                     Yes.

Q.                      Is that what you meant the scenario you spent the most time talking?

A.                     Yes.

MR. BROADWATER: Objection, Your Honor. You know, we’re asking him to agree with a document he’s never seen and was never presented to him and asking whether that’s what he meant when he was talking about a different document.

MR. KERSTEIN: Just asking if the sentiments expressed in this document were conveyed to him.

MR. BROADWATER: I’d like factual testimony.

THE COURT: Let me just say, you’re rather aggressively leading.

MR. KERSTEIN: Okay.

THE COURT: So I’m going to sustain on that basis. To the extent you have to tell the story rather than the witness, it’s less persuasive to me.

MR. KERSTEIN: I understand, Your Honor.

THE COURT: This is a percipient witness who was there. He should be put on the stand to be asked about what happened, what he perceived what happened, what he did, what others did in his presence.

MR. KERSTEIN: Understand, Your Honor. BY MR. KERSTEIN:

Q.                      Mr. Floyd, did — did you gain an understanding from what the KPN folks you met with told you or expressed to you how they came up with the favorable projections that you were presented at the meeting?

A.                     Well, I — I asked Paul and Johannes about that. And they said that after that April meeting that they had at iBasis that they — they were very favorably impressed and that they’d come back and they started to work on these projections. And so I think they were working on it. It came — it certainly came to me as if they were working on that after the April meeting. And so up until the meeting when I met with them in mid-June.

Q.                      Thank you.

Changing gears for a moment. Did there come a time after the iBasis-KPN transaction closed that an issue or a problem arose with respect to transmission termination costs, port changes between iBasis and KPN?

A.                     Yes, yes.

Q.                      When did that issue arise — when did you become aware of that issue?

A.                     It — it — it started just several weeks after the — after the closing of the deal.

Q.                      What is your understanding of the issue?

A.                     Well, at that point in time the — the iBasis was — was approached and said that — that KPN — we would — we would have to start paying fees for terminating traffic into the Netherlands and also transit fees to transit the KPN national network in the Netherlands. So these were fees that we’d never been aware of, you know, prior to preclose, and they certainly weren’t in the proxy — any proxy statements that were disclosed. And they have — they had significant impact.

Q.                      What kind of impact did those fees

being charged have?

A.                     Well, we had to — this — one of the — one of the key premises of the deal was that we would be able to have favorable terms for traffic into the Netherlands. I mean, that’s one of the — one of the powerful things about doing an outsourcing deal, is — is for the home country to have favorable terms. And that would allow — that allows us — and, of course, that existed prior to the deal with KGCS. And that allows us to be able to — to exchange traffic with other carriers around the world and — and have very — very strong commitment deals with other carriers.

As soon as — as soon as this was imposed, we no longer had an advantage. And it brings to question that — the deal itself. And so — so we immediately had to start changing the deals we had with other carriers. And that had — had significant impact on our 2008 revenue and traffic margins with those carriers and in particular with the mobile inbound traffic into the Netherlands.

Q.                      Can KPN do anything —

THE COURT: Let’s pause — let’s pause there. We’re at our — our break. We’ll come back at

1:30.

(Adjourned for luncheon recess at 12:32 p.m.)

AFTERNOON SESSION

(Resume at 1:45 p.m.)

THE COURT: You may continue.

MR. KERSTEIN: Thank you, Your Honor.

BY MR. KERSTEIN:

Q                         Mr. Floyd, I believe we were discussing the effects that certain undisclosed termination fees and port charges by KPN were having on iBasis. Did iBasis suffer any loss of clients as a result of these charges?

A                        Yes. If you look at the results in 2008, because of — the cost to terminate traffic into the Netherlands was increased, we lost a significant portion of our mobile inbound traffic. It was in the 40 to 50 percent range. On the fixed traffic into the Netherlands, we just — we took a margin hit on the fixed traffic as a result of this.

Q                         Was there any effect on iBasis’ adjusted EBITDA?

A                        Yes. As a result of losing that traffic, and also as a result of lower margins on the fixed traffic.

Q                         Did KPN attempt to do anything to address the situation?

A                        Yes, eventually, but it took a long time. Eventually, there was an agreement, in April of 2008, and it partially addressed the issue.

Q                         What do you mean by partially?

A                        The agreement provided a compensation for these fees and, in some cases, 100 percent compensation, but in other cases it was 70 percent compensation. It was not full compensation.

The second thing was they would only agree to it for 2008, and then we had to renew the agreement in 2009. And we continue to have uncertainty about later years, 2010 and on, in terms of this agreement.

And then a third major factor is we did, in 2008, because of this loss of the mobile inbound traffic to the Netherlands and margin loss on the fixed traffic — we never got compensated for that, which is decrease in revenue and decrease in margins and decrease in traffic during that period of time, during 2008.

Q                         Thank you. One last set of questions, Mr. Floyd, changing gears. Did you have any understanding in early 2009 whether or not KPN intended to purchase the remaining shares of iBasis?

A                         I understood that they would not.

Q                         Why did you have that understanding?

A                         Just, as I said, whenever I went to the Netherlands, I tried to meet with Joost Farwerck. And one of our discussions, he — at that point in time, the world economy was pretty seriously impacted and the stock market was down pretty bad, and he commented to me that if KPN wanted to, they could purchase the outstanding shares of iBasis for very, very cheap.

And so I asked him at that point in time. I said, “Is that the intent of KPN?”

And he said, “No. That is not our intent.”

Based on that conversation, based on other interactions that I had, I was very surprised when the tender offer came in.

Q                         Were the issues of integration or growth discussed at that meeting with Mr. Joost?

A                         Yes. Since I was leading the integration between iBasis and KPN, which involved network systems and organizations, I was — on a regular basis when I came to the Hague, I would try to meet with Joost, and review the integration with him, and give him an update on it.

At that point in time, we were launching the growth initiatives. This was in January. So he was very interested in hearing about the growth initiatives. I also apprised him of those.

MR. KERSTEIN: Thank you, sir. No further questions.

THE COURT: Your witness.

MR. BROADWATER: Thank you, Your Honor.

CROSS-EXAMINATION

BY MR. BROADWATER:

Q                         Mr. Floyd, we met at your deposition.

A                         Certainly did.

Q                         Okay. I want to start with your last answer. You said you met with Mr. Joost Farwerck in early 2009. Did you say that was in January of 2009?

A                         The one I was referring to was January, 2009. I met with him many times.

Q                         That’s the one where you got the impression they weren’t planning at that point to make a offer to buy the remaining shares?

A                         Yes.

Q                         Let’s go back to one other thing that

P.        Floyd - Cross

you mentioned. I think you just clarified it in your questions, but you said with respect to what you encountered, the first of many things you say you encountered that depressed the margin, the one that talked about the fees for transiting or servicing or terminating traffic in the Netherlands were imposed starting in early ‘08. Right?

A                         Yes.

Q                         And you said, in fact, that was something that was very important. Indeed, you said, “One of the key premises of the deal was that we would be able to have favorable terms for traffic in the Netherlands.”

You testified to that earlier today. Right?

A                         Yeah. What I’m saying is that —

Q                         Did you say that earlier today?

A                         Yes.

Q                         Okay. And did you also say that a very powerful thing about outsourcing deals is having the advantageous terms in the geographic places where you were buying the outsource —

A                         For the two we have, it’s a very powerful —

Q                         If they are very powerful, and they are fundamental premises of the deal, why didn’t you make them part of the deal?

A                         Well, they are part of the deal. Prior to the deal, KPN, internally, did not charge KGCS for these fees.

Q                         You thought you would get it for free.

A                         Absolutely not. Look, we are talking about eleven million euros a year here.

Q                         Was it in the deal?

A                         We are talking about eleven million euros a year here. Any financial statements that were released prior to the deal, these fees were not included in them. Certainly, the impact on the traffic of having these fees was not included in those financial statements prior to the deal.

Q                         Sir, let’s stop and see if I’m being bad asking questions or you are having difficulty with answering it.

Was the fundamental premise of guaranteed financial favorable terms for traffic in the Netherlands part of the deal by which the KGCS business was transferred to iBasis in return for 51 percent of the stock?

A                         It was well understood that we were going to be able to, on favorable terms, handle the inbound traffic into the Netherlands.

Q                         But it wasn’t in the deal, was it? It wasn’t in writing, was it?

A                         It’s well understood.

THE COURT: Which question do you want him to answer?

BY MR. BROADWATER:

Q                         Was it in writing?

A                         It’s well understood.

THE COURT: And you are not answering the question.

BY MR. BROADWATER:

Q                         Was it in writing?

A                         If you look at the framework service agreement, it clearly — there is nothing in the framework service agreement that refers to port fees or transit fees in the Netherlands. And that would be the document that it would be in, in addition to Schedule 1 associated with the framework service agreement. And if there was going to be any mention of port fees or transit fees, it would be in those documents. And that’s where it should be, and it’s not in those documents.

Q                         You assumed you would get it for free, but you didn’t have it in the deal?

A                         Absolutely not. It would be in those documents. And KPN would be required to put it in those documents if those fees were going to get charged, because they have such a radical impact on the financials of the deal.

Q                         Let’s go to the scenarios about which you spoke in a good portion of your direct testimony.

MR. BROADWATER: This may be my first experiment with your very admirable new technology, Your Honor.

Can we put up JX 1205? Excuse me. Excuse me. That’s it. JX 1205. Have I given the Court and the others the copies of the binders? You have them. Okay. If that doesn’t work —

BY MR. BROADWATER:

Q                         Take a look at that document, starting with the Exhibit (a)(10), which is at page 39 of that filing by iBasis.

A                         Which one is it?

Q                         It’s 1205. It’s the 14D-9 iBasis filed with the SEC, attaching as one of the exhibits

(a)(10), the five-page scenarios document that you brought back from the Netherlands?

A                         Yes.

Q                         Do you have that?

A                         Yes.

Q                         Okay. Now, that was something you brought back from a week of meetings in the Hague in June of ‘09. Right?

A                         Yes.

Q                         You had several meetings that week with Paul van der Schot?

A                         Yes.

Q                         And you were there all week and met with a lot of other people, too?

A                         Yes.

Q                         And you got — you described in your direct testimony the meeting with Paul van der Schot and Johannes van Dijk, at which you were given a copy of this five-page document, counting the cover sheet?

A                         Yes.

Q                         You said you went over it page by page. There are only four pages with any information on them. Right?

A                         I think there is the front page.

Q                         Which has a label on it?

A                         Label on it. There is the cover page and then there is one, two, three, four pages, and five. There is a fifth page, which has got graphs.

Q                         Which is illegible. Right?

A                         Well, it has got graphs that talk about each of the major metrics. I can read it.

Q                         Do you know who else may have been involved besides the two people that I mentioned, Paul van der Schot and Johannes van Dijk, in preparing this document?

A                         Well, I didn’t know until I saw that e-mail earlier, where there were additional names on the e-mail, that van der Schot was corresponding with. Up until then, I was aware of Johannes and Paul. But there was, I think, Haank de Nijs, who was involved, another person that is involved with finance with iBasis.

Q                         Other than the meeting you described, you said there was another meeting you asked to sit in on that had already been scheduled by Mr. Van der Schot with Joost Farwerck.

A                         Joost what?

Q                         Had already been scheduled. You asked

to sit in on it because you didn’t have a scheduled appointment with Joost. Correct?

A                         Well, I saw — when I talked to Paul the day before, I said to him usually I meet with Joost when I come to town, and I haven’t scheduled a meeting and I need to schedule a meeting with Joost. And Paul said, “Why don’t you just join me at the meeting tomorrow?”

Q                         That’s what you did.

A                         Yeah. And I said, “Great.”

Q                         How many topics do you think you ran over in your 45-minute or an hour meeting with Mr. Joost Farwerck?

A                         Well, it was — with Joost, it would be a different discussion, in terms of — because Joost has higher responsibility.

Q                         How many subjects, is all I asked.

A                         Could have been five or six.

Q                         Okay. And when the topic was raised of some alternatives for strategic scenarios, were the pieces of paper, that you now have a copy of, brought out or exhibited for the numbers on them?

A                         Paul had brought them with him, and he had them with him under his arm. He never actually handed them out at that meeting.

Q                         So it was a discussion in the air, as opposed to based on a piece of paper?

A                         Well, it was a clear discussion. I mean, it was clear that Joost was aware of this.

Q                         Other than the two discussions you have described, the one earlier in the week and then later in the week, where the documents themselves didn’t — weren’t exhibited, did you ever have any discussions again, putting aside our deposition, with anyone from KPN about the alternative scenarios?

A                         I was with — I was with Paul van der Schot several times throughout the week, including Thursday night before I left. I had dinner with him and the team. And so I’m sure it came up again, you know, just didn’t — in informal discussions with him. Those were the two formal meetings that were held.

Q                         I see. And do you have any recall of ever seeing or preparing anything in writing, to discuss or transmit these scenarios that were amongst the papers you brought back from the Hague, to others within iBasis?

A                         When I got back, I know Edwin gave his copy to Ofer, and then I gave — I think I gave my copy to — we made copies and gave it to Gordon. You know, so with the G6, got copies of it when we got back. We also had — we have irregular G6 calls. In fact, I think it was scheduled the day of that meeting, that we had our regular weekly call. During the G6 call, Edwin and I talked about the meeting that day. We communicated it.

Q         I see. Other than the communication in the conference call, the fact that you gave a copy to Gordon, as you say, did you do anything else with these, until the tender offer was made?

A         We had — yes. I mean, we set up a meeting. In fact, Paul van der Schot and Johannes had come in April for the two days. They set up a follow-up meeting in July, to come over for two days. That meeting had been set up, and Edwin and I worked with them to get the agenda in place. One of the agenda items was this topic, where we were going to begin continuing discussion on it.

Q         But it never happened, did it?

A         The tender offer came, and the tender offer came on Monday. The meeting had been scheduled that week. You know, it was like on a Wednesday or Thursday. And at that point, Paul — I mean, the meeting got canceled. Just — it just — the sense was that we needed to kind of wait until we got through this tender offer period.

Q         You know, you indicated in response to one of the questions from your counsel earlier that there was nothing about strategies or approaches that was suggested to be changed by — in these scenarios. Do you recall that?

A         Yes.

Q         Okay. Would you take a look actually, sir, at the description of the scenarios; and in particular, Scenario 3 and 4, in which you concentrate. And read — this would be right there. The last item, “Margin strategy will be less strict than at present, and is brought in more balance with other KPIs,” do you know what that means?

A         I know what he was referring to here. I don’t agree with it, but I —

Q         You don’t agree with it? It’s suggesting doing something different than what you are doing right now. Right?

A         He is just — he was suggesting that in order — his view on this particular scenario is that there is a margin strategy that we have that he was suggesting we need to get modified.

Q         Yes, in order to pursue these things. You heard your CEO testify this morning that he is quite proud of his so-called margin protection strategy, whereby you shed low-margin customers, rather than keep them, even though they are positive?

A         He should be proud of that, because it was a very effective strategy.

Q         Isn’t the fundamental premise of stratus Scenarios 3 and 4 dropping that, or at least relaxing it, so that you grow the business even if it isn’t at your preferred margins?

A         No. I think the fundamental scenario, certainly of four, is focused on outsourcing. That —

Q         Am I misunderstanding what that says, sir, when it says, “Margin strategy will be less strict than at present”?

A         If you go to the next slide, which is Slide Number 4, you know, he is trying to explain just the balance, different KPIs. He was saying when you look at the business, look at EBITDA, you look at revenue, you look at margin, margin percent, you look at minutes — so we did discuss this slide. I think it’s relative to what you are saying. I think anybody who runs a business will agree that a business is a balance of these various metrics. And so, you know, clearly, we need to be balancing those metrics. And we discussed that we need to balance those metrics.

Running a business, we need to do those. But we certainly didn’t walk out of the meeting saying that it was fundamentally important that we change our current strategy with regard to that. One of the things that Paul van der Schot was looking for was feedback from us on this. So we gave him feedback.

Q         Did you give him any?

A         We gave him that feedback.

Q         Let me go on to a question where maybe I won’t get tutored quite so extensively.

THE COURT: That is stricken. It’s not “Law and Order.” Get over it.

MR. BROADWATER: Okay.

BY MR. BROADWATER:

Q         Do you have any reason to think these scenarios were prepared as part of a valuation analysis?

A         I had — well, at the time, I had no reason to — I didn’t know about a valuation analysis at the time.

Q         And, sir, did you play any role in preparing the iBasis management five-year projections that are now part of the special committee’s consideration?

A         I saw them. I commented on them. I actually happened, in this particular case, to be on vacation the two weeks after the tender offer. So you know, Ofer clearly got input from a lot of different parties with regard to it, but I was on vacation those two weeks.

Q         Could we go to the very beginning of this Exhibit (a)(10), where the legend put on it by iBasis is set forward?

A         Which one are we looking at?

Q         Exhibit (a)(10), “Important Information,” there at the beginning. It’s a little hard to read, but you have read this before, have you not, Mr. Floyd?

A         Is this the one you just referred me to?

Q         It’s the same thing, but at the beginning of it, just before the cover page?

A         Yes. Schedule 14D-9.

Q         But in Exhibit (a)(10).

A         Okay.

Q         I want to ask you about the last highlighted sentence there, that was highlighted by iBasis when it filed this with its 14D-9, “The disclosure of the KPN June Projections should not be regarded as an indication that iBasis or any of its affiliates or representatives considers such projections to be a reliable prediction of future events, and the information should not be relied upon as such.”

Do you agree with that being an appropriate admonishment to the public or the shareholders that were reviewing these scenarios?

A         I think it’s — you know, as I said in my deposition, this is kind of standard legal language which usually accompanies this type of disclosure. So that is the way I interpreted that. I didn’t write this, but that’s the way I interpreted it, that that was pretty standard legal language, that you would see with any disclosure like this.

Q         Do you agree with it, that they should not be relied upon or used as a reliable prediction of future events?

A         I think the scenarios were well done. I also think that the outsourcing scenario is very similar to the iBasis scenario. It’s the one that I’m certainly working day in, day out, putting my sweat and blood into it at iBasis to make it happen.

Q         There was some discussion during the testimony earlier today by your CEO, and then references to you — by you, to a squeeze that began shortly after the consummation of the transaction in October ‘07. Do you recall that?

A         Yes.

Q         Is it in fact the case that iBasis has made reasonably consistent and increasing gross margins on the traffic that originates with KPN Mobile subsidiaries and operations throughout the last year, up through June ‘09?

A         Well, we have the fixed traffic stream and mobile traffic stream.

Q         I’m talking about the mobile here.

A         The fixed has been a declining. Mobile, in terms of volume, is an increasing traffic stream. So you know, overall, we have seen a growth in the traffic, as you would expect. Mobile is growing worldwide. What we are seeing is a compression in the margin per minute on that traffic stream, as each of these actions get taken.

Q         Well, isn’t it in fact the case that you have maintained, on a — on all the traffic over the year, July ‘08 through June of ‘09, a gross margin in excess, for all of that mobile traffic — in excess of 10 or 11 percent?

A         What we have seen the compression on — not every quarter during that period of time you are pointing out.

Q         I said for the year, sir.

A         I mean, I tend to look quarter by quarter at what is happening.

Q         Let’s look at an exhibit that was sent to you, 1164, sent to you on June 30th — you sent it to Ajay Joseph. It has a lot of numbers on it, but if you look — second page of the attachment —

A         This is 1064?

THE COURT: 1164.

THE WITNESS: 1164.

BY MR. BROADWATER:

Q         Perhaps I should ask you: Do you recognize the report or the e-mail that you seem to have sent at the end of June?

A         This is a file that shows the traffic with the KPN entities.

Q         If you look at the second page, it has the consolidation of all of the traffic from the period July of ‘08 through June of ‘09 for the KPN Mobile Group, which includes all of the mobile operations. Correct?

A         I’m looking at page two. KPN Mobile — talking about the graph?

Q         No. I’m talking about the compilation that runs from Column Number 4 through Column Number 16 on the second page. The graphs are to the right. That is the wrong page, I think. There it is. Right there, the top.

A         Yeah.

Q         It says, “KPN Mobile Group.” That adds up all the numbers from the mobile group on the prior page, does it not?

A         Yes.

Q         It indicates that gross margin for that business, done by iBasis from the mobile group of KPN, runs between 9 percent and 13.2 percent, and averages, in cumulative total, well over 10 percent. Does it not?

A         This is not gross margin. This is — this is not gross margin. This is variable buy-sell margin. You need to subtract one-and-a-half to two percent from these numbers to get to the actual values.

Q         What are the components of cost that are left out of here that make this margin something other than the gross margin I was talking about?

A         Transmission cost is the major one. So we pay — we factor that into the gross profit, is the transmission cost. And that, in our business — depends on when you are looking at it. It’s anywhere from one-and-a-half to two percent. It’s a major component of our cost. When he calculate gross margin, gross profit, that has to be subtracted out.

So, you know, I think if you take one-and-a-half to two percent off of each of these numbers, you probably get there. And it’s — you know, this shows the significant compression that occurred after the E-Plus decision in October. If you look at ten, it dropped to 94. If you take one-and-a-half, two percent from that, it gives you an actual view of the compression that occurred.

The worst quarter was clearly the

fourth quarter of 2008, where we had the largest impact. That was right after the ruling occurred from the KPN board.

Q         Let me switch subjects, because I do not want to take a lot of our relatively precious time with you, because there are other witnesses —

A         Okay.

Q         — waiting.

Is it in fact the case that prior to the tender offer, you don’t know of ever saying, yourself, or of anyone else saying, that KPN was trying to drive down the iBasis stock price by squeezing the margins on iBasis’ business?

A         I think we made it very, very clear with each step of the way where margin was being impacted and where traffic was being impacted, revenue was being impacted. Every step of the way, we made it clear that this was a happening. We made it clear at multiple levels within KPN. The link to stock price, you need to — I mean, I’m not a financial analyst. Generally, when you see margins decrease or margin percent decrease or revenues decrease, it has some relationship.

Q         Did — you heard questions similar to

this asked of Mr. Gneezy. I’m asking you. Did you or, to your knowledge, anyone else within iBasis, ever say, in this long saga, starting in October and running right up through the tender offer, when these pricing discussions and demands were being made —ever say, “You can’t do that. That is inconsistent with the deal and the contract we did. You have to keep all of your traffic with us, whether or not you like our prices”? Did they ever say that?

A         There was definitely communications back to like — to entities, about 100 percent of the traffic, and getting 100 percent of the traffic. It was clearly our understanding, because it’s in the framework service agreement, that we were to get 99 percent of the traffic, which in telecom is 100 percent. You know it was very clear with regard to us.

I mean, I think the key is we had a business relationship, and we were trying to work as closely with these entities as possible, to make progress and deal with their concerns. But it was a business relationship, and you know, we weren’t to the point of pulling out contracts and threatening legal action at that point in time. We wanted to work cooperatively with these organizations within KPN.

Q         Would it be fair to say, Mr. Floyd, that prior to the assertions that were made after the tender offer, neither you nor anybody else said, “You can’t do this. You can’t threaten to take your traffic elsewhere, particularly mobile traffic, because you have got a better price. It would be a breach of our agreement”?

Did anybody ever say that to KPN to your knowledge?

A         You are saying after the tender offer?

Q         Before.

A         Before the tender offer. You know, I — I don’t know what other people said specifically here, but you know, I certainly expressed concerns about these various actions that were being taken.

Q         Did you ever say, “You can’t do that. That would be a breach of the agreement”?

A         I don’t recall.

MR. BROADWATER: No further questions, Your Honor.

THE COURT: Redirect?

MR. KERSTEIN: No questions, Your Honor.

THE COURT: Thank you, sir. You may step down. Next witness.

MR. HALLOWELL: Your Honor, iBasis calls William Frank King.

WILLIAM FRANK KING, having been duly sworn, was examined and testified as follows:

DIRECT EXAMINATION

BY MR. HALLOWELL:

Q         Good afternoon, Doctor King. Would you please state your name and business address for the Court?

A         William Frank King. 24 Pascal Lane Austin, Texas.

Q         What is your position at iBasis?

A         I’m on the board of directors.

Q         Are you involved with the special committee and tender offer process?

A         I am. I’m the chairman of the special committee.

Q         What do you do for a living, Doctor King?

A         I’m a private investor. I have been involved with a number of companies over the years, and now my efforts are mainly directed to company

W. F. King - Direct

boards.

Q         Could you please describe for the Court your education and any advanced degrees you hold?

A         I have a bachelor’s, electrical engineering, from the University of Florida; a master’s from Stanford in electrical engineering, also, and a Ph.D. in electrical engineering from Princeton.

Q         Please describe your professional experience before you became an iBasis board member?

A         Right out of graduate school, I went to IBM, worked in the research part of the IBM, and also product development for IBM. I was there 19 years.

I left IBM in 1988 and went to Lotus Development Corporation, ran product development for Lotus. That was a year that I joined my first external public company board.

And left Lotus in ‘91, went back to Texas, joined a startup in the software services area, and we took it public in ‘96 or ‘97. I hired my replacement in ‘98, and since then I have been doing board work for a number of companies.

Q         When did you join the iBasis board of directors?

A         In 2001.

Q         And are you one of the independent board members?

A         I am.

Q         What does it mean to be an independent board member at iBasis?

A         That I don’t have any employment role with the company, or any financial involvement with the company or any of its affiliates, including KPN.

Q         Do you understand iBasis’ business?

A         I do.

Q         Could you describe it for us, please?

A         IBasis is in the business of moving voice information around the world. In the case of iBasis, the voice communications are packetized and sent over a technology called voiceover internet protocol. So the packets — or the voice is digitized and then sent over the internet. It’s a very modern technology. It has cost advantages over the older technologies. We sell wholesale and retail. We are involved worldwide in this business.

Q         I want to discuss the work the iBasis

special committee did to evaluate the tender offer made for the minority shares of iBasis by KPN.

Who are the members of the iBasis special committee?

A         Myself, Bob Brumley and Charles Corfield.

Q         When was that special committee formed?

A         We were formed right after the tender offer. We were formed July the 15th.

Q         What was the iBasis special committee formed to do?

A         Okay. Our charter is to evaluate the tender offer, to fulfill our duties with respect to the regulatory filings, and to ensure that the shareholders, the minority shareholders, of the company get a fair deal.

Q         When did you first hear about the tender offer made for iBasis’ shares by KPN?

A         I heard on July the 12th. I got a call from Ofer Gneezy, the CEO. He told me that we were going to receive a letter saying that KPN was going to launch a hostile tender offer.

Q         What was the price per share that KPN

offered at that time?

A         $1.55.

Q         Did you have an immediate reaction to that price?

A         I did. I thought that was very low. I thought — I believe I said to Ofer that “They are just trying to buy us with our own cash.”

Q         What did you mean by that?

A         Well, we had 58 or $59 million of cash on the balance sheet at that time, and they offered 48 for the company.

Q         When did the special committee first begin to evaluate the $1.55 tender offer by KPN?

A         When it was formed on July 15th, that’s when we started our process.

Q         At the time the special committee was first formed, had you already decided what recommendation you would make to the iBasis shareholders?

A         No. You know, I have been on boards a number of years, a number of boards. I take this work very seriously. I knew that we had to follow a process. I needed to instruct myself and the committee on what that process was, hire the right advisors, get the work going, and be sure along the way that we deliberated thoughtfully and carefully about this.

Q         What did the special committee do at the outset to evaluate?

A         First thing was to hire advisors. We hired legal advisors. We hired a financial advisor. We hired ancillary advisors around public relations and shareholder relations.

Q         Who were the legal advisors?

A         Richards, Layton & Finger and Gibson, Dunn.

Q         Okay. And after hiring the legal advisors, you hired financial advisors?

A         We interviewed a number of three financial firms, and we selected Jefferies.

Q         What was the special committee’s financial advisor hired to do?

A         The role of the financial advisors are to evaluate the price, the offering, using methodologies that they have, and to report that to the special committee.

Q         Did you ask iBasis management to provide any information in connection with the special committee’s analysis of the tender offer?

A         I did. Early in the process, talking to Dennis Friedman, our lead legal advisor from Gibson, Dunn, we talked about how the process was going to unfold. And it was apparent that we needed a plan from management to drive the valuation that Jefferies would do. So I called Ofer and told him that we needed such a plan, and he said it was under way.

Q         Did Jefferies meet with management regarding the development of that plan?

A         I understand they did. I didn’t attend those meetings. I understand that they did, to understand the plan and, I think, in their words, to make sure that it made sense.

Q         Did iBasis’ management ultimately provide the five-year plan to the special committee and to Jefferies?

A         Yes, they did.

Q         I would like you to focus on the five-year plan now. It’s Joint Exhibit 171 in your binder.

A         Okay.

Q         Do you recognize this document?

A        Yes. This is the five-year plan.

Q         Would you describe for the Court your understanding of what this document is?

A        Okay. This is a financial plan. And so the primary elements are in the — you know, the next page is a profit-and-loss statement for the company for five years, starting 2009, going through 2014. Our business is moving minutes, voice traffic. So the first driver of the financial plan is the minutes, then times the revenue that we get per minute, yielding total revenue, minus the costs, give you gross profit, yielding EBITDA and, ultimately, a net income.

So the financial plan is expressed in terms of P&L.

Q         Could you describe the key assumptions that are reflected in the five-year plan?

A        The business — iBasis runs its business by focusing on specific segments: Trading, which is our wholesale business; retail, which is where we have — we sell calling cards to customers, and they can access the iBasis network in order to make their phone calls; and we have an outsource business with two companies, KPN and TDC. So we — as we examined the — and developed projections for revenue, we do it by those segments.

On the — your question was about the assumptions.

Q         Yeah.

A        On the page — next page, about the assumptions, these are the key assumptions that drive the financial plan. Do you want me to step through them?

Q         Quickly, if you don’t mind.

A        All right. Half of the business in the out years and a major part of the business in the early years — the major part of the business in the early years is our trading business. This is our wholesale business. The key assumption here — the two key assumptions, one is: What is the growth and what is the margin?

In terms of growth, the industry has been growing voice traffic at about 14 percent a year. We assume 12 percent for this plan. We assumed that the revenue per minute would continue to decline, as has been traditional, that cost efficiencies would offset that decline, and therefore, flat margin.

The retail business, which is a

smaller piece of our business and has grown rapidly in the past, we assumed a modest growth, again flat margins.

The KPN outsource business is divided into the fixed line business and the mobile traffic business. We assumed for the outsource business, fixed line, that it would be flat minutes from the second quarter of 2009 result. No growth in minutes. And we assumed that the margin would step down from 35 percent in ‘09, 30 in 2010, and then flat at 25, 2011 through 14. I believe the first two years of that are fixed by the agreement and the out three are to be negotiated.

The mobile business, which is a rapidly growing business, we only assumed a four percent per minute growth, and then, flat margins.

Then the other major driver of the plan in the future is the outsource business. We have two outsource customers today. We assumed that we would, in aggregate, add three billion minutes a year to our outsourced portfolio. And the way the plan laid that out, it was a billion-and-a-half every six months. That is on average. A large deal, the size of KPN, which was 12 billion minutes, could do most of the five years of growth. Smaller deals like TDC, we would have to do one or two of those a year in order to generate this kind of growth. We assumed, again, a flat margin per minute for that.

Those were the major drivers of the plan, and those are the things that the special committee heard from management and discussed.

Q         So the special committee discussed this plan with management at a meeting of the committee?

A        Yes, we did.

Q         Tell me about those discussions. Did you ask questions of management at that time?

A        Yes. It was a very dynamic, interactive, as our discussions tend to be, about these assumptions. You know, I would say that if you look at the five-year plan, about half of the gross margin addition from Year 1 to Year 5 comes in the trading area. So, you know, the assumption there of being less than the market growth, I think, sounded reasonable to all of us.

The other major assumption is around the outsource business. And at that meeting, and at virtually every board meeting I can remember over the last several years, Ofer has reported where we are with potential new outsourced or acquisition partners, and we went over that again at that meeting.

Q         Based on the information provide in the five-year plan and your meeting with management, did you form a view as to whether these assumptions were appropriate for iBasis?

A        Yes, we did. It was a view of the three of us that this is a doable plan. You know, it’s not a cake walk, but it’s the kind of plan that the company ought to be able to execute.

Q         Were these — were the assumptions contained in the five-year plan something you simply accepted at face value?

A        No. I mean, our job was to — was to make sure we agreed with it, to scrub it, to test it, to examine it, not to rubber stamp it.

Q         Did you conduct your own forensic examination of these plans?

A        We did not. The three board members involved here have all been on the board awhile, are from or know this industry, so, you know, we applied our judgment, what we knew about the company in the past and what we brought to the table in terms of industry knowledge. But we didn’t go out and develop our own five-year plan.

Q         This plan came from management?

A        Yes.

Q         Did that cause you any concerns?

A        No. You know, I have been on the board since 2001. I know how this management team operates. It’s a high-integrity management team. There is a lot of attention to detail and a lot of ability to understand at a microscopic level, really, how to get margin — how to get profit out of this low-margin business. Coming from management I think gave it a lot of credibility.

Q         What did Jefferies do to review the five-year plan?

A        What I understand — I didn’t attend those meetings, but what I understand Jefferies did was met with management, heard the plan, applied their knowledge of the industry — I mean, that is why we hired Jefferies is because they know this industry. Apply their knowledge to this plan to — I think they said to see if it made sense.

Q         Doctor King, let’s focus on the work

performed by Jefferies. Did the special committee ultimately receive an analysis from Jefferies regarding the KPN tender offer?

A        Yes, we did.

Q         Do you know what information Jefferies used to generate that analysis?

A        Well, the five-year plan was a major input. Certainly, their knowledge of the industry. That analysis also includes valuation metrics; 18 of them, I think. And it’s — that is their specialization, really, to understand how to drive those valuation metrics.

Q         I want to turn your attention to Joint Exhibit 273. Within 273, in particular, I want to direct your attention to iBasis 021-3374.

A        74, okay.

Q         Have you seen this presentation before?

A        Yes, I have.

Q         What is it?

A        This is the presentation that Jefferies made as a result of their performing the valuation analysis for the special committee.

Q         Please turn to page 14 of the

presentation, which is iBasis 0213390.

A        90. Yes.

Q         What does this page show?

A        This is the heart of the Jefferies work. This page is the summary and a graphical depiction of the various valuation analyses that Jefferies did, given the iBasis five-year plan as input.

Q         Could you briefly describe your understanding of these methodologies?

A        Yes. The first nine horizontal bars, which indicate stock prices, are for — are based on comparable companies that Jefferies chose. The first three are based on a multiple of revenue, the second multiples are based on gross profit, and the third on EBITDA, important measures for any company.

Then within each of those three ranges was the revenue based on, say, the last 12 months or the next 12 months or the projection for the second year. So that is how you get those nine bars. So they are comparable company analysis based on those various metrics.

The middle part of the chart are analyses based on comparable transactions and comparable premiums.

If a transaction occurred, again, based on EBITDA or revenue or gross margin, applying those same factors to the iBasis stock price, what would the range of fair stock prices be?

The premiums analysis start with the premium — start with the premium based on a transaction that occurred, and then whether — and then factored by the iBasis Day 1 or Day 20 trading price. And then the bottom one, the one — the ones I have discussed now all have to do with comparable companies. The one at the bottom is discounted cash flow, which is really one that is — you know, my eye always goes to, because it’s the one that really depends on the revenue and the profit the company generates.

Q         Did the special committee discuss this analysis prepared by Jefferies at its meeting?

A        Yes, it did, in detail.

Q         What meeting was that? Do you remember the date?

A        This was the July — this was the July 29th meeting.

Q         What was the substance of the special

committee’s discussion?

A        Well, we wanted to understand from Jefferies just, you know, this chart, and sort of what these methodologies were and, you know, just the mechanics of sort of how this chart came about. Then we, at Jefferies’ suggestion — we wanted to look at this in aggregate. These are a variety of techniques. You can have your favorites, but their suggestion, and the way the committee looked at it, was to look at this in the totality. What does this say about the price, the $1.55 price, and the committee concluded that the $1.55, you know, based on these 18 analyses, was either below or at the very low end of all of these ranges.

Q         And what did that tell you about the KPN’s offer of $1.55?

A        That was one input to what we thought of the offer. The other thing, that all of us had been on boards and been in the industry, have a sense of where the economy is; and secondly, the three of us know quite well iBasis’ strategy, plan, growth scenarios, and so forth; and thirdly, we — or fourthly, we were all acutely aware that we had done a stock buy-back in 2008 at roughly four bucks a share.

All of these things came into play when we said, “Given the totality of this, is this a fair offer?” And we came to the unanimous conclusion that it was grossly unfair.

Q         Did Jefferies provide a formal written about opinion about the offer?

A        Yes, they did.

Q         What was the substance of that opinion?

A        That the offer — they would not recommend that the minority shareholders would tender at that offer, that it was unfair.

Q         Did the special committee deliberate with regard to the $1.55 offer?

A        We discussed this — it was a long meeting, yes.

Q         Did the special committee ultimately determine to make a recommendation to the iBasis minority shareholders regarding the offer?

A        Yes, we did. We decided to file the 14D-9 and submit a press release the next day.

Q         When was that decision made?

A        It was made at this meeting on the 29th.

Q         And did the special committee discuss the tender offer with its financial and legal advisors, at the meeting you mentioned?

A        Yes. It was a full three-hour meeting, where we went through all the work that had been done, all the data that was on the table, what we all brought to the table in terms of industry knowledge, and so forth, and, you know, a very complete piece of work. I think we really did our job.

Q         Okay. Doctor King, I want to direct your attention to a different exhibit, which is Joint Exhibit 1204. The joint exhibit is not in the binder, but we can display it on the board.

A        Is it here? I can’t possibly see that.

Q         Is this document — this document is the final version of the presentation to the special committee. Correct?

A        Can you flip pages so that I can see more than one?

Q         Yes.

A        I mean, I — yes. I would say it is, but — I don’t see how it’s really different from the one we just looked at.

Q         We will give you a copy.

A        You know, just looking at it briefly here, which — this looks exactly like what Jefferies presented.

Q         Taking a look at page JEF0115016.

A        Yes.

Q         Is this the football field that you reviewed at the special committee meeting?

A        Yes, it is.

Q         And this was the basis for the conclusion that you discussed earlier?

A        This was one of the inputs to that conclusion, yes.

Q         How would you characterize the special committee’s discussions with Jefferies and Gibson, Dunn before the committee reached its conclusions?

A        We wanted to — we wanted to be sure that we had done a thorough job, that we had taken into account what Jefferies was telling us, and what we also brought to the table from other — from our industry knowledge and our knowledge of the company. You know, it was a very complete conversation. As I said earlier, it was a long conversation. We were comfortable with it.

Q         Okay. And you mentioned that the special committee directed that a press release and a 14D-9 be issued?

A        Yes.

Q         And did those documents contain the basis for the decision — for the recommendation of the special committee with regard to the KPN offer?

A        Yes, it did.

Q         I would like to turn your attention, now, from the $1.55 offer to the shareholder rights plan.

A        Yes.

Q         In addition to the recommendation to the shareholders regarding the offer, did the special committee examine defensive actions at its meeting in July of 2009?

A        Yes, we did.

Q         At the time the committee was first formed, had you decided to recommend that the special committee adopt a shareholder rights plan?

A        No. Not at all. Actually, to the contrary. In one of the earliest conversations I had about the process, and how the special committee was going to work with Mark Flynn, our corporate counsel — Mark said that normally a tool that special committees might have at their disposal was a rights plan, and that in our case, because of the bylaw agreement with KPN, that that wasn’t available to us. So from the start — you know, from sort of preforming of the special committee, that is how — that is what I had heard.

Q         What do you mean by “the bylaw”?

A        There is an agreement in our merger with KPN that certain actions are prohibited without the unanimous consent of the two KPN-nominated iBasis directors.

Q         That is contained within the bylaws of iBasis?

A        Yes.

Q         Is there also a shareholder agreement with KPN?

A        Yes.

Q         That contains similar provisions? And what was your understanding as to how those provisions would affect a possible shareholder rights plan?

A        Well, early on in the special committee deliberations, our counsel, Dennis Friedman,

took us through our fiduciary duties, you know, the sort of standard of loyalty and standard of care that we had to be sure we adhered to. He also told us that if the company — the minority shareholders were threatened by a tender offer, that it would be possible for the special committee to consider a rights plan. We talked a lot about sort of these two opposing requirements, the rights plan, on one hand, preventing the tender offer from continuing, and the bylaw saying that we couldn’t issue securities without the two KPN directors.

So we talked about that from early on, continued to talk about it during the process. We reached the conclusion that the duty, the fiduciary duty, that we had to the shareholders, to create a level playing field here in the environment that we were in at that time, required to us adopt this rights plan in spite of the bylaw.

Q         Was that a conclusion that you reached after receiving advice from Mr. Friedman and others?

A        Yes. Yes. Mr. Friedman discussed with us the requirement that we had to believe there was a threat to the minority shareholders of the company, that we had to develop a plan that was appropriate to that threat, that we had to — we had to have a purpose for that plan.

In my mind, the purpose was that we had received a very woefully low, grossly inadequate, tender offer price. At that time, there were a lot of things swirling around about which set of disclosures KPN had used. So that needed to be sorted out so shareholders would really know what the appropriate information should be.

There was the possibility that there might be a third party that might come along and suggest a price, or suggest something, that would cause KPN to respond with a higher price. You know, these were the things that were in our mind that justified taking this step.

Q         The advice that you had received, how was it delivered to the special committee?

A        At special committees meetings and then a subsequent board meeting. Dennis described this to us orally.

Q         Was there also a description of the mechanics of the rights plan?

A        There was, yes. We were taken through much detail about exactly how it worked. At a special committee meeting and then the — prior to the full board meeting, you know, the — that information was available to the other board members who were not on the special committee.

Q         At the special committee level, was this issue regarding the shareholder rights plan discussed at one meeting or several meetings?

A        No. This started early in the process, you know, the possibility of doing this. The balance between the fiduciary duty, on one hand, and the conflict with the bylaw, that was an ongoing conversation that we had. Then as we sort of saw what rolled out with respect to disclosure, you know, we continued to discuss it throughout the process.

Q         When it was discussed, was it done in an offhand or off-the-cuff manner?

A        No. We understood this was a very serious matter.

Q         Okay. Did the special committee ultimately determine that KPN’s tender offer was a threat to the shareholders of iBasis?

A        Yes, we did.

Q         What were the factors that you considered in that?

A        It begins with it being woefully low at a very inopportune time. The offer was opportunistic, given where we were with respect to just finishing the KPN integration. We spent a lot of money on that. We were just starting to realize the synergies there. It happened right before our second quarter. So they were aware of our results. All of the disclosure issues were swirling at that time. So you know, we needed a mechanism so that our — that we could communicate with our shareholders about what was going on, and to see whether we could get a better price for them, and to get clear information to them about this tender offer.

Q         Did the special committee determine that the rights plan was a reasonable response to KPN?

A        We did. It’s limited to one year. And you know, it’s — it’s been delegated to the special committee to determine if the rights plan needs to last that long.

Q         When did the special committee, as a group, resolve to recommend to the board of iBasis that it adopt a —

A        As a group, we did it unanimously on the 29th.

Q         Thereafter, was that recommendation taken up by the iBasis board?

A        It was. We had a board meeting the next day, and the special committee and Dennis made a report to the board, again discussed this area. Dennis repeated his legal advice at that meeting, about the need to realize and to believe there was a threat to the minority shareholders, and to develop something that was appropriate, an appropriate response to that threat. He went over at that meeting our fiduciary duty. We talked at that meeting about the fiduciary duty versus the bylaw. So we had a very complete conversation at the board level about that issue.

Q         Did Mr. Friedman provide additional legal advice regarding conflicts?

A        He did. He said that because of the KPN governance manual, that he — that — how did he say it? He said — I don’t know if he said, “I don’t know if they,” or, “they won’t” vote on the matter. But the implication I took was that the KPN directors could not or should not vote on the matter, because of their conflict of interest.

Q         Was the decision ultimately made by

the iBasis board to adopt the shareholder rights plan?

A        It was.

Q         I would like to turn your attention back to the $1.55 offer. Did you receive any response from shareholders regarding the $1.55 offer?

A        Yes, we did. We received two or three letter from shareholders.

Q         I would like to turn your attention Joint Exhibit 1217.

A        I have it.

Q         Is this an example of the letters you received from shareholders?

A        Yes, it is.

Q         What is the substance of this letter regarding the $1.55 offer?

A        From this shareholder, which is a shareholder that holds a substantial amount of our stock, they agreed with the special committee that the offer at that time, the $1.55, was undervalued, undervalued the company and its prospects, and was timed to take advantage of the stock price. And the letter goes on to encourage the special committee in the actions that it has taken.

Q         Did the iBasis special committee

continue to meet after its recommendation to iBasis shareholders on July 30th?

A        Yes.

Q         And in fact, did there come a time when KPN submitted a revised tender offer?

A        Yes. On October 5th.

Q         What was the substance of that revised offer?

A        KPN revised the offer to $2.25 a share, and included a couple of additional provisions that had to be fulfilled for them to proceed.

Q         After KPN announced its revised offer, what did the special committee do?

A        Well, we really went into reset. We had been through a process to evaluate the $1.55. We realized, now, that we needed to go through an additional process from the beginning, looking at the $2.25 offer. We contacted Jefferies and asked them to prepare a new valuation analysis, you know, starting from scratch.

Q         Did Jefferies do that?

A        Yes, they did.

Q         Did Jefferies meet with management in connection with that offer?

A        Yes, they did.

Q         Did Jefferies report back to the special committee with regard to that?

A        Yes, they did.

Q         Draw your attention to Joint Exhibit 1299?

A        I have it.

Q         Is this the presentation that was made by Jefferies to the special committee on October 13?

A        Yes, it is.

Q         I want to direct your attention to page 15 of this document, which is iBasis 0213488?

A        I have it.

Q         Is this a revised valuation summary prepared by Jefferies?

A        Yes. This is the new valuation summary that Jefferies did, based on the 2.25 — the dotted line here is for the 2.25 price.

Q         Could you describe, briefly, what happened at the October 13th special committee meeting?

A        Well, I had called Ofer and the CFO, Dick Tennant, prior to that meeting, to tell them that when we did — when we heard Jefferies’ valuation analysis on the 13th, that I wanted to go back through the five-year plan, to sort of redo and to revalidate the assumptions, to make sure that they were still consistent with what I and the special committee believed were appropriate; and so that the company should be prepared, on a line item by line item basis, go through that scenario, through those assumptions.

And so at this meeting, before we ever — before Jefferies ever started, I asked the company — and we turned to the assumptions page in the five-year plan. We went through every one of those again, to be sure that they were still appropriate. We again talked about outsourcing. We talked about the pipeline for outsourcing because of that being half of the growth in the plan. We spent quite a long time going over this again, to be sure that our process was thorough and that the assumptions were still appropriate.

Q         So you not only reviewed the new analysis prepared by Jefferies, you re-reviewed the five-year plan, and the assumptions contained therein?

A        That’s correct.

Q         Looking at the valuation summary, could you describe the reactions of the special committee to this presentation?

A        Well, the first thing we observed is that the comparable company analysis at the top, they had all shifted to the right. And that reflects a change in the valuations of the comparable companies.

You know, instead of being in the low twos or high ones, this goes from sort of the threes to the sixes or sevens. So we observed that.

We went through, looking at the comparable transaction analysis. Not much changed there. In the premium analysis, the telecom premium analysis, there is no change. And we reflected on that a bit, because if you sort of look down where the 2.25 fits on that — fits on those bar graphs, it hits it about the middle of those — of the premiums analysis.

So the special committee stopped at that point to dwell on that point, to decide whether that was telling us something. And Bob Brumley really led the charge here. What he observed, and we all agreed, is what this analysis is is starting with a price and then applying a premium to the price. If you start with a low price, a very low price, a depressed price, because of where iBasis and the market were when the tender was initially sent over the transom, you get this kind of — you get this kind of result. We felt then, and we feel now, that that — that analysis, you know, we have to look at that with a jaundiced eye because of the starting point.

The DCF, we observed, changed a tiny bit. We wondered why. It was because of a balancing change on the part of the company. We looked through this in depth and talked with Jefferies about the changes.

Q         Did you request that any additional work be prepared?

A        At that meeting, prior to going into executive session, we discussed with Jefferies doing an additional analysis. One of the things that I wanted to be sure of was that, you know, if some catastrophic thing happened and the company missed by a Draconian amount its plan — I wanted to know what these kinds of analysis would tell us. And so I — I made up, on the spot, an additional analysis I wanted Jefferies to do. I asked them to do a DCF assuming that the company missed its gross margin for each of the five years by 20 percent and did not make any cost adjustments, so didn’t spend less but brought in

20 percent less gross margin.

Q         Did you can ask for that work because you expected that to happen?

A        No. I asked for this work because I wanted to see, under a Draconian assumption, whether the 2.25 would even start to get into the range. And —

Q         Did Jefferies prepare that analysis?

A        They did. They brought that back the next day.

Q         Take a look at Joint Exhibit 1301, please?

A        Yes. That’s it.

Q         What were the conclusions that you drew from this analysis?

A        Well, the original DCF suggests a stock price between 6 and $14 over — based on the five-year plan. This 20 percent reduction suggests somewhere between 3.32 and 7.82, so a big shift because of a big change in the gross margin, but still well above the offer.

Q         And based on these two presentations prepared by Jefferies, as well as the other information before the special committee, did the special committee reach a conclusion about the 2.25 offer?

A        Yes, we did. We concluded that it was still woefully low.

Q         Did Jefferies provide an opinion with regard to the 2.25 offer?

A        They did.

Q         What was that opinion?

A        That opinion was that the minority shareholders should not — would not be recommended to tender, and that the price was low.

Q         And did you once again make those recommendations to the iBasis minority shareholders?

A        We did, through the filing and through a press release.

Q         Okay. Are the reasons for your recommendation set forth in those documents accurate?

A        Yes, they are.

Q         When did you first know that you would recommend against KPN’s revised offer?

A        When we reached the conclusion. I mean, we took this job very seriously. I think we executed a thorough process. We are senior people that are experienced in these things. We wanted to make sure we did a good job. We really — the second analysis was really a reset of the first one. It was, “Let’s go back and look at this again with fresh eyes, to be sure that we are still comfortable with saying this offer is very low.”

Q         You were comfortable?

A        Very comfortable.

Q         I want to ask you about the rights plan in the context of the 2.25 revised offer. Is the shareholder rights plan still in effect?

A        It is.

Q         Did the special committee consider, at all, whether to rescind the shareholder rights plan or to recommend a rescission of the rights plan in light of the 2.25 offer?

A        Yes, we did. Prior to our meeting on the 13th, 14th, this was in the front of my mind. Should we continue with the rights plan? Was there still a need for it?

It was an open question. We discussed it thoroughly. Again, the three committee members all expressed the same view, from different viewpoints, that the reason for the rights plan initially was a woefully inadequate offer, in an environment where there were disclosure issues — that was ongoing then, and I understand it’s ongoing now — there is a possibility of a better offer, either from KPN or a third party, or interactions there that would produce more for the shareholders; fourthly, that the special committee, using its tools and advisors that it has available to it, can do analyses and understand more fully than just the average shareholder.

So we feel like we are — we still have an important reason, and essentially the same reason, for keeping the rights plan in effect at this time, as we did when we initially adopted it.

Q         The special committee ultimately determined not to rescind?

A        That’s correct.

Q         Has the special committee received feedback from shareholders with regard to the revised 2.25 offer?

A        We got some additional letters, yes.

Q         What are the substance of those letters?

A        That the shareholders did not intend to tender at 2.25, that they agreed with the actions of the special committee, and applauded what we were doing.

Q         Letters or no letters, are you comfortable with the work done by the special committee to date?

A        I am. We have been thorough, diligent. We have applied the process from the get-go, both times. We have examined the company’s plan. We have examined and relied on the information we got from our legal and our financial advisors. Yes, I’m comfortable with what we have done.

MR. HALLOWELL: Thank you, Doctor King no. Further questions.

CROSS-EXAMINATION

BY MR. McATEE:

Q         Good afternoon, Doctor King.

A        Hello.

Q         It is correct, sir, that the special committee in this case was able to disclose whatever facts and information it wanted to the minority shareholders about the tender offer. True?

A        We did disclose additional information to our minority shareholders about the tender offer as we knew it at that time.

Q         You did it thoroughly and diligently

W. F. King - Cross

and after a thorough evaluation of all the facts and circumstances, with the help of all your advisors. Right?

A        Yes.

Q         The committee was not precluded in any way from its ability to provide facts, data, value analysis, and the like, to the minority shareholders. True?

A        That is correct. The — you know, the one thing you are leaving out is the conversations that are ongoing with a third party that could affect whether or not this offer is the best — the best thing for our minority shareholders.

Q         And the special committee directed that numerous substantive voluminous disclosures be made. True?

A        I don’t know what you mean by numerous and substantive. Disclosures were made, yes.

Q         There has been a lot of press releases, Schedule 14Ds, things like that?

A        Yeah. Five or six press releases and two 14Ds.

Q         And all of those disclosures, the special committee asked that there be disclosures about the price being low, and that integration has been completed, and this offer is opportunistic, and all the things you said on your direct. That is in your disclosures. Right?

A        Yes, it is.

Q         And, you know, even if — there may be some debate about whether there are other projections or other documents, but if there were such things, the special committee could order that those be disclosed tomorrow. Right?

A        I don’t think they could —

Q         They could say whatever additional projections that need to be disclosed should be disclosed. Right?

A        I don’t think we control that totally.

Q         Well —

A        If they are from KPN.

Q         Doctor King, you have been on the board from — from, you know — at least from the very first time that any discussions between iBasis and KPN occurred about a transaction dating back to 2005 and 2006. True?

A        Yes. Since 2001.

Q         And during that entire time period,

you have reached the understanding that the agreements between KPN and iBasis do not guarantee iBasis a consistent margin on the KPN Mobile traffic. True?

A        True.

Q         And you have reached the understanding that under the agreements, iBasis is not guaranteed all of the business of the KPN Mobile affiliates. Right?

A        Not guaranteed all, yes.

Q         And instead, for mobile traffic under the agreements, iBasis is a preferred supplier. True?

A        I believe that’s what it states.

Q         And your understanding is that the KPN Mobile affiliates, such as E-Plus and Base, can use other suppliers besides iBasis if the prices are not competitive. Correct?

A        Our understanding going into this with KPN was we were going to be a partnership, that certain EBITDA streams were expected, and those EBITDA streams have not materialized because of the actions of KPN.

Q         You believe that the agreement between these parties allows KPN to use others if the prices are not competitive. True?

A        True.

Q         You are aware when it happened that price pressure was being put on iBasis in 2008. Right?

A        I was certainly aware of that.

Q         E-Plus and other mobile affiliates were asking for those lower prices, and Mr. Gneezy told you about that occurring in real time. Right?

A        That, we got a ruling from the KPN board about our prices.

Q         Your view is that KPN placing price pressure on iBasis is not a violation of any of the agreements between the companies. Right?

A        Well, when I look at KPN putting pressure on iBasis, you know, I have to examine that in a sort of a total picture. It’s not good for iBasis. It’s not good for KPN. And so the aha that we came to when we received the tender offer is: Why are they doing this? I know Ofer had been over to talk to the top of their company about the impact of EBITDA on iBasis. EBITDA drives, to a large extent, our stock price. If they are driving our EBITDA down, why are they doing it, because it’s not helping them? In fact, as 56 percent owners of the company, they should see it as hurting them. So it was that light bulb that went on that led to our actions.

Q         You believe that placing price pressure on iBasis was not in violation of any agreements between the companies. Right?

A        I’m not an expert in the framework services agreement. So, you know, whether I can say that with certainty, no. I know we were getting price pressure, and let me just pause there.

Q         Can I have page 28 of Doctor King’s deposition, lines 20 to 24? This is a deposition that my colleague, Mr. Paik took. Do you remember that?

A        Yes, I do.

Q         You were under oath at the time?

A        I was.

Q         Were you asked this question, and did you give this answer: “You stated that KPN was placing pricing pressure on iBasis. Do you believe that placing pricing pressure on iBasis was in violation of any agreements between the companies?

“Answer: No.”

Were you asked that question and did you give that answer?

A        Yes.

Q         Thank you. You were aware in November of 2008, after the board ruling by KPN — Mr. Gneezy sent you an e-mail in which he said the price pressure was permissible. Right?

A        I’m not right now recalling that e-mail.

Q         Can I have JX 1108?

A        Is all of this in this binder you gave me?

Q         It is. It is. I apologize, Doctor King, for not mentioning it.

A        Where do you want me to read?

Q         Just at the top of the e-mail. This is from Mr. Gneezy to yourself and Mr. Corfield and Mr. Brumley. It’s right after the KPN board ruling. “We have been under pressure from E-Plus, KPN’s mobile operation in Germany, to meet prices offered to them by a third party carrier or lose their traffic. Even though this is permissible by the SPA, we felt that this was too onerous and will significantly diminish the value of the business we bought from KPN.” Do you see those words, sir?

A        I do.

Q         When he was writing that the price

pressure from E-Plus was permissible by the SPA, that exactly matches your understanding that you just testified to about pricing pressure not violating any agreements. Right?

A        It does.

Q         Okay. I’m finished with that document. Thank you. Thus, to your knowledge, KPN has never not been in compliance with the terms of the agreements between iBasis and KPN?

A        That’s broader than I know.

Q         You are not aware of KPN ever being out of compliance with the terms of the agreements between iBasis and KPN. Right?

A        This was a partnership, we thought, with KPN. And during this time, we were trying to work as partners. We were trying to work things out. We were trying to get relief from these pricing actions by working with KPN. So we weren’t at the point of pointing at legal documents. We were trying to work business partner to business partner.

Q         You are not aware of KPN ever being out of compliance with any agreement with iBasis. True?

A        I can’t point to a place in the

document that I would be able to say they are out of agreement with that. It’s because I’m not an expert on those documents.

Q         Can I have page 38 of his deposition, lines 8 through 12?

At your deposition, Doctor King, were you asked this question and did you give this answer?

“Question: To your knowledge, has KPN ever not been in compliance with the terms of the agreements between iBasis and KPN?

“Answer: I’m not aware of them being out of compliance with the agreements.”

A        Which is the way I just answered your question.

Q         Just asked — were you asked that question and did you give that answer?

A        I did.

Q         Thank you. In February, 2009, Mr. Gneezy gave a PowerPoint presentation to the iBasis board where he told you that KPN was in compliance with the SPA and the framework agreement. Do you remember that?

A        Not specifically.

Q         Well, let me call up JX 132 at slide

18. It’s also on the screen for you?

A        I need to see it. What is the number?

Q         It’s JX 132.

A        I have got that.

Q         Slide Number 18?

A        Okay.

Q         This was from a PowerPoint at a meeting you attended in February, and the last bullet is, “In compliance with SPA and framework agreement.” Do you see that?

A        I do.

Q         That is exactly consistent with your recollection of you telling me a couple of answers ago that you are not aware of KPN ever being out of compliance with any agreement. Right?

A        That’s what I answered a few answers ago.

Q         And it’s consistent with the slide on this chart. Right?

A        Yes.

Q         Okay. I’m done with that one. Thank you.

Doctor King, I’m sorry. Excuse me. Doctor King, you are aware that KPN has provided financial benefits to iBasis beyond what is required by the parties’ agreements. True?

A         Beyond what is required by the party agreements? I couldn’t point to specifics there. I know there have been concessions on some of these pricing issues.

Q         For example, there has been some testimony this morning by Mr. Floyd that after the transaction, some unexpected fees or costs arose. Do you recall that issue coming up after the transaction?

A         I recall that there were — there were unexpected costs that got partially reimbursed. You know, I think — I think another point here, that while KPN might have been in agreement with the letter of the law, they weren’t in agreement with the spirit of the law. And the whole point here is posing the question: Why were they doing things to drive down our EBITDA? It affects our stock price. They knew that. They know that. So the point here is these actions, while perhaps under the letter of the law, were, A, not in the spirit of the law and, B, not in the interests of our shareholders.

And you know, then we get the tender offer, and we say, “Why were they doing this?” Maybe there was an intent there.

Q         I was asking about the transaction costs?

A         Thank you.

Q         Do you recall that issue coming up, where some unexpected costs or fees arose after the transaction and KPN at least partially reimbursed those? True?

A         Yes. I vaguely recall that. I couldn’t tell you the amounts, or anything like that, but I think I did hear that.

Q         That is one example of KPN helping iBasis. Right?

A         When you cause extra expenses and you don’t fully reimburse them, it doesn’t feel like a whole lot like help, but it still feels like partial hurt.

Q         You recall there was a delay in the reduction of the fixed margin percentage decline, the stepdown. There was a delay by the — by one year, that KPN agreed to?

A         I’m not aware of that.

Q         You don’t sort of remember hearing something about that?

A         No.

Q         That stepdown was supposed to be five percent a year, and because the deal got delayed because of the — certain issues at iBasis, that the schedule got pushed out by one year?

A         No.

Q         Five percent? Did you hear that KPN allowed iBasis to defer repayment of a substantial loan?

A         Yes. I believe we paid interest on that, but yes.

Q         But KPN agreed to delay the repayment schedule?

A         Yes.

Q         At your request?

A         Yes.

Q         And that helped iBasis?

A         I believe when Ofer went to see their CEO, he told them that their actions had cost us $8 million in EBITDA. I don’t think these things that you are citing begin to affect that amount.

Q         I asked whether or not delaying the loan repayment at the request of iBasis was something that iBasis wanted and it helped them?

A         I’m just trying to put it in context.

Q         Did it help them?

A         In context, in totality, you know, small help, still big hurt.

THE COURT: Let’s pause there. We will come back at 3:30.

(Recessed at 3:15 p.m.)

(The proceedings resumed at 3:28 p.m.)

THE COURT: You may continue.

MR. McATEE: Thank you, Your Honor.

BY MR. McATEE:

Q.        Dr. King, before the break we were talking about — I had some questions about KPN’s interactions with iBasis. And is one of the things that you recall that KPN assisted iBasis in securing a transaction known as TDC?

A.        Yes, I do.

Q.        And that was a transaction that brought substantial additional minutes of traffic into iBasis?

A.        Yes, it did. And that happened early on in the relationship.

Q.        But after the merger; true?

A.        Yes.

Q.        And that was of financial benefit to iBasis.

A.        And to KPN.

Q.        And, also, did Mr. Gneezy happen to mention to you that for the current outsourcing transaction that’s kind of on the horizon, I think Mr. Gneezy called it a Middle East company, did he explain to you how KPN had helped iBasis make inroads with respect to that company?

A.        No.

Q.        To — to sum this up, I — will you — will you agree with me that whatever the help was that KPN gave to iBasis after the merger, whatever it was, however big it was, those actions to help iBasis after the merger would be inconsistent with a scheme or a plot to drive their stock price into the ground; true?

A.        You have to look at the totality. We saw some good signs, but we saw the business relationship getting worse and worse. And — and, you know, if I just saw the good signs, I would agree with you; but when I see the other signs of actions that reduced our margin, I disagree with you. So you have to look at the totality. And in totality, you know, this was not helping our business.

Q.        You — you mentioned an — that Mr. Gneezy had told you the pressure had cost $8 million?

A.        In EBITDA, yes.

Q.        Did you ever do an analysis or ask Mr. Gneezy to do an analysis of how much money the — the good things that KPN did, how much that helped

iBasis?

A.        No.

Q.        Did you ever quantify?

A.        No, I didn’t.

Q.        Okay. Did — did Mr. Gneezy ever tell the special committee that the seven percent aspect of the KPN ruling, that, in fact, that never got implemented?

A.        I don’t recall exactly how that ended up. I knew it was — it was under great debate. I know that the original amount that — the size of the cut that we were to take Mr. Gneezy told KPN management that we couldn’t do it. But I’m not certain how it ended up.

Q.        Do you recall any special committee meeting where Mr. Gneezy explained that, in fact, with respect to the seven percent aspect of the ruling, Mr. Blok and Mr. Farwerck had — had helped in getting that ruling not implemented?

A.        That was not discussed at the special committee.

Q.        Let me switch gears to the tender offer. And I’ll start with the first announcement at the $1.55 price, as you did in your direct.

And what you heard from Mr. Gneezy on the very first day that that happened was $1.55 was too low and it’s unfair; right?

A.        I think what he said was “They’re trying to steal the company.”

Q.        And he was real clear that first day; right?

A.        Very clear, yes.

Q.        And after that he worked with others at iBasis on this five-year business plan; true?

A.        Yes.

Q.        And that plan was prepared specifically in connection with this tender offer; right?

A.        It was.

Q.        And it was prepared by management in order to give it to Jefferies, the committee’s financial advisor, in connection with evaluating the offer; right?

A.        Yes.

Q.        And so just — just to put a point on this, it’s — it’s clear that when Mr. Gneezy was —was helping on the five-year plan, after the $1.55 price was announced, he had already concluded it was too low and unfair; right?

A.        Now, I don’t know what he concluded other than what I heard him say.

Q.        You had already heard him say that.

A.        I had already heard him say “They’re trying to steal the company.”

Q.        And you knew when he was working on the five-year plan that he strongly opposed the tender offer.

A.        I knew that he thought that price was, as we ended up concluding, was woefully inadequate.

Q.        That when he was working on the plan, he told you that there’s going to be a tender offer and it’s got to start with a 3; right?

A.        He told me that he had heard that from some share — from some shareholders.

Q.        And then the numbers in the plan, the five-year plan, in connection with the $1.55 offer, those were given to Jefferies, and those numbers got plugged straight into the Jefferies analysis; right?

A.        They got used by Jefferies in their analysis, that’s correct.

Q.        Jefferies didn’t change a single number at that time; right?

A.        That’s correct.

Q.        And you recall that Jefferies issued a bunch of disclaimers about the reliability of those numbers; right?

A.        They said that those numbers were the numbers from management.

Q.        And you’re — you’re not aware of Jefferies having performed any independent investigation or verification on the accuracy, completeness, or fair presentation of the information it received from iBasis; true?

A.        I think you’re reading from the disclaimer. What Jefferies — what I understood Jefferies did was to meet with management, to understand the numbers and “to see if they made sense.”

Q.        You are not aware of Jefferies performing any independent investigation, verification on the accuracy, completeness, and fair presentation of the five-year plan; true?

A.        True, beyond what I just said.

Q.        And later, after the revised offer came, you told Jefferies you wanted to go line by line through the management assumptions in the plan, and

Jefferies told you, “That’s not our job”; right?

A.        That’s a characterization of what they said. The one area there where they —

BY THE COURT:

Q.        Is it a fair one?

A.        Yes, except for one thing, Your Honor. In one area, with respect to — specifically with respect to outsourcing, I asked them at the time we were examining that assumption in the second meeting around the 2.25 offer if — if the assumptions we were making about the marketplace, the marketplace environment, the environment where companies were doing outsourcing and companies were doing acquisitions, if that was consistent with their understanding of the industry. And they said it was.

BY MR. McATEE:

Q.        That was an industry specific comment —

A.        Yes.

Q.        — not an iBasis comment?

A.        It was an industry comment.

Q.        And it’s also true you didn’t get that in writing from them?

A.        No, I didn’t get that in writing from

them.

Q.        The five-year plan created after the tender offer has never been approved by the full iBasis board; right?

A.        That’s correct. This was the work of the special committee.

Q.        And it’s not a plan that’s going to be used for things like employee bonuses and incentive compensation for targets; right?

A.        Well, that’s a year-by-year decision. The — the numbers in the five-year plan, I believe, are very similar to the — for the first year, for this year, are very similar to the numbers in our 2009 operating plan.

Q.        And that’s a more modest plan; true?

A.        No. I think it’s about — I think it’s about the same.

Q.        Well ... in — in contrast to the five-year plan —

A.        In fact, I know it’s — I know it’s the same because in the Jefferies second evaluation for us, they included an additional chart which presented the year-to-date first-quarter, second-quarter actuals, and the third-quarter projected at that time — it was still projected — financial results of the company and then compared that to the 2009 operating plan. We discussed the difference, and we discussed the doability of the difference. And, you know, we’re on track for that plan. I mean, the company’s been doing very well this year.

Q.        Let me just put a point on something. You’re talking about the plan at the end of 2008 that was approved by the full board for 2009.

A.        Right.

Q.        That’s the official plan of the company that’s used in 2009 for things like incentive compensation and things like that.

A.        That’s correct.

Q.        And it’s a fact, is it not, Dr. King, with respect to outsourcing, that five — that 2009 plan specifically says no new outsourcing?

A.        What —

Q.        Right?

A.        What it says is that — and what — the conversation we had at the board that we directed that that number be made zero, was that the company was instructed to work on outsourcing and to get it, but we wanted for 2009 a plan that the company could absolutely make. We wanted a very, very conservative plan so that we could start to make our numbers and — and drive the marketplace acceptance of the business to pay employees’ bonuses and, you know, to return the company to the kind of — of fiscal result-making that it had enjoyed in the past.

The — if you look at the difference, the amount of outsourcing that was in the five-year plan compared to the operating plan that you’re discussing in gross margin was $1.9 million.

Q.        In any event, before the tender offer, the official operative plan in place for this company projected no new outsourcing.

A.        It projected — it did not project the 1.9 million difference, that’s correct.

Q.        And there’s been some testimony about another five-year plan in the past in 2008. And that — that plan was something else that was never adopted by the full board, was it?

A.        That was not a — that was not prepared as a — as a plan to be adopted by the board. The company had a — a — focused on growth initiatives. And those plans and those conversations at that meeting were to get the company refocused on growth. And so, you know, we looked at a number of opportunities and segments. It wasn’t an operating plan, and it wasn’t a plan that was subject to board approval.

Q.        It wasn’t an official business plan for the company for 2008, 2009, or for any year; right?

A.        I don’t know what plan you’re referring to when you say those words.

Q.        The — the five-year plan that somebody worked on in 2008.

A.        Who?

Q.        Well, do you know?

A.        I — what I know is the meeting I attended — the meetings I attended about growth — growth for the company talked about projections and opportunities for growth. I don’t recall that they were five years. But we were discussing how could — how could we resume growth initiatives.

Q.        That was in 2008.

A.        Yes, that was in 2008.

Q.        Whatever it was that was presented at that meeting, that never became the official plan of this company; right?

A.        Nor was it that — its intent.

Q.        And you’ve — even — even back in 2008 there were outsourcing deals that are kind of in the pipeline for this company; right?

A.        Yes.

Q.        And they were talked about continue — continuously by management from that point all the way up to the present; right?

A.        That’s correct.

Q.        And it’s — it’s a — it’s correct that we’re in almost November 2009 and, still, not one of those in the pipeline has actually officially finally closed. Right?

A.        That’s correct. There are several that are very advanced that we — that we are — are optimistic about, but until it’s closed, it’s not closed.

Q.        And you’re aware that the Jefferies analysis of the tender offer depends to a significant extent on this five-year plan that was created in connection with the tender offer; right?

A.        Yes.

Q.        And you’ll agree that to the extent

the company’s five-year plan is off, then the value ranges determined by Jefferies are going to be off?

A.        That’s correct.

Q.        Let me take a look at the outsourcing assumptions in the five-year plan. It’s Demonstrative Exhibit 8. I’ve put these numbers on a chart —

A.        What page?

Q.        It’s in your book at Demonstrative Exhibit 8, toward the back. It’s also on the screen, if that helps.

A.        Okay, I have the page.

Q.        And this is a projection of new outsourcing minutes from zero in 2000 — well, from a little bit in 2009 all the way up to 15 billion in 2014; right?

A.        That’s what this chart says.

Q.        And that’s from the five-year plan.

A.        I don’t recognize the 2009 number. That’s revenue. That’s not gross profit.

Q.        It’s outsourcing. It’s revenue in minutes.

A.        Okay. The numbers that I have in my mind are gross margin. So I — I can’t confirm that these are the same.

Q.        You’ll agree with me that the outsourcing assumptions in management’s five-year plan are a stretch.

A.        No. I agree that they’re — that they’re doable. They’re not a cakewalk, but “stretch” implies you can’t quite make it. I think it’s doable. You know, I think the industry is right for this. You know, we’ve positioned the company for this. We’ve put the systems in place as we integrated with KPN to — to do more outsourcing deals. We have the ability to drive profit out of the low gross margin business here. That’s attractive to other companies. So I think — I think this is — this outsourcing is definitely doable.

Q.        You consider the outsourcing assumptions in the five-year plan to be a stretch; right?

A.        You know, if you’re reading from my testimony —

Q.        I was there when you said it.

A.        — fine. Then I want you to hear what I just said as well.

Q.        When you were under oath being deposed by my colleague, you said they were a stretch, didn’t you?

A.        Yes, I said they were a stretch. And — and I believe what I just said is consistent with that. It’s the company’s position to do this. The industry is right for it, and we’ve been successful so far. Those are important factors.

Q.        And if they’re a stretch, then the Jefferies value ranges that depend on them, they’re a stretch, too.

A.        Those are —

Q.        Right?

A.        Those are your words.

Q.        And in particular, the Jefferies DCF valuation range —

MR. McATEE: We can call up JX-1299, the page 15.

Q.        At the bottom here there’s two value ranges. It’s from, like, almost $6 to $14.

That — that value range — that depends entirely on the five-year management plan being right; isn’t that true?

A.        That’s correct.

Q.        Those are the highest value ranges on here; right?

A.        Well, the top end is. The bottom end isn’t.

Q.        The top end is, right.

And you testified on direct about a sensitivity analysis and the 20 percent draconian reduction. The only thing the special committee asked that sensitivity analysis be applied to is this DCF range; right?

A.        That — that’s correct. And that reflects my personal bias on, you know, which of these metrics I look at more closely. And so I did ask Jefferies to do the DCF only, because, you know, that’s the one that’s totally driven by the company performance.

Q.        And when you saw the value ranges of between 6 and $14, you were aware that Silver Lake had made an offer for a control premium — for a controlling stake, buying KPN shares, of $1.75; true?

A.        You know, I heard that secondhand. So I don’t know that that number is entirely correct.

Q.        And you heard that the last Jefferies analyst report was $1.25; right?

A.        I did hear that.

Q.        And did it cause any red or pink or

any kind of flag for you when you saw 6 and $14 value ranges when those kinds of numbers were being put on this company by independent parties?

A.       Companies are paid for sustained performance. You know, our stock price is the result of our performance. It’s also a result of the current market environment, the fact that we’re coming out of the KPN integration spending. You know, I believe the company can be worth the kinds of numbers that are generated by the DCF analysis; but the company needs to demonstrate over a period of time that it’s making its plans.

MR. McATEE: Can I have JX-1204, page 17, please?

Q.        This is from the July 29 presentation by Jefferies.

A.       Say the page number again.

Q.        It’s page 17, Dr. King.

A.       I have it.

Q.        I’m interested in the top half of this chart where ‘09 projected growth is against the peers. IBasis is in last, and then suddenly in 2010 it’s first. Do you see that?

A.       Yes.

Q.        Did the special committee discuss with Jefferies whether or not that might be optimistic, a one-year turnaround like that?

A.       Well, this is — this is driven by a comparison with the comparable companies against the operating plan. So, you know, the — the key assumption here is the near-term operating plan of the company. 2009, you know, you’ve heard undoubtedly that we’re on track to make that plan. And the — you know, the growth projections in 2010 are near in and doable.

Q.        Did you ask Jefferies about those charts and whether that that implied it was too optimistic?

A.       I didn’t ask Jefferies if they thought it was too optimistic.

Q.        Okay. Are you aware of any plans or projections created by anyone that are more optimistic than the five-year plan for this company?

A.       I have not followed in detail the saga of the various KPN plans.

Q.        Are you aware of any?

A.       So I’m not aware of — of what those numbers say. So the answer’s no.

Q.        As far as you know, the most bullish projections about this company are out to the market now; right?

A.       The — the company has been very careful over the years not to make projections of a long-range nature. So I believe this five-year plan is the only, aside from what KPN has put out, the only projection of the growth of the company.

Q.        I asked whether if you knew if — if there’s anything more bullish out there —

A.       I said it was the only.

Q.        Okay. Thank you.

Let me switch gears to the rights plan. And it will be my final topic, Dr. King.

You were aware that the iBasis bylaws in this case require that KPN directors, Mr. Blok and Mr. Farwerck, approve certain matters called veto matters; right?

A.       Yes, I am.

Q.        And that bylaw regarding veto matters was adopted when the deal with KPN closed in 2007; true?

A.       Correct.

Q.        And that’s something that KPN had

specifically asked for in connection with that transaction; right?

A.       That’s correct.

Q.        And it was something that iBasis agreed to give KPN as part of consideration for the deal; right?

A.       That’s correct.

Q.        And it was approved by the board of iBasis unanimously.

A.       Correct.

Q.        And the shareholders voted on it and they approved it; right?

A.       That’s correct.

Q.        In essence, iBasis sold that bylaw to KPN, didn’t it?

A.       I’m sorry?

Q.        As part —

A.       Repeat the question.

Q.        As part of the transaction, that bylaw was sold to KPN as protection for its majority interest, wasn’t it?

A.       I don’t know what you mean by “sold to KPN.”

Q.        It was consideration for the deal.

A.       It was consideration.

Q.        And back in that time frame everybody had lawyers; right?

A.       Yes, we did.

Q.        Including Delaware lawyers; right?

A.       I’m sure we did.

Q.        And at the time of that transaction, when all of that was being negotiated, no lawyer ever said, “You know what. There might be some kind of problem with that bylaw”; right?

A.       Not that I heard.

Q.        And until this tender offer, the veto matter provisions have been in place and they’ve been followed by the iBasis board; right?

A.       That’s correct.

Q.        The first time that you —

A.       I actually don’t think it’s come up at the iBasis board, but ...

Q.        In any event, it’s been — it’s been there the whole time.

A.       It’s been there.

Q.        Okay. And the first time that you heard a lawyer talk about the bylaw, it was from Mr. Flynn, your — the company’s general counsel;

right?

A.       That’s correct.

Q.        And he was around at the time of the original deal; right? Same lawyer.

A.       Yes.

Q.        And what Mr. Flynn said was the company can’t do a rights plan because of the bylaw; right?

A.       In essence.

Q.        What he was telling you was that the rights plan, if it was adopted, would be a veto matter, and under the bylaws, iBasis can’t do it without KPN’s consent; right?

A.       That was — that’s what he said.

Q.        The first time you heard that the — that iBasis might be able to do a rights plan was after Gibson Dunn was hired; right?

A.       That’s correct.

Q.        And you heard that from the New York lawyer, Dennis Friedman; right?

A.       I don’t characterize him as a New York lawyer. It was Dennis Friedman.

Q.        Was he admitted to the Delaware Bar or the New York Bar?

A.       I don’t know.

Q.        Based on his advice, the legal basis on which the committee decided to adopt the rights plan in July was that the fiduciary duty of the directors would “trump” the bylaws. Right?

A.       That was my word, yes.

Q.        And that’s what you gathered from what Mr. Friedman told you.

A.       Well, yes. I mean, he — he told us there had to be a threat to the company and that we had to take an action that was appropriate to that threat. He told us that in addition.

Q.        But the —

A.       He explained our fiduciary duties to us. I mean, it was a — all the things I’ve already talked about.

Q.        The basis of Mr. Friedman’s advice was this trumping issue. It wasn’t that the bylaw was illegal or invalid or void ab initio or against a code provision or anything like that; right?

A.       I don’t know all the things that were in Mr. Friedman’s head. I know that the conversations we had were around whether or not there was a threat to minority shareholders, whether or not this was a —

an appropriate reaction to that, and whether or not there was a — sort of a higher duty to the shareholders than the duties contained in the bylaws.

Q.        I’m asking about your mind. In your mind, the —

A.       Those three things were in my mind because I heard them from him.

Q.        And the legal advice that you relied upon was this trumping issue and not legal advice about the bylaw violating some kind of Delaware Code or Delaware court decision.

A.       I don’t know what you’re referring to.

Q.        And that’s because no one ever took you through the Delaware Code or the Delaware cases; right?

A.       We did not go through that.

Q.        And the advice was communicated orally; right?

A.       That’s correct.

Q.        There’s no written memo of any kind analyzing the legal issues in connection with the legality of the rights plan that the special committee relied upon; right?

A.       That’s correct. I believe oral advice

is fine.

Q.        And you don’t know whether or not prior to giving the advice, whether or not Mr. Friedman had asked his law firm to do a formal legal memo analysis of that issue; right?

A.       I don’t know that.

Q.        And the special committee didn’t even ask that question; right?

A.       We didn’t ask that question.

Q.        And you knew, you knew from the beginning that the legality of what you were doing was a close call; right?

A.       Yes.

Q.        You were told flat out you’re likely to get sued for it.

A.       Correct.

Q.        And Gibson Dunn never gave you any advice that you’re going to win that lawsuit, did they?

A.       They said it was a close call. They said that we had to do this in an environment where there was a threat. They said that the fiduciary duty responsibility was a very serious one. And — and they heard our discussion over and over again about this duty and that duty and how this duty to the shareholders to the company was a higher duty.

Q.        Did they ever tell you you were going to win?

A.       I don’t recall them projecting.

Q.        Okay. And the whole time the special committee never had a Delaware lawyer come and give them oral advice at the meetings; right?

A.       I relied on — on our, as you characterize it, our New York lawyers.

MR. McATEE: No further questions. Thank you.

MR. HALLOWELL: Just quickly on redirect, Your Honor.

REDIRECT EXAMINATION

BY MR. HALLOWELL:

Q.        Dr. King, you testified earlier at your deposition that the — that the outsourcing assumptions in the five-year plan were a stretch. What do you mean by that?

A.       I meant that it was — when you have a near-in operating plan, you want something that you’re — doesn’t have a lot of stretch in it, a lot of — and the doability is highly certain. You want

W. F. King - Redirect

that kind of a plan. So that’s the plan that controls, you know, bonuses and expenses in the — in the near term. You don’t want to run your company conservatively over a broad horizon.

So, you know, we directed the company to be run very conservatively for 2009; but for the period of the operating plan — for the five-year plan, we wanted a plan that — that — you know, that people had to lean into to make; hence, a stretch, but doable.

Q.                      Do you recall, as you sit here today, if, during your deposition with Mr. Paik, you also characterized the outsourcing assumptions of the five-year plan as doable?

A.                      Yes, I did.

MR. HALLOWELL: No further questions.

BY THE COURT:

Q.                      Okay. And the reason — and that’s the reason you asked for the 20 percent haircut, was to see — test the assumptions.

A.                      Yes, Your Honor, to see, you know, under — under draconian assumptions where the — where the value range would lie.

MR. HALLOWELL: That’s it.

J. Huwiler - Direct

MR. McATEE: Nothing further, Your Honor.

THE COURT: Thank you, sir. (Witness excused)

THE COURT: Next witness.

MR. DiCAMILLO: Your Honor, iBasis calls John Huwiler.

JOHN HUWILER, having been first duly sworn, was examined and testified as follows:

MR. DiCAMILLO: May I proceed, Your Honor?

THE COURT: You may.

DIRECT EXAMINATION

BY MR. DiCAMILLO:

Q.                      Good afternoon, Mr. Huwiler. By whom are you currently employed?

A.                      Jefferies.

Q.                      What is your current position with Jefferies?

A.                      I’m head of M and A at Jefferies.

Q.                      Do you serve on any committees at Jefferies?

A.                      Yes, I do. I’m on the investment banking management committee. I’m on the — I am chairman of the fairness opinion committee, and I am chairman of the M and A review committee which reviews all M and A assignments which we take on.

Q.                      Could you briefly describe your educational background?

A.                      I graduated from Williams College in 1984 with a Bachelor’s in economics. I graduated from the Amos Tuck School of Business Administration at Dartmouth as an Edward Tuck Scholar in 1989.

Q.                      Could you briefly describe your employment history since you graduated from Williams.

A.                      I started out at Salomon Brothers where I worked as a financial analyst for two and a half years from 1984 to 1988. And after business school I went to Dillon Read as an associate. I was at Dillon Read until 1995, when I joined Gleacher Partners, an M and A boutique in New York; and I joined Jefferies as head of M and A in 2006.

Q.                      Has your work for those companies which you just described involved valuations of businesses?

A.                      Yes, it has.

Q.                      How many valuations of businesses would you say you’ve done in your career?

A.                      I would say I have been involved in hundreds, if not into the thousands.

Q.                      When did you first — how did you first learn about the potential retention of Jefferies by the iBasis special committee?

A.                      My recollection is the first time I heard about it I received a call from one of the folks in our telecom group. They told us that KPN had indicated they were going to commence a tender offer for the company, there might be a special committee assignment. The individual indicated to me that he had had a historical dialogue with the company and that there would be a chance that we would compete for the assignment.

Q.                      To your knowledge, was the special committee considering other financial advisors?

A.                      Yes. I think I heard that earlier today.

Q.                      Did you know —

BY THE COURT:

Q.                      Does that hurt your feelings?

A.                      It’s a competitive word, regrettably. (Laughter)

BY MR. DiCAMILLO:

Q.                      Prior to your engagement by the iBasis special committee, had Jefferies done any work for iBasis?

A.                      I don’t recall that we had been specifically retained on any particular assignment. There — there was a — an ongoing dialogue, however, through our telecom group.

Q.                      Prior to this engagement, had Jefferies done any work for any members of the special committee?

A.                      Yes, we had. We — we had done some work with a company called TerraStar. Bob Brumley, I believe, was CEO of the company at the time.

Q.                      Do you recall when that work was?

A.                      Not specifically, but within a couple of years, maybe two and a half years.

Q.                      Mr. Huwiler, there’s an exhibit binder in front of you. I’d ask you to turn to JX-1192. And it’s up on the screen there as well.

A.                      Right.

Q.                      Could you identify this document?

A.                      That’s our engagement letter with the special committee of iBasis.

Q.                      If you could turn to paragraph 4 of the letter, which is on pages 3 and 4 —

A.                      Yes.

Q.                      — does paragraph 4 accurately set forth the agreement between Jefferies and the special committee with respect to Jefferies’ compensation?

A.                      Yes, it does.

Q.                      Could you briefly describe the fee structure?

A.                      Yes. There were a couple components to our fee structure, the first of which is a quarterly fee of 250,000.

The second is — is really a timing issue; and that is upon — upon the delivery of any opinion, we are — we are entitled to receive 400,000. We will credit two of those against our ultimate fee.

And the third component of the fee really makes up the difference to a total fee of $2-1/2 million, with the sole exception of if we render a third opinion or a fourth opinion, those would be incremental.

Q.                      Does Jefferies make more or less depending on whether the tender offer closes or doesn’t close?

A.                      Our fee structure here is completely agnostic as to whether a transaction happens with KPN, whether no transaction happens, or whether a transaction happens with some third party.

Q.                      Does Jefferies make more if the transaction closes at a higher price?

A.                      No, it does not.

Q.                      Was the fee provision in the engagement letter negotiated?

A.                      Yes, it was.

Q.                      Could you describe those negotiations?

A.                      Yes. Initially when we were considering this assignment and prior to having any inside numbers or knowledge of the — of the company’s numbers, we had contemplated an incentive fee structure. That’s a structure we often do in M and A assignments. And there would be a base fee and some incentive fee structured around an increase in price.

Q.                      Was there any discussion about any thresholds by which that incentive — under which that incentive fee would be earned?

A.                      We did have some internal discussion, and we floated this concept to members of the special committee during — during our telephonic pitch with them. I believe we ultimately proposed an incentive structure break point at $2 a share. It became clear that the company had a number well in excess of that, I think in the $4 range. And we ultimately decided to — to do away with the incentive structure completely.

Q.                      How did you pick the $2 per share for your proposal?

A.                      It was really done in a vacuum. We were looking at this situation, as I said, in the context of a pitch. And we’re often asked to make a fee proposal in the pitch. So we looked at this, and we — we thought that, you know, with a — with an initial starting price of $1.55, that, you know, a — a meaningful percentage increase above that might be something in the $2 range. Again, totally in a vacuum.

Q.                      At the time you made your pitch and made that $2 incentive threshold proposal, had you begun your valuation work?

A.                      We had not.

Q.                      Had you received any information from the company?

A.                      We certainly didn’t have the five-year

plan at that point in time. I — I think other than public information, no.

Q.                      What did you understand to be the nature of Jefferies’ assignment for the special committee?

A.                      The nature of our assignment was to evaluate the proposed offer price at $1.55 and — and give the special committee our advice as to how to deal with that.

Q.                      Did you have a team of people working with you on this assignment?

A.                      Yes, I did.

Q.                      Could you describe generally who they were?

A.                      Yes. I have the head of our telecom group. I have the cohead of our media and TMT M and A effort. I have an SVP in each of those silos, as well as some support folks more junior.

Q.                      About how many people in total would you say worked on the assignment?

A.                      Eight to ten.

Q.                      What did Jefferies do to begin working on the assignment?

A.                      Well, we started to familiarize

ourself with the company, with the public numbers. We asked the company for a five-year plan to the extent they had it and — and a five-year plan that would reflect their latest thinking. And we started to pull together the underpinnings of our valuation, which is public comparables, precedent transactions. We were doing screens on premiums paid. And, you know, there’s an awful lot of leg work that goes into the foundation of — of — of a valuation.

Q.                      Let’s spend a few minutes talking about the five-year plan. We’ve heard about that a lot today and I know you heard a lot about it at your deposition.

With respect to a five-year plan, what specifically did Jefferies request from iBasis?

A.                      We requested a five-year plan with — with corresponding assumptions and — and critical inputs. And, you know, that’s — we’ve heard an awful lot about that today. It’s an important element in our DCF, and we asked the company to take their time and come up with that.

Q.                      Did Jefferies utilize the five-year plan in connection with its assignment?

A.                      Yes, we did.

Q.                      How did you do that?

A.                      Principally in the context of the DCF analyses that — that we performed. Elements of it would — would hit some of the other valuation metrics that we used; for instance, anything that would involve a forward projection.

Q.                      Did Jefferies do anything to assess the reasonableness of the five-year plan?

A.                      We — we don’t — and we’re very clear in our engagement letters. We don’t independently assess the plan. However, we had an opportunity and — and multiple opportunities to talk to management, ask them questions, understand the assumptions, and satisfy ourselves that management had given this plan, you know, reasonable thought and — and was comfortable with it.

Q.                      Is the process that you just described standard practice for Jefferies?

A.                      Yes, it is.

Q.                      Was the special committee aware of that practice?

A.                      Yes.

Q.                      How were they aware of that?

A.                      Well, they were certainly aware of

the — the language in our engagement letter; but — but we told them, you know, when we outlined the work that we were going to undertake, we told them about the various building blocks of — of our valuation work. And — and we outlined for them that we needed a five-year plan, and we — I believe that it was clear to them that we would have substantive dialogue with management in our diligence process.

Q.                      If you can take a look at your engagement letter, which is JX-1192.

A.                      Yes.

Q.                      If you take a look at paragraph 2(b) on page 2 of the document —

A.                      Right.

Q.                      — you mentioned a couple times this issue about the projections was mentioned in the engagement letter. Is this the provision to which you were referring?

A.                      That’s correct.

Q.                      Ultimately was Jefferies comfortable relying on the five-year plan in its analysis?

A.                      Well, we did rely on it, and — and I believe that reflects an underlying comfort that management adequately defended the plan and answered any questions we had.

Q.                      Prior to completing its analysis, was Jefferies aware of iBasis management’s view of the offering price of $1.55 per share?

A.                      Yes. I think — I think they had made it clear to us they thought that the — that price was — was low.

Q.                      Prior to completing its analysis, was Jefferies aware of any of the special committee members’ view on the offer price of $1.55 per share?

A.                      You know, I don’t recall any specific dialogue on — on that topic. I think anecdotally it became clear that the view was it was a low-ball offer.

Q.                      Did having knowledge of the views of the $1.55 per-share offer influence Jefferies’ analysis in any way?

A.                      Absolutely not.

Q.                      Did Jefferies have any financial incentives to conclude that the $1.55 per-share offer price was inadequate?

A.                      No.

Q.                      In connection with its assignment, did Jefferies review any analyst reports on iBasis?

A.                      There were none that were — that were timely.

Q.                      Didn’t — hadn’t Jefferies issued analyst reports on iBasis?

A.                      Jefferies had an analyst that covered iBasis, and I believe he dropped coverage in February of this year.

Q.                      Did you review any of the reports issued by that analyst?

A.                      I did not.

Q.                      Did you talk to that analyst?

A.                      I did not.

Q.                      Why not?

A.                      It’s standard practice for us not to — not to cross the wall into research. Furthermore, he had dropped coverage of the company. It’s — it’s just not something that we would do.

Q.                      In connection with the assignment of Jefferies —

A.                      It’s an entirely different department, our research department.

Q.                      In connection with its assignment, did Jefferies review analyst reports of any other companies?

A.                      Yes. Because we’re not privy to projections for comparables, for instance, we — we use — and it’s Wall Street standard to use — projections that are — that are in the research community.

Q.                      If you could turn to JX-1204, please.

A.                      1204?

Q.                      1204, yes.

A.                      Right.

Q.                      Could you identify this document?

A.                      Yes. This is a presentation we delivered to the special committee on July 29th.

Q.                      If you could turn to page 14 of the analysis.

A.                      Okay.

Q.                      Could you describe to the Court what’s — what’s depicted on this page and walk us through the analysis briefly?

A.                      Sure. This is what we call a football field. And this really is a distillation of all the valuation techniques and metrics that we’ve used to — to assess a valuation of — of iBasis.

At the top left corner of the page you’ll see the comparable company analysis. That’s based on a — a group of public companies that — that we deem to be comparable. And there are three different metrics of — of valuation that we looked at under that: multiple of revenue, gross profit, EBITDA. I think you heard that from Dr. King.

Comparable transactions are transactions — M and A transactions for — for companies generally similar.

And then we had two different premium analyses here. We had premiums relating to telecommunications companies and we had minority squeeze-out premiums in a more general sense.

Last but not least on the page is the discounted cash flow analysis.

Q.                      Did Jefferies weight any of these analyses?

A.                      We do not. We — we look at — we look at all the analyses. We look at the page in its totality. We think they’re all — we think they’re all relevant in — in some respect, and so there’s no weighting.

Q.                      Did you rely on any analyses more heavily than others?

A.                      No.

Q.                      I just want to ask you a couple specific questions about some of these metrics.

Focusing first on the comparable company analysis —

A.                      Uh-huh.

Q.                      — how did the multiples that you applied to iBasis compare to the trading multiples that were exhibited by the comparable companies?

A.                      Well, there’s — there’s obviously a lot of numbers in this presentation. But — but generally speaking, we have to look at iBasis and place into context its performance, its margins, its growth, et cetera, relative to the comps. And — and then we, using our judgment, we apply a range. And in this case I think they — the range reflected those various metrics of iBasis. So it was at the lower end of the ranges that we observed.

Q.                      Did you apply the lower end of the range of multiples?

A.                      We did.

Q.                      Why is that?

A.                      We thought — we thought it was consistent with the company’s performance.

Q.                      With iBasis’ performance.

A.                      Yes.

Q.                      If you look at the premiums analysis, both the telecommunications premium and the minority squeeze-out premium, you looked at premium to one day trading prior to announcement and premiums 20 trading days prior to the announcement. Do you see that?

A.                      Yes.

Q.                      Why did you pick those two days?

A.                      They’re really just industry convention. One day prior to the announcement, obviously you don’t want any noise in the stock; and that’s why you go back 20 days as well.

Q.                      Is there any reason you picked 20 as opposed to 30 or 45?

A.                      We — we consider it to be industry standard. And — and I would say we didn’t observe any meaningful difference between the two.

Q.                      Looking at the DCF, you have two ranges there. What are the differences between the two ranges?

A.                      The difference are really the discount rate range that we applied. And we observed in our weighted average cost of capital calculation that iBasis’ beta was substantially higher than the beta of the — of the comparables.

And so what we did was, we — we did a comparables analysis to come up with a weighted average cost of capital based on a beta derived from the comps, and we also use the weighted average cost of capital as calculated using iBasis’ actual beta. And — we thought it — we thought it important to show both of those to the — to the committee.

Q.                      What conclusions did Jefferies draw based on this analysis?

A.                      The conclusion we reached based on this analysis that — was that the offer at $1.55 was inadequate. And we advised the committee of such view and offered to render a formal opinion to that effect.

Q.                      Did, in fact, Jefferies render a formal opinion?

A.                      We did.

Q.                      What was the opinion that Jefferies rendered?

A.                      That the offer was inadequate.

Q.                      There came a time in October when KPN raised its offering price to 2.25 per share; correct?

A.                      Yes.

Q.                      After KPN raised its offer, did

Jefferies do any additional analysis?

A.                      Yes, we did. We — we updated our analysis to reflect latest market prices, to reflect another quarter of earnings that were in the public domain, to reflect the latest available data with respect to any research. So we went about refreshing and updating our analysis.

Q.                      Why did Jefferies feel the need to do additional analysis instead of relying on the work it had done before?

A.                      Well, it would have been an apples-and-oranges comparison. I mean, with — with the passage of time a lot of things change. Stock prices change. We picked up another quarter of earnings in 2009 from the first analysis because the companies had reported their second-quarter earnings by then. So those were factored into the latest 12-months analyses. And we — we updated any of the forward-looking numbers reflective of any changes in the research community.

Q.                      Did you notice any trends in the numbers that you observed in the comparable companies?

A.                      Yes, yes, we did. I think, as many people know, the stock market has performed reasonably well. In particular, it performed well in August. So — so a lot of stock prices went up.

With respect to the comps that we looked at, if I remember correctly, you know, about 70 percent of them had multiple expansion over the course of that period.

Q.                      Did you observe any differences in the numbers that you had looked at for iBasis?

A.                      When you say “the numbers for iBasis,” are you referring to the — the multiple ranges that we selected or . . .

Q.                      Did you have any additional information about iBasis’ performance in October that you didn’t have in July?

A.                      Yes, we did, we did. We had — we had the company’s third-quarter numbers, which — which gave us, you know, insight as to how the company was performing relative to plan for 2009, given that they’d had three quarters under their belt.

Q.                      Did you notice any trends in iBasis’ performance?

A.                      Well, we — we noted and — and in — in our second presentation to the special committee, as I think was referenced earlier this afternoon, we noted that — that the company was, in fact, ahead of plan; and — and, in fact, when you figured out the — the difference that the company would have to achieve in the fourth quarter to achieve plan, it would be lower than what the fourth-quarter budget was — was.

Q.                      Could you turn to Joint Exhibit 1299, please.

A.                      Yes.

Q.                      Can you identify this document?

A.                      Yes. This is — this is the — this is the presentation we took the special committee through on October 13th with respect to the increased offer price from — from KPN.

Q.                      If you turn to page 15 of the document, please.

A.                      Yes.

Q.                      This is similar to the page that we looked at on the July 29th presentation. In connection with preparing this October 13 presentation, did Jefferies perform any different types of analysis?

A.                      No. They were the same analyses.

Q.                      Did Jefferies weight any of these analyses performed in the October 13th presentation?

A.                      No, we did not.

Q.                      What conclusions did Jefferies draw based on this analysis?

A.                      Based on this analysis, we reached — we reached the same conclusion, that the proposed offer was — was — was inadequate.

Q.                      Did you render such an opinion to the special committee?

A.                      We did.

Q.                      Again, we’ve heard a lot today about the five-year plan and the projections. Obviously there are a number of different valuation metrics on this page. Are all of these valuation metrics dependent on five-year projections?

A.                      No, they’re not.

Q.                      Which ones are not?

A.                      Well, there are elements of the public company comparables that are not the latest 12 months.

And I would point out that while the 2009 projections are — are used in the comparable company analysis for iBasis, we — we know what three quarters of that year is. So to call that a projection, you know, based on one quarter versus three quarters actual, I think we have pretty good visibility on that.

So with respect to the public comparables, certainly one is an actual based on latest 12 months. The second is based on three quarters of the year. The third is based on the 2010 numbers. Comparable company transactions relied on latest 12 months numbers. The premiums are obviously related to stock prices.

Q.                      We heard during Dr. King’s testimony that at the October 13 meeting the special committee asked Jefferies to perform an additional sensitivity analysis; do you recall that?

A.                      Yes. They — the word came back to us after the committee went into executive session; but they did ask us to do a — to do — to analyze another case on the DCF, which we did.

Q.                      If you could take a look at Joint Exhibit 1301, please.

MR. DiCAMILLO: And if you could go to the next — yes.

A.                      Right.

Q.                      Is this the additional analysis that Jefferies performed?

A.                      Yes, it is.

Q.                      And if you could flip to the next page.

A.                      When you say “the next page,” the page you have there?

Q.                      Yes.

A.                      Yes.

Q.                      Could you describe what Jefferies did?

A.                      Yes. We were instructed through Gibson Dunn to — to run a scenario where 20 percent of the gross profit dollars were — were deducted from the — from the life of the projections. And so it was a direct deduction from EBITDA, which, if memory serves me right, was about a 40 percent whack to the 2014 EBITDA. When I say “whack,” not a weighted average cost of capital, but a slice.

Q.                      W-h-a-c-k, whack.

A.                      Yeah, w-a-c-k, I believe.

Q.                      What were the results of this analysis?

A.                      Well, the results are — the results are presented here in the two tables. I mentioned before why we have two different discount ranges, discount rate ranges. At the higher discount rate range — this resulted at the low at 3.32 and at the high 4.32; and then at the higher — I’m sorry; at the lower — at the lower discount range, you know, just a shade less than 5 bucks and up to 7.80.

Q.                      Mr. Huwiler, could you turn to JX-1225, please. And if you could flip to a few pages to the presentation that is attached to this 8-K.

A.                      Yep.

Q.                      Would you identify this document?

A.                      Yes. This is — this is a document that iBasis released to its shareholders to provide some perspective on the initial offer from KPN.

Q.                      This was done after the 1.55 per-share offer; correct?

A.                      Correct.

Q.                      Was Jefferies involved in the preparation of this document?

A.                      Yes, we were.

Q.                      Were you personally involved in the preparation of this document?

A.                      I was involved in reviewing it and providing any thoughts or comments I might have.

Q.                      Could you turn to page 21 of the presentation?

A.                      Yes.

Q.                      Could you walk us through this chart?

A.                      Page 21?

Q.                      Yes.

A.                      Page 21 graphically depicts the EBITDA associated with a whole series of projections for iBasis. The — the top line on the page is the management case. There are several other lines on this — on this page that all come from KPN and the projections that were discussed earlier today, the outsourcing case, the year-end expectation case, the outperformed case, the market-performed case, and the underperformed case; and then there’s a line in between the bottom two which — which depicts the — the projections that I believe were used by Morgan Stanley’s advisors in their analytics.

Q.                      What conclusions did Jefferies draw from this chart?

A.                      Well, this didn’t factor into any of our analytics in the work that we did. We thought it was quite interesting, however, that KPN had these projections. I thought it was interesting that there was a year-end expectation case, which, you know, I would — I would look at as somebody’s base case if they just stuck it in front of me.

And, however, I found it interesting that four out of the five cases were — were higher in EBITDA than those numbers used by KPN’s advisor.

Q.                      If you could turn to page 23 of the presentation.

A.                      Right.

Q.                      Was Jefferies involved in the preparation of this page?

A.                      Yes, we were. We performed discounted cash flow analyses of — of these various — of these various projections, each of the cases. And the results are on the page here. Again, a lot of numbers, but, you know —

Q.                      What conclusions did Jefferies draw from the information on this chart?

A.                      Well, again, this didn’t factor into our presentation to the special committee that we’ve already referred to. But when you look at these, the lowest number on the page results from the underperformance case, which appears to be at odds with some of the verbiage associated with these cases. And when you get to the market performance case, really, if you round off 2.96 to 3 bucks, they’re all 3 bucks or north of there.

Q.                      Thank you, Mr. Huwiler. I have no further questions.

A.                      Okay.

BY THE COURT:

Q.                      So what you’re saying is, in your judgment this isn’t one of your closer assignments?

A.                      Excuse me?

Q.                      This hasn’t gotten to be one of the more close assignments you’ve dealt with over the years?

A.                      When you say “close,” I’m not —

Q.                      I mean, realizing that, particularly with bankers, fairness is a range and no one can ever tell the weight of anything.

A.                      I see what you’re saying.

Q.                      You haven’t really felt a tug in your gut of uncertainty yet?

A.                      I have not. This, in my opinion, was not close —

Q.                      Even the revised offer is nowhere near.

A.                      No. And — and, look, a little context. As I think we’ve heard before, when — when the initial offer was launched, this company was trading at 1.2 times EBITDA. This is a profitable company. It’s hitting this plan this year. It’s going to do 44 million of EBITDA. And no, it wasn’t a tough call.

MR. EVEN: Your Honor, we have some books we would like to distribute.

CROSS-EXAMINATION

BY MR. EVEN:

Q.                      Good afternoon, Mr. Huwiler.

KPN’s offer of $2.25 reflects a premium of more than 73 percent over the undisturbed price of iBasis shares before the tender offer was announced; is that correct?

A.                      Yes, it is.

Q.                      Now, as part of your analysis, your team identified and reviewed premiums paid in 29 telecommunications transactions that closed after January 1, 2005; is that correct?

A.                      That’s my recollection.

Q.                      And the transactions that you had identified as part of your telecommunications — telecommunications transactions involved the acquisitions of a controlling stake in the target; is that correct?

J. Huwiler - Cross

A.                      That’s correct.

Q.                      And, therefore, these 29 deals involved a controlling premium; is that correct?

A.                      That’s correct.

Q.                      Now, if we can bring up JX-1299, page 21. And you see that even though these deals reflect a control in premium, the median premium that was paid in them was 23.3 percent; is that correct?

A.                      That’s correct.

Q.                      And that’s about one-third of the premium offered by KPN; is that correct? Less than that.

A.                      Give or take.

Q.                      Sir? It is less than the 73 percent offered by KPN; is that correct?

A.                      23 percent is less than 75 percent.

Q.                      It is less than one-third of 73 percent; is that correct?

A.                      Well, I — I can do the math in my head, I suppose. But yeah, that sounds right.

Q.                      And the 75th percentile that you had identified is a premium of 36.7 percent; is that correct?

A.                      That’s right.

Q.                      And that’s still about one-half of the premium offered by KPN; is that correct?

A.                      That is correct.

Q.                      And, in fact, if you look at the entire — this page in whole, KPN’s 2.25 offer reflects a premium that is higher than the premium paid in 27 out of the 29 telecommunications deals that you had identified; is that right?

A.                      That is correct.

Q.                      And your team also looked at the premium paid in 28 minority buyout transactions?

A.                      That’s correct.

Q.                      And if we turn to page 23 of your presentation, here the median that you calculated comes out to 33.4 percent; is that correct?

A.                      That’s right. In a noncontrol situation.

Q.                      And KPN’s 2.25 offer here reflects a premium that is higher than the premium paid in 21 out of the 28 squeeze-out deals; is that correct?

A.                      Yes, it is.

Q.                      And so if we look at Demonstrative-11, please, altogether —

A.                      Is that in my book here? Is that —

Q.                      Demonstrative-11, it is in your book.

THE COURT: It’s at the back. The demonstratives —

THE WITNESS: Okay. Sorry.

BY MR. EVEN:

Q.                      It’s also on the screen.

A.                      Give me two seconds. It’s a little fuzzy on the screen.

Okay. I’m with you now.

Q.                      And can you see this lays out the 57 deals that you had identified altogether, and this shows that across the sizes and deal structures and industries that you had identified deals in, the KPN offer of 2.25 represents a premium that is higher than 48 of the deals that you had identified; is that correct?

A.                      Yeah, that’s correct. I — I think it — I think it very — I think it very acutely also brings to bear, you know, the — the — the starting price is — is quite relevant in these analyses, as I mentioned to Your Honor.

Q.                      Is it true that this is higher than 48 of the 57 deals that you had identified, sir?

A.                      Oh, yeah, yeah.

Q.                      Now, you’ve mentioned in your direct that you have also done a comparable company analysis; is that correct?

A.                      That’s correct.

Q.                      And for that analysis you had identified 10 companies as comparables; is that correct?

A.                      That’s — that’s my recollection, yeah.

Q.                      And the validity of that analysis depends basically on whether these companies that you have identified and selected are, indeed, comparable to iBasis; is that correct?

A.                      That’s right.

Q.                      And during your deposition, I believe, you identified at least three out of 10 comparables. And I believe these were Global Crossing, Rostelecom, and COLT as companies that own significant telecommunications network infrastructure; is that correct?

A.                      Yes, they — they have fiber.

Q.                      And iBasis does not have such a network infrastructure; is that correct?

A.                      That is true.

Q.                      And during your deposition you also identified two companies, 8X8 and Vonage as companies that, as far as you know, do not engage in any wholesale of telecommunications services; is that correct?

A.                      They are more of a — they are more retail, yes.

Q.                      Turning to page 15 of JX-1299 —

A.                      Let me make sure I’m on the right —1299?

Q.                      If we can focus on the October 13 presentation.

A.                      Right.

Q.                      And if we can focus on the comparable company analyses.

A.                      Yes.

Q.                      We see that here you identify what you call relevant multiples for each metric; is that correct?

A.                      Yes, that is correct.

Q.                      And so, for example, if we look at revenue over the last 12 months, which you call LTM, you identify the range of relevant multiples of between 0.2 and 0.6; is that correct?

A.                      Yes, it is.

Q.                      And then you apply this range to iBasis revenue, and you come up with an implied price range, in this case between 3.64 and 9.60; is that correct?

A.                      Yes, it is.

Q.                      Now, the relative multiple ranges — and I believe you touched briefly on your direct — do not reflect a mechanical calculation but are based on an exercise of discretion on your part; is that correct?

A.                      That is correct.

Q.                      And, therefore, there is no way for us to reverse-engineer the ranges from the data in the presentation; is that correct?

A.                      That’s correct.

Q.                      And as part of this exercise of discretion, you identify relevant ranges that are narrower than the actual spectrum of ranges of multiples at which the comparable companies are traded; is that correct?

A.                      Yeah, that — that is correct. If — if we used a range that — that was reflective of — of — of — of the broad range, in particular at the high end, the numbers would have been far to the right.

Q.                      So there are companies in the comparable sample that trade at a multiple that is outside the relevant ranges that you had identified; is that correct?

A.                      Yes.

Q.                      And so, for example, if we look at Demonstrative-24, which you have in your book or you can look at it on the screen —

A.                      Right.

Q.                      — we can see that for LTM revenue multiples, you have Vonage and COLT within the range. You have IDT and Arbinet below the range, and you have Global and onwards to the right above the range; is that correct?

A.                      That’s correct.

Q.                      Now, let’s look for a second at Demonstrative-12 that compares your July and October comparable companies analysis.

A.                      Okay. Bear with me a moment.

Okay.

Q.                      So let’s start with the July analysis, which is at the top of the page. And as we can see,

the top part of the demonstrative, in July, 2.25 was inside all nine implied price ranges that you identified the comparable company analysis; is that correct?

A.                      I see the line you’ve applied, yes. And it is inside those.

Q.                      You also see the prices that you have implied, and 2.25 is higher than the bottom part; is that correct?

A.                      The bottom part? You mean the bottom part of the ranges?

Q.                      Exactly.

A.                      Yeah. Yeah, as applied to the July 29 analysis.

Q.                      Exactly.

A.                      There was no 2.25 offer on July 29.

Q.                      Now, if we turn to the bottom part, after you updated your analysis in October, we see that the ranges all moved to the right, meaning the implied price moved up.

A.                      Yes.

Q.                      And we also see that that put 2.25 out of six of the implied price ranges that you had identified; is that correct?

A.                      Yes, that’s correct.

Q.                      And so if we compare this for a second — let’s stick with LTM revenue — we can see that the minimum implied price went up from $2.09 in July and all the way up to 3.64 in October; is that correct?

A.                      That is correct.

Q.                      And that is an increase of almost 75 percent in the minimum implied price; is that correct?

A.                      It’s an increase — you know, mathematically I’m assuming that — that you’ve done that correctly; but it’s an increase which reflects the expansion in the multiples of the comparables and — and the attendant changes in price and earnings and everything else.

Q.                      Okay. So let’s talk about that for a second. The market certainly has not gone up 75 percent in that time frame; is that correct?

A.                      That is correct.

Q.                      And now you said that part of the move is because — I believe in your direct, because you now had three months of additional data about iBasis; is that correct?

A.                      I would say it differently. I would say that since the first analysis to the second analysis, we had the release of second-quarter numbers. So our first LTM was through the first quarter this year. The second was reflective of numbers through the second quarter of the year; and there’s a lot of different variables that go into this, including the release of those numbers and including where those companies are trading from a stock price perspective.

Q.                      I see. So let’s look at that for a second. You see the number at the top for LTM revenues, it’s 1,134.6 million; is that correct?

A.                      Yes.

Q.                      The iBasis revenue that you have applied your range to.

A.                      Yes, that’s right.

Q.                      And the number at the bottom is the exact same number; isn’t that correct?

A.                      Yes, it is.

Q.                      So that number has not moved up by 75 percent or at all; is that correct?

A.                      That’s correct.

Q.                      And, in fact, if you go across these

lines, you’ll see that none of the numbers for iBasis that you said you added new data during the three months, none of these prices have — none of these metrics have moved.

A.                      Right. I’m referring to the — to the comps where the second-quarter numbers had been released in between this time period.

Q.                      I see. But for iBasis, nothing has moved; is that correct?

A.                      Well, the numbers hadn’t changed. Same numbers.

Q.                      And because there is no way for us to reverse-engineer this increase in price, basically there is nothing in your presentation that will explain to us what exactly caused the 75 percent increase in the minimum implied price based on LTM revenue; correct?

A.                      I would say it a little differently. We didn’t reduce it to a percentage increase. This is — this is the valuation that fell out of updating the analysis to reflect where these companies were trading, the expansion of multiples for approximately 70 percent of the companies we looked at. And that’s what — that’s — that’s what gets reflected in this analysis.

Q.                      Sir, there is nothing in the presentation that I can take as a number and understand from it whether 75 percent is the correct tick increase up from July to October; is that —

A.                      Not when you put it in terms like that, no.

Q.                      Now, in your deposition you agreed with me, did you not, that a company with a significantly lower profit margin would generally trade at a lower revenue multiple than a company with a higher profit margin; is that correct?

A.                      I’m not sure I conceded that. I think there are a number of factors that go into it, including growth rates, and whatnot. And you have to — you have to look at all this sort of stuff.

Q.                      You don’t remember you agreed with me about that particular point, that when you have a company with a significantly lower profit margin, it would generally trade at a lower revenue multiple than a company with a higher profit margin?

A.                      Generally it might, but, again, there are other factors that affect where companies trade on a multiples basis. Profitability is one of those.

Q.                      Now, iBasis, as a wholesaler, is a low-margin company; is that correct?

A.                      Yes, it is.

Q.                      So now let’s look at Demonstrative-23 for a second. Now, this demonstrative, again, focuses on LTM revenue. And in the left chart we see that iBasis’ margin for the last 12 months was 11.1 percent; is that correct?

A.                      Yes.

Q.                      See that?

A.                      Yes, I do.

Q.                      And the comparables you had identified had an average growth margin nearly four times that, at nearly 40 percent; do you see that?

A.                      I see the average there, yes.

Q.                      Now, do you also see that the two companies with the profit margin that is closest to the 11.1 percent that iBasis has are Arbinet at 5.6 and IDT with 23.6?

A.                      Yes.

Q.                      And do you see these two companies also trade at the lowest margin?

A.                      I see they trade at the lowest multiple.

Q.                      At the lowest multiple, I’m sorry. Do you see that?

A.                      I do, yeah.

Q.                      And if we turn to the chart of multiples and apply the range that you had identified to it, 0.2 to 0.6, we see that this range is above all the three lowest growth margin companies, Arbinet, IDT, and iBasis; is that correct?

A.                      Yeah. The bottom end of the range is above — it’s certainly above IDT at zero. It certainly is above Arbinet at 0.1; but, of course, as you just pointed out to me, our gross margin is almost double Arbinet’s. So I do see that, yes.

Q.                      And the iBasis growth margin is almost half of that of IDT; is that correct?

A.                      Yep.

Q.                      And there is nothing in your October presentation that can explain to us specifically why the relevant multiples that you selected are selected in such a way that Vonage and COLT, for instance, are inside them, whereas iBasis, Arbinet, and IDT, the lowest margin companies, are outside of them; is that correct?

A.                      There’s nothing that explains per se

how we — how we came up with the multiples; but, you know, it is — it is — it is by placing these companies into context relative to iBasis.

And I would note that at 0.2 at the bottom end of our scale, it’s — it’s — it’s lower than what? — one, two, three, four, five, six, seven, eight — eight of eleven companies.

So I think the point that we made to the special committee and I’ve made in deposition and here is, we didn’t — we didn’t value iBasis like a high-margin company. We valued it, we believe, appropriately for a company with its profit and growth characteristics. And that’s clearly at the left end of the multiple scale.

Q.                      Sir, all I asked is whether in the presentation there is anything that can explain to us why the three lowest margin companies are out of the range that you had selected, whereas Vonage and COLT have a much higher growth margin are the ones that are inside that range.

A.                      When you say “the three lowest margin companies” —

Q.                      The three lowest margin companies —

A.                      So that would be Arbinet —

Q.                      — Arbinet, iBasis —

A.                      — IDT, and Global.

Q.                      — and Global.

A.                      IBasis is not a comp for itself. So I see Global at .9. That’s the third lowest margin.

Q.                      Sir, is Arbinet, IDT, and iBasis below the range?

A.                      Yeah.

Q.                      And there’s nothing in the presentation that will exactly explain to me why that range is?

A.                      That’s correct.

Q.                      Thank you.

Let’s turn back to Demonstrative-12. Turning to the multiples by gross profit, the 2.25 offer is within the implied price ranges you had identified even after these were moved to the right in October; is that correct?

A.                      They overlap with the low end of — of that metric, yes.

Q.                      And turning to the ranges for multiples by EBITDA, the new ranges that you identify in October imply a minimum price that is slightly higher than the 2.25; is that correct?

A.                      Yes.

Q.                      And if we look at Demonstrative-25, we see the KPN’s offer at 2.25 implies an LTM EBITDA multiple for iBasis of 3.2, which is actually higher than the LTM EBITDA multiple of two of the other companies that you had identified as comparable, as both COLT and IDT; is that correct?

A.                      If — if that’s what the 3.2 represents, then your statement is correct.

Q.                      And, again, there is nothing in your presentation that would explain why the relevant multiples you selected in comparison in this scenario, Vonage, Global, and Citic, but not COLT and IDT; is that correct?

A.                      I’m sorry. Would you say that again?

Q.                      There is nothing in your presentation that would explain to me why the relevant multiples that you had identified, 3.5 to 7, are around the range of Vonage, Global, and Citic but not around the range of IDT and COLT, for instance.

A.                      There’s nothing that — that specifically addresses that question as you’ve phrased it.

Q.                      Turning back to page 15 of JX-1299, if

we —

A.                      Sorry. Would you direct me to the page again, please?

Q.                      Page 15.

A.                      Yes.

Q.                      Turning to the comparable transaction analysis —

A.                      Yes.

Q.                      — with respect to these transactions, you identified five such transactions; is that correct?

A.                      That’s right.

Q.                      And these transactions also implicate a control premium; is that correct?

A.                      That is correct.

Q.                      And all the transactions that you had identified predate the collapse of Lehman; is that correct?

A.                      That is correct.

Q.                      Turning to DCF —

THE COURT: Is that surprising?  (Laughter)

MR. EVEN: Well, that is not the case in all these metrics; but . . .

BY MR. EVEN:

Q.                      Let’s turn to DCF.

THE COURT: Transactions — it’s not — so there are a lot of transactions after Lehman?

MR. EVEN: They’re in the —

THE COURT: Or just ordinary trading multiples?

MR. EVEN: Well, Your Honor, I believe that in the premium analysis actually there were even transactions between July and October.

BY MR. EVEN:

Q.                      Turning to the DCF — and I believe you touched upon that in your direct — all the future cash flows you assumed for this analysis are based entirely on iBasis — iBasis management’s five-year plan; is that correct?

A.                      That is correct.

Q.                      And you knew that the people who were developing the five-year plan, Mr. Gneezy and Mr. Tennant, et cetera, viewed KPN’s initial offer as a low-ball offer; correct?

A.                      Yeah, they and the shareholders and a whole lot of other people.

Q.                      And Jefferies itself did not have any role in devising the five-year plan; is that correct?

A.                      That’s correct.

Q.                      And you also had no role in devising the assumptions that went into the five-year plan; is that correct?

A.                      That’s correct.

Q.                      And as your opinion letter states —

MR. EVEN: If we can bring up Demonstrative-10.

Q.                      — Jefferies did not independently investigate or verify management’s assumptions or forward projections in the plan; is that correct?

A.                      That is correct.

Q.                      And accordingly, Jefferies does not vouch for or opine upon the reasonableness of the plan or its underlying assumptions; is that correct?

A.                      That is correct.

Q.                      And, in fact, as Mr. King, I believe, mentioned during — the special committee had asked you specifically to walk them through management’s five-year plan, and you declined to do so; is that correct?

A.                      That’s correct.

Q.        And you are not aware of any changes made in the plan as a result of any questioning or push-back from Jefferies; is that correct?

A.       I don’t believe there were any changes made.

Q.        And you took the plan numbers as-is; correct? You had not changed any of the numbers in the plan when you applied them in your DCF.

A.       That’s — that’s right. We had an opportunity to ask our questions, and we believe that management of — is — is the best qualified to come up with their plan, not us.

Q.        Now, you mentioned in your direct that you were aware that an iBasis research analyst was covering iBasis for several years prior to February — up to February 2009; is that correct?

A.       Can you say that again?

MR. DiCAMILLO: Objection. He said an iBasis research analyst.

MR. EVEN: I’m sorry. I’ll repeat. I apologize.

BY MR. EVEN:

Q.        I believe you stated in your direct that you were aware that up to February 2009 a

Jefferies analyst was covering iBasis; is that correct?

A.       Yes.

Q.        And you were also aware that in February 2009 Jefferies released a report forecasting little or no growth for iBasis in setting a target price for iBasis shares of $1.25; is that correct?

A.       I would say it slightly differently. I have become aware of that, but — but, you know, I don’t think I was aware at the time.

Q.        Well, didn’t you in your very first — or didn’t Jefferies in the very first presentation it sent to iBasis actually utilize the data from the Jefferies analyst?

A.       I don’t recall.

MR. EVEN: Can we bring up JX-131, page 20?

Q.        You see that — this is the July 13th presentation that was prepared.

MR. EVEN: If we can just highlight the footnote.

A.       Yes, I see that.

Q.        And you see the footnote says that the numbers are based Jefferies’ research dated

February 6, 2009?

A.       Yeah. So I see that this is — this is some sort of material that I believe we — we sent to the special committee really as a prequalification to — to get our hat in the ring. And I’m working off the assumption that the team, you know, obviously had no inside numbers. So they used those.

Q.        Okay. So let’s look for a second at Demonstrative-9. And if you can see in Demonstrative-9, it summarizes what your own company had to say about iBasis management’s ability to give credible guidance to the market.

A.       I would —

Q.        See that?

A.       I would rephrase that. It reflects what a research analyst in our research department had to say while he was covering the stock.

Q.        And do you see that the research analyst from your company said that visibility is an issue throughout four quarters straight throughout 2008 and beginning of 2009?

A.       Yeah. And I would say I don’t view that as particularly revelationary given the environment that every company on the globe was operating in in 2008.

Q.        And do you see that in January — January 27 that same analyst from Jefferies said he has little confidence in forward projections?

A.       I see that.

Q.        And yet when you performed your analyses and you relied on management’s plan, you dismissed the entire two years of Jefferies’ coverage of iBasis, deeming it completely irrelevant to your work; is that correct?

A.       I used that word “irrelevant” in my deposition with you, that’s correct.

Q.        And I believe you also say that you didn’t care whether it was his work, his commentary, his opinion, everything he had done was simply not pertinent to your work; is that correct?

A.       His work is not relevant to my work. He’s in a different department. He stopped coverage of this company in February. It has nothing to do with what I do as a banker.

Q.        Now, when you analyzed the — performed your analysis of iBasis, you were aware also that Ernst & Young performed an impairment analysis of iBasis in early 2009; is that correct?

A.       You know, I don’t know — I don’t know whether I recall that or not. Again, it’s a third party. I don’t know.

Q.        You were not aware of that?

A.       I don’t recall.

Q.        And you also did not give any weight to the $1.75 offer that was made by Silver Lake in your analysis; is that correct?

A.       No, no.

Q.        And talking about a price of 1.75, I believe in your direct testimony you testified that your initial offer included a success fee that was $3 — or $2; is that what you said?

A.       We had a dialogue with the special committee about an incentive-based fee that had a break point of $2, yes.

Q.        And do you recall that your initial plan — initial proposal was actually for a success fee that would have a breakup point at around 1.70 or 1.75?

A.       I think we discussed that internally. I don’t think we ever proposed that to the company. That — that’s my recollection.

MR. EVEN: Can you bring up Huwiler

70, 14 to 24?

MR. DiCAMILLO: Your Honor, can I ask what page we’re on?

MR. EVEN: We’re looking at Huwiler page 70, lines 14 to 24.

MR. DiCAMILLO: Thank you.

BY MR. EVEN:

Q.        And you see that here you say that you don’t remember specifically. That’s on line 22. You don’t remember —

A.       Yeah. Yes, I see.

Q.        — specifically if it was 1.70 or 1.75.

A.       I said “Something in that neighborhood.”

Q.        And so when you just set out on this mission, you thought that 1.75 was success, it triggered the success fee.

A.       No, that’s not how I would put it. That’s — if there was — first of all, we have no incentive structure here. So this seems like an academic argument. But a — an incentive element to a base fee was proposed, as you say, 1.75, $2, something in that ZIP code.

Q.        You don’t recall talking about a success fee, sir?

A.       No. I recall talking about it as an incentive fee.

THE COURT: Okay. We’re going to pause there. See everybody tomorrow morning.

(Court adjourned at 5 p.m.)

INDEX

PLAINTIFF’S/COUNTERCLAIM DEFENDANTS’ CASE:

Witness	Direct	Cross	Redr.	Recr.

Ofer Gneezy	4	62	108	—

Paul Floyd	114	142	—	—

William Frank King	164	201	240	—

John Huwiler	242	270	—	—

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE  iBASIS, INC.,

Plaintiff,	:
:
v	:
:
KONINKLIJKE KPN N.V., KPN B.V., CELTIC IC, INC., EELCO	:
BLOK, JOOST FARWERCK, AD SCHEEPBOUWER, STAN	:
MILLER, BAPTIEST COOPMANS, A.H.J. RISSEEUW, M.	:
BISCHOFF, C.M. COLIJN-HOOIJMANS, D.I. JAGER, M.E. VAN,	:
LIER LELS, J.B.M. STREPPEL, R.J. ROUTS, D.J. HAANK, W.T.J.	:
HAGEMAN, M.E. HOEKSTRA, and M.N.A.J. VOGT,	:
:
Defendants.	:
	X	Civil Action

KPN B.V. and KONINKLIJKE KPN N.V.,	:	No. 4774-VCS
:
Counterclaim Plaintiffs,	:
:
v	:
:
iBASIS, INC., ROBERT H. BRUMLEY,	:
CHARLES N. CORFIELD, OFER GNEEZY, W. FRANK KING, and GORDON J.	:
VANDERBRUG,	:
:
Counterclaim Defendants.	:

Chancery Courtroom No. 12B New Castle County Courthouse 500 North King Street Wilmington, Delaware Thursday, October 29, 2009 9:07 a.m.

BEFORE: HON. LEO E. STRINE, JR., Vice Chancellor.

UNREDACTED TRIAL TRANSCRIPT - VOLUME II

CHANCERY COURT REPORTERS
New Castle County Courthouse
500 North King Street - Suite 11400
Wilmington, Delaware 19801-3768
(302) 255-0524

APPEARANCES:

RAYMOND J. DiCAMILLO, ESQ.
MARGOT F. ALICKS, ESQ.
Richards, Layton & Finger, P.A.

-and-

ADAM H. OFFENHARTZ, ESQ.
DAVID J. KERSTEIN, ESQ.
J. ROSS WALLIN, ESQ.
JAMES HALLOWELL, ESQ.
NANCY HART, ESQ.
of the New York Bar
Gibson, Dunn & Crutcher LLP

-and-

KURT M. HEYMAN, ESQ.
Proctor Heyman LLP

for Plaintiff/Counterclaim Defendant and
Counterclaim Defendants

DAVID J. TEKLITS, ESQ.
JAY N. MOFFITT, ESQ.
Morris, Nichols, Arsht & Tunnell LLP

-and-

JULIE A. NORTH, ESQ.
DARIN P. McATEE, ESQ.
DOUGLAS D. BROADWATER, ESQ.
YONATAN EVEN, ESQ.
JEFFREY G. PAIK, ESQ.
MISTY L. ARCHAMBAULT, ESQ.
PAMELA J. PAPISH, ESQ.
WILLIAM B. BRADY, ESQ.
of the New York Bar
Cravath, Swaine & Moore LLP

for Defendants and Counterclaim Plaintiffs

ALSO PRESENT:

ELEONORE A. SPECKENS
EuroNet Language Services
Dutch Translator

CHANCERY COURT REPORTERS

THE COURT: Good morning, Mr. DiCamillo.

MR. DiCAMILLO: Good morning, Your Honor. As we informed Your Honor’s chambers after the close of proceedings yesterday, the parties have agreed that Mr. Huwiler could be excused. So at this time iBasis has no further witnesses to call. Technically our case remains open throughout the remainder of the witnesses, but at this time I will turn it over to Ms. North to call her witnesses.

MS. NORTH: Good morning, Your Honor.

THE COURT: Good morning.

MS. NORTH: Julie North from Cravath, Swaine & Moore, representing KPN.

Your Honor, KPN would like to call Eelco Blok to the witness stand as its first witness.

ELEONORE A. SPECKENS, after having been first duly sworn to translate Dutch to English and English to Dutch.

EELCO BLOK, having been first duly sworn, was examined and testified as follows:

MS. NORTH: Your Honor, Mr. Blok is going to testify in English with a translator here in the event that he needs to have a word or two

E. Blok - Direct

clarified.

THE COURT: Okay.

MS. NORTH: And we’ve also handed to the witness, and Your Honor has a copy as does counsel for iBasis, a copy of exhibits that we will use in Mr. Blok’s direct.

DIRECT EXAMINATION

BY MS. NORTH:

Q.        Good morning, Mr. Blok.

A.       Good morning.

Q.        Just state your name for the record.

A.       Eelco Blok.

Q.        By whom are you employed?

A.       KPN.

Q.        And what is your current position at KPN?

A.       I’m a member of the board of management of KPN, responsible for the business market, getronics and wholesale operations, and I’m chairing the Dutch Telco board.

Q.        How long have you been employed at KPN?

A.       26 years.

Q.        What is your educational background?

A.       I have a Bachelor in economics and a Master in management.

Q.        And where did you get your Bachelor’s degree?

A.       Bachelor degree in Rotterdam.

Q.        And where did you get your Master’s degree?

A.       Master’s degree on the Institute of Technology in Delft.

Q.        Turn now, Mr. Blok, to the transaction that KPN and iBasis entered into in October 2007. And I’d like to direct your attention at this time to JX - 20 — JX - 5.

Do you have that in front of you, sir?

A.       Yes.

Q.        What is this?

A.       Share purchase and sale agreement between iBasis and KPN.

Q.        And is this the — is this an agreement that was entered into in connection with the iBasis - KPN transaction?

A.       Yes.

Q.        Were you involved in negotiating the KPN - iBasis transaction?

A.       Yes, I was involved.

Q.        And how were you involved?

A.       I was — I was involved in the decision - making process and had general discussions with the team that did the negotiations between KPN and iBasis.

Q.        Was there a strategic rationale for the transaction with iBasis?

A.       Yes, there was. We thought that iBasis could be instrumental to achieving our goals set in the OIP and back - to - growth strategy.

Q.        Could you briefly outline the terms of the transaction between KPN and iBasis?

A.       Yes. We sold KPN Global Carrier Services to iBasis. We paid $55 million. We got 51 percent of the shares of iBasis, and we got special governance rights.

Q.        And is KPN Global Carrier Services sometimes referred to as KGCS?

A.       Yes.

Q.        And can you describe what the business of KGCS was?

A.       KGCS was, within KPN, responsible for the wholesale voice business on the one hand, dealing with all the international voice traffic for the KPN entities, and on the other hand responsible for the trading business we were in as KPN.

Q.        And what was the total value of consideration that KPN paid for the majority interest as well as the corporate governance rights that it got in connection with the transaction?

A.       A few hundred million.

Q.        Do you know when the transaction closed?

A.       October 2007.

Q.        So going forward, because it’s easier, I’m going to refer to it as the October 2007 transaction, if that’s okay.

Now, I want to talk a bit about the corporate governance rights that — that you mentioned. Can you briefly describe what those rights are?

A.       We had the right to nominate two board directors from the start on. After two years we had to — we have the right to nominate some other board members, and we acquired some special veto rights.

Q.        Are the governance rights that you just referenced set forth in any document?

A.       Yes, they are part of the bylaws.

Q.        If you would, look at JX — 1010, please? Do you have that in front of you, sir?

A.       Yes.

Q.        And do you recognize this document?

A.       Yes.

Q.        What is it?

A.       Bylaws.

Q.        Could you — bylaws for iBasis, sir?

A.       Bylaws for iBasis, yes.

Q.        And would you look at page 6, specifically Section 3.2?

A.       Yes.

Q.        Does that provision contain the rights with respect to nominating directors that you referenced earlier?

A.       Yes, it does.

Q.        And who are the current KPN — nominated directors on the iBasis board?

A.       Joost Farwerck and myself.

Q.        And how long have you and Mr. Farwerck been directors of iBasis?

A.       Since October 2007.

Q.        Turn, if you would now, to page 12 of

JX-1010. I’d like to direct your attention to Section 3.17(b). Do you have that in front of you, sir?

A.       Yes.

Q.        And does this provision contain the veto matters to which you referred earlier?

A.       Yes, it does.

Q.        And could you just briefly describe what this provision provides?

A.       It’s an overview of the — it shows an overview of the subjects that veto matters have; and it’s also stating that for some subjects, approval — unanimous approval is needed from the KPN-nominated directors.

Q.        Mr. Blok, do you have an understanding as to why it was that KPN negotiated for the right to approve certain acts of the iBasis board?

A.       Yes, to — to be able to protect our investment and to — and to be able to fully consolidate financials of iBasis into the financials of KPN.

Q.        And would KPN have entered into the October 2007 transaction without the corporate governance rights that you just described?

A.       No.

Q.        All right. You can put that exhibit away, sir.

Mr. Blok, have you read the complaint that was filed against KPN and you, among others, in this action?

A.       Yes, I did.

Q.        You understand, sir, that among the allegations that iBasis makes is a claim that prior to October 2007 KPN devised a scheme to drive down iBasis’ stock price so that KPN could purchase the outstanding shares cheaper in the future?

A.       Yes.

Q.        To your knowledge, prior to the signing of the share purchase agreement, was there a plan or scheme at KPN to drive down iBasis’ stock price?

A.       No, there wasn’t.

Q.        To your knowledge, was there ever any discussion at any KPN board of management meeting prior to the signing of the SPSA about such a plan or scheme?

A.       No.

Q.        I want to still focus on the complaint that iBasis filed in this action.

Do you understand that iBasis is also alleging that KPN made guarantees with respect to the volume and revenue margins that iBasis would get from the KPN Mobile affiliates?

A.       Yes.

Q.        Did you make any promise to iBasis with respect to the amount of volume of traffic that KPN Mobile affiliates would give to iBasis?

A.       No.

Q.        Did you make any promise to iBasis with respect to the margin that iBasis would make on the traffic that the KPN Mobile affiliates gave to iBasis?

A.       No.

Q.        To your knowledge, did anyone at KPN make any promise with respect to the volume of traffic that the KPN Mobile affiliates would give to iBasis?

A.       No.

Q.        To your knowledge, did anyone at KPN make any promise with respect to the margin that iBasis would make on the traffic that KPN gave to iBasis?

A.       No.

Q.        Did you make any promises regarding

the amount of revenues or EBITDA that KPN’s mobile traffic would generate for iBasis’ business?

A.       No.

Q.        And, to your knowledge, did anybody at KPN make any promise with respect to the revenues or EBITDA that iBasis would generate as a result of KPN’s mobile traffic?

A.       No.

Q.        I want to shift gears and talk about the financial performance of iBasis after the October 2007 transaction closed.

Could you describe briefly how iBasis performed financially after — or during the first year after the October 2007 transaction?

A.       During the first year compared to the acquisition case, iBasis performed disappointing and also to the — compared to the approved plan of 2008, IBasis performed disappointing.

Q.        Are there — or were there particular metrics on which iBasis’ performance was disappointing?

A.       Its revenues and EBITDA.

Q.        Did iBasis provide an explanation for this poor performance?

A.       Yes. It was mainly driven by the economic circumstances that caused a dip in the wholesale minutes and also had a negative impact on the retail calling card business.

Q.        Did iBasis’ decline in financial performance have an impact on KPN during this first year after the October 2007 transaction?

A.       Yes, it had. Because of the decrease in the share price, we had to take an impairment on the iBasis value in Q4 of ‘08.

Q.        And do you recall approximately what the impairment was that KPN took?

A.       Between 60 and 70 million euros.

Q.        Shift gears slightly here but still in the context of iBasis’ financial condition a year after the October 2007 transaction.

In your view, did KPN do anything to help iBasis address its financial condition?

A.       Yes, we did. We — we supported the iBasis management in reducing the costs of iBasis, and we renegotiated our loan agreement with iBasis — with iBasis in 2008.

Q.        And what was the loan agreement that was renegotiated?

A.       It was a loan agreement relating to the working capital loan. We had agreed with iBasis. And we agreed to postpone the repayments of the third and second tranche of the — of the loan.

Q.        And why is it that you agreed to defer repayment of the second and third tranches?

A.       During that period iBasis was renegotiating their credit facility with the Silicon Valley Bank, and one of the requirements of Silicon Valley Bank was a change in the loan agreement with — with KPN. And board of management of KPN accepted the change in the loan agreement between KPN and iBasis, and — on the basis of that, iBasis could renegotiate the credit facility with the Silicon Valley Bank.

Q.        And can you remember around when this was — this renegotiation was occurring?

A.       Q4 ‘08.

Q.        Did iBasis ultimately repay the loan, the KPN loan under revised — the revised schedule?

A.       Yes, they did.

Q.        And do you — can you give us an approximate amount of the loan repayment that was deferred?

A.       Two times $5 million, approximately.

Q.        So together about —

A.       10 —

Q.        — $10 million?

A.       Yes.

Q.        And to your knowledge, was the Silicon Valley Bank loan renegotiated?

A.       Yes.

Q.        Do you have an understanding as to what the Silicon Valley Bank loan or credit facility was used for?

A.       It was used for financing the working capital and for financing the TDC outsourcing transaction.

Q.        And what was the TD outsourcing transaction?

A.       It was a deal that was negotiated with TeleDenmark for outsourcing their — part of their international wholesale — to — to deal with the — a part of the international voice business of TDC.

Q.        Did KPN have any involvement in the TDC deal?

A.       The first talks with TeleDenmark started before we closed the deal with iBasis. So the deal started within KGCS.

Q.        And when did the TDC transaction close?

A.       The end of ‘07, beginning of ‘08.

Q.        And do you know whether there was an up-front payment associated with the TDC transaction?

A.       Yes, there was. An up-front payment of approximately 10 million.

Q.        Okay. I’d like to shift gears now to talk about pricing disputes between KPN and — and iBasis and would like to focus in particular in the fall of 2008.

But before I do that, would you just remind the Court — I know you’re telling the Court for the first time — who the KPN Mobile affiliates are? What are those entities?

A.       KPN Mobile the Netherlands, E-Plus, and Base.

Q.        And do you recall a dispute between E-Plus and iBasis about pricing in or around the end of September of 2008?

A.       Yes, I do.

Q.        And were you involved in discussions concerning that dispute?

A.       Yes, I was involved in that dispute.

Q.        I’d like to walk through the events of that dispute. And — and to do so, I’m going to use Demonstrative Exhibit No. 2, which is a timeline exhibit so we can keep things straight. And I’m going to ask you, as I said, to walk through it.

But would you take a look at it and tell us whether it appears to be accurate to you?

A.       Yes, it does.

Q.        How did you learn about a pricing dispute between iBasis and E-Plus in the fall of 2008?

A.       Through an e-mail that sent — that was sended by Ofer Gneezy to me.

Q.        And do you recall what the e-mail said?

A.       The e-mail — the e-mail said that Ofer Gneezy had heard that E-Plus had made a decision to move away 25 percent of the traffic from iBasis to an alternative service provider.

Q.        And did Mr. Gneezy ask you to do anything?

A.       Yes. He asked me to look into this and try to change the decision of the management of E-Plus.

Q.        Prior to the time that you got this

e-mail from Mr. Gneezy, were you aware of E-Plus’ intention to send 25 percent of its traffic to a competitor?

A.       No.

Q.        After you got the e-mail from Mr. Gneezy, what did you do?

A.       I ask Joost Farwerck to give me some details about the dispute, and I asked Michel van Wissen, who’s the secretary of the board of management of KPN, to put this dispute between E-Plus and iBasis on the agenda of the board of management of the next day. So 25th of September.

Q.        And did the board of management discuss the E-Plus-iBasis pricing issue at is meeting on September 25th?

A.       Yes. We discussed the dispute very briefly. And we decided in that meeting to ask the management of E-Plus not to move away the traffic from iBasis to the alternative service provider, and we decided to discuss the dispute in detail in the next board — board meeting, October 2nd.

Q.        And did you, in fact, discuss the dispute during the October 2nd board of management meeting?

A.       Yes, we discussed the dispute, and we decided to ask the management of E-Plus to ask iBasis for a revised offer.

Q.        Was iBasis informed about the board of management’s decision to ask E-Plus not to move its traffic and that iBasis would be given an opportunity to submit a bill — a bid for the traffic?

A.       Yes. IBasis was informed by both Joost Farwerck and myself.

Q.        And did iBasis, in fact, submit a bid for the E-Plus traffic?

A.       IBasis submitted a new bid to E — E-Plus for that part of the traffic.

Q.        And do you know how the bid that iBasis submitted at the time compared to the bid that E-Plus had from the competitor?

A.       The bid from the competitor was still a better bid than the revised bid of iBasis. So the dispute was — was still there.

Q.        And so what happened?

A.       We discussed, again, the dispute in the board of management, and we decided to ask corporate control, head office department of KPN, to look into the dispute and make the analysis and come up with recommendations how to go forward.

Q.        Is referring disputes to corporate control an established procedure at KPN?

A.       It’s an established procedure within KPN.

Q.        Did you communicate the — to iBasis the decision that the board of management of KPN made on October 9th, 2008, to refer the dispute to corporate control?

A.       Yes, we did.

Q.        And how was that communicated?

A.       Both by Joost Farwerck and myself.

Q.        And with whom did you speak? Did you speak to somebody at iBasis about it?

A.       I spoke to Ofer and Joost Farwerck and sent an e-mail to Ofer Gneezy about the decision about — and about the procedure.

Q.        And what about the procedure was communicated to iBasis?

A.       That corporate control would make the analysis based on data that iBasis had to provide to corporate control and some discussions between iBasis employees and somebody from corporate control.

Q.        Did corporate control ultimately make

a recommendation as to how to resolve the dispute?

A.       Yes. They made a recommendation to the board of management how to resolve the dispute.

Q.        And did the board of management adopt corporate control’s recommendation?

A.       We discussed the recommendations of corporate control in the board of management. And based on the discussions — discussion we had and the recommendations, there was a — there was a decision about the ruling on this dispute.

Q.        And you can take a look at Demonstrative Exhibit No. 2 to assist you, but can you remember on what date the board of management adopted the proposal from corporate control?

A.       The end of October.

Q.        October 23rd sound about right?

A.       Yes.

Q.        I’d like you now to take a look at JX-1101, which is in your binder. Do you have that in front of you, sir?

A.       Yes.

Q.        And can you just describe briefly what this is?

A.       It’s an e-mail chain that started with

an e-mail from me to Ofer Gneezy.

Q.        And what are you telling Mr. Gneezy in this e-mail?

A.       I’m telling Mr. Gneezy the ruling that has been decided by the board of management on the dispute between iBasis and E-Plus.

Q.        I don’t want to take the time to go through the entire e-mail and the substance of the dispute because I think it is — or the ruling, because I think it’s in the record; but was the October 23rd decision followed?

A.       It was followed except for the decision about the maximum gross margin of seven percent.

Q.        And why wasn’t the seven percent margin aspect of the ruling followed?

A.       In the board of directors’ meeting of iBasis following the ruling of the board of management of KPN, Ofer Gneezy addressed the ruling. And he made a statement that the board of management of KPN could not make decisions about the maximum margin of seven percent. And Joost Farwerck and myself accepted the — the statement of — of Ofer Gneezy, and we told the board of directors of iBasis that we will take action and make changes to the decision of the board of management of KPN.

Q.        And was the KPN board of management advised that the seven percent margin aspect of the October 23rd ruling would not be followed?

A.       Yes.  The board of management of KPN was informed about the results of the negotiations that took place after the iBasis board meeting but Joost Farwerck and Eric Hageman by a memo.

Q.        Okay.  Mr. Blok, I’d now like to turn to KPN’s tender offer for the remaining —

THE COURT:  Before you go on.

MS. NORTH:  I’m sorry.

THE COURT:  I just have one question.

BY THE COURT:

Q.        So I take it the idea was that your affiliate was guaranteed a certain price.  And at first the board said, “Look, we’re going to take” — I take it the idea was, the affiliate could get an even better price than this from somebody else “but we’re willing to take a somewhat higher price from iBasis, but we’re trying to cap” — “we don’t need total suckers.  So the most they can get off of this is a seven percent margin”?  Was that the thinking?

A.       That was — that was the thinking of the board of management of KPN.

Q.        So that if it turned out they were generating a 10 percent margin, they weren’t allowed to do that and it had to be reflected in the pricing that was charged to the affiliate?

A.       That was the idea of the ruling of the board of management of KPN, yes.

Q.        And you gave that up, or your affiliates gave that up and just accepted the pricing.

A.       Yes.

Q.        Okay.

MS. NORTH:  And, Your Honor, Mr. Farwerck, who’s our next witness, will talk a little bit about that process.

THE COURT:  I just wanted to make sure I was clear.

BY MS. NORTH:

Q.        So now I’d like to turn to KPN’s tender offer for the remaining outstanding shares of iBasis and — and begin by asking you whether there were discussions in the fourth quarter of 2008 about iBasis’ financial performance.

A.       Yes, there were.

Q.        And do you recall who had those discussions?

A.       There were discussions in the monthly review with wholesale operations department Joost Farwerck is responsible for on the actual performance of iBasis.  And we discussed the performance of iBasis in the board of management at the end of October.

Q.        And to your knowledge, were there discussions going on within the M and A department with respect to iBasis’ —

A.       Yes.

Q.        — financial performance?

A.       The discussion we had in the board of management at the end of October, that — that discussion was prepared by the M and A department of KPN.

Q.        Okay.  Before we get to the discussion at the board of management the end of October, do you recall that there was a working group in place at KPN in October of 2008?

A.       Yes.  Yes, there was a working group in place to prepare the discussion in the board of management.

Q.        And do you remember when that working

group started to do its work?

A.       Approximately half of October.

Q.        In the middle of October?

A.       The middle of October, yes.  Sorry.

Q.        And do you know who was involved with the working group, who its members were?

A.       It was a team of M and A employees headed by Eric Hageman.

Q.        Were — were there individuals other than folks in the M and A department who were in the working group?

A.       I can’t remember if there were others in the working group, but I know that employees of our legal department were involved in preparing the document to be discussed in board of management of KPN.

Q.        Mr. Blok, were you a member of the working group?

A.       No, I was not a member of the working group.

Q.        Did you interact with the working group at all?

A.       I’ve had some discussions with the working group before the working group presented their results in the board of management.

Q.        Could you describe what the working group was considering during this time period?

A.       The working group was considering the strategic options for iBasis.

Q.        And what were the strategic options under consideration?

A.       They had three strategic options under consideration: to keep as is, including executing the improvement programs as an option.  The second — secondly, the sell option; and the third option was the buy of the remaining shares option.

Q.        Did you provide any input to the work that this group was doing?

A.       I gave the work group input on the keep-as-is scenario.

Q.        Can you be any more detailed about the —

A.       I informed them on the improvement programs, timelines of the improvement programs, and the expected results of the improvement programs.

Q.        You mentioned earlier that there was a presentation made to the board of management concerning the strategic options; is that right?

A.       Yes.

Q.        And can you remember approximately when they were presented?

A.       October 30th, 2008.

Q.        Okay. And at this point I’d like to put up on the screen Demonstrative Exhibit No. 4, which is another timeline that will help us keep all of these dates in mind.

Did you participate in the October 30 board of management meeting?

A.       I didn’t participate in the discussion on the iBasis strategic options.

Q.        Do you know if the board of management made a decision during the October 30, 2008 meeting with respect to the strategic options?

A.       The board of management decided to continue the keep - as - is scenario.

Q.        And did it, in connection with deciding to keep the keep - as - is scenario, also indicate that — that iBasis should or KPN should help iBasis focus on certain issues?

A.       Yes. We — it was the keep as is, including execution of the improvement programs.

Q.        And what were the improvement

programs, Mr. Blok?

A.       Improvement programs were focusing on pricing, margin optimization, cost reduction, and expanding the mobile data wholesale services, as some examples of improvement programs.

Q.        Let’s turn to the first quarter of 2009. And could you describe iBasis’ financial performance during that time period?

A.       Again, iBasis showed, compared to the plan, a disappointing performance; and also, the share price decreased further compared to the end of year share price. And we had to take another impairment, given the performance of iBasis within KPN.

Q.        And when was the second impairment taken?

A.       At the end of Q1 ‘09.

Q.        And can you recall approximately how much of an impairment KPN took at the time?

A.       Between 10 and 15 million — 15 million.

Q.        Incidentally, going back to the impairment that KPN took in the fourth quarter of 2008, did that impairment affect your personal compensation?

A.       Yes, it did.

Q.        How?

A.       In total, a 20 percent discount on my bonus was decided, and out of that 20 percent, approximately one-third was related to the iBasis performance.

BY THE COURT:

Q.        Your bonds?

A.       Bonus.

Q.        Bonus. Okay. Sorry.

BY MS. NORTH:

Q.        Did there come a time in 2009 when KPN reassessed its strategic options regarding iBasis?

A.       Yes. In the period April - July we assessed the strategic options for iBasis.

Q.        And were you involved in the reassessment?

A.       I was involved in the discussions in the board of management.

Q.        Was there a working group created?

A.       Yes, there was a working group created within KPN.

Q.        Were you part of the working group?

A.       No, I was not part of the working

group.

Q.        To your knowledge, did the working group make a presentation to the board of management in or around April of 2009?

A.       Yes, April — April 16th the working group gives the first presentation about the strategic options of iBasis.

Q.        And what, if any, directive did the board of management give to the working group members after this meeting?

A.       We decided to instruct the working group to continue their work, and we asked them to retain Morgan Stanley as a financial advisor and Cravath as a legal advisor.

Q.        Did the board of management discuss the strategic options available to KPN for iBasis again after the April 16th, 2009 presentation?

A.       Yes, the beginning of June we discussed the strategic options again, and two times in July we discussed strategic options.

Q.        Was the June discussion on June 4th, 2009?

A.       Yes.

Q.        Did you attend the board of management

meeting on June 4th, 2009?

A.       Yes, I did.

Q.        And you also mentioned two meetings?

A.       Yes.

Q.        Was the first of those meetings July 9th, 2009?

A.       Yes, the 9th, and the second one on the 11th of July.

Q.        Did you attend the board of management meeting on July 11th?

A.       Yes, I did.

Q.        Did the board of management ultimately decide to go forward with a tender offer for the remaining outstanding shares of iBasis?

A.       In the meeting of the 11th we decided to go forward with the tender offer.

Q.        And did you participate in this July 11th, 2009, board of management meeting?

A.       Yes, I did.

Q.        Did the board of management discuss the valuation of iBasis in connection with its evaluation of the strategic options for iBasis?

A.       Yes, we did.

Q.        And to your knowledge, what was that

valuation based on?

A.       Valuation of iBasis was based on the parent projections generated by the M and A working group.

Q.        M and A working group within KPN?

A.       Within KPN, yes.

Q.        I’d like to shift gears again and to talk about nonorganic growth strategies at iBasis, okay. And I’d like to ask you to tell us whether you recall discussing nonorganic growth strategies for iBasis.

A.       Yes, I do, because it’s a part of the strategy of iBasis. On the one hand, growth by organic growth and growth by nonorganic growth.

Q.        And what do you mean by nonorganic growth?

A.       Acquisitions and outsourcing.

Q.        Okay. I’d like to talk about acquisitions and — and outsourcing. And let’s start with acquisitions.

Would you also describe that as an M and A transaction?

A.       Yes, I would like to describe that as an M and A transaction.

Q.        And could you describe briefly what would be entailed in an M and A transaction?

A.       You — you acquire shares and the activities of a — other company and then you start integrating the two companies.

Q.        And is there generally an outlay of capital when you’re doing an acquisition or an M and A transaction?

A.       Yes.

Q.        And what about outsourcing transactions? What is an outsourcing transaction compared to an M and A transaction?

A.       There are two types of outsourcing transactions. One, as the TDC outsourcing transaction, that’s an M and A-like outsourcing deal where you make an up-front payment. And there are outsourcing transactions where you only run a part of the business of another company because you are able to do it in a better way than the other company could do.

Q.        And the TDC transaction is the transaction that you described earlier in your testimony that was closed in Q ‘07?

A.       Yes.

Q.        Fourth quarter ‘07. Sorry about that.

Now, how much — when there’s an outlay of capital required in an outsourcing deal, how much is — is required?

A.       Depends on the size of the company you would like to acquire.

Q.        Now, I think you said earlier that KPN is supporting nonorganic growth for iBasis; is that right?

A.       That’s right.

Q.        Has KPN ever stopped iBasis from pursuing a potential M and A opportunity?

A.       Yes, we did. In the beginning of ‘08 we did not approve the Quail transaction.

Q.        And I’m going to ask you now to take a look at JX - 1031. Do you have that in front of you, sir?

A.       Yes.

Q.        And do you recognize this document?

A.       Yes, I do.

Q.        What is it?

A.       It’s an e-mail from Ofer Gneezy to Joost Farwerck, Leon Merkun, and myself, with copy to Gordon VanderBrug and Ofer himself.

Q.        And who was Leon Merkun?

A.       Leon Merkun at that time was the CFO of business market, but he was still involved in this transaction because in his previous job he was involved in the negotiations between KPN and iBasis.

Q.        I’d like to focus your attention on the fourth paragraph of Mr. Gneezy’s e-mail to you, and ask whether you can just describe briefly what he is explaining here.

A.       Ofer Gneezy is explaining here the question if KPN is willing to guarantee the debt financing of this particular transaction.

Q.        In fact, he’s telling you you’re going to have a call the following day to discuss whether or not KPN is willing to guarantee the debt financing?

A.       Yes.

MR. OFFENHARTZ: Objection, Your Honor; leading.

THE COURT: Sustained.

BY MS. NORTH:

Q.        Does the e-mail indicate the amount of debt financing that Mr. Gneezy wanted to discuss?

A.       Yes, it is. The — the original consideration for this transaction was $275 million.

And there’s also a statement that while in the — in the period we are — we were discussing this transaction, it would have — it would probably be 200 million and 50 million actual cash is probably required to do this transaction.

Q.        What was your initial reaction to Mr. Gneezy’s e-mail?

A.       That we were not in favor of this transaction because the company was still working very hard to finalize the integration of the KGCS activities and started on the integration of the TDC activities. And we thought that it was much better for the company to first finalize those integration activities, show the company itself, the board, and the outside world that they could really integrate activities before entering into another large transaction.

Q.        Did KPN agree to finance the IDT deal?

A.       No, we didn’t.

Q.        What was Mr. Gneezy’s reaction to that decision?

A.       He was disappointing — disappointed, but he sent an e-mail to the other board members that he had discussed the transaction with the — with KPN and that KPN did not want to approve the transaction but that the company first should focus on improving the performance and finalizing the integration of KGCS and TDC activities.

Q.        Would you look now at JX - 1043, please? Do you have that in front of you?

A.       Yes.

Q.        And do you recognize this?

A.       Yeah. This is the e-mail I was referring to where Ofer Gneezy informed the board about the discussion with KPN. He’s making a statement that “KPN is not in support of continuing the Quail transaction at this time and until we’ve demonstrated more progress on the integration of KGCS and TDC.”

Q.        Do you see the second to last sentence of Mr. Gneezy’s e-mail?

A.       Yes. “I will inform Quail that we are not reengaging at this time. The costs spent on this transaction so far will be expensed in Q1.”

Q.        Focusing in particular on the sentence relating to costs, do you have any idea what costs had been spent at that point on the IDT transaction?

A.       Approximately $1 million.

Q.        Do you know whether anybody else or anybody at iBasis shared KPN’s view with respect to the wisdom of going forward with the IDT transaction?

A.       During that time we had as a board of directors of iBasis a call with some of the minority shareholders where they expressed their concern on the performance of iBasis. And they explicitly told the board of directors of iBasis to focus on improving the performance and not spend any time on making next deals after the KGCS and TDC deal. And — and they also explicitly told the board that if there is money available, don’t spend it on acquisitions but buy back shares.

Q.        Has KPN stopped iBasis from pursuing any other M and A activities?

A.       No.

Q.        Do you think that iBasis is in a position today to pursue M and A transactions?

A.       Yes, I believe that iBasis is ready for small acquisitions and also ready for outsourcing deals.

Q.        Let’s turn to outsourcing deals. Do you believe that iBasis today is in a position to pursue outsourcing transactions?

A.       Yes, I believe the company is ready.

Q.        And in your view, has KPN supported iBasis in connection with any outsourcing deals?

A.       Yes, we did. Zaine, an operator that would like to start discussions on outsourcing, had contacted KPN, and we handed the contact of Zaine over to iBasis. And currently iBasis is negotiating with a contract with — with Zaine. And during the time iBasis was negotiating with BT and MTN, we offered support to those transactions.

Q.        Did iBasis close the MTN transaction?

A.       No. A competitor of iBasis closed the MTN outsourcing transaction.

Q.        And how about the BT transaction? Did iBasis close that transaction?

A.       No, they didn’t close that, either. That was also closed by competitor of iBasis.

Q.        Has the Zaine transaction closed?

A.       No. Still — still under negotiation.

Q.        And at this point do you know —

MR. OFFENHARTZ: Excuse me. If I may, Your Honor. I apologize for the interruption. Could you please just refer to the pending Middle Eastern transaction?

MS. NORTH: No, I’m sorry. My apologies.

MR. OFFENHARTZ: Out of respect for the process that we had done yesterday.

MS. NORTH: Yes. My apologies.

THE COURT: Is there anything we need to take out?

MR. OFFENHARTZ: Yes. Yes, Your Honor. It would be a great help if we could remove the reference to that specific company from the transcript and —

THE COURT: We will do that, recognizing that we are now being broadcast.

MR. OFFENHARTZ: Understood, Your Honor.

THE COURT: But we’ll do what we can.

BY MS. NORTH:

Q.        Do you know how many minutes iBasis may obtain in connection with that transaction?

A.       No, I don’t.

MS. NORTH: Pass the witness, Your Honor. Thank you, Mr. Blok.

MR. OFFENHARTZ: Your Honor, may I proceed?

E. Blok - Cross

THE COURT: Uh-huh.

CROSS-EXAMINATION

BY MR. OFFENHARTZ:

Q.        Good morning, Mr. Blok. It’s very good to see you again.

A.       Good morning.

Q.        Mr. Blok, I’ve handed you several binders that we’ll refer to. Initially, can you please look at the binder that has numbers 1 through — Tabs 1 through 10? We’ll be working with that binder first.

The documents we’ll be looking at first are included in that binder. And you may reference them if you wish. We will also be projecting them on the screen there and on the screen immediately to your right.

Mr. Blok, you’re aware that KPN’s tender offer was based in part on the parent projections that KPN provided to Morgan Stanley; correct?

A.       Yes.

Q.        Mr. Blok, you’re aware that in October 2008 KPN created projections for iBasis; correct?

A.       Yes.

Q.        Can you please turn to Tab 2 in your binder, which is JX — which is JX - 051. Do you see that?

A.       Yes.

Q.        On October 24th, 2008 Johannes van Dijk sent this e-mail with a presentation attached to you and a few others at KPN; true?

A.       Yes.

Q.        If you turn to the third page of this exhibit — and I’ll note that we’ve double - sided these documents in an effort to save space and some trees — you can see that there’s a presentation entitled “iBasis Acquisition & Business Plan 2009, Status Update, October 2008.” Do you see that?

A.       Yes.

Q.        Mr. Blok, do you see that in the bottom left - hand corner the document is marked “Confidential”?

A.       Yes.

Q.        And I’ll represent to you that that was stamped Confidential by your counsel.

Now, please turn to page 9 in this document. You know something, Mr. Blok, if you could?

Let’s — let’s move back one second.

I’d like to first talk about the tender offer statement. So let’s turn to Tab 1 of this binder. And, indeed, you’d indicated earlier that KPN’s tender offer was based in part on the parent projections that KPN provided to Morgan Stanley; correct?

A.       Yes.

Q.        Okay. Can you turn to Tab 1, which is Trial Exhibit 129. KPN disclosed the summary of those parent projections, including projected revenue and EBITDA, figures for 2009 through 2014; correct?

A.       Yes.

Q.        Do you see those summary figures up there on the screen, Mr. Blok?

A.       Yes.

Q.        I’m going to use a demonstrative to plot these parent projections on a graph. And we’ll use the same demonstrative to plot other projections that we’ll be discussing today.

Do you see the plot?

A.       Yes.

Q.        All right. Now, Mr. Blok, let’s turn to Exhibit 2, which is JX-051. And as I mentioned earlier, it’s true, isn’t it, that this is an October 24th e-mail from Johannes van Dijk with a presentation attached to you and a few others at KPN?

A.       Yes.

Q.        And, again, as I mentioned, if you turn to the third page, you see what we spoke of a few minutes ago; correct?

A.       Yes.

Q.        Please turn to page 9 of this document. As you can see in this presentation, KPN presents 2009 key plan figures for iBasis, as well as a prognosis for 2010 and 2011; do you see that?

A.       Yes.

Q.        This document states that these figures are in euros but also provides an exchange rate in the bottom corner of one euro for every $1.44. Do you see that?

A.       Yes.

Q.        Using the exchange rate provided by KPN in this document, we can compute the dollar value of these projections by multiplying them by $1.44. I’m going to represent to you that we’ve performed these calculations and that the revenue figures that appear in the box on the screen are those — are the calculations of revenue and EBITDA metrics shown on this page multiplied by 1.44.

So now we have here the dollar values for revenue and EBITDA projections for this chart.

Mr. Blok, let’s now plot these October 2008 projections on the graph where we plugged in the revenue and EBITDA figures from the parent projections.

Mr. Blok, would you agree with me that the October 2008 projections are higher than the parent projections?

A.       Yes, they are.

Q.        Isn’t it true that KPN made these projections in October 2008 after iBasis’ stock had already declined significantly?

MS. NORTH: Objection, Your Honor. I don’t think there’s a foundation here as to whether or not Mr. Blok has looked at these projections.

MR. OFFENHARTZ: Your Honor, this is cross. I have a certain amount of latitude with the witness. These documents have been entered into evidence. And Mr. Blok has also testified that he was on the KPN board and — and was involved in the discussions of these matters. And I’m — would like some latitude to build towards what I’m — what I’m trying to create and the questions I will ask him.

THE COURT: He has latitude. It is important if the witness doesn’t know, he’s going to say he doesn’t know. I mean, if he wasn’t involved in these things he’s got, you know — it’s not going to be very helpful for you.

MR. OFFENHARTZ: Thank you, Your Honor.

THE COURT: I mean, that’s — that’s all I’m saying.

MR. OFFENHARTZ: May I continue, Your Honor?

THE COURT: You may.

MR. OFFENHARTZ: Thank you, Your Honor.

THE COURT: Why don’t you repeat your question.

BY MR. OFFENHARTZ:

Q.        Mr. Blok, isn’t it true that KPN made these projections after iBasis’ stock price had already declined significantly?

A.       Yes.

Q.        And, Mr. Blok, isn’t it true that KPN

made these projections after the Lehman bankruptcy in September 2008?

A.       Yes.

Q.        Mr. Blok, did you see — you received the e-mail from Mr. van Dijk on the first page of JX - 051, didn’t you?

A.       Yes.

Q.        Do you recall reviewing these documents?

A.       I can’t recall. Probably I flipped through them when I received the e-mail.

Q.        Mr. Blok, you’re aware that in November 2008 KPN created another set of projections for iBasis, aren’t you?

A.       I can’t remember.

Q.        You can’t remember.

A.       No.

Q.        They may well have, though; correct?

A.       Could have been that somebody within KPN generated a new set of P & Ls for — for iBasis.

Q.        Please turn to Tab 3 in your binder, which is Trial Exhibit JX-162. Do you see that this is a presentation titled “Business Plan iBasis 2009, KPN view, November 2009”?

A.       Yes.

Q.        Do you see that on the lower left — hand column this document has been marked by KPN as — and counsel by — as “Highly Confidential”?

A.       Yes.

Q.        Do you recall seeing this document before?

A.       No.

Q.        Mr. — Mr. Blok, it’s likely, isn’t it, that this is a business plan for iBasis from 2008 and that the 2009 is a typo?

A.       Sorry. I — can you repeat the question?

Q.        Certainly, Mr. Blok. Isn’t it the case that this is — well, let me ask you this, Mr. Blok. Is this a business plan from iBasis in 2009 or is this a business plan for iBasis in 2008 with a typo?

A.       No, because I — iBasis is responsible for making the business plan for iBasis and we discussed the business plan of iBasis in the board of directors of iBasis.

So this is a KPN view of a possible business plan for iBasis.

Q.        And, indeed —

A.       And the business plan of iBasis is generated by the management of iBasis and discussed in the board of directors of iBasis. And there we approve a business plan of iBasis and not within KPN.

Q.        Mr. Blok, let me focus you on Tab 3, which is titled “Business Plan iBasis 2009.” In the upper right-hand column you see that it’s got a KPN logo; correct?

A.       Yes.

Q.        And you see that it’s got a KPN Bates stamp in the bottom right-hand column?

A.       Sorry. A —

Q.        The bottom right-hand corner it’s labeled KPN?

A.       Yes.

Q.        I’ll represent to you this document was produced by KPN.

A.       Yes. This is produced by KPN, that’s true.

Q.        Would you turn to page 11 of this document, please. Do you see in the bottom it says “Outlook 2008 …”?

A.       Yes.

Q.        And do you see that the graph on top says “ACCUMULATED DEVELOPMENT OF THE ACTUAL EBITDA 2008 vs ANNUAL PLAN”?

A.       Yes.

Q.        And it starts in January 2008?

A.       Yes.

Q.        And ends in October?

A.       Yes.

Q.        Does that indicate to you that this is — these are projections for — through November 2008 rather than November 2009?

A.       On the bottom line of the slide there’s a statement that this represents the 2008 figures. So actuals from January to October, that’s the lower line in this graph. And the — approved 2008 plan is upper line in this graph. And the November-December actuals or forecasts are not in this graph.

Q.        And would you turn to page 13 of this document, please. Do you see the phrase — it’s on the bottom — “YEE EBITDA for 2008 . . .”?

A.       Yes.

Q.        What does YEE stand for?

A.       Year-end expectation.

Q.        And year-end expectation implies that you’re making a projection for time that has not yet occurred; correct?

A.       Yes.

Q.        So that’s — this document indicates that there’s a projection for EBITDA for 2008; correct?

A.       KPN view of the outlook for iBasis, yes.

Q.        For — for the end of 2008.

A.       For the end of 2008, yes.

Q.        So turning back to the first page of this document, you would agree with me that the reference to 2009 is a typo, wouldn’t you?

A.       I don’t know.

BY THE COURT:

Q.        Well, the part that says November 2009, you’re not contending you exist out of time.

A.       Oh, okay. That’s — that — yeah.

Q.        I mean, November 2009, I mean, it’s — we’re at a piquant point. I mean, we’re in expectation of it. It’s going to come Sunday after, you know, a venerable American holiday — well, two of them, actually, Mischief Night and Halloween, but we’re not even there yet.

A.       No. I agree. So probably should have been November 2008, but it’s probably about the iBasis business plan 2009. And —

BY MR. OFFENHARTZ:

Q.        Mr. Blok, would you please turn to page 26 of this presentation? Do you see on this page where it says “Plan to plan comparison,” showing a new forecast side by side with what is labeled the “OLD PLAN”?

A.       Yes.

Q.        Now, here again, the document states that these figures are in euros. But turn for a moment to the second to the last page of this document, which is Bates numbered KPN00202555 at the bottom. It’s the second to last page.

On this page the document at the bottom indicates that “All calculations concerning translation from Euro to Dollar are made with one Exchange Rate of 1. 48 [US dollars] for 1.00 Euro …” Do you see that?

A.       Yes.

Q.        So now let’s turn back to the new plan

on page 26. Using the exchange rate provided by KPN in this document, we can compute the dollar value of these projections by multiplying them by $1.48. Again I’m going to represent to you that we performed these calculations.

So now we have here dollar values for the revenue and EBITDA projections for the new plan in this chart.

Let’s take another look at that graph where we plugged in the revenue and EBITDA figures from the parent projections and the October 2008 projections.

Mr. Blok, would you agree with me that the November 2008 projections are higher than the parent projections?

A.       Yes.

Q.        Mr. Blok, you testified earlier that, during April, KPN was considering its strategic options regarding iBasis; correct?

A.       Can you —

Q.        Certainly.

You testified earlier today, this morning on direct, that KPN was considering its strategic options regarding iBasis in April of 2008;

correct?

A.       April 2009. So in the period —

Q.        You’re absolutely right, April 2009.

A.       April - July 2009.

Q.        You’re absolutely right. April 2009.

And you’re aware that on April 6th of 2009 KPN created another set of projections for iBasis, are you not?

A.       The parent projections.

Q.        I’m sorry?

A.       The parent projections.

Q.        The parent projections were created in April of 2009?

A.       Yes.

Q.        Okay. Thank you, Mr. Blok.

Let’s turn to Tab 4 in your binder. So, Mr. Blok, when the parent projections that were the base of — or form an important part of your tender offer were created in April of 2009, that’s because in April of 2009 you had decided that you were ready to proceed with a purchase for KPN — I’m sorry; with a purchase for iBasis; correct?

A.       No. We didn’t decide — we — we decide in the board of management to continue assessing these strategic options, and one of them is taking iBasis private. So it was one of the options in the discussion of the board of management.

Q.        So beginning in April 6th, you — you were creating a series of projections that led up to the parent projections; is that your testimony?

A.       My testimony is that as a basis for the discussion in the board of management, the M and A team generated a set of projections.

Q.        I directed your attention to Tab 4, which is Trial Exhibit JX-193a. This document was produced to us by KPN in Dutch. So the document you’ll see behind JX-193a contains a certified English translation of the document. The original document in Dutch follows the translation.

Please look at the original version of the document which starts on the fourth page behind the tab and bears the Bates number KPN00076206.

It’s — it’s the fourth side of a page from the beginning of the tab. It’s also on the screen to your right.

Do you see that, Mr. Blok?

A.       Yes.

Q.        Now, on April 6th, is it not the case,

2009, Kenji Uematsu sent this e-mail with a presentation attached to you and a few others at KPN; correct?

A.       Yes. I can’t see that there was a presentation attached to the e-mail, but Kenji Uematsu sent it, amongst others, in an e-mail, that’s true.

Q.        Do you recall receiving that e-mail?

A.       No, I can’t recall.

Q.        Do you have any reason to doubt that you received that e-mail?

A.       Well, it’s — I’m on the — I’m on the list of — well, on the e-mail. So probably I would have received this e-mail.

Q.        If you turn to the first page of the attachment, which is — if you flip the page over, you can also see it on your screen — you will see that the presentation is titled “Project Celtic, Performance considerations” and is dated April 9th, 2008 [sic].

Do you see that?

A.       Yes.

Q.        And do you see that the document is stamped “Confidential” in the bottom left corner?

A.       Yes.

Q.        Would you please turn to page 14 of this, which is also on the screen to your right. Here, KPN presents what it calls “Management Case financials,” which include projections for revenue and operating EBITDA. Do you see that?

A.       Yes.

Q.        Did you recall reviewing this at the time?

A.       I can’t recall.

Q.        Let’s plot these April 6, 2009, projections for revenue and EBITDA on the graph we looked at earlier.

Mr. Blok, would you agree with me that the April 6, 2009 projections are higher than the parent projections?

A.       Yes, except for the EBITDA 2009.

Q.        Yes. You’re absolutely right. But certainly for revenue, it is higher; correct?

A.       Yes.

Q.        And for all but one year for EBITDA it’s higher.

A.       Yes.

Q.        Mr. Blok, are you aware that on April 16th, 2009, KPN created another set of projections for iBasis?

A.       I’m not aware that there is another set; but I’m aware that in preparation for the board of management presentation, there was, again, generated a set of projections.

Q.        Please turn to Tab 5 in your binder, which is Trial Exhibit JX-247. You can see it on the screen to your right as well.

This presentation is also titled “Project Celtic, Performance considerations” and is dated April 16th, 2009.

Now, please turn to page 17 of this document. You can see that on page 17, and it will be shortly on the screen.

Here, KPN presents what it calls the “Base Case financials,” which include projections for revenue and operating EBITDA. Do you see that?

A.       Yes.

Q.        Also, do you see that in the bottom of the footnote it says “Projections are based on KPN M&A estimates”?

A.       Yes, I do.

Q.        And that’s the same M and A group that was working on the analysis you’ve spoken of regarding possible acquisition of iBasis; correct?

A.       I don’t know.

Q.        How many M and A groups are there?

A.       There was only one M and A group involved in the preparation of the board of management discussions.

MS. NORTH: My apologies for interrupting, but you’re only reading part of a footnote, and I’d appreciate if you direct the witness’ attention to the entire footnote.

MR. OFFENHARTZ: Your Honor, I’m certainly happy to do that, though —

MS. NORTH: I’ll do it on cross. My apologies.

MR. OFFENHARTZ: — perhaps you could also prefer to do it redirect, if you prefer.

MS. NORTH: Yes, I will. My apologies.

BY MR. OFFENHARTZ:

Q.        The only thing I was asking is what the projections are based on, and it says “Projections are based on KPN and M&A estimates.”

In any event, let’s plot these April 16, 2009, projections for revenue and EBITDA on the graph we looked at earlier.

Mr. Blok, would you agree with me that the April 16th, 2009, projections are higher than the parent projections?

A.       Yes, except for the 2009 EBITDA.

Q.        Mr. Blok, you’re aware, aren’t you, that on April 20th, 2009, KPN created another set of projections for iBasis?

A.       I’m — I’m not really aware; but when you say so, then it probably is.

Q.        Please turn to Tab 6 in the binder, sir. This is Trial Exhibit JX-1278. The first page of this exhibit indicates, does it not, that on April 21, Kenji Uematsu sent this e-mail with a presentation attached to Daniel Braat and Jan Rodenburg of the M and A team; correct?

A.       Yes.

Q.        And that was the M and A team considering the iBasis transaction; correct?

A.       Yes.

Q.        If you turn to the first page of the attachment, you can see that this presentation is also entitled “Project Celtic, Performance considerations” and is dated April 20th, 2009. Do you see that?

A.       Yes.

Q.        Please turn to page 17 of this presentation. Here, KPN presents another set of base case financials which include projections for revenue and operating EBITDA. Do you see that?

A.       Yes.

Q.        And, again, if you look at the footnote, the projections are based on KPN M and A estimates; correct?

A.       Yes.

Q.        Let’s plot these April 20th projections for revenue and EBITDA on the graph. Mr. Blok, would you agree with me that the April 20th, 2009 projections are higher than the parent projections?

A.       Yes, except for the EBITDA 2009 and 2010.

Q.        Yes. But certainly for the revenue, it is higher in each of the years; correct?

A.       Yes.

Q.        And for the EBITDA, it’s higher in all but two of the years; correct?

A.       Yes.

Q.        Mr. Blok, you’re aware that on

June 2nd, 2009, KPN sent the parent projections to Morgan Stanley, are you not?

A.       No, I’m not.

Q.        You’re not.

Would you please turn to Tab 1 of this binder? It’s Trial Exhibit JX-129. And please turn to page 16 of this document. 16 and 17. You can open it before you. And it’s also on the — the two pages I hope we can get on the screen.

Mr. Blok, do you see towards the bottom of page 16 in KPN’s tender offer it says, “In preparing each of the July 8 Presentation[s] and the June 3 Preliminary Presentation[s], Morgan Stanley, among other things:,” and then there are a series of bullet points. And on the next page in the top it says, “reviewed certain projections for the Company prepared by members of Parent’s working group, (the ‘Parent Projections’) . . . .” Do you see that?

A.       Yes.

Q.        Given that there was a June 3rd preliminary presentation prepared by Morgan Stanley, it makes sense to you, doesn’t it, that Morgan Stanley would have received the parent projections at least by June 2nd; correct?

A.       I don’t know.

Q.        You don’t know.

A.       Because I was not part of the working group.

Q.        Mr. Blok, you’re aware that on June 11th Paul van der Schot of the iBasis office sent a set of projections for iBasis to Johannes van Dijk also on the iBasis office that included four different scenarios, are you not?

A.       I’m not.

Q.        You don’t know.

A.       I don’t know.

Q.        Please turn to Tab 7 of your binder. This is another document that was in Dutch and required translation. I’d like you to look at the translated version, the first document behind the certification page at 1280a.

This e-mail from Mr. Van der Schot was sent after the working group sent the parent projections to Morgan Stanley; correct?

A.       This e-mail was sent June 11th.

Q.        Well, again, as we discussed earlier, there were meetings — there were — there was a Morgan Stanley preliminary presentation on June 3rd,

and they relied on the parent projections. Again I ask you: Is it logical to assume that June 11th occurs after Morgan Stanley received the parent projections from KPN?

A.       I — I — I don’t understand the — the question.

Q.        Okay.

A.       Say —

Q.        Let me move on. If you turn to the first page of the attachment, you can see that this presentation is titled “Scenarios iBasis for YEE 2009/YP 2010” and is dated June 12th, 2009. Do you see that.

A.       Yes.

Q.        If you flip through these pages, you will see that there are four scenarios included in this presentation, on pages 4, 6, 8, and 10 of the presentation. Why don’t we turn to page 4 of the presentation.

Do you see that it is entitled “Scenario 1: Under performance vs. the market”?

A.       Yes.

Q.        Please turn to page 6. Scenario 2 is entitled “Same as market performance.” Do you see that?

A.                     Yes.

Q.                      Turn to page 8, please. Scenario 3 is “Performance better than the market.” Do you see that?

A.                     Yes.

Q.                      Turn to page 10. Scenario 4 is “Scenario 3 + 2.5 billion minutes in outsource deals per year.” Do you see that?

A.                     Yes.

Q.                      What I’d like to do is plot these four scenarios on a different graph, along with the parent projections.

MR. OFFENHARTZ: Suann, can you do that for us, please?

Q.                      Now, Mr. Blok, can you turn back to page 3, please, of this document? The document states that “iBasis has the potential to outperform the market”; correct?

A.                     Yes.

Q.                      The document also states that Scenario 3 — the document also states that “Scenario 3 (‘outperforming the market’)” is the “most” — is the “most desirable” scenario and “also seems attainable.”

Do you see that?

A.                     The second part of what you are seeing is not what I’m seeing. Scenario 3?

Q.                      Correct.

A.                     “(outperforming the market’) most desirable and also seems attainable.” That’s the sentence I read.

Q.                      Okay. Thank you.

In light of that, let’s plot Scenario 3 on the first graph we were working on with the earlier sets of projections from KPN.

Mr. Blok, would you agree with me that the June 11 Scenario 3 projections are higher than the parent projections?

A.                     Yes.

Q.                      Mr. Blok, you’re aware that KPN created yet another set of projections for iBasis dated June 12th, aren’t you?

A.                     I was not aware that — that there was generated another scenario.

Q.                      Mr. Blok, please turn to Tab 10 in your binder, which is Trial Exhibit JX - 114. It’s also on the screen to your right, Mr. Blok.

Mr. Blok, yesterday Paul Floyd of

iBasis testified in this trial. I will represent to you that Mr. Floyd testified that in mid-June Mr. van der Schot gave him the projections contained in this document, which iBasis has referred to throughout this litigation as the favorable projections.

Mr. Floyd also testified that he understood that Mr. van der Schot, Mr. van Dijk, and Henk de Nijs had been involved in the creation of this document.

Do you have any reason to dispute Mr. Floyd’s testimony?

A.                     No.

Q.                      Have you seen this document before?

A.                     I can’t remember that I’ve seen this document before.

Q.                      Turn to page 2 of the presentation, please. It’s actually the third page of the exhibit. Do you see that this slide is entitled “KPN view on Year End Expectation”?

A.                     Yes.

Q.                      And here the document includes key figures for the year-end expectation, including total net revenue and EBITDA. Do you see that?

A.                     Yes.

Q.                      Now please turn to the next page, page 3 of this presentation. It will also appear on the screen to your right. You see that this version includes the same four scenarios as the June 11 document we looked at before, plus an additional scenario called “YEE 2009.” Do you agree?

A.                     Yes.

Q.                      I will represent to you that the figure for YEE 2009 on this page, the number — the figures for YEE 2009 on this page are the same figures as those we just looked at on the previous page.

Let’s run through and quickly plot these five scenarios on a new graph.

Mr. Blok, directing your attention back to page 3, do you see that the outperformance scenario which KPN identified as most desirable and attainable in the June 11th document is still listed as Scenario 3 here on June 12th?

A.                     Yes.

Q.                      Let’s add the June 12th Scenario 3 as well as Scenario 5, which was KPN’s view on YEE to the graph we looked at earlier.

Mr. Blok, would you agree with me that

the June 12th projections for both Scenario 3 and Scenario 5 are higher than the parent projections?

A.                     Scenario 3 on revenue is and on Scenario 3 on EBITDA. It’s difficult for me to see where this is higher except for 2009.

And Scenario 5, I can’t — is that — which one is the Scenario 5 on the screen?

MR. OFFENHARTZ: Can we flash Scenario 5 or redraw it again for the witness? The YEE.

A.                     That’s the YEE.

Q.                      It’s the YEE.

A.                     Okay.

Q.                      All right. We just drew it again, if that’s helpful.

A.                     Yeah, that’s .. . . that’s higher except both on revenue and EBITDA except for 2009.

Q.                      Mr. Blok, let’s take one more look at all of the projections we’ve collected up here on the screen. We have the parent projections down here at the bottom on both revenue projections graph and the EBITDA projections graph. Do you see that?

A.                     Yes.

Q.                      And all of the other sets of projections we graphed up here are in almost all respects higher than the parent projections; correct?

A.                     Yes.

Q.                      Mr. Blok, putting aside the parent projections and putting aside the June 12th favorable projections which KPN disclosed only after iBasis disclosed them in connection with this litigation, can you identify a single one of these projections that was disclosed to iBasis shareholders?

A.                     We — we disclosed an additional set of projections to iBasis shareholders. And I’m — I — I don’t — the exact — I don’t know which one of these scenarios was additionally disclosed after we disclosed the initial tender document.

Q.                      Okay. You disclosed one additional set after the initial tender offer documents —

A.                     Yes.

Q.                      — is that your testimony?

A.                     Yes.

Q.                      Let me ask you again. Mr. Blok, putting aside the parent projections and putting aside one additional set of projections —

A.                     Yeah.

Q.                      — the June 12th favorable projections which KPN disclosed only after iBasis disclosed them in connection with this litigation, can you identify a single one of these other projections that was disclosed to iBasis shareholders?

A.                     (After translation) We only disclosed the parent projections and the additional set of projections to the iBasis shareholders.

Q.                      Mr. Blok, it’s curious, isn’t it, that of all the projections that we’ve identified in the production, that in the initial tender offer the documents that you gave to the public were the lowest of all of these projections? Isn’t that curious?

A.                     I don’t think that’s curious, because the projections we generated in preparation of the tender offer were projections used for valuing a company and all the other — and also generated by the M and A team that was put in place by the board of management. And a lot of the other projections were generated just for purposes of assessing the current performance of iBasis, preparing discussions with iBasis, and not for valuation purposes. And you need to take into account more variables when you generate projections for valuation purposes than just for assessing opportunities or preparing discussions.

Q.                      And Mr. Blok, the parent projections

don’t include outsourcing, do they?

A.                     No, they don’t.

Q.                      Yet you testified today that you support iBasis proceeding with outsourcing transactions; correct?

A.                     Yes, I did.

Q.                      Indeed, you testified today that you think iBasis is ready to pursue outsourcing transactions; correct?

A.                     Yes.

Q.                      And, indeed, you know about the Middle Eastern transaction that iBasis was awarded; correct?

A.                     I — I don’t know that it is already awarded. I know that there are still negotiations going on and that we don’t know the exact amounts of minutes that will be generated by the Middle East operator. The terms and conditions are for me not clear about that deal. So it is for me impossible to make a statement about what that deal will mean for the future minutes, revenues, and EBITDA.

I know one thing, and that is that iBasis wasn’t able to close a deal with BT and a deal that was not — that was not being closed with MTN. And those deals are done deals. And next deal hopefully will be the Middle East deal, and hopefully we will get interesting portion of the minutes to be generated; but up till now, nothing is clear for me.

Q.                      In any event, the parent projections, as you testified, do not include any provision for outsourcing transactions; correct?

A.                     That’s true.

Q.                      Mr. Blok, let’s shift gears for a bit. I want to ask a few additional questions about KPN’s disclosures. Please turn to Tab JX-202.

A.                     Is that another binder?

Q.                      There’s another binder. That’s the big binder.

A.                     Can you repeat the number?

Q.                      It’s JX-202.

(Pause in the proceedings)

THE COURT: Why don’t you all get situated. We’ll take our break, and then you’ll be able to set up.

MR. OFFENHARTZ: Thank you, Your Honor.

(A short recess was taken at 10:43 a. m. )

THE COURT: You may continue.

MR. OFFENHARTZ: Thank you, Your Honor.

BY MR. OFFENHARTZ:

Q                         Mr. Blok, would you please turn to JX 202, which is in the larger binder that I gave you? When you get there, flip to the third page after the tab, please.

A                        Sorry. To what page?

Q                         The third page after the tab, which will also come up on the screen. I will represent to you that this is KPN’s second amendment to the tender offer, dated August 13th, 2009. In this amendment, on August 3rd, Mr. Blok, KPN made a disclosure about the favorable projections. Didn’t it?

A                        Yes.

Q                         Mr. Blok, please turn to page KPN 00215948, about halfway through the document. We flagged this page for your convenience. On this page, Mr. Blok, KPN lists various reasons why it believes the June 2009 scenarios are inherently unreliable. Do you see that?

A                        Yes.

Q                         One reason KPN provides for why the

scenarios are inherently unreliable appears in the first two sentences of the third bullet point. The document states, “The June 2009 Scenarios were not subjected to the type of rigorous review that would be responsible and appropriate in the context of valuation and judgment as to fairness. Given their intended use, the June 2009 scenarios were prepared in a short time frame and in a cursory manner.” Do you see that?

A                        Yes.

Q                         You are aware, Mr. Blok, that, like in the June 11 and June 12 documents we looked at a little bit earlier, KPN created documents reflecting multiple scenarios for iBasis as early as April. Isn’t that the case?

A                        Sir, can you repeat the question?

Q                         Certainly, Mr. Blok. As in the June 11th and June 12 documents that we looked at a little bit earlier, KPN created documents reflecting multiple scenarios for iBasis as early as April. Didn’t they?

A                        Sorry. Could be.

Q                         Mr. Blok, please turn to Tab JX 240. If you could turn to the first page after the certification page, that would be great. We will pull it up on the screen, as well. Mr. Blok, this is an e-mail dated April 7th, and it appears that Magnolia Renwarin forwards to Jan Rodenburg, of the M&A team, an e-mail from Mr. van Dijk, including a series of Excel spreadsheets. Would you agree with this characterization of the document?

A                         It started — it is an e-mail from, indeed, Magnolia Renwarin to Jan Rodenburg, yes.

Q                         It — and also to —

A                         No.

Q                         Do you see the attachments?

A                         Yes.

Q                         It includes various attachments, valuation iBasis, and it appears to include other Excel spreadsheets. Do you see that? We highlighted it on the screen.

A                         Yes.

Q                         Let’s look at one of these spreadsheets. Please turn to the second-to-last page of this document at KPN 00026120.

A                         Sorry. Can you repeat?

Q                         The second to last page before the next tab. It’s also — comes up on the screen.

MS. NORTH: I’m sorry. Can you repeat

it for my purposes?

MR. OFFENHARTZ: Happy to.

KPN 00026120.

MS. NORTH: Thank you.

BY MR. OFFENHARTZ:

Q                         Mr. Blok, do you see this document that is labeled iBasis valuation scenarios? That’s on the upper left column?

A                         Yes.

Q                         Now, the favorable projections that we were just looking at, those included five scenarios for iBasis, as well, didn’t they?

A                         Yes.

Q                         And indeed, the five scenarios included here are: 1, E&Y valuation; 2, ambitious plan; 3, 2009 flat, no charges — no changes; 4, going concern scenario; and 5, moderate growth scenario. Correct?

A                         Yes.

Q                         Mr. Blok, you are aware that on April 4th, KPN employees discussed, over e-mail, the possibility of modeling four scenarios for iBasis. Correct?

A                         I’m not aware that there was a

discussion going on on several scenarios, because I was not involved.

Q                         Thank you. Please turn to JX 246a.

A                         246.

Q                         246a, please.

A                         246a is not in my binder.

MS. NORTH: It’s behind 246.

BY MR. OFFENHARTZ:

Q                         It’s behind 246, Mr. Blok.

A                         Okay. Okay.

Q                         Please turn to the translated e-mail on the page after the certification of translation. In this e-mail, he, Johannes van Dijk, sends a message to the various members of the KPN W&O team with the subject line, “JEV, iBasis.” Do you see that?

A                         Yes.

Q                         And he says, “For 2009, we think that the JEV on the margin (EBITDA and FCF) is considered realistic.” Do you see that?

A                         Yes.

Q                         He then goes on to discuss four scenarios for 2010, including a scenario contemplating, “Organic growth of 12 percent plus insourcing deals (2.5 billion minutes).” Do you see that?

A                         Yes.

Q                         At the bottom he says, “For the various scenarios, see the Excel file.” Correct?

A                         Yes.

Q                         Now please turn to the first page of the attachment. This is the Excel file that Mr. van Dijk attaches. And that’s at KPN 00041677. Do you see that, Mr. Blok?

A                         Yes.

Q                         Do you see the four Roman numerals in Rows 46 through 49 on the bottom of the page?

A                         Yes.

Q                         Turn to the next page, please, which is KPN 00041678. And at the top of the document, you see the four Roman numerals again, showing what appears to be four different projections for the year 2010, as Johannes described in his e-mail. Correct?

A                         There are four scenarios, yes.

Q                         In Column H, you see where it says “2009 JEV.” Correct?

A                         Yes.

Q                         Mr. Blok, would you agree with me that JEV, in Dutch, is the equivalent of YEE, year-end expectations, in English?

A                         Yes.

Q                         On this page, in Rows 46 — I’m sorry. On this page that we are looking at, on the bottom, in Rows 46 through 49, do you see where it says normal — I apologize in advance for my attempt at pronouncing these words. “Normal, normal en insourcing, Agressief,” and “Aggressief en Insourcing”?

A                         Yes.

Q                         We also saw “aggressive” and “going-concern scenarios” in the April 7 document we looked at a few moments ago. Didn’t we?

A                         In what document?

Q                         The April 7th document that we looked at a few minutes ago, JX 240a.

A                         Which one?

Q                         JX 240a.

MS. NORTH: Again, it’s behind tab — THE WITNESS: Yeah. Yeah. Yeah.

BY MR. OFFENHARTZ:

Q                         We are looking for KPN 00026120. Can we pull — it’s on the screen.

A                         You have it on the screen. There is nothing to see.

Q                         If you look — if you flip through, it’s very close to the Tab 20246.

A                         Yeah. 12 — page —

Q                         Yes. 00026120?

A                         Yeah.

Q                         Indeed, it was flagged.

A                         That page presented five scenarios and on the other one, four.

Q                         Right. On this page, KPN 00026120, we see “ambitious plan” and “going concern scenario.” Correct?

A                         Yeah. Two and four. Scenario 2 and Scenario 4.

Q                         Yes. The 2.5 billion minutes figure from Mr. van Dijk’s e-mail, that is familiar, too, isn’t it?

A                         Not to me, but — is it on either one of those spreadsheets?

Q                         Let’s take a quick look at the June 11th document again, which is JX 128a. And look at page KPN 42189.

A                         418. Behind what tab?

Q                         I’m sorry. Go to — please go to Tab JX 128a.

A                         12 — 12.

Q                         It’s further in the binder, Mr. Blok.

MS. NORTH: Is it 12.

BY MR. OFFENHARTZ:

Q                         1280a.

A                         Yes.

Q                         Let’s look at page KPN 00042189.

A                         189. Yes.

Q                         Mr. Blok, do you see where it says, “2.5 billion minutes”?

A                         Yes.

Q                         So Mr. Blok, isn’t it the case that KPN was considering a potential scenario for iBasis, including 2.5 billion minutes from — depending how you phrase it — insourcing or outsourcing deals both on April 4th and in mid-June, when it created the favorable projections?

A                         The team that prepared these scenarios included 2.5 billion minutes in this scenario.

Q                         So your answer is yes. Correct?

A                         You asked me if KPN included 2.5 billion minutes, but it’s not KPN. It’s the team that did this. So it was not a KPN decision to include 2.5 billion minutes.

Q                         Certainly, employees of KPN included 2. 5 billion minutes.

A                         Yes.

Q                         In an analysis on April 14th and again in mid-June.

A                         Yes.

Q                         When they created the favorable projections. Yes?

A                         Yes.

Q                         And again, KPN did not include outsourcing in the parent projections. Correct?

A                         Yes.

Q                         KPN said in its August 13th amendment that the June 2009 scenarios are inherently unreliable in part because of they were created over a short time frame and in a cursory manner. Now, Mr. Blok that statement isn’t true, is it?

A                         I think it’s true.

Q                         You think it’s true?

A                         Yeah.

Q                         You are aware that on June 10th, two days before the June 12th favorable projections were created, Henk de Nijs forwarded to Mr. van der Schot a document that showed four scenarios for iBasis.

And please turn to Tab JX 261. First, to the first page of JX 261, please. Do you see on June 10th, Henk de Nijs, with an attachment entitled scenarios —

Do you see that on June 10 Henk de Nijs sends a document to Mr. van der Schot, with an attachment entitled, “Scenarios, iBasis, 2009-2010”?

A                         Yes.

Q                         I would like to compare this document to JX 246a, an e-mail from Johannes van Dijk to the W&O team, which we looked at a moment ago.

Again, 246a is behind 246. Thank you.

If you could keep both these documents open and handy? I think they have them on the screen, as well.

Let’s look at the titles of the attachments in both of these documents. Do you see the attachments?

A                         Yes.

Q                         Mr. Blok, do you see the similarity between the titles of these two attachments?

A                         Yes.

Q                         Indeed, the titles are the same except

the April 14 document says, “Copy of” before the title and the dates of the documents are different. Correct?

A                         Yes.

Q                         So isn’t it true that the authors of the favorable projections were corresponding for months and exchanging scenarios in April and May and in June?

A                         I don’t know.

Q                         Indeed, Mr. Blok, doesn’t the documents we have just looked at run counter to KPN’s disclosure claiming that the June 2009 scenarios were prepared in a short time frame and in a cursory manner?

A                         Can you repeat that question?

Q                         Certainly. Indeed, Mr. Blok, doesn’t the last couple of documents that we have looked at run counter to KPN’s disclosure claiming that the June 10 — I’m sorry — the June 2009 scenarios were prepared in a short time frame and in a cursory manner?

A                         I don’t think so, because I only was involved in the M&A team projections, and not in the W&O projections. And I didn’t even know that they started already generating scenarios in March of ‘09.

Q                         But now that you know, isn’t it the case that they were running scenarios for some period of time?

A                         You have shown me that they had run scenarios, but not for valuation purposes. I don’t know why they run those scenarios.

Q                         So they were running scenarios. Correct?

A                         You showed me some of these spreadsheets.

Q                         The answer is yes. Correct?

A                         I don’t know if they were running scenarios. You just presented me some e-mails with attachments on certain scenarios.

MR. OFFENHARTZ: Thank you. No further questions.

THE COURT: I will ask one — go ahead. I want to ask: Why do you want to buy iBasis if you are so pessimistic about its results?

THE WITNESS: We are not pessimistic about its results. We really believe that we will be able to run the company better than in the current circumstances, where we only own 56 percent, and we also believe that taking the company private will help them to reduce the costs.

THE COURT: So you are hoping to reduce things like public filing costs, and things like that?

THE WITNESS: Yes.

THE COURT: 404.

THE WITNESS: Yes.

THE COURT: But, you know, I looked at all these projections, and you know your projections are pretty — they are just pretty dismal. So I’m just trying to get at — they are dismal in comparison. You had your M&A look. They had the things like, “Let’s consider any…” — “No, we are not going to do that.” The optimistic projections, which weren’t the going gangbusters. They were optimistic, were attainable. You didn’t pick them. You really didn’t even pick the “perform in accordance with the market.” Right?

THE WITNESS: I think we picked the scenario that was, in our perspective, a realistic scenario.

THE COURT: Wait a minute. But you had — I actually saw some year-end expectation things. You even kind of went arguably lower than them. Right? And then the “perform at market” your team said the “outperform market” was obtainable. Right? Correct?

THE WITNESS: Not the M&A team, but the other team has made —

THE COURT: The team you had working on it, you know — you know, you were shown scenarios.

THE WITNESS: Yeah.

THE COURT: They had it at attainable. Correct?

THE WITNESS: Yes.

THE COURT: That’s the “outperform market.” But you didn’t even go with “perform with the market.” Right?

THE WITNESS: I think the parent projection scenario is “performing according to market.”

THE COURT: Well, okay. So — but lower than the earlier projections?

THE WITNESS: Lower than.

THE COURT: I’m just saying, what is it about the business you are going to do with it — you have to realize, right, if you made a bad investment — I’m assuming you are a rational person — the law of some costs doesn’t make you go deeper. You are not looking to get out. You are looking to buy it all.

THE WITNESS: Yes.

THE COURT: What is it that you are going to do that is so nifty that is going to turn this into an “outperform plus outsource deals” such that it’s worth for you to do it?

THE WITNESS: We really believe that when we take the company private, we will be able to improve the performance of the company.

THE COURT: In what way? I mean, are you going to get new customers? What is it — the dynamic image that you have? What is it that Mr. Gneezy and his team can’t do?

THE WITNESS: Up until now, they have shown it’s impossible for them to close any outsourcing deals. We had to support them in reducing their costs in a way that is — shown also in the P&L, and we really believe that —

THE COURT: Admittedly, you also changed some prior pricing issues for them. Right?

THE WITNESS: We negotiated, for the

mobile affiliates of KPN, new prices compared to the prices we were charged at the beginning of the transaction.

THE COURT: Right. That was new. That was adverse for them. Right?

THE WITNESS: Yes. But we could have also moved to — traffic from the mobile affiliates to other service providers that offered us better deals than iBasis.

THE COURT: Certainly, you could have. All I’m saying is when you said you had to help them out, you also came to them, as a company you controlled, and said, “Your affiliate came and said we are going to take a substantial amount of the business unless you reduce your pricing.” Right?

THE WITNESS: Yes.

THE COURT: And so if you do that, it may be more difficult for them to finance acquisitions, or other things. Right?

THE WITNESS: That could be, but —

THE COURT: They were also — you indicated they were in the middle of integration. Right?

THE WITNESS: Yes. In the beginning

of ‘08, iBasis was in the middle of the integration.

THE COURT: That can be distracting, right, and costly?

THE WITNESS: Integration?

THE COURT: Yeah.

THE WITNESS: Yeah. But that was part of the strategy, to integrate KGCS and TDC into the iBasis.

THE COURT: Okay.

THE WITNESS: Company and integration was not —

THE COURT: That was part of the strategy from the beginning.

THE WITNESS: Yes.

THE COURT: When did the strategy become that you were going to buy them all in? How quickly did that become part of the strategy.

THE WITNESS: We decided to take the company private in the June 11th board of management meeting, as a result of the process where we had assessed the way going forward with iBasis. And we assessed three scenarios: The keep as - is, including execution of the improvement programs; the sell scenario; and the buy-of-the-remaining-stake scenario.

THE COURT: Isn’t it also an ideal time to buy because the market is beating up companies so bad?

THE WITNESS: No.

THE COURT: It’s not a good time to be a buyer?

THE WITNESS: Of course, it’s a good time to buy a company, but it’s all — the decision is driven by the performance, and we really believe that taking the company private will help the company to improve their performance.

THE COURT: So — just so I understand it, it’s just really the quality, the superior quality, of your management, compared to theirs, rather than that you have some different business strategy which suggests that you are going to drive up the revenues in a way that you rejected in coming to your estimate of projections?

THE WITNESS: Sorry. I don’t — I don’t understand.

THE COURT: You are a very articulate guy. It’s not that you are going to do anything differently.

THE WITNESS: No. We are fully

aligned with — on strategy.

THE COURT: It’s just you are going to do it better.

THE WITNESS: Yes.

THE COURT: So you are so much better at this that it’s going to push up the results to the levels you rejected in coming up with your parent projections.

THE WITNESS: No. That — when we are looking forward, we really believe that we can increase the minutes and the revenue also by outsourcing, because we really believe that outsourcing could generate additional revenue, but up until now —

THE COURT: You believe your sales force is going to be more formidable and persuasive than theirs.

THE WITNESS: The current sales force has not shown that they are able to make any outsource deal. The two large outsource deals that could have been closed weren’t closed by iBasis, but by competitors of iBasis, and the third one that is now under negotiation, we don’t know the results up until now.

THE COURT: It’s not that you are going to be bringing any infrastructure capacity to the table in addition to what iBasis has. It’s just you are going to be more persuasive, and because it will be part of a bigger entity, it will be more credible as a sales force.

THE WITNESS: Yes. Yes.

THE COURT: But those are the only reasons, the lack of the public company costs and that you are just going to be better at executing the plan than Mr. Gneezy and his team.

THE WITNESS: Yes.

THE COURT: Okay. Thank you.

MS. NORTH: Your Honor, if I may. In your questioning of Mr. Blok, he indicated that KPN determined to go forward with a tender offer on June 11th, 2009.

THE WITNESS: July 11th.

MS. NORTH: Thank you.

THE WITNESS: July 11th.

THE COURT: You had been considering that since like autumn of the previous year. Correct?

THE WITNESS: We started to consider the way forward with iBasis in October ‘08. Then the board of management decided —

THE COURT: The first time you revealed anything about that planning was when, to iBasis?

THE WITNESS: After we have made the decision to go forward with the tender offer. June — July 11th.

THE COURT: And so as soon as you essentially — right before you launched, as a courtesy, you informed iBasis?

THE WITNESS: After we had made the decision, before we have launched the offer, we informed iBasis.

THE COURT: You have never had negotiations with the special committee?

THE WITNESS: There — no. There were some talks between bankers and lawyers, and we had some discussions, the legal officer of KPN and myself.

THE COURT: But you launched at a price, right, without prior — a prior attempt at negotiations.

THE WITNESS: Yes. Yes.

MS. NORTH: Your Honor, at this time, KPN is prepared to call its next witness.

THE COURT: Okay. Thank you, sir.

THE WITNESS: Thank you.

MS. NORTH: Your Honor, KPN calls Mr. Joost Farwerck to the stand.

JOOST FARWERCK, having been duly sworn, was examined and testified as follows:

MS. NORTH: May I proceed Your Honor?

THE COURT: You may.

DIRECT EXAMINATION

BY MS. NORTH:

Q                         Good morning, Mr. Farwerck.

A                         Good morning.

Q                         State your name for the record, please.

A                         Joost Farwerck.

Q                         By whom are you employed?

A                         I’m employed by KPN the Netherlands.

Q                         What is your current position with KPN the Netherlands?

A                         Director of wholesale and operations in the Netherlands.

Q                         How long have you been in that position?

A                         This is the fourth year.

J. Farwerck - Direct

Q                         How long have you worked at KPN the Netherlands?

A                         14 years now.

Q                         Could you just briefly describe what you did at KPN the Netherlands prior to the time that you became the director of wholesale and operations.

A                         Right now, I’m responsible for the operations in the Netherlands, fixed mobile, TV, field forces and wholesale on the other side. Before that, I was director of carrier services, which meant that I was responsible for both the national and international wholesale voice business KPN was doing, including KGCS. And before that, I was secretary to the board of KPN — KPN and the supervisory board of KPN. And before that I ran projects, was sales manager, and I started in the legal department.

Q                         Are you on the board of management of KPN?

A                         No, I’m not.

Q                         Have you ever been on the board of management of KPN?

A                         No.

Q                         Mr. Farwerck, are you familiar with a company called iBasis?

A                         Yes, I am.

Q                         How are you familiar with it?

A                         Well, I know iBasis since, I guess, 2004. I was introduced by the head of KGCS to iBasis. And we, of course, made the deal. And I’m a board member of iBasis since first of October, 2007.

Q                         Do the financial results of iBasis impact your personal compensation?

A                         Yes, it does.

Q                         How?

A                         Well, the figures, the financial results of iBasis, are consolidated in the figures of wholesale operations within KPN. So every month I present the financial results of wholesale operations, including those of iBasis to, our board.

And secondly, also, my retention scheme is referring to the results of iBasis.

Q                         When you mean “retention scheme,” what — when you say “retention scheme,” what do you mean?

A                         The bonus plan.

Q                         Thank you. I would like to turn now to the transaction that KPN and iBasis entered into in October of 2007. I think you testified a few minutes ago that you first learned of iBasis in around 2004.

Is that correct?

A                         Yes. That’s correct.

Q                         And would you explain again how it was that you came to be introduced to iBasis around that time?

A                         Well, first of all, my background was more national wholesale voice. I went with Mr. van Ierland to meet a lot of players in the wholesale voice international markets, to get familiar with companies and how dynamics in that business worked. And he mentioned iBasis a couple of times. He knew the company better than I did. And he said that these — this was very interesting company, they were worth connecting — connected to incumbent operator, and they were trading traffic on — based on IP routes.

Well, he said it could be very interesting for to us meet. I believe it was in 2004, in New York, that I first met Mr. Gneezy, from iBasis, together with Mr. VanderBrug.

Q                         Did you subsequently have additional meetings with iBasis?

A                         Yes, we did. We shared our vision on the international wholesale, and there was a connection. We had dinner, and we agreed there would be a next meeting, to see if we could work out interesting strategic opportunities for the two companies.

Q                         Did you ultimately work out an interesting strategic opportunity for the two companies?

A                         Yes, we did. We finally closed the deal in June, 2006.

Q                         Can you just give a general outline of what the terms of the strategic opportunity that you were negotiating were?

A                         Well, since iBasis was routing IP traffic and we were developing an IP strategy in the Netherlands, we said that we thought that old telephony copper traffic would migrate to IP in the future. We were developing new IP services in the Netherlands that we thought would match with the international IP strategy of iBasis. We had complementary footprints. We’re strong in the western part of Europe, namely, and iBasis in the U.S. and Mexico. And we thought we had a good connection between the people.

IBasis had good systems. We brought in mobile traffic. IBasis wasn’t running mobile international voice traffic in those days. So there was an interesting combination of business for the — for a possible merger.

Q                         Were you involved in negotiating the possible merger?

A                         Yes, I was.

Q                         And to your knowledge, did KPN and iBasis enter into any agreements in connection with this merger?

A                         Yes, we did. We signed off a sales and purchase — stock purchase and sales agreement in June, 2006.

Q                         And was there another agreement?

A                         Yes. There was also the framework service agreement connected to that.

Q                         I want to focus now, Mr. Farwerck, on the time period before the iBasis/KPN transaction was executed. I’m going to refer to that as the October 2007 transaction. And I would like to — you to talk about what the business of KGCS was prior to the time of the October 2007 transaction.

A                         Well, on the high level, we were doing three things. We were running our international fixed traffic, outgoing and incoming, the Netherlands; so our retail international voice traffic, that is.

Secondly, we were routing our mobile traffic coming from the Netherlands and into the Netherlands, and also coming from Germany and Belgium.

And thirdly, we were also doing trading traffic, same as iBasis did, so that meant that we were running traffic for other players in the market from one network to the other.

Q                         And for which entities were you running mobile traffic or was KGCS running mobile traffic?

A                         That’s for KPN Mobile — that is our Dutch mobile operator — for E-Plus, which is the German mobile operator of KPN; and for Base, the Belgium operator.

Q                         Again, prior to the October 2007 transaction, how much traffic did E-Plus send to KGCS?

A                         Well, close — prior to the deal was 100 percent. Sometimes it was less.

Q                         I will get to the sometimes it was less in a minute. Let me ask: With respect to KPN Mobile the Netherlands, immediately prior to the October 2007 transaction, to the best of your knowledge, how much traffic was KPN Mobile the

Netherlands routing through KGCS?

A                         There was 100 percent.

Q                         And what about with respect to Base, Mr. Farwerck?

A                         Prior to the transaction, for Base we were running approximately 60 percent of the traffic.

Q                         And to your knowledge, today, how much traffic does E-Plus send to Base?

A                         100 percent.

Q                         And how much traffic does KPN Mobile the Netherlands send through iBasis?

A                         Also 100 percent.

Q                         And how much traffic does Base send to iBasis today?

A                         That is approximately 75 percent now.

Q                         Now, again, focusing on the time period prior to the October 2007 transaction, do you recall any complaints from the KPN Mobile affiliates about the price and quality offered to them by KGCS?

A                         Yes. We had monthly discussions with our customers; not only our external customers, to put it that way, but also with E-Plus. And if I say “we,” that was Mr. Ierland, with his wholesale voice international team. He headed KGCS. And in this business, it’s always very important to measure quality, discuss quality, and measure pricing and to discuss pricing. We had a lot of discussions with E-Plus, if I recollect well, about pricing.

Q                         And again, focusing on the time periods prior to the time of the October 2007 transaction, do you recall if any of the KPN Mobile affiliates threatened to move traffic away from KGCS?

A                         Well, I, for sure, remember one occasion that E-Plus threatened to reroute traffic, because they really did. So they started to route 10 or 20 percent of their traffic through another carrier.

Q                         When did that happen?

A                         That was probably in 2005.

Q                         And do you know why it was that E — Plus rerouted some of its traffic at that time?

A                         Well, there was this classical discussion, as you have in the wholesale business, between KGCS and E-Plus. And for some kind of reason, they couldn’t work it out. And before I got into that, they already started to route away the traffic.

So Mr. Ierland in 2005 had informed me about these discussions, but it took us by surprise that they started already to route away the traffic.

Q                         Was the traffic that had been routed away ultimately rerouted to KGCS?

A                         Yes, it was, because I remember that I had my monthly review with board — the board of Royal KPN. So then once a month, I present the results, to give an update on the results to our CEO and CFO of the company. I use that moment, also, to escalate this issue.

And they said that E-Plus should bring back the traffic, and I — or the KGCS had to come with a better pricing scheme with respect to E-Plus.

Q                         And did you come back or did KGCS come back with a better pricing scheme?

A                         Yes, they did. So we got back the traffic.

Q                         I would like to turn now to one of the agreements that you referenced earlier, the framework services agreement. I’m going to refer to that as the FSA and ask you to take a look at your witness book, to take a look at JX 1007, please. Do you have that in front of you, sir?

A                         Not yet.

Q                         Do you have it? It’s near the

beginning of your book.

A                         Sorry. I have got it.

Q                         Do you have it?

A                         Yeah. Took me awhile.

Q                         Do you recognize this document?

A                         Yes. This is the original FSA we worked out in 2006.

Q                         And turn, if you would, to the last page of JX 1007 and take a look?

A                         Yes.

Q                         Is that your signature that appears on the last page?

A                         It’s my name.

Q                         Your name, not your signature?

A                         No. It’s my handwriting, as well.

Q                         Your handwriting. You didn’t sign it. You just hand-wrote your name?

A                         Apparently.

Q                         Do you recall when this — or when was this document executed?

A                         Well, this was in 2006, like I said.

Q                         What is your understanding of how the framework services agreement works with respect to fixed or land-line traffic — or so-called land-line traffic?

A                         What we agreed upon is that with respect to the fixed traffic generated by KPN the Netherlands outgoing, we — iBasis, for the coming — for a coming period of three or four years would run all the traffic. And we guaranteed on fixed margins, far above market level. This was a part of the deal.

Q                         Were the agreed-upon profit margins for the fixed traffic set forth in a document?

A                         Yes. There is a schedule that we first — the framework services agreement.

Q                         Does the FSA cover mobile traffic?

A                         Yes. That’s a very important item in the FSA. That is in Article 3, where it’s about “PREFERRED SUPPLIERSHIP” of KGCS.

Q                         Can we highlight Section 3 on the screen, JX 1007? This is the article that you were just referring to, Mr. Farwerck?

A                         Yes, it is.

Q                         Can you just describe — let me ask it this way: Do you have an understanding as to how the framework services agreement works with respect to mobile traffic?

A                         Yes. The 3.1, we say that KGCS is the

preferred supplier with respect to certain traffic stream, and that’s defined as mobile voice traffic generated by any member of the Royal KPN group. So that is KPN Mobile, E-Plus and Base, in effect. So that is very important. But what does preferred suppliership mean? That is worked out in 3.2.

Preferred suppliership, we worked out, means that we always give KGCS the first bid and the last call option. That means that they — we always should enable iBasis or KGCS to come up with a matching proposal in a bid procedure.

Since in the wholesale business it’s a daily process — pricing is a daily process — worldwide prices are changing on a daily basis. Therefore, normally, once a quarter or once in six months you come up with a new pricing scheme, as a supplier.

Q                         You testified earlier that you were involved in the negotiations relating to the October 2007 transaction. Is that correct?

A                         Yes.

Q                         And to your knowledge, did anyone at KPN make any promise with respect to the volume of traffic that the KPN Mobile affiliates would provide to iBasis going forward?

A                         You mean besides preferred suppliership situation? No.

Q                         To your knowledge, did anyone at KPN make any promise with respect to the margin that iBasis would make on the traffic that the KPN Mobile affiliates gave to iBasis?

A                         No. We did not.

Q                         To your knowledge, did anyone at KPN make any promise with respect to the revenues or EBITDA that iBasis would generate as a result of the mobile traffic it got from KPN?

A                         No.

Q                         Now, I want to shift gears, now, to talk about iBasis’ financial performance in the year after the October 2007 transaction. Do you recall how iBasis was performing during that year after the transaction?

A                         Yes. I recall.

Q                         What do you recall?

A                         Well —

Q                         What was its performance like?

A                         After three years being responsible for KGCS within the KPN group, we finally got into the final closure at the first of October, 2007. And in the first two quarters, we noticed that the new iBasis company was losing revenue. And we thought that the OPEX level was too high, the cost level of the company, on a high level.

Q                         And did you do anything about the high cost levels at iBasis?

A                         Well, I saw some strange things happening with respect to the traffic in the Netherlands, which was we couldn’t always share with iBasis, because of the regulation in the Netherlands. But, for instance, we saw that they were losing KPN traffic going to the Netherlands, which is highly unusual. We also saw that their cost level of the company was too high. So that was the first thing.

We had all kinds of discussion, mainly with Mr. Ierland, who used to work for me and who was — who is right now in the board of iBasis, responsible for the purchase and sales of the business.

Q                         Did KPN provide any compensation to help iBasis with its cost issues?

A                         Yes. Of course. Directly around the first — around the first of October, all kinds of issues popped up. And what Mr. Ierland explained to me was that KGCS knew they had to pay termination fees to KPN in the Netherlands because that is the law in the Netherlands. But he pointed out that they didn’t take into account that the fees on other networks, not being KPN, were higher. He said KPN is going to route that traffic for you, and that is another traffic stream also regulated in the Netherlands. So my organization said, “Well, we have to pay you the higher — we have to charge you the higher fees for the other networks in the Netherlands.”

So that is a little bit complex, because it’s about different traffic streams, and it’s about Dutch regulation. But Mr. Ierland discussed this with us. He used to be responsible, in previous years, for the regulated business in the Netherlands. We also discussed it, worked it out with Gert-Jan Huizer, working for Paul Floyd within iBasis currently.

And so we had discussions. And they started to say, “Well, you have to compensate that, because we didn’t take that into account.” And we had people in the KPN organization saying, “We can’t compensate that. It’s the law. You just have to pay.”

Q                         Did KPN ultimately compensate iBasis for these termination fees?

A                         Yes, because, to be quite honest, I thought it was — as not only a board member, but for me personally — very important to show good results in iBasis, and to deal according the expectations we had when we finalized the deal.

So I said already before the first of October to Mr. Ierland that we would compensate that, not be compensating regulatory fees, but by paying out higher on other services, the IDD out traffic.

Q                         Roughly speaking, what was the impact on iBasis of the compensation for these fees?

A                         That is about 10 million euro in a year.

Q                         To your knowledge, did iBasis lose any traffic as a result of the issues concerning the termination fees?

A                         Sometimes discussions became a little bit complicated. People started to mix up things. We knew we were compensating this. We, on our side, I know for sure, took an accrual on that in the first or second month after the first or second of October already. I’m pretty sure iBasis did, as well.

Q                         You took an accrual for what, sir?

A                         To take into account that we were compensating — or that we would be charged, at the end higher, for IDD out by iBasis. But the most important thing was that our people had to work this out very carefully. It was about regulation. It’s very important that we act according to law in the Netherlands. We didn’t make this deal for breaking the law in the Netherlands. We have enough discussions with our regulator and other players in the market in the Netherlands.

So I conformed this. That was dealt with. But every now and then someone said, “Yes, but we have to pay high termination to the other networks in the Netherlands,” which was true, but we dealt with it.

THE COURT: I just want to capture — if I miss something, I apologize. And — but I’m sensing this seems to be an important subject to both sides. As I understand the witness’ testimony, before the affiliate that iBasis bought was bought in, it’s customer had already been complaining about the cost structure. I don’t know whether that was ever shared in negotiations with iBasis or not. And you may want to cover that, or it’s going to come out in cross, whether that was something that hit them out of the blue.

And then there is this issue of this 10 million — I guess it’s euro thing. Was the affiliate that iBasis was sold — were they having to pay that before? Where did this unanticipated cost come from? And did it have anything to do with iBasis’ new management? Doesn’t sound like it did. Those are what I need to have sort of crystalized. Put this in perspective. It sort of sounds like it comes out of the blue to iBasis.

I will be clear. I’m the judge up here. I’m not a jury. What I’m thinking about is, you know, you are not doing anybody a favor if you spring a 10 million-dollar euro problem on them. You might be ameliorating a problem that you knew about, especially that you are springing on them, but it’s not exactly like a birthday present, or if it is, it’s not a very good one.

MS. NORTH: Let me see if I can address some of those — or Mr. Farwerck can address some of those questions, Your Honor.

BY MS. NORTH:

Q                         Mr. Farwerck, to your knowledge, was iBasis aware, prior to the time that the October 2007 transaction was executed, that these termination fees would have to be paid after the transaction?

A                         Yes. We discussed that, and it’s the law in the Netherlands to pay out termination if KPN is routing traffic on your behalf.

Q                         Okay. Let me take this in small steps. With whom did you — did KPN discuss this issue prior to the time of the 2007 transaction?

A                         Well, there were two teams working out the whole new KGCS organization. I guess it was our financial people and those within iBasis. But the most important thing is that to avoid all these kind of discussions already coming up now, we said, “Okay, let’s fully compensate all these unforeseen costs, and let’s not have discussion if it was foreseen, if it was covered by the deal or not.” Until today, KPN takes care of that by compensating.

Q                         I understand. Sticking with the time period prior to the time the transaction was executed, did you have discussions with anybody about the fact that iBasis would have to pay the termination fees after the transaction?

A                         Well, we explained the situation in the Netherlands. I remember explaining the regulation in the Netherlands. So it’s not a secret that if you are — if you buy — if you purchase services from KPN the Netherlands, then some of these are regulated.

Q                         With whom did you have these discussions?

A                         I know our teams worked it out. I’m pretty sure we — between the teams of Mr. Gneezy and myself, shared this.

Q                         Did you have any discussions with Mr. Ierland about it?

A                         Yes, Mr. Ierland worked this out in great detail. He worked for me in those days. He got a little bit worried if this was fully covered by the deal. I explained to him: “Okay. Let’s take care of it. Let’s not have long discussions about if you did foresee it or not foresee it.” And therefore, until today, we still compensate this.

Q                         You had those discussions with Mr. Ierland prior to the time the transaction closed?

A                         Yes, we had.

Q                         And prior to the time the transaction

closed, where was Mr. Ierland living?

A                         Mr. Ierland lived in Burlington. I think he moved to Burlington at the end of 2006 already. So he was working in the iBasis office already as from the beginning of 2007.

Q                         And I think you have already addressed this, but just for the sake of clarity. Why after the transaction were these termination fees required when they weren’t prior to the transaction?

A                         Because telecom operators not fully owned by KPN have to pay regulatory fees for terminating traffic to networks in the Netherlands, if that is a service delivered by KPN.

THE COURT: So that the change in ownership of the affiliate — I apologize. I just have a total mental block when people call companies by streams of unpronounceable consonants. I don’t like judicial decisions written that way. I try not to write them myself. I’m not even sure that they are originally an acronym. I thought an acronym was something like SNAFU, something that became a word worth pronouncing from its parts. CIA is not really an acronym. It’s a string — it’s just your initials.

But putting aside linguistics, what

I’m saying is I have a hard time keeping all these things straight in my mind.

The affiliate that you sold to iBasis, that used to be the exclusive provider to KPN when it was controlled wholly by KPN, it did not — KPN did not have to charge it? Which way — the charge goes against the provider. Right? If the charge — as I understand it, iBasis becomes, essentially, this — this affiliate becomes a wholly - owned subsidiary of iBasis. IBasis is not a Netherlands domiciliary. In order for the subsidiary to now provide the services it was providing previously, Dutch law requires the payment of this fee.

THE WITNESS: That’s right.

THE COURT: Because the owner of the provider is not Dutch?

THE WITNESS: No. It’s not about being Dutch, but it’s not being KPN.

THE COURT: Well, wait a minute. So KPN has to just —

THE WITNESS: We —

THE COURT: Someone other than the — it’s not KPN specific. It’s that the nature of the services that KPN is procuring — if KPN itself doesn’t do it, a charge that is imposed regardless of where the party providing the service was?

THE WITNESS: Well, it’s telecom regulations in the Netherlands, and a lot of other countries, that traffic between operators in a certain country is regulated, the pricing with that respect. We handle traffic for another operator in the Netherlands, we have to charge regulatory fees.

THE COURT: If it was another operator in the Netherlands, the same fee would have to be charged?

THE WITNESS: Absolutely. That is exactly what happened.

THE COURT: But when the subsidiary was owned by KPN, it was seen as an intracompany transaction?

THE WITNESS: That’s right.

THE COURT: Regardless of the fact that it was actually a separately incorporated subsidiary of KPN?

THE WITNESS: Yes. But it was be and intercompany fee.

THE COURT: You would look through the subsidiary in that situation and it’s, basically, KPN dealing with itself.

THE WITNESS: Right.

THE COURT: As if it had no separate subsidiary.

THE WITNESS: Exactly.

THE COURT: Are you saying, really, the iBasis folks had no idea this would be an effect of the transaction?

THE WITNESS: No. I’m saying that this was worked out.

THE COURT: No. No. Before iBasis bought —

THE WITNESS: Yeah.

THE COURT: — the affiliate, were there discussions that this would be a consequence of the nature of this transaction?

THE WITNESS: Yes.

THE COURT: They understood that it would result in a price adjustment?

THE WITNESS: But there was — what I — what people explained to me was that they were not aware that prices of other networks not owned by KPN sometimes were higher than the pricing with respect to KPN. So in the plan, they took into account the termination fee of KPN, which is the lowest in the Netherlands, due to regulation, but that we bring traffic to another network — Vodafone or Verizon in the Netherlands — then sometimes the charge is higher. We have to charge it to iBasis.

THE COURT: When you say termination fee, this is to — the notion of terminating the call.

THE WITNESS: Bring the call to the network.

THE COURT: That is a regulatory term.

THE WITNESS: Yes.

THE COURT: For us Delaware people, we are thinking about the price of getting out of the deal, or something like that. But the fee charged to be the actual terminus of calls?

THE WITNESS: Right.

THE COURT: It’s imposed by Dutch regulatory structure?

THE WITNESS: Absolutely.

THE COURT: Thank you.

THE WITNESS: When I thought that — I thought it was very important for the new iBasis not to have these discussions pre-iBasis and KPN for a long time. And therefore, I saw the reason of compensating those extra costs involved. And we worked out a mechanism. My team worked out a mechanism together with iBasis, to compensate those unforeseen extra costs. And that’s what we do until today.

BY MS. NORTH:

Q                         Okay. Were there other concessions or was there other compensation that KPN provided to iBasis?

A                         Yes. Well, according to the agreements and the framework services agreement, we agreed on all kind of services to be delivered by KPN to iBasis. And I think from the beginning of 2008, we started to work on lowering these costs, to improve the cost level of iBasis.

Q                         Let me make sure I understand. Were they — was the compensation or the concessions — were they required by the framework services agreement?

A                         Well, that was — exactly that discussion. I don’t think, maybe, at the end, the compensation was required, according to the SPSA, the stock purchase sales agreement. However, I thought it was in line with the ideas of how to make a deal, and the future of iBasis to compensate.

Q                         Can you describe what some of the compensations were?

A                         Separately from the compensation on the traffic we just discussed, that complicated matter, there were all kinds of costs to be charged from KPN to iBasis. For instance, the rental of an office, the transmission of — national transmission, national network elements, IT cost, international network elements. So we started to make a list of all kinds of these services KPN was delivering to iBasis, with a pricing scheme according to the deal. We started to work on lowering these cost levels to benefit the company.

Q                         You said — sorry. You said that you started to generate a list? Is that right?

A                         Yes. We worked out an issue list, as we called it. Every now and then Mr. Blok and myself, we had a call with Mr. Gneezy and Paul Floyd and Mr. Ierland, and we went through the list, and we thought it was very important to see if we could reduce costs on both sides, to improve the results of iBasis.

Q                         Did you, in connection with generating

that list and having conversations with iBasis, have a sense, get a sense, roughly, of the value of the concessions that KPN was giving to iBasis?

A                        Yeah. Well, to — in my own words, there were some big chunks in it. For instance, I also offered — we thought it was very important to start rationalizing the head office in the Netherlands of iBasis, reorganize and lay off people. And last year, beginning of this year, we agreed these people could be brought back to KPN in the Netherlands, and that my HR department would take care of that, which is only around two or three million. So I guess it adds up, roughly, to five or six million euro on a yearly basis.

Q                         For all of the concessions that KPN provided?

A                        Separate from the compensation we previously discussed.

Q                         So all in, all of the compensation, the concessions that KPN provided to iBasis, do you have an estimate of the total combined number?

A                        Well, that first compensation issue adds up to, let’s say, 10 million, we compensated; and all the other issues to, let’s say, five or six. It’s roughly 15, 16 million euros.

Q                         Euros. Thank you.

Let’s turn now to the topic of pricing disputes. Did there come a time — and Mr. Farwerck, for this I am going to use Demonstrative Number 1, which is a timeline that sets forth pricing disputes. We are not going to go through all of the points on the timeline.

MS. NORTH: Your Honor, I am not going to go through the entirety of the October 2008 dispute, but I do want to ask Mr. Farwerck some questions about earlier pricing disputes.

BY MS. NORTH:

Q                         Did there come a time after October — after the October 2007 transaction that you became aware of pricing disputes between KPN Mobile affiliates and iBasis?

A                        Yes. Mr. Ierland informed me, with respect to a discussion between — I guess it was E-Plus and iBasis. Mr. Gneezy did send an e-mail, here on the screen, to me and Mr. Blok. He mentioned that he felt a lot of pressure coming from the KPN Mobile entities on the pricing, and that he would like to have a discussion about the topic in the next board meeting of iBasis.

Q                         Before we get to that discussion, had there been a change in the pricing for any of the KPN Mobile affiliates prior to the October 5th e-mail that you got from Mr. Gneezy?

A                        Well, I know we agreed upon the pricing with respect to KPN Mobile in the Netherlands. IBasis proposed to cover the whole year 2008 with respect to 11.5 percent gross margin. So that was covered.

Q                         Now, you indicated — and the Demonstrative Number 1 shows that Mr. Gneezy indicated that he would like to have a discussion at the board, the iBasis board, on an overall pricing strategy. Is that right?

A                        That’s right.

Q                         And did Mr. Gneezy at that time voice any concerns about specific KPN Mobile affiliates?

A                        Well, I think he felt, mainly, pressure coming from E-Plus. That’s what he is also mentioning in his e-mail.

Q                         What did you do after getting this e-mail from Mr. Gneezy?

A                        Well, I knew we were going to have a

board meeting two weeks later. So I thought the best thing to do is to prepare a very short presentation to support the discussion in the board. Sometimes this kind of detail issue popped up, and then you have this board sitting there with Mr. Gneezy, myself and Mr. Ierland knowing all the details, and my feeling was that the other board members were not that good in the details.

Q                         They can probably be forgiven for that. Right?

A                        Yes. Absolutely. That’s —

Q                         Let’s take a look at JX 22. Put that up on the screen. That’s also in your witness book, Mr. Farwerck. Do you have it in front of you?

A                        Yes.

Q                         Do you recognize this document?

A                        I do.

Q                         What is it?

A                        Well, I — the presentation I prepared. I don’t like thick packs of slides. It’s a two-pager.

Q                         And would you turn your attention to the first page of JX 22, which bears the Bates stamp 4794?

MR. McATEE: Do you have that in front of you?

THE WITNESS: Yes.

BY MS. NORTH:

Q                         Can you explain what this first page is, please?

A                        Yes. I thought it would be very helpful to share some important starting points with respect to business between KPN and iBasis. Therefore, I made this simple overview of four very important starting points, as I call them, in this slide.

So under 1, I — and 2, I mention the May agreements, according to the FSA, the framework service agreements. And so first I mention that — how we dealt with the fixed traffic. It says here that iBasis is KPN’s single supplier on the fixed for a couple of years. We guaranteed gross margins. And below, it mentions the gross margins for 2008 and 2009.

THE COURT: Okay. Just pause. So you mentioned that. What is the basis for that?

THE WITNESS: That was what we agreed upon in the deal.

THE COURT: Is that guaranteed, in your mind, by the written contract?

THE WITNESS: It’s guaranteed by the framework services agreement and the schedule —

THE COURT: I will say this to both sides. To the extent that you can route this, whether this is an oral understanding or whether it’s firmly guaranteed, in your view, by the acquisition agreement, or the contract, that is helpful for me to know.

MS. NORTH: Yeah. I don’t think that it’s in dispute, although iBasis may disagree.

THE COURT: I understand. I understand in the interests of time we are moving along.

MS. NORTH: Yes.

THE COURT: There is a lot of testimony about contracts, and stuff, without much actual reference to the actual language, which makes a sort of traditionalist like me feel at sea.

MS. NORTH: I understand.

THE WITNESS: This is all the traffic generated by KPN in the Netherlands, customers calling —

THE COURT: I’m not being critical. I’m just saying —

MS. NORTH: We will take care of it in the briefing.

THE COURT: As to each bite, if this is an area of discretion versus contractual obligation, in your viewpoint, elicit that from the witness if you can.

MS. NORTH: Yeah. I will. I’m just looking for my exhibit. I will move on. I will come back.

THE COURT: Yeah. I said — we will be talking about what the pre — posttrial briefs, and stuff, should highlight. I’m just saying so I can get the witness’ view of that as we go along.

MS. NORTH: Okay.

BY MS. NORTH:

Q                         Can you move along to mobile traffic?

A                        Yes. One is mentioning fixed traffic, with the gross margins of 35 percent, which is a lot, of course. Second part mentions the mobile traffic. There, I explained that we work according to first-bid and last-call provision we just discussed, which is worked out in the framework services agreement, as well.

Here, I say the first-bid and last-call provision accounts for the mobile traffic. Then I mention E-Plus, Base, and KPN Mobile, to make sure we understand each other.

Q                         The first bid/last call provision, Mr. Farwerck, is that the provision in JX 1007 that you referenced us to earlier?

A                        Yes. That is Article 3.2, if I’m not mistaken.

Q                         Thank you.

A                        So that — I also mention that between iBasis and KPN early in the year, there was already in the agreement with respect to all traffic from KPN Mobile the Netherlands — we covered that for the whole year. So therefore, I mentioned that there, that these were good starting points for all of us to understand.

Q                         Mr. Farwerck, with respect to the margins that iBasis makes — let me ask it this way: Are the margins that iBasis is to make on the mobile traffic agreed to in any document, to your knowledge?

A                        No, they are not. That’s what the first-bid and last-call provision is all about.

Q                         Are the margins made on fixed traffic set forth in any agreement, to your knowledge?

A                        To my knowledge, it’s arranged for three or four years in the schedule.

Q                         In a schedule to the FSA?

A                        Right.

Q                         Okay. Thank you. Is there — can you continue on?

A                        Yeah. Sorry. Then I go to the third item. There, I mention, not to — there I try to simplify this whole discussion about compensation and unforeseen costs in the Netherlands, we just discussed. I point out these unforeseen costs related to KPN traffic will be fully compensated by KPN to iBasis.

In this document I, again, confirm this also to the board. And then I thought it was also good to give an update on how the KPN traffic within iBasis was doing, because we were in the fourth month of 2008, and we saw a development. And in the results of iBasis, we received management reports from iBasis. And there, I conclude that it looked like the total gross margin of iBasis was doing, on the KPN fixed and mobile traffic — was above what we planned.

So that was a good signal that the compensation works, that first-bid/last-call works, that we were doing good on the fixed traffic because we were going according to plan, or above.

Q                         Would you turn to the second page of your slide, JX 22? Can you just briefly describe what is on this slide?

A                        Well, there I make a proposal for how to proceed on all these discussions that could come up and had to be worked out. Here, I suggest to install an iBasis office in my organization, to dedicate some people in an office. I mentioned people in the iBasis office. These were people very familiar with the business, and with good financial and telecom backgrounds. And I also suggested that it could be a good idea to also define the people within iBasis that would be the interface for the iBasis office. And then I say my purpose is that this iBasis office will support us and work out all kinds of issues or discussions that could come up for the coming period, and work that out in detail for us, so we can decide upon it without having all kinds of operational-issue discussions at the board.

Q                         And can you read the second bullet

point, or describe for us what the second bullet point was proposing?

A                         Well, I propose here that the KPN/iBasis office, together with iBasis, would work out a good, detailed financial overview for traffic stream, how we did on the business, how we were proceeding, and what we expect for the year, so we would not have all these discussions about what is in or what is not in the results and — that it would give a good overview for the board of iBasis.

Q                         Let’s go back to the timeline you prepared these slides, I think you said, for an iBasis board meeting. Is that right?

A                         Yes. That’s right.

Q                         Do you recall on what days that iBasis board meeting was?

A                         Eighth of May.

Q                         Did you attend that board meeting?

A                         Yes. I couldn’t attend it in the room itself, so I called in by phone.

Q                         Did you discuss the issue of KPN’s pricing strategy during the course of this board meeting?

A                         Yes. I took some time to explain what

was in the slides, and we went through it. I explained the starting point, how the framework services agreement works on fixed traffic, on mobile traffic, how we compensate unforeseen costs. I also mentioned how we were doing with respect to KPN’s traffic according to plan. Then I said — I also suggested to install the iBasis office to work out operational and financial issues possibly coming up, and together with iBasis make good financial overviews for us.

Q                         When you gave your presentation on pricing during this May 8th, 2008 board meeting, did anyone disagree with the statement that the starting point was the framework services agreement?

A                         No.

Q                         Did anyone at the iBasis — during the course of this meeting say that he thought that iBasis was guaranteed 99 percent of KPN Mobile affiliates traffic?

A                         No.

MR. WALLIN: Objection, Your Honor. Leading.

THE COURT: Sustained.

BY MS. NORTH:

Q                         During the iBasis board meeting of May 8th, 2008, did anyone raise the issue of volume of mobile traffic?

MR. WALLIN: Objection, Your Honor. That is still leading.

MS. NORTH: I will move on.

THE COURT: It is. But I will allow it on the grounds that I gave you all a fair number of those. But that is — less leading is still leading. Obviously, what subjects —

MS. NORTH: That is why I will move on, Your Honor.

BY MS. NORTH:

Q                         Mr. Farwerck, let’s move on. In the presentation that you gave to the board of iBasis on May 8th, you indicated that you were going to look at traffic streams. Is that right?

A                         That’s right.

Q                         Did you in fact conduct that analysis?

A                         Yes, we did. Yeah.

Q                         And did you draw any conclusions from it?

A                         Well, the conclusion we drew was that

we — we looked at the total results of iBasis. Then we took out all KPN traffic, and the margins related to it. That is easy to do. The fixed margins are guaranteed. You can take these out. But the KPN Mobile affiliates have to pay for — according to pricing fees arranged. So you can take that margin out. We came to the conclusion that the trading traffic was really underperforming on margin. That was a very simple analysis to do, by the way.

Q                         What is the trading traffic?

A                         Well, that is the traffic that iBasis is routing not coming from KPN or a KPN affiliate.

Q                         Thank you. Now, moving forward in time and staying with the topic of pricing disputes, when did you next hear about a pricing dispute between iBasis and a KPN Mobile affiliate?

A                         I think it was in September or October of 2008.

Q                         Okay. Now, Mr. Blok has testified about this dispute.

MS. NORTH: Your Honor, I’m not going to go through all of the details with Mr. Farwerck.

BY MS. NORTH:

Q                         But I would, Mr. Farwerck, like to ask

you whether recall that corporate control got involved with a dispute in October of 2008.

A                         Yes, I do.

Q                         Actually, back up. I can’t remember if I asked you or you said: With whom or between whom was this dispute in the fall of 2008?

A                         This was a dispute between E-Plus and iBasis. E-Plus mentioned their intention to route away traffic, and iBasis, Mr. Blok and myself, we didn’t like this. So we took care of it.

Q                         Okay. Now, what did corporate control do, to your knowledge, to resolve the dispute?

A                         They worked out a proposal for the board, to support the meeting of the board about this topic, and to come to a decision on it.

Q                         And did corporate control come to a decision about the dispute?

A                         The board came, prepared by corporate control, and the board concluded that E-Plus should route all traffic via iBasis if iBasis was able to come up with a good pricing scheme.

Q                         Do you recall generally what the corporate control decision said with respect to how the dispute going forward should be resolved?

A                         Yes. There was also a dispute about retroactive charging, lower tariffs from iBasis to E-Plus. And the corporate controller advised our board not to go into that. So that was solved.

It was also mentioned that the pricing should be market conformed. There should be a market-conformed principle, because that reflects the first-bid and last-call procedure, and the preferred suppliership, as arranged in the FSA.

Finally, corporate control advised our board to focus on the margins set at seven percent on the cost level of iBasis with respect to the traffic of E-Plus.

Q                         Focusing on the seven percent margin aspect, what, if anything — to your knowledge, was that seven percent aspect of the ruling implemented or followed?

A                         No. We never implemented that.

Q                         To your knowledge, was the seven percent margin ruling ever applied to any E-Plus traffic handled by iBasis?

A                         No. Never.

Q                         Incidentally, prior to the time of the filing of this lawsuit, did Mr. Gneezy, or anyone else at iBasis, say that the ruling of the corporate control — the ruling of corporate control was impermissible under the FSA or the SPSA?

A                         Not that I can recall. I recall that Mr. Gneezy was annoyed about the seven percent, but I recognized that. So we took it from there to come up with a better proposal than the seven percent. But to answer your question, no.

THE COURT: Okay. Let’s — let me ask. How are you folks doing on time?

MR. WALLIN: Your Honor, we probably need to make sure our clocks are the same, but we — in other words, that we have kept our egg timers the same. But I think that we — at least on our side, we are on track to finish in the half of time we are allotted.

MS. NORTH: And we —

THE COURT: Not that I like doing this to myself or staff, but if we need to shorten up the lunch break to a half - hour, should we do that and make sure we are done?

MR. WALLIN: On our side, we are fine.

MS. NORTH: I don’t think we need to, Your Honor.

THE COURT: Okay. We will come back at 1:30.

(Recess at 12:29 p.m.)

AFTERNOON SESSION

(Returned from luncheon recess at 1:31 p.m., and the proceedings resumed as follows:)

THE COURT: You may continue.

MS. NORTH: Thank you, Your Honor.

BY MS. NORTH:

Q.                      Mr. Farwerck, before we broke for lunch you had finished, I believe, discussing the pricing dispute between E-Plus and iBasis in the fall of October 20 — in the fall of 2008. Do you recall that?

A.                      Yes.

Q.                      Did you continue to remain involved with E-Plus pricing issues after you and Mr. Blok got agreement from KPN that the seven percent ceiling should be withdrawn? And seven percent ceiling, I should say, is the aspect of the October 23rd ruling that related to the seven percent margin.

A.                      Yes. So I thought this ruling to be a good thing with respect to traffic being moved via iBasis, referring to the procedure of first bid/last call and — but we thought we had to work out the better proposal than the seven percent.

So what I did was that I invited

iBasis and both E-Plus to — to join a meeting in my office and to get all the things on the table and work out a good way of working together.

Q.                      And do you recall when you had that meeting?

A.                      It was in January, January 12th of this year.

Q.                      And did you reach any agreements during —

A.                      Yes.

Q.                      — the course of that meeting?

A.                      Yes, we did. We had a whole list of the most important items to cover. I remember Mr. van Ierland from iBasis was there. And he came up with a proposal from iBasis. He suggested to work, to conform system called GW Tracker. And this GW Tracker system would show market conform rates, and he said we suggest to work with the pricing scheme that shows market conformity according to GW Tracker system and to skip the seven percent.

And E-Plus accepted that.

Q.                      Did you report back to the KPN board of management on this agreement?

A.                      Yes. We — all this was put on paper.

IBasis drafted the minutes and the decisions and the action points; and we also — I took the action point together with Mr. Hageman, the CFO of KPN International, who also joined the meeting, to report back to the board of KPN Royal that we — that we accepted this proposal — Mr. van Ierland did in that meeting — and that we wouldn’t work with, according the seven percent advised from corporate control KPN.

Q.                       Mr. Farwerck, would you look at Exhibit JX-1125 in your book?

A.                      Yes.

Q.                       Do you have that in front of you, sir?

A.                      Yes.

Q.                       What is that?

A.                      That’s the memorandum from Mr. Hageman and myself reporting back to the board agreements between iBasis and E-Plus; and on the second page these agreements are more or less the same as the minutes iBasis drafted of that meeting.

Q.                       Okay. You can put that away, sir.

Did you continue — after the July — or the January 12th, 2009 meeting, did you continue to hear complaints about iBasis from E-Plus?

A.                      I think we received another — end

of — end of March received another e-mail. I received an e-mail from Mr. Blok, and he forwarded the e-mail from Stan Miller, the head of KPN International, to me. And in that e-mail Mr. Miller points out to the other members of the board of KPN Royal that in his executive team he received feedback, bad feedback about the quality and pricing of iBasis.

Q.                       What, if anything, did you do after you got this e-mail?

A.                      Well, there was a threat in the e-mail to — to terminate the relationship, as Mr. Miller called it, between E-Plus and iBasis. So I think Mr. Blok and I had a call about this, and we decided again to have it blocked in boards. And I also call Mr. Hageman again, because I was surprised after this first meeting that we received this e-mail from Stan Miller.

Q.                       Did you speak with anybody other than Mr. Miller and Mr. Hageman about this?

A.                      I remember discussing this with iBasis as well.

Q.                       Incidentally, did E-Plus take its traffic away from iBasis at this point?

A.                      No, they did not.

Q.                       What did Mr. — what, if anything, did Mr. Miller say to you about why he sent the e-mail?

A.                      Well, he explained to me that he was — and the people from E-Plus and both Base were really annoyed about the way iBasis was behaving on the professional interface, to put it that way. I was a little bit surprised about that. I thought things were going well after the first meeting.

And he also pointed out that there were serious complaints with respect to quality. That’s the only thing I — I met him somewhere and I asked — asked him after this e-mail. It wasn’t sent from me to him in the first place, but that’s what I received back from him. And I thought it would be better to call Hageman again to schedule a call between E-Plus and iBasis or between KPN International and iBasis.

Q.                       Okay. Before you talk about that meeting, which I do want to ask you about, during this — during the March time — March 2009 time frame, do you recall that the framework services agreement was renegotiated?

A.                      Yes. I mentioned before the lunch break that we were working on cost reduction plan. A lot of costs had to be reduced from KPN to iBasis was our idea. It was not — it was not something according to the agreement of 2006 or — had nothing to do with the closure of the deal in 2007, but it would be good for iBasis, anyway.

So after we took care of a lot of cost reduction on KPN side. IBasis, of course, wanted that to be reflected in a new framework services agreement. That was signed the end of the first quarter this year.

Q.                       Why don’t you take a look at JX-1138. Do you have that, sir?

A.                      Yes.

Q.                       And what is this?

A.                      This is the — the new framework service agreement Mr. Gneezy and I signed off end of March.

Q.                       Okay. To your knowledge, Mr. Farwerck, does the new version of the framework services agreement, JX-1138, contain the same preferred supplier provision —

A.                      Yes, it does. It’s still in —

Q.                       I’m sorry.

A.                      Okay.

Q.                       Let me finish my question first.

A.                      Oh, sure.

Q.                       (Continuing) — contain the same preferred suppliership provision as the original framework services agreement?

A.                      Yes.

Q.                       To your knowledge, did iBasis try to amend the preferred supplier provision of the FSA when you were renegotiating it?

A.                      No.

Q.                       To your knowledge, did iBasis attempt to get KPN to agree that iBasis would be the exclusive supplier for the KPN Mobile affiliates during the course of the time that you were renegotiating the FSA?

A.                      No.

Q.                       Let’s go back to the timeline with respect to pricing disputes. And you mentioned earlier that you set up another meeting. Do you recall that?

A.                      Yes. It was in April 2009.

Q.                       And where was that meeting?

A.                      It was in my office in The Hague.

Q.                       I’m sorry?

A.                      In my office in The Hague. Excuse me.

Q.                       And — and who attended the meeting?

A.                      IBasis again also joining, Mr. Gneezy; and KPN International joined the meeting, Mr. Hageman; the head of Base, the Belgium mobile operator; and Mr. Stout, who is running KPN Belgium, a small-fixed operator in — fixed business company in Belgium brought by KPN in 2007.

Q.                       What was discussed during the course of this April 9th, 2009 meeting?

A.                      Well, first, on both sides, head of Base and also Mr. Gneezy, they had to explain to each other what they — well, how they looked at the situation. And Mr. Gneezy pointed out that he would like to have all Base traffic. It was his — well — he had not — not a good feeling about the fact that Base was still running 25 percent via other carriers; and Base pointed out on their side that they were irritated about the fact that their incoming traffic was routed via Belgacom, and that they wanted to have the traffic directly because, well, they’re competing against each other.

And so that — that was — when that — when that was out of the air, then we made an action list of all kind of issues to cover and to work on future. And I thought that was very good, that first both parties had to express their feelings. And it took maybe three-quarters of an hour, and then we started working on an action list and the final kind of things we could do to improve the relationship and — to start working together in a better way.

Q.                       You mentioned that a representative from KPN Belgium also attended this meeting?

A.                      That’s right.

Q.                       And tell us again what KPN Belgium is.

A.                      Well, it’s a — it’s a small fixed traffic player in the Belgium markets. KPN both — took over in — at the — in October 2007. And the — prior to the deal we — we didn’t know the company was owned by Versatel, if I’m not mistaken, and they didn’t route any traffic via KGCS. And after the deal in beginning of 2008, KPN Belgium started to route traffic via iBasis. And …

Q.                       And when you say after the deal and prior to the deal —

A.                      I mean —

Q.                       — to what deal are you referring?

A.                      — the definite closing of the

transaction with iBasis on the 1st of October 2007.

Q.                       The October 1st, 2007, transaction.

A.                      Right.

Q.                       Did KPN Belgium start to use iBasis to route any of its traffic?

A.                      Yes, yes, they did.

Q.                       And do you know approximately how much traffic KPN Belgium sends through iBasis?

A.                      Nowadays they end like 55 percent of their traffic.

So the discussion was also about that iBasis wanted the other 45 percent, which is, by the way, something like one percent of the total international traffic generated by the KPN group to put things in perspective. But that was also on the table.

And this guy from KPN Belgium, he said that he also would like to have more incoming traffic. And then Mr. van Ierland pointed out that he had to work on his network capacity before that — before we were able to do that.

So all kind of operational action items came up in the meeting, and we made a whole list of it.

And well, I thought it was a good meeting because instead of only complaining about our e-mail, we tried to work out a better relation.

Q.                       Did you host another meeting between iBasis and KPN — a KPN Mobile affiliate after the April 9th, 2009, meeting?

A.                      Yes. I hosted a third meeting on the 10th of July, on Friday.

Q.                       And who attended that meeting?

A.                      Again, Mr. van Ierland and Mr. Gneezy from iBasis, and Eric Hageman again from KPN International; a guy called Erik Hoving joined the meeting, also from KPN International; and then Mr. Stout from KPN Belgium. And I was there and the — the person running the iBasis office at that period of time, Paul van der Schot also joined.

Q.                       What happened at this July 10th, 2009 meeting?

A.                      Well, I remember Mr. Gneezy worked out — or Mr. Gneezy and Mr. van Ierland worked out a very — well, made the presentation, went through it and pointed out where we were on certain action items and what had to be done better and where we could improve things and how iBasis was looking at — at the opportunity. So it was a large — well, thorough presentation from iBasis.

We discussed it. And some of the same topics came again on the table. So it was more or less an operational meeting about how to improve the relation from an operational point of view.

Q.                       Incidentally, Mr. Farwerck, when did you learn that KPN had decided to launch a tender offer for the remaining outstanding shares of iBasis?

A.                      Well, that was the next day, after this meeting.

Q.                       And were you involved in the meeting, or did you attend a meeting where — where KPN decided to launch a tender for the remaining outstanding shares of iBasis?

A.                      No, I did not, no. I received a phone call around noon that the board had just had a — held a meeting about this subject and decided to place a tender offer on the outstanding shares of iBasis.

Q.                       When you were meeting with Mr. Gneezy and others from iBasis on July 10th, 2009, did you know that the KPN board was going to meet the following day to decide whether or not to launch a tender offer?

A.                      No, I did not.

BY THE COURT:

Q.                       Had you been aware the tender offer — the consideration of a tender offer was ongoing?

A.                      No.

BY MS. NORTH:

Q.                       I want to go through one last exhibit with you, Mr. Farwerck, and that is JX-1295. Would you pull that out, please? In particular, I’d like to focus your attention on page 5. But before I do that, I should ask you: Do you recognize JX-1295?

A.                      Yes, I do.

Q.                       And what is it?

A.                      Well, it’s the management report iBasis sends to KPN every month after the closure of the financials.

Q.                       Okay. And now, if you would, take a look at page 5. Can you just read what the heading on page 5 is, please, sir?

A.                      Yes. It says “Key Performance Indicators.”

Q.                       If you would look, if you would, at the second column from the left under the column heading “Cumulative.” Do you see that column?

A.                      I do.

Q.                       You see a column labeled “Yearplan 2009”?

A.                      I do.

Q.                       What does that refer to?

A.                      That refers to the — to the any old plan of iBasis which was developed by the executive board of iBasis and approved in the boards end of 2008.

Q.                       Okay. Look, if you would, in the middle of the chart, still under that column. I’m sorry; in the middle of the chart under “In Millions of [U.S. Dollars].” Do you see that, the very middle?

A.                      I do.

Q.                       And in the middle of that column there is something that says “[Total] Outsourced-IDD-Out.” Do you see that?

A.                      I do.

Q.                       What does that refer to?

A.                      That refers to the fixed traffic mentioned earlier this morning with the fixed margins we agreed upon regarding the FSA and the schedule attached to that.

Q.                       And within that cell you see a

reference to “gross margin %”; do you see that?

A.                      I do.

Q.                       And what does that refer to?

A.                      That refers to the gross margin iBasis is doing on the fixed traffic from KPN.

Q.                       Okay. And do you have a — view, sir, as to whether or not the gross margins that iBasis was getting on this fixed traffic was market conform?

A.                      No, it’s not market conform. This is what we agreed upon. So far above market conformity — I think it’s 30 percent above market — 25 percent above market conformity. But this will be agreed upon.

So this morning we — we discussed the 40 percent in 2008, and we agreed upon 35 percent in 2009. And in the Yearplan, you see the 34.7. So that’s — that’s referring to the 35 percent we agreed upon, which was also in the plan of iBasis.

Q.                       Let me direct your attention to the cell in the middle that says “Total KPN Outsourced.” Do you see that?

A.                      I do.

Q.                       To what does that refer?

A.                      That refer — refers to the KPN Mobile

traffic coming from KPN Mobile, the Netherlands, E-Plus, and Base.

Q.                       And what was the gross margin for the mobile traffic, according to the 2009 year plan?

A.                      Well, according to the plan, it was 12 percent.

Q.                       And can you direct us in this page —

A.                      Yes. What it shows is, on the fixed traffic, the board of iBasis counted on 35 percent as agreed in the schedule of the FSA and that in his report of last week we used in the closure of the third quarter of this year, it shows that until today, the company’s running 36.5 percent on the fixed traffic of iBasis — sorry; KPN.

And then if you — if you look at the KPN outsourced other traffic — that’s the mobile traffic — until last week the plan mentioned 12 percent. 11.9, but let’s assume 12. But company, the CFO and Mr. Gneezy of the company, are reporting 12.5 performance on the KPN Mobile traffic.

Q.                       And how does that compare to what’s reflected in the plan?

A.                      Well, in the plan it says 12 percent, and we — in the performance it says 12 percent —

12.5 percent. So what you — what you can conclude on is that the gross margin on the KPN traffic is higher than expected according to plan of the board of iBasis.

Q.                       And, Mr. Farwerck, what is the actual combined gross margin percentage that iBasis earns on KPN’s fixed-end mobile traffic or has earned so far in — in 2009?

A.                      Well, in the — in this — in this slide sent to — to — to my organization from iBasis it shows almost 16 percent.

Q.                       And — and can you just tell the record or reflect on the record where it is that you see that number?

A.                      It says “Total KPN Outsourced,” and then the — the fourth line mentioning the gross margin and to the left on Actuals you see 15.9 percent performance. And in the plan, the company accounted 5.23. So that’s an overperformance of roughly a half percent.

Q.                       Okay.

MS. NORTH: Your Honor, if I may just take a look at one note here, and then I may be finished.

J. Ferwerck - Cross

THE COURT: Okay.

MS. NORTH: Your Honor, I’ll pass the witness.

CROSS-EXAMINATION

BY MR. WALLIN:

Q.                       Good afternoon, Mr. Farwerck. I would ask that in addition to keeping track of the binder we just handed you, if you would also keep at hand the binder that you were going through with Ms. North because I may have —

A.                      Sure.

Q.                       — a couple questions about a few documents in there.

You were involved in negotiations between KPN and iBasis back in the original — when the original transaction was being negotiated; right?

A.                      Right.

Q.                       And you understood, did you not, that in connection with those negotiations, that KPN provided pro formas for the KPN Global Carrier Services business to iBasis. You understood that; right?

A.                      There were pro formas figures, that’s right.

Q.                       And you understood that the — the pro formas were, you know, one of the documents that were driving the financial terms of the deal; right?

A.                      Yes.

Q.                       Is that correct?

And those pro formas did not contemplate that the KPN Global Carrier Services business would be responsible for paying any sort of transmission fees postclosing; right?

A.                      That, I — I don’t know.

Q.                       Okay. I’m going to ask you to look at a document, if you would. It’s JX-6, and it is in the front sleeve of your binder, if you would. I’m going to direct your attention to the last page of the document.

Do you recognize this document as one of the pro formas that KPN provided to iBasis in connection with the — before the transaction closed?

A.                      Yes, I remember this because this is also the document where we mentioned the termination issue.

Q.                       What page are you referring to?

A.                      Well, it says on page 4 “Cost developments:,” first bullet point, “National terminating pricing and cost set stable due to unknown regulatory price development.” That’s where we started to discuss the regulatory price development as well —

Q.                       I see.

A.                      — we were discussing this morning.

Q.                       That’s not my specific question. My specific question is whether any of the revenue projections or margin projections in the last page of this document reflect an assumption that KGCS would be paying transmission fees of any sort on a going-forward basis. And the answer’s no; right?

A.                      I — I don’t understand your question. You ask if there’s transmission fees in this overview?

Q.                       I’m asking — that’s correct.

A.                      Well, this overview isn’t about transmission. It’s about traffic.

Q.                       I understand. But it also includes information — information relating to margin percentage; correct?

A.                      Yes. Well … I can’t recall — I see margin mentioned on the page; but if you —

Q.                       If you don’t know, you don’t know.

A.                      I don’t know if there’s transmission

costs in this overview.

Q.                       Now, KPN ultimately compensated iBasis for some portion of these transmission fees on or around April 2008; right?

A.                      No.

Q.                       The actual check was written prior to April 2008?

A.                      We did it already prior to closure for 1st of October. Orally I agree to fund this —

Q.                       I’m not asking what you said orally. I’m asking you when the actual compensation was made.

A.                      Well, the first one in — in the first quarter, and the final out — outcome of everything was signed in the first quarter of 2008.

Q.                       Right at the end of the first quarter, right.

A.                      I don’t know the exact day, but . . .

Q.                       In fact, you were continuing to negotiate the item how KPN and iBasis were going to resolve the transmission fees issue for approximately six months after the closing; right?

A.                      Well, my main concern was that we were installing this compensation according to Dutch law and regulation. It was not a negotiation, because I already expressed earlier in the process that we would fully compensate unexpected costs.

Q.                       Negotiation, discussion, whatever word you want to put on it, there was continuing ongoing discussion between KPN and iBasis for at least six months following the closing regarding this issue; right?

A.                      Like I said, it was a complex issue, and we worked that out well.

Q.                       Now, the decision to compensate iBasis for these fees in some manner, that didn’t reflect any sort of desire by KPN to do iBasis a favor, did it?

A.                      Well, there were all kind of people within KPN thinking this was a favor. I wasn’t sure about that. But I thought as a board member of iBasis and thinking in faith of the company, I wouldn’t go with that discussion. And I’m not going into that discussion right now. I just — I just took the action and said we’re compensating. It either was or wasn’t in the deal.

Q.                       You believe, do you not, that KPN’s understanding at the time that KPN and iBasis signed up the transaction documents was that iBasis would not have to pay those regulatory fees because KPN was going to be a majority shareholder of iBasis; right? That was your understanding at the time.

A.                      No. Because like I just said, in this same document on page 4, we mention the issue of paying out regulatory fees. The only issue that popped up was that indicated CF projections to people that made them before and after. They didn’t take into account the termination to other networks than KPN’s were far more expensive, because due to regulation, unfortunately, the KPN network is the cheapest in the Netherlands.

MR. WALLIN: Can you pull up deposition testimony 226, 12 through 20?

Q.                       You recall giving a deposition in this matter on or around October 1st of 2009; right?

A.                      Yeah.

Q.                       And do you see the testimony here on lines 12 through 20 here: “Why hadn’t that been taken account of in the mortgage Framework Agreement?”

And at the bottom of your response you say, “I think we thought as majority shareholder we didn’t have to pay the regulatory tariffs.”

You were asked that question and gave that response during your deposition; correct?

A.                      Yeah. Well, like we found out this morning, if you go details of this discussion, it’s all becoming very complicated. So I tried to keep it simple there. We didn’t take — or we — let’s say we didn’t take into account the payment of certain regulatory tariffs.

Q.                       Okay. If you would return your attention also to JX-22 which Ms. North showed you just a minute ago.

A.                      JX-22. It’s not — it’s the other binder?

Q.                       It’s in the original binder that Ms. North showed you.

A.                      Yes.

Q.                       Okay. Take a look, if you would, at page 3 of that exhibit, bullet point 3. Or No. 3.

A.                      Right.

Q.                       Okay. You see where it says — No. 3 there?

MR. WALLIN: If we could pull it up and highlight it a little bit.

Q.                       That relates to the transmission fee?

A.                      Well, that relates to unforeseen costs.

Q.                       Right. And one of those unforeseen costs is a parenthetical, unexpected additional termination fees in the Netherlands; right? And that was an unforeseen cost. That’s what you wrote —

A.                      Yes —

Q.                       — in this document.

A.                      — that’s what we discussed this morning. If you mean that, yes. Sorry.

Q.                       Now, despite the fact that these were, in your own words, unforeseen costs at least at the time of contract, isn’t it correct that other KPN employees, perhaps not you, but other KPN employees were telling iBasis during the first quarter of 2008 that they were not going to be fully compensated for these fees; isn’t that correct?

A.                      Well, it was the other way around. And Mr. van Ierland, before 1st October 2007, discussed this with me. And he knows the business quite well and also the regulatory business. And we saw that we had to solve it.

What his team did was that they were going to discuss that with the people of the regulatory department and being responsible for the regulatory business.

So their first reaction, of course, was, “Well, if you have” — “you have to pay.” I mean, “it’s” — “it’s the law.” And I agreed with that because we want to deal according to the law. But, I mean, these people were not involved in a deal.

So, therefore, I said myself to Mr. van Ierland, “Let’s work it out together. First the principle of compensation, let’s agree upon that.”

We took an accrual in the second month of the first quarter to cover that on our side — and like I said, I thought iBasis did as well — and then have it on paper. But we’ll be — we’ll both respect that it was a complex situation and that we had to work it out in detail on a thoroughly basis.

Q.                       And —

A.                      And so it could be the people within the KPN organization — by the way, in my organization in those days were 7,000 people. So it could be there were people in my organization not knowing what Mr. van Ierland and I discussed between iBasis and KPN. So that could be.

Q.                       I’m not talking about people way down in the organization. I’m talking about Mr. van Erp sitting in the back row there. He — you talked to him regularly, didn’t you, in the first quarter 2008?

A.                      Yeah. Well, I —

Q.                       He worked in the iBasis office; right?

A.                      Right.

Q.                       IBasis office.

A.                      Yeah.

Q.                       Okay. Why don’t you just take a look, if you would, at Exhibit 12 in your binder. It’s the — it’s in the back —

A.                      12? You said 12?

Q.                       Yes. It’s in the back sleeve of your binder. I apologize. We couldn’t get everything tabbed up because some things came up during your examination prior to lunch.

Okay. Do you have that document in front of you?

A.                      Right.

Q.                       Okay. And would you look, if you would, at the third page. This is a document from — appears to be a document from Mr. van Erp to Mark Phimister; right? Is that correct?

A.                      It’s a document exchanged between Mr. van Erp and Mark Phimister.

Q.                       From Mr. van Erp to Mr. Phimister.

Mr. Phimister was an employee of iBasis; right?

A.                      Yeah. He still is.

Q.                       Okay. Look at page 3, if you would. And I want to focus your attention on the left-hand column.

MR. WALLIN: One more page over. Not this page. Okay.

Q.                       On the left-hand column under “Positions:,” see on the left that it says “iBasis wishes to be fully compensated for Q1 2008”? And then right below that it says “KPN does not want to continue compensation beyond Q4 2007.”

A.                      I see that.

Q.                       And do you see on the right-hand column again under the Positions: line where it says “iBasis wishes to be compensated for 2 years 2008/2009”? And right below that it says “KPN wishes to reduce compensation in steps to zero at the end of 2008.” Do you see that?

A.                      I see that.

Q.                       Okay. And that’s an e-mail again from Mr. van Erp to Mr. Phimister.

Now, you referenced earlier, also, that you had discussed this issue with Mr. van

Ierland. You made a point of saying you discussed that issue with him prior to closing; right?

A.                      He brought it up.

Q.                       Right. And prior to closing he was a KPN employee, not an iBasis employee.

A.                      Yeah. Like he said, he was already working in Burlington for a long time.

Q.                       All right. You can put that document aside.

BY THE COURT:

Q.                       He was working in Burlington, but he was working for KPN?

A.                      Yeah. That was because we — when we finalized —

Q.                       I don’t need to know why. But, I mean, your point is —

A.                      He moved to Burlington a year in advance almost.

Q.                       Right. But at the time you discussed this, I think the point was made — you discussed it with somebody who was a KPN employee, not anyone who was in on the iBasis team before the acquisition.

A.                      Well, we discussed it with him after the acquisition and being a member of the board of

iBasis.

Q.                       I understand that. But I think we’re trying to get the point at why there was no discussion with anybody on the iBasis side of the transaction before the transaction.

A.                      Well, I remember this issue being discussed between KPN and iBasis. It was — it was something we tried to work out, not on our own but together.

Q.                       Before the acquisition.

A.                      Before the acquisition the issue came up, and two months after the acquisition we dealt with it, and in the first quarter of 2008 we cut it on paper.

THE COURT: All right. I just wanted to get that clear.

BY MR. WALLIN:

Q.                       I want to move on now to some of the pricing issues you testified about during your testimony before lunch.

Now, it was your understanding that iBasis management was reluctant to accede to the demands for price reductions that it was receiving from the KPN Mobile affiliates; right? There was push - back from Mr. Gneezy on that point; right?

A.                      Sure, yeah.

Q.                       Right. And he personally expressed that sentiment to you on more than one occasion; right?

A.                      Yes.

Q.                       Is that correct?

And I believe you testified earlier that, you know, certainly no one ever framed the issue to you in terms of the language of contract. No one ever said to you that the pricing dispute reflected a potential breach of a contract by KPN; is that correct?

A.                      Not that I can recall.

Q.                       Okay. Take a look, if you would, at Exhibit 185 in your binder, if you would. Now, this is an e-mail that you wrote to Mr. Achim Schmitz at E-Plus; right?

A.                      Right.

Q.                       And this is on June 4th of 2008; is that right?

A.                      Yes.

Q.                       Okay. And E-Plus is one of the entities with which iBasis had pricing disputes;

right?

A.                      Right.

Q.                       Okay. I want you to look, if you would, at that second paragraph there. It says, “The two most important issues are relating to pricing that are currently under discussion are:

“— whether KPN has or has not met her obligations as set out in the agreement between KPN and iBasis….”

Do you see that language?

A.                      I see.

Q.                       And you wrote that; right?

And then the parenthetical says, “this is the reason iBasis is currently unwilling to move on price”; right?

A.                      Right.

Q.                       And am I correct that reflects the fact that someone at some point in time from iBasis suggested to you that, you know, whatever position that E-Plus was taking in connection with some pricing disputes was inconsistent with KPN’s contractual obligations to iBasis? That’s what this sentence means; right?

A.                      What it sets out in the agreement is

this market conformity, and the whole question is — and that’s what I mention in the second item — is — is iBasis offering pricing scheme market conform. So —

Q.                       Obviously someone at iBasis suggested to you that there was an issue as to whether KPN was complying with the contract; right?

A.                      Well, those will be a question that I had, too —

Q.                       Oh, it was your question, not an iBasis question.

A.                      Well, it was an e-mail from me to E-Plus and Mr. van Erp.

Q.                       Right. But the parenthetical says “this is the reason iBasis is currently unwilling to move on price.” That has to be something iBasis told you; right?

A.                      Yes. So the situation was that iBasis said “Well, we’re not” — “we think we’re market conformed.” That was the discussion all the time. Is it or is it not market conform what iBasis is proposing to E-Plus.

Q.                       All right. You’ve known Mr. Gneezy for quite some time now; right? You’ve been on the

iBasis board for more than two years; right?

A.                      Yes.

Q.                       And that’s certainly long enough to observe his managerial style and it’s certainly long enough to form an assessment as to his competence; right?

Okay. And if it’s up to you, Mr. Gneezy is going to — will be continuing as an executive at iBasis regardless of whether your tender offer is successful; isn’t that correct?

A.                      Yeah. I’m not sure if that’s up to me, but —

Q.                       Yes. If the decision were up to, that’s what the decision —

A.                      Well, I think Mr. Gneezy did a great job of how he set up the company. However, we have discussions how management was performing on iBasis, not about Mr. Gneezy in particular; but we had discussions, Mr. Blok and I, about Mr. Gneezy about the performance of the executive committee of iBasis.

Q.                       Okay.

MR. WALLIN: Can you pull up 364, 11 through 25?

A.                      Which document is that, sir?

Q.                       I’m sorry. It’s your deposition testimony. It’s at the back of your binder if you want to look it up, but I’m going to flash it on the screen. It will probably be easier for you to see.

MR. WALLIN: 364, 11 through 25. Okay.

Q.                       You see the question there, “What change did you think it would bring to the management if it succeeds?”

“it,” in that question, you understood that referred to the tender offer; right?

A.                      Uh-huh.

Q.                       Okay. And you said in response, “Well from a certain point of view, I guess we would install that COO kind of person and maybe also have a stronger focus on the whole financial organization. Me personally I certainly would hope Gneezy would stay in. But it could be that he is not the type of guy that likes to run such an organization.

“But from my” — “So from my point of view it wouldn’t be good for the company to change the whole management on two levels or something like that.”

You were asked that question, gave

that answer during your deposition; right?

A.                      Yes. That’s because we discussed the whole management issue we raised to Mr. Gneezy. And I explained that it’s necessary to change some of the management. But changing when you — when you — when you’re in the transformation of a company changing all management that that’s probably not good, from my personal point of view.

Q.                       So Mr. Gneezy was the one you had in mind you didn’t want to change; right?

A.                      Well, if he represents the company and if he’s able to do that in a possible new situation, why not. But that’s my personal opinion asked for.

Q.                       And based on your knowledge as a director, it was your personal view as of the time of the tender offer, at the time the initial tender offer was announced on July 13th of 2009, that iBasis was undervalued by the market; isn’t that correct?

A.                      Undervalued?

Q.                       Undervalued, yes.

A.                      I was not aware of that.

Q.                       Okay.

MR. WALLIN: Pull up 366, 2 through 12, please.

Q.                       See the question right there, “To what extent is the share price a factor do you think in determining KPN to make this bid?

“Answer: Yes, well as far as I am concerned, the share price of iBasis right now is not reflecting the value.”

A.                      Yeah. What I meant is —

Q.                       You were asked that question and gave that answer; right?

A.                      Yeah, because I mentioned it’s overvalued right now.

Q.                       Oh. You thought — you thought it was overvalued as of January —

A.                      Sure.

Q.                       — 12th —

A.                      Sure.

Q.                       — 2009? That’s what you —

A.                      Sure, because there was an attempt —

THE COURT REPORTER: Excuse me. One person at a time, please.

A.                      Because if you — if you read down below further than 12, then I think I’ll — I explain that iBasis was around a dollar — between a buck and buck 50 for a year, and after the tender offer it went up to 2 — 2.25, where we are today. So there I explain that the current share price is reflecting the failure of the company, but I meant after the tender offer stock price went up, and I think it’s only because of the tender offer.

Q.                       And so — but that’s not my question. My question is whether you thought it was undervalued at the time of the $1.55 offer.

A.                      No.

Q.                       Okay.

MR. WALLIN: You can put that away. Pull up, if you would —

Q.                       You testified earlier that you weren’t aware of the tender offer during a meeting that you had — you weren’t aware of an intention to proceed with the tender offer during — at the time you had a meeting on July 10th with various people from iBasis; right?

A.                      Yeah.

Q.                       Okay.

MR. WALLIN: Pull up, if you would, JX-258a. This is the document that includes the translation.

A.                      In the binder?

Q.                       It’s not. We’re going to pass this one up because it came up just a moment ago.

MR. WALLIN: 258a, yeah.

Q.                       Okay. And you’ll probably remember this from your deposition. This is a translated document with — with the Dutch behind it.

But I want to — want you to look at the English, if you would. I’m looking at the top e-mail from Daniel Braat to —

A.                      I — it’s the first time I see the document. So I’m reading the Dutch. Okay. What’s the question?

Q.                       I’m just — I want to focus on point 2 where it says — and I understand that you didn’t receive this e-mail — where it says “We do not want to ask for an offer from Silver Lake. This could lead to unnecessary complications. If we make an offer ourselves, we will have to disclose Silver Lake’s offer during the process. If the Silver Lake offer is higher than our bid price, we will have a problem. Our advisors say that if we really want to buy, we should not ask for an offer from Silver Lake. Since Eelco/Joost say that they really want to buy, we are not going to ask for an offer.”

That’s a correct description of your state of mind as of May 20th, 2009?

A.                      Well, it’s the first time I see the document.

Q.                       Now I’m asking whether it’s a correct description of your state of mind as of May 20th, 2009.

A.                      Sir, could you repeat the question?

Q.                       I’m now asking you whether it is a correct description of your state of mind as of May 20th, 2009.

A.                      Well, as far as I can recall, I wasn’t connected to this project and I was not in a process of preparing a proposal for the board or buying stock from iBasis for outstanding shares. As far as I can recollect, nobody asked me if it was a good idea, yes or no, or to buy. So here someone refers to my opinion, but I — I’m pretty sure I wasn’t involved in this.

MR. WALLIN: Pass the witness back.

THE WITNESS: Sorry?

MS. NORTH: Nothing further, Your Honor.

THE COURT: Thank you, sir. You’re

D. Braat - Direct

done. You may step down.

(Witness excused)

THE COURT: Next witness.

DANIEL BRAAT, having been first duly sworn, was examined and testified as follows:

MS. PAPISH: Good afternoon, Your Honor. Pamela Papish for Cravath — from Cravath for KPN. May I inquire, Your Honor?

THE COURT: You may.

MS. PAPISH: Thank you.

DIRECT EXAMINATION

BY MS. PAPISH:

Q.                       Good afternoon, Mr. Braat.

A.                      Good afternoon.

Q.                       Mr. Braat, by whom are you employed?

A.                      KPN.

Q.                       And how long have you worked for KPN?

A.                      Since 2006.

Q.                       What is your current position at KPN?

A.                      I am manager of the M and A department.

Q.                       How long have you been manager of the M and A department?

A.                      About one and a half years.

Q.                       What did you do before that at KPN?

A.                      I was a senior project manager M and A.

Q.                       Can you briefly describe your educational background?

A.                      I have a university master degree in business economics.

Q.                       Where did you get your degree?

A.                      Tilvurg University in Netherlands.

Q.                       Mr. Braat, are you familiar with a — with the — with the term Project Celtic?

A.                      Yes, I am.

Q.                       Could you describe for the Court what Project Celtic is?

A.                      Project Celtic is the assessment of KPN’s options with regards to its equity stake in iBasis.

Q.                       And did you work on Project Celtic?

A.                      Yes, I did.

Q.                       When did you start working on Project Celtic?

A.                      Second half of March of this year.

Q.                       And how was it that you came to work on — on that project?

A.                      I was asked to lead the project by Eric Hageman, who’s the head of M and H — head of M and A.

Q.                       Was — was March 2009 the first time that KPN had considered its options with respect to its equity stake in iBasis?

A.                      No.

Q.                       When was the first time that KPN considered its options?

A.                      That was in October and November of 2008.

Q.                       And were you involved in October and November of 2008?

A.                      No, I wasn’t.

Q.                       Do you know who was involved in that project?

A.                      Yeah. That was Eric Hageman from M and A, Kenji Uematsu; Jan Rodenburg also from M and A; and Jasper van Halder and Michel Hoekstra from KPN’s legal department.

Q.                       To your knowledge, what were the options that KPN was considering in October and November 2008 with respect to its equity stake in iBasis?

A.                      There were three options. One was acquiring the remaining stake KPN did not already own. Another one was selling KPN’s equity stake, and the third option was keeping the status quo.

Q.                       And, to your knowledge, what was the outcome of KPN’s consideration of those three options?

A.                      The board decided that they wanted to keep the status quo and try to improve the operations of the company.

Q.                       From the time the board — and do you know when the board made that decision?

A.                      October, November 2008.

Q.                       From the time the board made that decision in October or November 2008 until the time that you became involved in — in Project Celtic in March 2009, did KPN do any work with respect to its strategic options regarding iBasis?

A.                      No, not that I am aware of.

Q.                       What prompted KPN to reconsider its options with respect to iBasis?

A.                      Operations weren’t improving in the first months of 2009. Revenue declined sharply versus annual plan. Stock price deteriorated. And that triggered Eric Hageman to ask me to look at it again.

Q.                       When Eric Hageman asked you to look at this issue again, what were the options that — that your team was considering?

A.                      The same thing, three options that I mentioned previously.

Q.                       Mr. Braat, I want to direct your attention now to April 16th of 2009. What, if anything, occurred on that date regarding Project Celtic?

A.                      On April 16th, Eric Hageman and Michel Hoekstra went to the board of management of KPN, sort of a kickoff presentation where they requested the board to start working on Project Celtic, form a working group and also start engaging financial, legal advisors.

Q.                       And at that point in time on April 16th, 2009, had KPN made a decision with respect to the three options it was considering?

A.                      No.

Q.                       And did KPN in fact, create a working group to consider these three options?

A.                      Yes. Yes, we did.

Q.                       Who was in charge of the working group?

A.                      I was.

Q.                       And who are the other members of the working group at this time?

A.                      Same people I mentioned before, except for Kenji Uematsu, who left early May, and was replaced by Matthew House.

Q.                       When did the KPN board of management make a decision with respect to these three options?

A.                      It was on Saturday, the 11th of July, 2009.

Q.                       What did the board decide?

A.                      The board decided that they wanted to pursue the buy option and on to announce a tender offer.

Q.                       When was the tender offer officially commenced?

A.                      That was on Monday, 28th of July.

Q.                       Did you assist in preparing the tender offer materials?

A.                      Yes, I did.

Q.                       Are you familiar with a set of projections known as the parent projections in the tender offer materials?

A.                      Yes, I am.

Q.                       Could you describe for the Court what the parent projections are?

A.                      The parent projections are KPN’s view of the most reasonable outcome of future financial performance of iBasis in stand-alone situation.

Q.                       Who prepared the parent projections?

A.                      The working group.

Q.                       And how did the working group go about preparing the parent projections?

A.                      In preparing the parent projections we used all available information, public, nonpublic information about the company, its market and its performance; and we used that information to prepare the set of parent projections.

Q.                       In preparing the parent projections, did the working group work on a valuation model?

A.                      That’s correct.

Q.                       And going back to — you — you had — had mentioned that the — the KPN board of management had agreed on April 16th that the working group could retain a financial advisor and legal counsel. Who did the working group retain as its financial advisor?

A.                      Morgan Stanley.

Q.                       Who was on the Morgan Stanley team?

A.                      Ari Terry, James Fincher, Matthew Manning, and Matthew Greenberg.

Q.                       Could you describe the role that Morgan Stanley played in working on the parent projections and in general on Project Celtic?

A.                      They advise us. They advised KPN in assessing the three options we were considering. And they assisted us with the parent projections with reviewing projections, with reviewing the assumptions and discussing the assumptions.

Q.                       I’d like you to take a look right now at JX-96, if you could.

A.                      Yes. JX-96.

Q.                       96, yes. Mr. Braat, do you recognize this document?

A.                      Yes, I do.

Q.                       What do you recognize it to be?

A.                      This is the first draft of the parent projections that we sent to Morgan Stanley for discussion.

Q.                       And when did you send them to Morgan Stanley?

A.                      This was 29th of April 2009.

Q.                       And how did — strike that.

Could you, Mr. Braat, take a look at JX-103?

A.                      JX-103.

Q.                       Do you recognize that document?

A.                      Yes, I do.

Q.                       What do you recognize it to be?

A.                      This is the final set of parent projections that we sent to Morgan Stanley.

Q.                       And when did you send these projections to Morgan Stanley?

A.                      On June 2nd.

Q.                       And when you say it’s a final draft, were the April 29th set that you sent to Morgan Stanley an earlier draft of the parent projections?

A.                      That’s correct.

Q.                       Okay. How do the projections in JX-103 that were sent on June 2nd compare to the parent projections contained in the tender offer?

A.                      How did they change?

Q.                       I’m sorry. How do they compare? What is the relationship between this document —

A.                      Okay.

Q.                       — JX-103 that you sent to Morgan Stanley on June 2nd, how does it relate to the parent projections contained in the tender offer materials?

A.                      The parent projections in the tender offer materials come from this document.

Q.                       Are they the — are they the same parent projections?

A.                      Yes.

Q.                       Mr. Braat, did anyone from wholesale and operations assist the M and A team in preparing the parent projections?

A.                      Yes. Paul van der Schot and Johannes van Dijk were consulted about the assumptions in the parent projections.

Q.                       What assumptions in the parent projections were Paul van der Schot and Johannes van Dijk consulted about?

A.                      The drivers of the business, P & L assumptions, revenue, growth, cost assumptions, capex assumptions; and also generally we discussed the market and company and its performance.

Q.                       Directing your attention to early April of 2009, do you know if anyone from W and O, wholesale and operations, was involved in working on valuation models?

A.                      Yes. In late March and early April W

and O started working on its own valuation model with an old set of projections. And after we — they asked us to review that model, take a look at it. We found it contained technical mistakes. My M and A people said they were a bit messy. And it went all over the place. And because of that we — I stopped working on that model. We took our own KPN M and A valuation model and we started building projections from scratch.

Q.                       And what happened to those earlier models from — from late March and early April 2009?

A.                      We — we disregard them.

Q.                       And who built the — you said that the M and A team built its own model from scratch?

A.                      Yeah. We have a standard valuation model which we in general use with these kind of transactions or projects. And Matthew House and Jan Rodenburg, and we already stated Kenji Uematsu worked on the model.

Q.                       And who supervised them in building this model?

A.                      I did.

Q.                       Were Paul van der Schot and Johannes van Dijk involved in actually working on building this model from scratch?

A.                      No, they weren’t. They were consulted on the assumptions.

THE COURT: I don’t know whether it’s me and it’s just the post lunch break hour; but if the two of you could use your amplification systems to maximum effect or otherwise get emotionally engaged in the conversation, channel, you know, a Latin American soap opera or something where it’s very vivid for all of us, because I don’t know if anyone else, but —

MS. PAPISH: Judge —

THE COURT: — it’s getting a little lulling.

(Laughter)

MS. PAPISH: I’ll try. If I had a better singing voice, I would sing the direct, but I’ll try to perk it up.

THE WITNESS: For me it’s the lunch break.

(Laughter)

BY MS. PAPISH:

Q.                       Mr. Braat, you talked about the inputs, you talked about speaking to different people when you were creating this valuation model. What other types of inputs did you use in putting this model together?

A.                      Like I said before, we used the public, nonpublic information. So public information, iBasis annual report, market research reports, equity research reports from Jefferies, quarterly announcements, information on competitors, et cetera.

From the nonpublic information, it was the monthly Flash Reports, the monthly business reviews, all the audit reports of iBasis, and iBasis 2009 annual plan.

Q.                       Let’s talk about a few of those — of those reports. Could you describe what — the different monthly reports from iBasis that you considered? I think you mentioned a Flash Report and a management letter. What are those reports?

A.                      Every, I think, third working day of the month iBasis sends a Flash Report with high-level information about the performance of the company — financial performance of the company to — to KPN. And in — I think at the 10th or 8th or 10th working day they send a management letter which contains a more detailed clarification of the performance of the company of the month before.

Q.                       How are those reports relevant to preparing the parent projections?

A.                      Those were the actuals that we started off our parent projections from. And they — we compared those with the annual plan, and we could clearly see a trend in those — those reports.

Q.                       You also mentioned quarterly reports — public reports including quarterly reports. Did you look at iBasis’ first-quarter reports for 2009?

A.                      Yes, we did.

Q.                       At the time that you looked at iBasis’ first-quarter reports for 2009, had the M and A team already started building its model?

A.                      Yes, we did.

Q.                       And what role, if any, did the first-quarter reports play in preparing the parent projections?

A.                      I think at that point in time we were almost done with our first draft, and we just wanted to …

(After translation) We wanted confirmation of our assumptions. And we — the quarterly results gave some more flavor of the performance of the company, and we used that as input for our parent projections.

Q.                       And do you recall what metrics you were looking at when you reviewed the first-quarter results?

A.                      Well, we looked at all metrics; but what is most interesting was the revenue metric, because they were, like, around 30 percent behind on revenue versus plan, and that was, yeah, an important metric that we use as starting point in our parent projections.

Q.                       When you say they were 30 percent behind plan, which plan are you referring to?

A.                      The iBasis, its own 2009 annual plan.

Q.                       Mr. Braat, do you know if the iBasis annual plan for 2009 includes outsourcing, new outsourcing transactions?

A.                      Yes. Yes, I know. It does not.

Q.                       Mr. Braat, if you can take a look again at JX-103. I want to talk to you about some of the assumptions that are contained in the parent projections.

A.                      Okay.

Q.                       Do you have JX-103 in —

A.                      Yes.

Q.                       Okay. Looking — looking at pages 7 and 10, page 7 first, what assumptions do the parent projections make about minutes of use for 2009 to 2018 for iBasis?

A.                      Well, I mean, this is, in our view, sharp declines in 2009 and then start growing again as of 2010, but the growth declines.

Q.                       And how did you arrive at that assumption for minutes of use?

A.                      That was arrived based on all the information that we reviewed.

Q.                       Did that information that you reviewed include speaking to individuals at wholesale and operations?

A.                      Yes.

Q.                       And looking at the assumptions about price per minute, what were the assumptions that the M and A team came up with for iBasis for price per minute?

A.                      Again, a sharp decline in 2009 and a further decline in the years thereafter; and it was based on market reports, the risks in their own 10-K of iBasis’, Jefferies equity research reports, and also internal resources.

Q.                       Specifically with the Jefferies report, do you recall what — what influence that had in — in creating the parent projections with respect to this assumption on — on price per minute?

A.                      In the Jefferies equity research report it was stated that there was continued price pressure expected in — in the market.

Q.                       What assumptions do the parent projections make about margins per minute?

A.                      On margins per minute, we divide, like we did for all the assumptions, two to three lines of business of iBasis. For wholesale, we show a stable margin per minute as of 2010. For the retail business, also stable market per minute for — as of 2010. But we foresaw a decline in margin per minute in the outsourcing business of iBasis.

Q.                       Why did you — why did you project a decline in the outsourcing business of iBasis with respect to margins per minute?

A.                      Yeah. A large part of that business is KPN fixed, outsourcing business; and in that business it’s a contractually agreed preset margin which declines from 45 percent to 30 percent in 2010 and then needs to be renegotiated; and because in 2010 we expect the margin to be not market conform, around 30 percent, while market conformity is 10 percent, we expect it to further decline.

Q.                       How did your assumptions about margins per minute and declining margins per minute in outsourcing in particular, what — what role, if any, does that play in the parent projection assumptions concerns EBITDA for iBasis?

A.                      Because overall margin per minute declined, expect cross-profit to — to decline; and because of the fact we assume and expect that opex remains constant and stable with revenues, that means that EBITDA — EBITDA also declines.

Q.                       Mr. Braat, I want to turn your attention now to the subject of outsourcing and M and A transactions.

A.                      Okay.

Q.                       What assumptions do the parent projections make about outsourcing and M and A transactions?

A.                      We — we excluded new outsourcing deals and M and A deals.

Q.                       Why did you exclude outsourcing and M and A transactions from the parent projections?

A.                      We excluded those for several reasons. In general, if you make projections for valuation purposes, you don’t include M and A projects, future M and A projects. Very speculative, hypothetical, difficult to estimate and what it’s going to be, what’s the impact on the financial metrics.

With regards to outsourcing, that has a lot of elements that are similar to M and A deals. For example, with iBasis, they said they have done two M and A deals, but they also classify them as outsourcing deals.

Q.                       And what — what deals are you referring to, sir?

A.                      The KGCS deal and the TDC deal are both classified as M and A and outsourcing deal.

Q.                       How — where does iBasis classify those two deals as both M and A and outsourcing?

A.                      For example, in their own presentation.

Q.                       I’m sorry. I think I interrupted you. You were — you were explaining why outsourcing and M and A transactions were excluded.

A.                      Yeah. So, also, outsourcing deals are hypothetical, speculative, and it’s very uncertain what kind of impact it has on the financial metrics of the company. Sometimes they might — up-front payments might be needed. Those are also uncertain and unclear.

Q.                       Do you —

A.                      So it’s difficult to assume those in forward-looking projections.

Q.                       Do you know how many outsourcing transactions or M and A transactions iBasis closed since October 1st, 2007?

A.                      I believe that’s one.

Q.                       Which one was that?

A.                      The TDC deal.

Q.                       And what were the up-front costs associated with that transaction, if you know?

A.                      Around 10 to 11 million U.S. dollars.

Q.                       I want to direct your attention now to May 4th, 2009. Did you have a conversation with anyone from iBasis on May 4th, 2009?

A.                      Yes. Yes, I had.

Q.                       Who did you have a conversation with?

A.                      I had a conversation with Mr. Gneezy.

Q.                       What was the subject matter of that conversation?

A.                      We received — or we, through iBasis, we got in contact with a company called Silver Lake that was interested in a strategic operation with iBasis. And Eelco Blok and Joost Farwerck asked me to talk to Silver Lake. But before talking to Silver Lake I planned a conference call with Mr. Gneezy.

Q.                       And —

A.                      Sorry.

Q.                       I’m sorry.

A.                      Okay. The idea of the conference call from my part was to understand the objective and the background — mainly the background of Silver Lake’s interest.

Q.                       Did — did Mr. Gneezy provide you with the background during your phone conversation with him?

A.                      Yes. He explained to me that iBasis was — had difficulties with executing strategy because of several reasons, depressed share price, limited financing, availability, limited funds available.

Q.                       What strategy was he referring to?

A.                      IBasis strategy. So I — I assume that it’s — it’s called strategy.

Q.                       What did you understand Mr. Gneezy to mean by strategy during that phone conversation?

A.                      Executing M and A/outsourcing deals.

Q.                       Mr. Braat, are you familiar with a document called the June strategic scenarios?

A.                      Yes. Yes, I am.

Q.                       Have you had an opportunity to — to look at Scenario No. 4, which includes outsourcing in it?

A.                      Yes, I have.

Q.                       I believe Scenario No. 4 includes 2.5 billion minutes per year of outsourcing for iBasis through 2012. In your view, is that attainable for iBasis?

A.                      I don’t think so.

Q.                       Could you explain why not?

A.                      First — first of all, I don’t know if this market is out there, if there’s a market which contains so many outsourcing, so many deals.

Second of all, iBasis in its own plan didn’t include any outsourcing deals.

And, third of all, Mr. Gneezy told me that iBasis had difficulty executing its growth strategy.

Q.                       Are there — would you describe the number of outsourcing deals that have occurred since October 1st, 2007 as — is it a small amount or a large amount?

A.                      In — in the market?

Q.                       In the market.

A.                      I — I only know of two, which are most likely more M and A-type deals.

Q.                       And what are those?

A.                      The deal between MTN and BICS and Tata and BT.

Q.                       That is in addition to iBasis’ transaction with TDC?

A.                      Yes. You could say that, yes.

Q.                       Mr. Braat, I want to go back just very quickly to JX-103 and JX-96, the parent projections that you sent to Morgan Stanley on April 29th and June 2nd.

A.                      Okay.

Q.                       Are there any differences between these two versions of the parent projections?

A.                      Yes, there are.

Q.                       What are the differences?

A.                      In 103, we included stock-based

compensation as a cash expense. That had a negative impact on the value, negative impact on cash flow and, therefore, the value. We also lowered the amount of capex going forward and lead to capex depreciation, but the lowering of the capex had a positive effect of the — on the — on the value.

Q.                       And JX-103 is the June 2nd, later and final version of the parent projections?

A.                      That’s correct.

Q.                       Could you explain to the Court why you decided to treat stock-based compensation as a cash expense?

A.                      Yes. After we would be — potentially would be successful in acquiring the whole company, there was no opportunity for us anymore to have a stock-based compensation plan. But obviously we would want to incentivize iBasis’ people with a plan. And we would most likely replace the plan with a cash incentive plan, and, therefore, we assumed it would be a cash expense. This is also something we discussed with Morgan Stanley and they advised us on.

Q.                       Could you describe generally, what was Morgan Stanley’s role in the parent projections?

A.                      KPN prepared the parent projections.

They reviewed them, and we had discussions on specific assumptions and specific valuation assumptions.

Q.                       Do you recall how many discussions you had with Morgan Stanley about these parent projections?

A.                      In general, I was not involved in those discussions, but my team members, Kenji Uematsu and Jan Rodenburg, were having — I think they would have had over 10 conference calls with Morgan Stanley on this topic.

Q.                       And how much time overall did the working group spend on preparing the parent projections?

A.                      A lot of time. I would say more than a hundred hours.

Q.                       Mr. Braat, you testified that — that June 2nd, when you sent the parent projections to Morgan Stanley, that these were the final parent projections.

A.                      Yes.

Q.                       Going forward from June 2nd, what, if anything, did you do to assess the parent projections?

A.                      Every time new information became available to us — and that was mainly the information, the Flash Reports and the — monthly reports, but also the Q2 and the Q3 results — we reassessed the projections and we assessed if we needed to revisit our assumptions. And we concluded we did not and, therefore, we didn’t change the parent projections.

Q.                       With respect to iBasis’ results for the second quarter of 2009, did — did you and the working group review those results?

A.                      Yes, we did.

Q.                       And did you make a determination if those results required modification in the parent projections?

A.                      Yes, we did. And there was no modification required.

Q.                       And can you explain why?

A.                      The results — there was no growth from Q1 to Q2. EBITDA was flat. We didn’t see any fundamental change, in our view, of the long-term outlook for this company, and we felt we were on target with our 2009 numbers. So we saw no reason to change our projections.

Q.                       Are you aware that iBasis recently issued its preliminary third-quarter results?

A.                      Yes, we are.

Q.                       And have you reviewed those results?

A.                      Yeah. We — we had a — we’ve made a first review of those results. As you said, they’re preliminary. So we also need to await the final Q3 results.

Q.                       Do you anticipate that the parent projections will change in light of the Q3 results?

A.                      Based on what we read now and what we analyzed now, we don’t see a change, fundamental change in our view of the long-term outlook of this business. However, in the short term, we’ve provided unadjusted EBITDA in our parent projections. And there are large costs related to this whole process that are included in their financials. So we probably need to reverse downwards the — the EBITDA projections for 2009.

Q.                       With respect to revenues, do you anticipate making any changes in the projections for 2009?

A.                      No.

Q.                       Okay. And why is that?

A.                      Because we — you know, we don’t see any trend that shows that revenue will be more than

1 billion.

Q.                       You said 1 billion?

A.                      I think it — our parent projections is around 1 billion U.S. dollar revenues, and I think that’s what they’re going to come up with.

Q.                       Do you recall what the projections were for — that iBasis had in its 2009 annual plan for 2009 revenues?

A.                      1.3 billion.

Q.                       Mr. Braat, I’d like you to take a look at what’s been previously shown here today as iBasis Demonstrative No. 20.

A.                      Okay.

Q.                       Okay. Have — have you had the opportunity to — to look at this demonstrative before?

A.                      Yes, I have.

Q.                       Okay. With respect to the lines on this — on this demonstrative that relate to April and to the parent projections, have you had the opportunity to look at the documents that form the data for the lines on this graph?

A.                      Yes, I did.

Q.                       Directing your attention to the top

blue line that says April 6th in revenues and in the EBITDA sections, are those KPN’s projections?

A.                      No, they’re not.

Q.                       What are those?

A.                      Those are projections that we call management projections, and they come from Ernst & Young impairment analysis report. And Ernst & Young, I assume, received them from the management of iBasis.

Q.                       Okay. So you — KPN got those projections from an E & Y report, an Ernst & Young report?

A.                      An Ernst & Young impairment analysis, yes.

Q.                       And did that Ernst & Young report report those projections as iBasis management projections?

A.                      I can’t recall.

Q.                       Okay. Were they — are these — that line, that top blue line, is that something that KPN came up with?

A.                      No.

Q.                       Mr. Braat, you testified a minute ago that the parent projections report EBITDA as unadjusted EBITDA; is that correct?

A.                      That’s correct.

Q.                       Okay. The presentations on this — that this chart is based on for April 16th and April 20th, do you know if those presentations used unadjusted or adjusted EBITDA?

A.                      April 6th, April 16th, April 20 use operating or adjusted EBITDA; and the red line projections are unadjusted EBITDA.

Q.                       So it’s two different metrics; is that correct?

A.                      That’s correct.

Q.                       And looking at April 16th and April 20th, can you explain why there’s a difference, first dealing with revenues, why there’s a difference between April 16th, April 20th, and the parent projections with respect to revenues?

A.                      So we were in the process of building this case. You have to have a starting point. We used the Ernst & Young management case projections as starting point; but later on we also found out that when the decision was made to make an impairment, Ernst & Young relied on 10 percent for the management projections and for 90 percent on the Jefferies projections, the Jefferies equity research projections. So that seemed less reliable to us.

So we continued to revise our assumptions. And based on the quarterly result — sorry; the monthly results that we saw, we revised downwards our revenue assumptions, which ultimately led to the — the parent projections which have a starting point about a billion U.S. dollars revenue in 2009.

Q.                       Thank you, Mr. Braat.

MS. PAPISH: No further questions, Your Honor.

MR. DiCAMILLO: May I proceed, Your Honor?

THE COURT: Yes, you may.

CROSS - EXAMINATION

BY MR. DiCAMILLO:

Q.                       Good afternoon, Mr. Braat.

A.                      Good afternoon.

Q.                       Mr. Braat, in connection with the preparation of the parent projections, the working group didn’t speak to anyone at iBasis in connection with preparing them, did they?

A.                      No, not directly, except for the discussion I had with Mr. Gneezy which I mentioned

D. Braat - Cross

before.

Q.                       That discussion was in May about Silver Lake and other things; correct?

A.                      That’s correct.

Q.                       Okay. But with respect to putting the projections together, the working group didn’t speak to anybody at iBasis; correct?

A.                      We spoke to Eelco Blok and Joost Farwerck as well. I would refer to them as being KPN but they’re also on the iBasis board.

Q.                       Okay. But no — no member of iBasis management?

A.                      No.

Q.                       Okay. You did consult with, however, Mr. van Dijk and Mr. van der Schot; correct?

A.                      That’s — that’s correct.

Q.                       And you consulted with Mr. van Dijk and Mr. van der Schot because you believed they were knowledgeable about iBasis; correct?

A.                      Yes, that’s correct.

Q.                       It was Mr. van der Schot and Mr. van Dijk who were involved in the preparation of the June 12th strategic scenarios; isn’t that right?

A.                      I think so, yes.

Q.                       Now, Mr. Blok, as you just testified, is also somebody who is knowledgeable with respect to iBasis, isn’t he?

A.                      Yes, he is.

Q.                       Are you aware that Mr. Blok testified this morning that he believes that iBasis is ready to pursue outsourcing and M and A opportunities?

A.                      No, I was not aware.

Q.                       Do you have any reason to disagree with Mr. Blok with respect to that opinion?

A.                      I think that iBasis has the capability to execute such strategy but not in the existing situation with the existing leadership. And the — within the existing structure.

Q.                       Do you have any reason to disagree with Mr. Blok that he believes that iBasis is ready to pursue outsourcing and M and A opportunities?

A.                      No.

Q.                       If that is true, that iBasis is ready to pursue M and A and outsourcing activities, in your view, is it reasonable to assume that iBasis is going to do no outsourcing or M and A from now until 2014?

A.                      Yes, I think that’s reasonable.

Q.                       Why is that?

A.                      Because they haven’t done that many deals. There are not so many deals out there. They don’t include doing outsourcing deals and M and A deals in their own year plan. Mr. Gneezy told me they had difficulties doing deals, at least difficulties executing strategy.

Q.                       Didn’t Mr. Gneezy tell you difficulties executing the strategy because of the current market environment?

A.                      That’s not what I recall.

Q.                       You took notes of that conversation with Mr. Gneezy, didn’t you?

A.                      That’s correct.

Q.                       And you were deposed twice in this case; correct?

A.                      Yes.

Q.                       You did not turn over those notes to your counsel until after both of your depositions had been taken, is that correct?

A.                      That’s correct.

Q.                       And, in fact, you have a file of notes back in the Netherlands somewhere, and you’re not really sure what’s in them, are you?

A.                      No. I think I’m sure, but . . .  So I’m

not sure what you — what you mean. I find that file before I came here, and I — I took parts of it with me and I gave it to Cravath.

Q.                       These notes were given to me this morning. And you wrote under Mr. Gneezy, “Issue, ability to execute strategy.” And it says “Continue to consolidate. Then “Today in public environment with current market cap. Challenge to execute strategy.”

Does that refresh your recollection that Mr. Gneezy told you he was having difficulty executing his strategy because of the current market environment?

A.                      We discussed a lot of things in — in that phone call. And my recollection is that he said that, and, as you said, also because of the market environment and also because of other things.

Q.                       He also expressed the view that iBasis was trading at a low valuation at the time, didn’t he?

A.                      I don’t know if he said — I don’t think he mentioned those words.

Q.                       Your notes say “low valuation” —

A.                      Low valuation —

Q.                       “Challenge to execute strategy.”

A.                      Low valuation, yes, that’s correct.

Q.                       Since we’re on the topic, why don’t we stick with this May 4th, 2009 conversation.

During that conversation the topic of Silver Lake came up, didn’t it?

A.                      Yeah. That was the reason of the call.

Q.                       Right. And you became aware that Silver Lake was interested in making a proposal to buy some or all of iBasis’ shares; isn’t that correct?

A.                      Yeah.

Q.                       You didn’t want Silver Lake to make an offer, did you?

A.                      Well, we — we didn’t — we didn’t want to ask them to make an offer.

Q.                       And the reason you didn’t want to ask them to make an offer is because you didn’t want to have to disclose it, did you?

A.                      No, that’s incorrect.

Q.                       That’s incorrect. Okay. If we could take a look at JX-258a. This is a document that has been translated. So there’s an English and a Dutch version.

A.                      Yes.

Q.                       I’ll look at the Dutch — I’m sorry; the English version.

(Laughter)

THE COURT: There’s some new skill.

MR. DiCAMILLO: I studied up a little bit, but not quite ready to do it.

THE COURT: You’re going to play Santa Clause on the Miracle on 34th Street.

MR. DiCAMILLO: Certainly, Your Honor.

BY MR. DiCAMILLO:

Q.                       Look at the English version. Is this an e-mail from you on May 20th, 2009?

A.                      Yes.

Q.                       And if you look at paragraph 2, it says “We do not want to ask for an offer from Silver Lake. This could lead to unnecessary complications. If we make an offer ourselves, we will have to disclose Silver Lake’s offer during the process.”

Isn’t it correct that you didn’t want an offer from Silver Lake because you didn’t want to have to disclose it?

A.                      No. I — we didn’t want to ask for an offer because at that point in time we didn’t want to engage into further discussions with them and,

therefore, we didn’t want to receive that offer.

Q.                       Had nothing to do with disclosure.

A.                      Well, according to this e-mail, it says that it would complicate things. Later on we received the offer and we disclosed the offer. And that wasn’t an issue. So at that point in time this was my e-mail.

Q.                       Didn’t you go so far as to send an e-mail to Mr. Blok to tell him to delete an e-mail that referred to the Silver Lake offer and not to read it?

A.                      Yes, I did.

Q.                       Looking back at paragraph 2 of this e-mail, it says “Since Eelco/Joost say that they really want to buy, we are not going to ask for an offer.”

As of May 20th, had Mr. Blok told you that KPN wanted to buy the remaining shares of iBasis?

A.                      No. What — what this expresses, in my view, is, might be that he has a preference — both have preference for the buy option; but at that point in time the board didn’t decide on any of the options.

Q.                       But you had a basis to believe that Mr. Blok had a preference for the buy option; correct?

A.                      Yes.

Q.                       And you had a basis to believe that Mr. Farwerck had a preference for the buy option; correct?

A.                      That’s what it says here.

Q.                       We got a little bit sidetracked there, but let’s get back on track.

You made the initial overture to Morgan Stanley to hire them on behalf of the working group, didn’t you?

A.                      Sorry. The initial?

Q.                       You made the initial call to Morgan —

A.                      Yes.

Q.                       — Stanley; correct?

A.                      Yes. Yes, I did.

Q.                       And you testified on direct that there were several conference calls between the working group and Morgan Stanley during the time frame from May to the end of July, correct?

A.                      From April.

Q.                       Yes, from April until the end of July.

A.                      And thereafter.

Q.                       And you estimated at your deposition there may have been as many as 36 conference calls between the working group and Morgan Stanley; correct?

A.                      Yes, that’s correct.

Q.                       And during those conference calls the working group reviewed various presentations that Morgan Stanley had prepared; correct?

A.                      Yes, in some of the calls we reviewed — we — not reviewed. I would say discussed.

Q.                       Discussed. And you received those presentations generally a few minutes before the call?

A.                      That’s what I said two days ago, that’s correct.

Q.                       Take a look at JX-104, please.

A.                      JX?

Q.                       Yes.

A.                      Which one?

Q.                       104. If you could turn to the second page of the document, do you recognize this as a presentation to the board that Morgan Stanley prepared dated June 3rd, 2009?

A.                      Yes, I do.

Q.                       All right. If you could turn to page 11 of the presentation. Do you have that page?

A.                      Yes, I am.

Q.                       You see on the left there’s a box that says “LFCF Bridge”?

A.                      Yes, I see that.

Q.                       What does LFCF stand for?

A.                      Lever or leveraged free cash flow.

Q.                       And if you look under the 2009 box there, you see a line item for “Less: Change in [working capital]”?

A.                      Yes, I do.

Q.                       It’s got a parentheses (1); do you see that?

A.                      Yes, I see that.

Q.                       That’s under a column labeled “Preliminary KPN Scenario”? Do you see that?

A.                      That’s correct.

Q.                       That’s the parent projections; correct?

A.                      I — I couldn’t say so.

Q.                       Okay. Let’s look at JX —

A.                      It looks like it’s a preliminary KPN scenario. I don’t know. You’ll have to ask Morgan Stanley.

Q.                       All right. Let’s look at JX-123. If you turn to the second page, you’ll see it’s discussion materials dated July 8th, 2009.

A.                      Yes, I see that.

Q.                       All right. If you turn to page 10 of that presentation, you’ll see the same box on the left, “[levered free cash flow] Bridge.”

A.                      Yes, I see that.

Q.                       And under — if you look at the same line that we looked before, “Less: Change in [working capital].” Now, instead of a bracket (1), we have a bracket (18); do you see that?

A.                      That’s — 16 or 18, that’s correct.

Q.                       Right. Pretty big change, isn’t it?

A.                      It’s a change, yes.

Q.                       It’s a multiple of 18 change. Or 16 or 18, whatever that number is, it’s a factor of 16 or 18, isn’t it?

A.                      That’s correct.

Q.                       You have no idea what the basis for that change is, do you?

A.                      No.

Q.                       Now —

BY THE COURT:

Q.                       Well, again, is it a big change?

A.                      Yes, it’s a big change.

Q.                       Well, why didn’t you answer that the first time you were asked?

A.                      I didn’t understand —

Q.                       Well, you were just asked that two questions before.

A.                      Maybe I didn’t understand the question. It’s a big change, that’s correct.

Q.                       Okay. And you have no explanation for the change.

A.                      No. My — my team members were working on the — on the projections, and this was an important — I noted working capital, capex, growth were important considerations that they discussed; but I don’t know exactly why they came up with this big change.

BY MR. DiCAMILLO:

Q.                       Now, in the preliminary KPN scenario in this document we have a Footnote 1. And if you look at the Footnote 1 — it’s very small, but it says “Based on preliminary forecasts for Celtic prepared by management of KPN.”

A.                      Yes, I see that.

Q.                       That’s the parent projections, isn’t it?

A.                      I can’t see the base on this note, but this most likely is the case, yes.

Q.                       So that change is generated from your document; correct?

A.                      I think so.

Q.                       But you have no idea to what it’s attributed to.

A.                      No. Not specifically, but we reviewed the —

Q.                       Mr. Braat, June 9th — I’m sorry. The June 12th, 2009, strategic scenarios, you had them prior to launching the tender offer, didn’t you?

A.                      I — I looked at them, yeah.

Q.                       But you never disclosed them to Morgan Stanley, did you?

A.                      No, we didn’t.

MR. DiCAMILLO: No further questions, Your Honor.

THE COURT: Redirect?

MS. PAPISH: Can I have one minute, Your Honor?

None, Your Honor. Thank you.

THE COURT: Thank you, sir. Why don’t we — we have a next witness; right? Why don’t we do this. What time is it? Looks like it’s about 10 after. Why don’t we come back at 3:25 instead of 3:30 and take our break now. I know that our current court reporter, Ms. Ecker, will be disappointed to miss five minutes and to allocate that to her colleague; but she’ll take one for the team.

(Witness excused)

(A short recess was taken at 2:08 p.m.)

MR. TEKLITS: Good afternoon, Your Honor. KPN calls as its last witness, Ari Terry, who is already up at the witness stand.

ARI TERRY, been duly sworn was examined and testified as follows.

BY MR. TEKLITS:

Q                          Good afternoon, Mr. Terry.

A                         Good afternoon.

Q                          Where are you currently employed?

A                         Morgan Stanley.

Q                          Maybe just move the microphone.

A                         Morgan Stanley.

Q                          What is your position, current position, at Morgan Stanley?

A                         Executive director.

Q                          When did you start at Morgan Stanley, start working there?

A                         Originally, I worked at Morgan Stanley right out of college for two years, in 1996, and rejoined after business school in 2002.

Q                          Where did you go to business school?

A                         Harvard Business School.

Q                          Can you just go through your various positions at Morgan Stanley up to the point of today?

A. Terry - Direct

A                         So, started off at the firm in 1996 as a financial analyst, and then joined as an associate after business school, again, in 2002; was a vice president, and now I’m executive director.

Q                          Maybe just move the microphone — I’m having a little trouble hearing — just so you can project?

A                         How is that?

Q                          That’s better?

A                         Better?

Q                          At some point did — or was Morgan Stanley contacted by KPN about a possible assignment?

A                         Yes.

Q                          And when did that occur?

A                         I believe late April, 2009.

Q                          And what was Morgan Stanley asked to do by KPN?

A                         We were asked to help in evaluating their options with respect to their stake in iBasis. And those options were, you know, whether they should retain the status quo, their existing stake in the public company, sell their stake, or pursue a minority buy in.

Q                          I think you have to move the

microphone even a little closer.

A                         How is that?

Q                          What was your role in connection with providing services to KPN?

A                         My role specifically?

Q                          Yes.

A                         Well, I led the team in New York that was supporting KPN in evaluating these options.

Q                          Who else was on the team at KPN?

A                         At KPN?

Q                          Who else was on the team at Morgan Stanley?

A                         So, I had a vice president, an associate. Do you want names?

Q                          Sure.

A                         Vice president was James Fincher — or is James Fincher. There is an associate, Matt Manning. There is an analyst, Matt Greenberg. There is a managing director in Europe, who covers KPN. His name is Dominique Cahu. And then there was a managing director in telecommunications practice who was at one of first meetings, and we consulted him from time to time. His name is Adam Shephard.

Q                          In the course of performing the work

at Morgan Stanley, did you review projections regarding KPN, regarding iBasis?

A                         Yes, we did.

Q                          And why don’t we start by taking a look at Exhibit 103. You should have a binder in front of you. Can you identify that document?

A                         Yeah. So these would be the projections sent to us in June, 2009.

Q                          Were those the first set of projections you were given regarding iBasis?

A                         From KPN? No. They were the second set.

Q                          Second? When were you given another set of projections?

A                         We were given another set of projections in late April, 2009.

Q                          And when you were given the projections by KPN, what did you — when I say “you,” I mean Morgan Stanley. What did you do with the projections you were given in April?

A                         We had a conference call with the working group, who was responsible for preparing these projections, to understand how they prepared them, the assumptions underlying them, and have that discussion with them.

Q                          Did Morgan Stanley do anything else to review or due diligence the projections that were given in April?

A                         We reviewed the public financials of the company, so the SEC filings. We reviewed equity research reports that were written on the company. We attempted to familiarize ourself better with the international wholesale market by looking at other operators that operated in that space, and read their SEC filings and their research reports to see if we could glean some incremental information on the business, stuff like that.

Q                          After this first conversation you had — you being Morgan Stanley had — with the working group, did members of your team or you personally have other conversations with personnel at KPN regarding the projections?

A                         After this first conversation?

Q                          Yes.

A                         We from time to time would have discussions with the individuals on the working group, to refine some of the assumptions and just understand a little bit better where those assumptions were coming from.

Q                          In reviewing the projections, did Morgan Stanley have access to internal iBasis information?

A                         Not initially. We did receive, in late June, early July, I believe, the monthly management reports from iBasis, as well as the 2009 management forecast.

Q                          And in going from the projections that Morgan Stanley had received in April to the projections that you received in June, did Morgan Stanley propose any — or recommend any changes or adjustments to the projections?

A                         Not explicitly. We had noted to the working group that for our analysis — for some of the work that we were doing, that Morgan Stanley was doing, that we were treating stock-based compensation as a cash expense. Even though it’s a noncash expense, we believe that it does have an economic impact and should be reflected and considered as such. And they ultimately revised their own analysis to reflect that, as well, though it didn’t change the actual stock-based compensation assumption.

Q                          What assumption, if any, did the

projections make with respect to potential new M&A or outsourcing opportunities or transactions?

A                         To my knowledge, they didn’t make any explicit assumption about any new opportunities.

Q                          And did Morgan Stanley consider whether there should be some adjustment made to those projections, to include some assumption about new potential M&A or outsourcing transactions?

A                         We discussed it with our client as part of our diligence and just wanted to understand why they were not including it. And they believed it was speculative. And as we went through the process, the — of trying to understand why they were excluding these sources of revenue — I think they became pretty clear that there was a lot of uncertainty of what the economics would look like for these transactions, and there was a limited track record that the company had for completing these transactions, and uncertainty around the financial wherewithal the company had to execute and complete these transactions.

Q                          From a valuation perspective — by that I mean when you are doing a valuation, what factors do you consider when deciding whether to include an assumption about a potential new M&A transaction or potential new outsourcing transaction?

A                          I think you generally want to see, again, some history, some track record that you can point to that the company in question has the ability to pursue these opportunities. You would like to see some definition around what the economics would look like, so that you can accurately try to reflect that in an analysis. And without those things — and further, you know, the point that I made before, about having the financial wherewithal. If you can define what the financial economics look like, and you have some demonstration that the company in question has been able to pursue these in the past, you know, validating that they have the financial wherewithal to pursue it — I think all of those things are important in determining whether it’s appropriate to reflect that in an analysis.

Q                          And after doing its due diligence here, and having the conversations with KPN, was Morgan Stanley comfortable with the June projections that it had been given and was relying upon?

A                          Yes.

Q                          Now, in addition to those June projections and the April projections, did Morgan

Stanley have access to other projections regarding iBasis that were prepared by any party?

A                          We had access to projections prepared by Jefferies Equity Research, which was — Jefferies was the only firm that covered iBasis. They terminated coverage in early 2009, but their analyst did have a set of projections that he had published on the company. We had access to those, and referred to them in our work as appropriate.

Q                          When were those projections published, if you remember?

A                          I believe — well, they terminated coverage in February. I think the analyst published his projections or included that set of projections in his termination-of-coverage report. So I assume that was the latest version.

Q                          And ultimately, here, did Morgan Stanley make a presentation to the working group at KPN regarding its work?

A                          We made a series of presentations. So there was a presentation we delivered to them in early May, May 13th. There was another one June 3rd, and then another one on July 8th.

Q                          What process was Morgan Stanley going

through as it was preparing these various presentations?

A                          We were, with respect to our financial analysis, constantly revisiting it, evaluating it, and refining it as appropriate, based on new information that we might have gotten from KPN, in terms of the work that they were doing, as well as new information that we received on the performance of the company.

Q                          Why don’t you turn to Exhibit 123 in the binder? Can you identify that document for us?

A                          Yes. This would be the presentation that we delivered to the working group on July 8th.

Q                          What was the purpose of this document?

A                          This was a document that we delivered to them as part of a discussion we had around — an updated view on a perspective on the valuation of iBasis.

Q                          Was this the final presentation materials that you provided?

A                          Prior to the offer?

Q                          Yes.

A                          Yes.

Q                          So is it safe to say this was the culmination of the work that Morgan Stanley had done between April and this point in June or July?

A                          That’s correct, yes.

Q                          In preparing these materials, what valuation methodologies did Morgan Stanley consider?

A                          We considered a comparable company analysis. We considered historical trading multiple analysis, where we looked at the historical trading multiples of iBasis and applied those to a range of operating metrics at iBasis, to calculate implied share prices. We looked at an illustrative DCF, discounted cash flow, sensitivity analysis and a precedent minority buy-in analysis.

Q                          Before we get to the valuation methodologies, I just want to clean up something on the record. If you turn to page ten of this report, you will see on the left there is a table that says, “LFCF Bridge.” Do you see that?

A                          I do.

Q                          And there is an assumption made there, five lines down, about less change in working capital?

A                          Yeah.

Q                          Do you see that?

A                          Yes.

Q                          On this one, it’s negative 18?

A                          Yes.

Q                          Maybe if we can just compare that to Exhibit 103? I don’t know if there is a way to put them both on the screen, but maybe you can — it’s not — it’s 104. It’s page 11 on 104. If you blow up the chart there?

You see on Exhibit 104, which is on the right, which is your prior draft of your report, before we got to the final, it had an assumption there of negative one. And then on the July report, we have negative 18. Can you explain the reason why that assumption was changed between the two iterations of your report?

A                          Yes. So the June assumption was an assumption that Morgan Stanley had come up with. And following the June presentation that we delivered to the working group as part of our process of just aligning on some critical assumptions, so we could be in a better position to provide them with analysis that would be useful to them in forming a valuation view on iBasis, working capital was one of those areas where we aligned on assumptions. So we — they had been using — I think the assumptions they were using were holding working capital ratios consistent with

2008. We aligned our analysis to that assumption.

Q                          So the number on the right from the June presentation, that was a number that had — Morgan Stanley had gotten from somewhere other than KPN?

A                          If I remember correctly, yes.

Q                          If we go back to the July presentation?

A                          Yes.

Q                          Just switch over to the next page, page 11. What is shown on this page?

A                          This page lays out the companies that we considered for our comparable company analysis. It lays out the specific companies and their equity value, enterprise value, and a variety of trading multiples, to the extent that they were available.

Q                          And how did Morgan Stanley select its comparable companies?

A                          We had discussions with internal telecommunications experts at Morgan Stanley, to get their judgment on who the appropriate comparable companies would be. We also reviewed industry research reports, equity research reports. And to the extent that any of these companies were listed as possible peers to iBasis, they were included on the list.

Q                          And did Morgan Stanley ultimately determine to rely on a comparable company analysis here?

A                          Ultimately, we did not. We, as a secondary analysis, reviewed all these companies, looked into their specific business mix, business model, financial profile, and though a few of the companies on this list do compete in the international wholesale market, the companies that do, with the exception of one, Arbinet — I will come back to that — have broader, more diversified businesses.

It wasn’t clear to us that the market was valuing those companies on their international wholesale business. We weren’t comfortable applying these multiples to iBasis, perform some kind of valuation view.

With respect to Arbinet, they do compete in the international wholesale business, but they have a very different business model. They are an exchange. So they primarily generate revenue, economic revenue — that is, from fees — whereas iBasis is a buyer/seller. So it’s a different model, and it’s not clear that the market is valuing them the same on that basis.

Q                          Can you turn over to page 14 of your report, the Morgan Stanley report? What is shown on this page?

A                          This is an illustrative discounted cash flow analysis.

Q                          And what were the principal assumptions that Morgan Stanley made with respect to its DCF analysis?

A                          So the sensitivity here looks at a variety of different assumptions, a range of a variety of different assumptions. We have a range around EBITDA margins, weighted average cost of capital, perpetual growth rate. The assumptions around the revenue CAGRs were informed by the trends that we saw in the business at that point in time, as well as the assumptions embedded in both the KPN projections and the — and the Jefferies research projections that we had access to; similar assumptions around the EBITDA margin and, ultimately, the perpetual growth rate. The weighted average cost of capital was something that Morgan Stanley had calculated separately. That is how we derived that range.

Some of the other assumptions — CAPEX was a blended assumption. They reflected both the view of KPN and Jefferies Equity Research report.

Q                          How does the initial tender offer price of $1.55 per share compare to the implied stock prices that Morgan Stanley had calculated in its DCF analysis?

A                          It’s within the range of stock prices that we had.

Q                          If you turn over to page 15, what is shown on this page?

A                          So this is a summary of our precedent transaction analysis, where we looked at precedent minority buy-in transactions.

Q                          And how did Morgan Stanley go about selecting the precedent transactions that are relied upon?

A                          We set a number of parameters in terms of time, size. So we looked at deals from 25 million to 500 million since 2001. We looked at all-cash transactions involving U.S. targets where the majority shareholder owned — I’m sorry — owned less than 90 percent. Those were the variables or the characteristics that we thought were most relevant to this situation. That is how we defined the universe.

Q                          And how does the premium that is implied from the initial tender offer price of $1.55 compare to the premiums that you calculated through your precedent — or Morgan Stanley calculated through its precedent transaction analysis?

A                          It compares favorably to the final premiums paid to aggregate value and to the three-month average price. We thought aggregate value was relevant given the substantial net cash position at iBasis. If I recall correctly, the premium, the $1.55, represented a roughly 27 percent premium to the one-day aggregate value versus the final median in the precedents of 19 percent. The three-month average, I believe, was closer to — was around 34 percent versus the median premium paid of 29 percent.

Q                          Now, in preparing this July presentation and making it to the working group, did Morgan Stanley consider iBasis’ financial results from the second quarter of 2009?

MR. HEYMAN: Objection. Leading.

THE COURT: Sustained.

THE WITNESS: I’m sorry. Can you repeat the question?

BY MR. TEKLITS:

Q                          What, if any, impact did the second quarter results of iBasis from 2009 have in connection with the Morgan Stanley July report?

A                         We didn’t have the second quarter results at this time, so —

THE COURT: Still leading, but —

MR. TEKLITS: Less leading.

THE COURT: What did blank consider, you know? And it’s not supposed to suggest an answer. But we are done. We are through.

MR. TEKLITS: I think if I left out the “if any,” I don’t think it would have been leading, necessarily. But —

THE COURT: I’m pretty sure it is. The “if any” is the clue that you are probably asking a leading question, and sort of conceding it.

MR. TEKLITS: All right.

BY MR. TEKLITS:

Q                          Did Morgan Stanley become aware or get access to the second quarter results?

A                         Later?

Q                          After you made the presentation on July 9th?

A                         Yes, we did.

Q                          Or July 8th?

A                         At a later point.

Q                          At that point, did Morgan Stanley consider whether it needed to revise or amend its presentation or its analysis in any way, based upon those results?

MR. HEYMAN: Objection. Leading.

THE COURT: Sustained.

BY MR. TEKLITS:

Q                          What did you do with the second quarter results when you received them, “you” being Morgan Stanley?

A                         Well, we actually got two versions. So we received an initial — the monthly report, which was not made public. And that suggested that there was actually a decline in EBITDA in Q2 versus Q1. On that basis, we didn’t really do anything. Following the release of the actual Q2 results, where it suggested a somewhat different trend, and margins slightly above what we expected, we had a conversation with folks in the working group, to assess whether this had any impact on their view of their own projections. So —

Q                          And was any change made to the Morgan Stanley analysis after July 8th?

A                         No.

Q                          At some point, did you become aware of — after July 8th, become aware of what is known as certain strategic scenarios that were prepared by KPN in June?

A                         Yes.

Q                          And how did you become aware of those scenarios?

A                         We became aware of them when they were attached as part of the lawsuit filed against KPN.

Q                          How did you feel when you first learned of those scenarios?

A                         I was a little surprised and angry.

Q                          What did you do after learning of the existence of the June scenarios?

A                         We approached the working group and indicated to them that we had an interest in learning more about these scenarios, what were they used for, how they were developed, so that we could assess the materiality of them.

Q                          Did you get answers to your questions?

A                         We did.

Q                          And what was the discussion you had with KPN regarding the scenarios? What was said during those discussions?

A                         We asked — we had put together a very detailed list of diligence questions relating specifically to the assumptions underlying the scenarios, as well as the process by which they were prepared, and contrasting it with the process by which the para projections were prepared.

Q                          Did Morgan Stanley consider whether it needed to make any adjustments to its analysis or presentation based upon those scenarios?

A                         We did.

Q                          And what conclusion did Morgan Stanley reach on that subject?

A                         Our conclusion was that on a whole, the scenarios were hypothetical in nature, the assumptions were rough and, in many cases, unrealistic and flawed. So on that basis, we concluded that they had — they didn’t have a material impact on our analysis.

Q                          Regardless of whether you thought they were material or not, do you know if they have been disclosed at this point to the iBasis shareholders?

A                         Yes, they have.

MR. TEKLITS: I have no further questions at this time.

MR. HEYMAN: Good afternoon, Your Honor, may I proceed?

THE COURT: You may.

MR. HEYMAN: We have some bigger binders.

CROSS-EXAMINATION

BY MR. HEYMAN:

Q                          Good afternoon, Mr. Terry.

A                         Good afternoon.

Q                          My name is Kurt Heyman. Nice to meet you.

When performing your valuation work for KPN, you didn’t speak to any members of iBasis management, did you?

A                         No.

Q                          But you thought it would be useful to speak to members of iBasis management, didn’t you?

A                         I think as we went through our process and — of diligence and projections and developing our point of view on value, there were potentially certain elements that were relevant to our analysis where it

A. Terry - Cross

might have been useful to have some input from the management team at iBasis.

Q                          For example, it would have been useful to have their views regarding outsourcing deals in order to more fully understand and consider their economic implications. Right?

A                         Yes.

Q                          And it’s typical for Morgan Stanley to receive and to consider management’s current long-range plan when doing a valuation of a target company. Isn’t it?

A                         To the extent that the long-range plan of the target company is available, yes. I suppose.

Q                          Okay. And in fact, you specifically asked KPN at the outset of your work whether Morgan Stanley could get management’s most recent long-range plan for the business. Right?

A                         We did. If I remember correctly —

Q                          And KPN said no. Right?

A                         I don’t remember them saying no. What I remember them saying was they were not aware of a long-range plan that existed.

Q                          Didn’t KPN say that you wouldn’t have access to those materials because they had determined that they wanted to proceed with an unsolicited tender offer?

A                         I don’t recall that statement being made.

Q                          Did you render a fairness opinion here from the perspective of the minority stockholders of iBasis?

A                         No, we did not.

Q                          Did KPN ask you to do so?

A                         No, they did not.

Q                          Were there other things you would have done beyond the things you did in order to be in a position to render an opinion that the transaction was fair to iBasis’ minority stockholders?

A                         Yes.

Q                          Such as?

A                         Well, typically, when we render fairness opinions, from an internal process, we go to our fairness committee and review the transaction and the fairness with senior professionals of our mergers and acquisitions group. We would have gone through that process.

Q                          What about from an analytical perspective or a due diligence perspective?

A                         From an analytical perspective, we probably would have tried to define the ranges of value more specifically than we did in some of the analyses that we put together. If we were rendering an opinion to the minority shareholders, I would think almost certainly we would have wanted access to the long-range plan of the management team.

Q                          And wouldn’t you also have wanted to have extensive communications with management?

A                         We would have wanted — we would have wanted to have sufficient communications with management to understand their projections and make sure that we were comfortable with them.

Q                          Okay. Would you ever render a fairness opinion regarding the fairness to the target stockholders without having communications with target’s management?

A                         I don’t believe so, no.

Q                          Now, you were aware that KPN would rely on the valuation work you were performing in connection with its tender offer. Right?

A                         We were aware that the work we were doing was being used to provide them with some perspective on value. They were also doing their own work on value. And they wanted us to help support them.

Q                          In fact, you were aware that they would rely, in part, on your valuation work in support of their position that the tender offer was fair to iBasis’ minority stockholders. Right?

A                         Again, we were aware that what we were asked to do was provide them with some perspectives on the valuation of iBasis.

Q                          Why don’t we call up from your deposition pages — page 244, if we could, lines 5 through 15. Do you see the question was: “Did you have an understanding at the time you did that presentation that the presentation would be one of the factors that KPN would rely upon to support its statement that the tender offer price was fair to the iBasis shareholders?

“Answer: Yes.

“Question: Was that known to you from the very beginning of the assignment?

“Answer: Yes.”

Were you asked those questions and did you give those answers at your deposition?

A                         Yes.

Q                          And in fact, KPN did rely on Morgan  Stanley’s analysis in order to urge that the tender offer was fair. Right?

A                         Yes, they did.

Q                          Said so right in their tender offer papers. Right?

A                         Yes.

Q                          Now — but sitting here today, you are not prepared to opine that the original tender offer was fair to iBasis’ minority stockholders, are you?

A                         No.

Q                          In fact, you have never so opined?

A                         That’s correct.

Q                          And the same holds true for the revised tender offer. You are not prepared to opine today that that offer is fair, either?

A                         That’s correct.

Q                          You are aware that Jefferies is iBasis’ financial advisor. Correct?

A                         Yes.

Q                          And you are also aware that Jefferies opined that both the original and revised tender offers were inadequate. Aren’t you?

A                         Yes.

Q                          You have been told that, or been made aware of that?

A                         Yes.

Q                          You are further aware that Jefferies was able to communicate with iBasis management in connection with preparing its analysis. Right?

A                         Yes.

Q                          Now, sitting here today, you are not prepared to opine that Jefferies was wrong in concluding that the original or revised tender offers were inadequate, are you?

A                         Again, I’m not in a position to opine on fairness or inadequacy. So no.

Q                          And in talking to Mr. Teklits a few minutes ago, it’s correct that your work included DCF analyses. Right?

A                         Correct.

Q                          And just general background, am I correct that in order to generate a DCF analysis, you have to develop some means of estimating a company’s future cash flow?

A                         Yes.

Q                          And that’s usually based on projections of some sort?

A                         Yes.

Q                          And if you are going to render an opinion that a transaction is fair to a company’s stockholders, your DCF analysis will usually be based on that company’s management’s projections. Right?

A                         Usually.

Q                          Now here, as I believe you have already testified, you relied on the projections of iBasis’ performance that were prepared by the KPN working group, which have been called the parent projections. Right?

A                         Yes, in part.

Q                          And you received, I think we said, two versions of those parent projections, one in late April and one in early June?

A                         Yes.

Q                          Okay. And to your knowledge, there were no material changes to the parent projections as a result of feedback given by Morgan Stanley?

A                         As a result of feedback from Morgan Stanley?

Q                          Correct.

A                         No. Not to my knowledge.

Q                          And the parent projections reflected

in the tender offer materials are more or less identical to the final parent projections you received from KPN. Right?

A                         Yes.

Q                          And you knew that the parent projections were based on growth rates for minutes that were lower than third-party forecasts for the market growth rate for minutes in the industry. Right?

A                         To my knowledge, there is no forecast that goes beyond 2010. So the set of projections we received went beyond 2010.

Q                          Okay. But at least as through 2010?

A                         Yeah. If I remember correctly, that is correct.

Q                          Okay. And I believe you told Mr. Teklits already that you knew that the parent projections did not include any potential outsourcing deals that iBasis might consummate in the future. Right?

A                         Yes.

Q                          And by outsourcing deals, you are including both what we have heard about as M&A deals and non-M&A outsourcing transactions. Correct?

A                         Yes, if you can make that distinction.

Q                          And you never performed any analysis of what the projections for iBasis might look like if they did include outsourcing deals?

A                         That’s correct.

Q                          I think you testified that you were aware, prior to the filing of the tender offer, that iBasis had successfully executed at least one outsourcing deal since the time of the merger with KPN?

A                         That’s right. Yes.

Q                          And — okay. And are you also aware that iBasis recently received a commitment for another significant outsourcing deal from a large Middle Eastern company?

A                         Vaguely familiar with that, just through this process.

Q                          Have you also heard through this process that there are several other potential outsourcing transactions in the pipeline?

A                         No.

Q                          Now, you recognize that a successful outsourcing deal would have an impact on all of the financial metrics for a company like iBasis. Don’t you?

A                         Yes.

Q                          For example, it almost certainly would increase revenue?

A                         Yes.

Q                          Now, Morgan Stanley began preparing DCF analyses almost immediately after receiving the first set of parent projections. Right?

A                         That’s correct.

Q                          As early as May 1, 2009, perhaps. Right?

A                         Yes.

Q                          And that process continued on through your final presentation to the KPN working group on July 8th, 2009. Right?

A                         Yes.

Q                          And the various versions of the DCF analysis that you performed reflected assumptions concerning various metrics that were inputs. Right?

A                         Yes.

Q                          Including assumptions regarding CAGR?

A                         Revenue CAGR?

Q                          Yeah. Compound annual growth rate.

A                         For revenue?

Q                          Yes.

A                         Yes.

Q                          Perpetual growth rates?

A                         Yes.

Q                          EBITDA margins?

A                         Yes.

Q                          Discount rates?

A                         Yes.

Q                          And all other things being equal, if you start out with a lower assumed CAGR, that would result in a lower implied share price. Wouldn’t it?

A                         Yes.

Q                          And the same would hold true with a lower assumption for perpetual growth rates. Right?

A                         Yes.

Q                          The same would also hold true for a lower assumed EBITDA margin. Right?

A                         Yes.

Q                          But the opposite holds true for discount rates, in that all other things being equal, the higher the discount rate, the lower the implied share price in a DCF analysis. Right?

A                         Yes.

Q                          I’m going to show you a demonstrative

exhibit that we put together, that shows the progression of Morgan Stanley’s DCF analyses between May 1st and July 8, 2009. Can you put up, Item 1? And it’s page 27 of the demonstrative.

I will represent to you that all the ranges and dates are accurately taken from your documents. I’m not going to take you through all of these, but I would like to ask you a few questions.

Now, if you turn — if — you can see in the bottom corner, right-hand corner, of this demonstrative that the assumptions regarding these various metrics that we have been talking about change over time in your analyses. Correct?

A                         Yes.

Q                          And we will leave that demonstrative — we will leave for Your Honor, in the interests of time, and not go through all of the metrics here. But would you agree with me, Mr. Terry, in looking at the chart, or the comparison in the upper right-hand corner, that the implied share price ranges generated from the Morgan Stanley DCF analysis trended downward over time in nearly every iteration?

A                         Based on what I see here, yes.

Q                          Do you have any explanation for why

this is the case?

A       So this is the result of what I would characterize as Morgan Stanley trying to reflect, as we went through our process, the latest information that we had on the company, as well as the assumptions implicit in both the Jefferies Equity Research report and the KPN parent projections, which were the projections that we used as a framework, again, for our DCF analysis.

I would also note that some of the differentials that you see here on this chart — I’m not going to necessarily dispute the dates of the models that you put here, but I do think it’s a little misleading. This is the result of what you typically go through when you are starting an analysis. You are putting together a model. A junior team is tasked with that. There are sometimes mistakes that ultimately get fixed. And when that junior team puts together a model, they sometimes make assumptions which are then ultimately refined with the senior team as we get closer to a final product that we can present to our client. And in almost every scenario here, that is what is happening.

Q                          Okay. Now, the last set of parent

projections you received was in early June. Correct?

A                         Correct.

Q                          So after the May 29th iteration, there wasn’t any material change in the information coming from KPN. Isn’t that right?

A                         Actually, no. That is not right. We received, in late June or early July, the monthly reports from KPN. So we now had five months of data that we could look to to see how the company was performing.

Before I go there, I should actually note for the record, that our DCF sensitivity before our July 8th presentation used 2008 as the starting point. Okay? And so the ranges, the CAGRs, that we used to inform that analysis were based on the implied 2008 to 2014 compounded annual growth rate for both the Jefferies research report and the KPN parent projections.

When we got the five-month monthly report, or the monthly reports through May, and we analyzed them, we got comfortable that 2009 was going to look very different than 2008. We had a sense of that at the end of the first quarter. But with two incremental months of information, we got more comfortable. And in order to make our analysis more relevant to our own client who was basing their own analysis based on a 2009 starting point, we did the same thing. We updated our analysis. We changed the structure so it was based on a 2009 starting point. We used the KPN projections for 2009 as the starting point. And we obviously had to modify the implied CAGRs for 2009 to 2014 on our sensitivity. That’s what you see here.

Q                          Now, did you say that you were continuing to receive performance results for iBasis from KPN?

A                         We received the first set of performance results at — I believe it was the end of June.

Q                          The end of June, you received the first quarter results, or the second quarter results?

A                         No. So the first quarter results we had already had when we started the project.

Q                          Right.

A                         We received April and May at the end of June.

Q                          And you are aware, aren’t you, that the second quarter results showed improvement over the first quarter? Aren’t you?

A                          I didn’t have the second quarter results.

Q                          You had two months of it. Right?

A                          Yes.

Q                          And what did those results show?

A                          They showed declining revenue, year over year, and I believe quarter over quarter, or for the like time period. And I don’t recall exactly what the EBITDA looked like.

Q                          Okay. You are aware that the EBITDA for the full second quarter increased over the first quarter, aren’t you? I’m talking about adjusted EBITDA.

A                          Yes.

Q                          So the company is doing better, yet your valuations are going down? Is that correct?

A                          Well, the company was performing consistent with the way KPN forecasted them to perform in 2009. So the trend that we saw actually didn’t surprise us. The trend was very much consistent with the projections that were prepared by the working group, that they, too, saw a plateau and a recovery later in 2009. That is exactly what the results demonstrated.

What I’m suggesting is part of what is driving this is — in terms of the lower valuation, is the change in structure of this sensitivity, basing it off of a 2009 starting point, which is a lower revenue base versus 2008, which is a higher revenue base. When you apply EBITDA margins to higher revenue, you are going to calculate higher EBITDA.

So the earlier analyses actually were a little misleading to our client, because it didn’t reflect their point of view for 2009 and thereafter. So we updated this analysis to reflect the latest information we had on the company, which we thought was more relevant for our client, so that they could make an informed decision consistent with the projections that they had developed for iBasis.

THE COURT: What drove your discount rate up so much? What method were you applying?

THE WITNESS: The discount rate that we selected, the 14 to 16 —

THE COURT: Yes.

THE WITNESS: — percent? We calculated it using traditional analysis, using the CAPM and —

THE COURT: You used the capital asset pricing model. What input changed so significantly from 10 to 15 percent to be a range of 14 to 16 percent? Was it the equity risk premium?

THE WITNESS: No. Nothing changed. We looked at a range.

THE COURT: Something has to change. There is a capital asset pricing model, and it has inputs. They are like equity risk premium. There is the cost of debt. You can take into account systematic risk by the application of beta. Things have to change.

I have seen this before. You are a highly skilled person. I understand the investment banks also throw things like company specific discount rates around, which are not included in the corporate finance literature. So how did you do it?

THE WITNESS: The original analysis that was put together had a range. The range established here, the earlier ranges, were selected by the junior members of the team. When I sat down with my vice president —

THE COURT: Okay. Had a range. What was the equity risk premium?

THE WITNESS: We looked at four to six percent. So the broader range reflects the four to six percent, and then there was a small cap premium put on top of that. We, at least at Morgan Stanley, in this market, have been focused more on the five to six percent range.

THE COURT: Five to six percent.

THE WITNESS: Equity risk premium.

THE COURT: Okay.

THE WITNESS: When we initially did this analysis, the risk-free rate was at three percent, which we thought was historically on the low side. We made an adjustment in that, and the 14 — the 14 to 16 percent came out of that analysis.

THE COURT: You cranked up the risk-free rate. Did you use objective data, or you just cranked it up?

THE WITNESS: The 14 to 16 percent was within the range of our original analysis.

THE COURT: You never did a capital asset pricing model analysis. You did a squish. Right?

THE WITNESS: No.

THE COURT: You understand there is a

method. Some of the inputs measured on a traditional basis are not going to move or shake. For example, when we have experts, men and women of valuation science — believe me, I’m familiar with them applying the same method. One is hanging on that wall; one is on the other wall, in between is a $17 billion of valuation. I get it.

What I don’t usually have a lot of fights over risk-free rates, or them moving in months. If what you are telling me is you don’t usually actually go to the data and use a risk-free rate, you just sort of select one, tell me that. But there is formulas for doing this. And this is a fairly striking movement within a period of time.

Frankly, the data that you used, for example, the equity risk premium, is — there is a big debate — I have another case tomorrow in an appraisal. You can come back and watch the other side of the expert debate in that. About whether you use it going back before the War of 1812, and all this kind of good stuff.

But I can tell you, it doesn’t move between May 2009 and July of 2009. So what did you do? If you don’t know, just tell me you don’t know.

THE WITNESS: No. No. I’m trying to explain to you what we did. It stayed consistent from May 12 to July 8th.

THE COURT: It did. But it went up an awful lot from the beginning.

THE WITNESS: Yeah. Again, we have the analysis. And when we looked at the range, we focused on — the 14 to 16 is supported by the range before you even make any adjustment to the risk-free rate. We got comfortable with that, recognizing the risk-free rate was historically low.

THE COURT: Did the beta change? You used — where did you get your small company risk premium?

THE WITNESS: I’m forgetting what source we used specifically, but it was three to six percent.

It’s the same. The analysis itself did not change.

THE COURT: You realize something has to change.

THE WITNESS: The judgment on which range to use changed. So I didn’t select the ten to 15 percent. I didn’t select the 12 to 17-and-a-half percent. 17-and-a-half percent is actually higher than the range.

THE COURT: You started with 10 to 15. Right?

THE WITNESS: I didn’t start with 10 to 15.

THE COURT: Okay. Somebody on your intergalactic team did. Junior, climbing the ranks. But at some point in time, when you applied the capital asset pricing model, it just changed.

THE WITNESS: Our judgment as to where we wanted to be in the range changed, yes.

THE COURT: Your judgment. Okay. I hadn’t understood the capital asset pricing model’s application was a matter of judgment, so much, that your judgmental factors would change. Are you saying it’s essentially a subjective hurdle rate, like a private equity firm might use to test whether they were going to make an investment.

THE WITNESS: No. The calculation itself is not subjective.

THE COURT: I understand the calculation is not subjective, in the sense that once you put down on paper numbers to the formula, the formula yields a result. But something changed, and you are telling me what changed is subjective rather than objective.

For example, rather than sticking with the same calculation of the risk-free rate, that you used a different risk-free rate, not driven by market dynamics or the same measurement, but by subjective judgment.

THE WITNESS: We actually — just to be clear, we didn’t use another risk-free rate. We kept the risk-free rate where it was, which was three percent.

THE COURT: Are you telling me now that you just don’t recall what drove this, except subjective judgment, that it became riskier in your mind?

THE WITNESS: We ended up selecting the range by looking at the —

THE COURT: Okay. What you are telling me is you selected a range.

THE WITNESS: We selected a range, yes.

THE COURT: You selected a range. You didn’t have a capital asset pricing model formulation come up with a rate. You selected a range.

THE WITNESS: We used the capital asset pricing model to determine a range, and we narrowed that range down by focusing on —

THE COURT: You are telling me you applied the capital asset pricing model, and it produced a variance between 12-and-a-half and 17-and-a-half percent, by just running every conceivable, like, risk-free rate you could?

THE WITNESS: We didn’t change the risk-free rate.

THE COURT: You did change the risk-free rate. You told me that five minutes ago. Right? You had to change something. Did you change beta?

THE WITNESS: We didn’t change beta. The analysis hasn’t changed. The range didn’t change.

MR. TEKLITS: Your Honor, I think, in all respect — I think you are talking by the witness, and it may help on redirect if I can — there is the analysis in the two presentations, and I think the explanation will be consistent if Your Honor let’s me do it on redirect.

THE COURT: That’s fine.

MR. HEYMAN: Your Honor stole some of my thunder on discount rate. I’m happy to have Your Honor do that.

THE COURT: It’s a strange fascination of mine, occupational hazard.

BY MR. HEYMAN:

Q                          I actually just want to focus on one more metric on here, which is the assumed perpetual growth rate. Mr. Terry, can you see that for every analysis between May 6th and July 7th, your assumed perpetual growth rate was negative two percent to positive two percent? Is that right?

A                          Yes.

Q                          And then on either the night before or on the day of your final presentation to the KPN working group, the assumed perpetual growth rate changes to negative two percent to zero percent? Is that right?

A                          Yes.

Q                          And meaning all the positive component of that range was taken out?

A                          That’s correct.

Q                          Okay. And am I also correct that sitting here today, you have no idea why this change was made?

A                          No. That’s not correct.

Q                          That’s not correct? Why don’t you tell me why it was made.

A                          So the original range was established as follows: The Jefferies Equity Research report we had access to used a terminal perpetual growth rate of zero percent. We just established a rough range around that, positive two, negative two.

As we went through our analysis and presented some of our findings to our client — I believe it was the June 3rd presentation where we had a discussion around value. And following that, we had a detailed discussion with members of the working group, to understand a little bit better how they were modeling this internally. And what we were told was, they had a longer-term model that went beyond, you know, the time frame for the projections that were provided to us; that they didn’t have a terminal value in those projections; but their view was that the business would decline over time.

So we didn’t develop an independent point of view on the perpetual growth rate. The zero percent came from Jefferies. And we had, now,

some input from our clients, suggesting they had a view that this business was going to decline over time. And so we modified the range to reflect, directionally, the analysis that KPN was doing, again to make this analysis more useful to them as they were considering this — considering the value of iBasis. And at the high end of the range was the input we got from Jefferies.

Q                          You figured this out only on the eve of your final presentation?

A                          No. Again, just to be clear, we had that conversation in June. We didn’t update our analysis until July, and work begun on that actually the day before the presentation.

So when we sat down as a team the day of, and — or on July 7th, and looked at the analysis, we recalled the conversation that we had with our client and that was the basis for making that modification.

Q                          When did you develop this understanding of the reason for this change?

A                          Again, it was in early June, after our June 3rd presentation.

Q                          Can we call up from the deposition

page 331, line 14 through 332, line three, please?

331 line 14, I believe, through 332, line three.

A                          Yeah. I think —

Q                          It says, For example — the question is, “For example, the assumed perpetual growth rate in the July 8th presentation are negative two percent to zero, whereas in the model that was generated the prior day, they are negative two percent to positive two percent.

“Do you have any understanding of why the assumed perpetual growth rates are less favorable in the final presentation than they are in the model that was generated the day before?

“Answer: I don’t.”

So my question to you is: When did you develop that understanding?

A                          Yeah. I think I was responding to the question of did I understand why the model from the day before was different from what we ultimately went with. And I — the answer was I didn’t understand why the model from the day before was different. I understood why we ultimately made the change from zero to negative two percent. I just explained that. But

I didn’t understand — I’m not — I don’t get into our models. And again, we didn’t make that change to the analysis until we sat down as a team the night before. We were going to deliver the materials to the working group. But we had the conversation, the substantive conversation, to discuss it with our client, almost a month before.

Q                          Put the demonstrative page back up, please.

You would agree with me, wouldn’t you, there is a pretty significant change in the valuation range from one day, from July 7th to July 8th?

A                          Yes.

Q                          The top end of the range goes down by over ten percent, and the bottom end of the range decreases by — looks like over 25 percent?

A                          Yes.

Q                          Okay. Now, you were testifying earlier, and I guess I’m not clear. Do your analyses reflect any actual results from the second quarter of 2009, or do they not?

A                          They do not.

Q                          Okay. So when you say that you were constantly refining your analyses based on data that you were receiving from KPN, you are not saying that your analyses reflects actual results from any portion of the second quarter. Right?

A                          Well, no. That’s not entirely true. We had April and May.

Q                          Okay.

A                          So we were able to get a sense of what was happening to the revenue trend from April and May.

Q                          Did you update your analysis based on April and May results?

A                          Yes.

Q                          But you did not update your results for the full quarter. Is that your testimony?

A                          The full quarter came out after this analysis, so, yes.

Q                          You are aware — you have seen the third quarter preliminary results, as well?

A                          We have, yeah.

Q                          And you are aware that adjusted EBITDA again increased over the second quarter?

A                          Yes.

Q                          And you have never done an update of your analyses based on the actual results for the full second and third quarters of 2009, have you?

A                          That’s correct.

Q                          Okay. I would like to talk about cash on hand, or net cash on hand. I know you know what it means, but for my own purposes, I mean cash minus debt.

And now in order to come up with an implied share price range for discounted cash flow analysis, you have to take into — the amount of net cash the company has. Right?

A                          That’s correct.

Q                          And the DCF analysis in your final July 8th presentation incorporated iBasis’ net cash position as of the end of the first quarter. Right?

A                          Yes.

Q                          And iBasis — I’m not trying to trick with you numbers, but it had approximately 26.6 million in net cash at that time. Right?

A                          I believe that’s correct, yes.

Q                          And you are aware that iBasis has more net cash now, aren’t you?

A                          Yes.

Q                          And do you remember from your deposition that that number is over 37 million?

A                          I think that’s right.

Q                          Okay. And all other things being equal, the more net cash a company has, the higher the implied share price range. Right?

A                          Yes.

Q                          And you have not performed any analysis based on actual net cash on hand as of the third quarter. Right?

A                          That’s correct.

Q                          Okay. I believe you told Mr. Teklits that you did not do a comparable companies analysis, or chose not to rely on a comparable companies analysis in your final July presentation to KPN’s working group. Right?

A                          Yes.

Q                          Now, the analysis that you had — can we go to Joint Exhibit 123, page 11, please? Blow it up a little. Thanks.

Now, your analysis revealed that most of the potential comparable companies were trading at significantly higher multiples than iBasis. Right?

A                          For the ones that had multiples, yes.

Q                          Okay. In fact, all of the ones that had multiples except for IDT were trading at higher multiples. Right?

A                          Yes.

Q                          And you are aware, aren’t you, that IDT is in financial extremis at this point?

A                          I don’t know if I would characterize it that way, but yeah. They are not in as strong a financial position as some of these other companies.

Q                          And in fact, it was the very fact that these companies were trading at higher multiples that was one of the factors that caused you to conclude that they were not appropriate comparables for iBasis. Right?

A                          Not exactly, no.

Q                          Okay. Why don’t we call up deposition, page 311, which might have been the page we were on before, line seven through 312, line 14. And as you will see if you go towards the next page, line 14, there is a question, “So a differential in the relative trading multiples might be one factor that would lead you to believe that a company is not an appropriate comparable; is that right?”

And your answer was, “That could potentially be one factor, yes.”

Were you asked that question and did you give that answer at your deposition?

A                          I guess I did, yes.

Q                          Okay. Now you could have included a comparable companies analysis in your final presentation, putting in whatever caveats you wanted to about how probative it was. Couldn’t you?

A                          We could have, yes.

Q                          Nothing prevented you from including that analysis. Right?

A                          Nothing prevented us from including that, other than the judgment that it may be misleading to our client if we included it.

Q                          Now, you are aware that a comparable companies analysis is a pretty common form of analysis in this kind of situation. Right?

A                          I think it’s a pretty commonly used valuation methodology when trying to value companies.

Q                          And instead of a comparable companies analysis, you relied on an historical trading multiples analysis. Right?

A                          We looked at an historical trading multiples analysis.

Q                          You didn’t rely on it?

A                          We looked at it as part of the different valuation methodologies that we performed to provide a view on value. So yes, it was one of the things that we relied on.

Q                          Returning for a moment to our discussion about perpetual growth rates, you testified that the change to having negative two to zero percent was based upon discussions with KPN management, and their view that this would be a declining business. Correct?

A                          With members of the working group, yes.

Q                          Yeah. KPN working group. And I would like to show you Exhibit 1288, which I believe we are handing up. Do you recall seeing this before?

A                          No.

Q                          Looks like a KPN-prepared document. Right?

A                          Yes.

Q                          Okay. And can you look at page 35? By the way, I note for the record, it’s dated July 9th, which is the date after your presentation to the KPN working group. You see the chart on the bottom?

A                          Yes.

Q                          This appears to be a model generated

by KPN. Correct?

A                         It does.

Q                          And it shows perpetual growth rate of negative one to positive one percent. Doesn’t it?

A                         Yes.

Q                          Do you have any understanding as to why KPN would be preparing a model of this type, with this range, in light of the discussions you had and your change eliminating the positive portion of the range?

A                         No.

Q                          I apologize for that detour. So you were about to tell me. Did you not rely on an historical trading multiples analysis?

A                         It was one of the analyses we did, yes.

Q                          You didn’t just consider it. It was one of the ones you actually affirmatively relied on?

A                         Yes.

Q                          As opposed to a comparable companies analysis, which you considered but did not in fact rely on?

A                         That’s correct.

Q                          Okay. And would it be fair to say

that use of historical trading multiples analysis is far less common than a comparable companies analysis as a means of valuation?

A                         Yes.

Q                          And in this particular case, in your historical trading multiples analysis, you looked at the implied share price based on trading over approximately a one-year period. Right?

A                         Correct.

Q                          And that was the previous one-year period. Is that right?

A                         The one-year period leading up to July 8th, yes.

Q                          Can we go to — back to Joint Exhibit 123, page 13, please? And that one-year period also happened to coincide with what has been called the most extreme recessionary period that this country has experienced since the Great Depression. Isn’t that right?

A                         Yes.

Q                          And you didn’t perform any analysis to determine whether iBasis historically had traded at higher multiples in any previous nonrecessionary periods than in the recessionary period over the last

12 months, did you?

A                         I think we looked at multiples going back to the beginning of 2008, or February of 2008. The comparability is challenging, because in 2007, obviously, there was the merger with KPN. And then they did the TDC transaction in the middle of 2008. We were trying to strip out the noise of those transactions and just focus on the business as it’s constituted today.

MR. TEKLITS: Your Honor, I don’t mean to interrupt the cross, but I think they are getting close to the end of their time. We are getting close to the end of the day. I have a few redirect that I think I have time left, in my calculation of the time of each of the parties. I want to make sure that Mr. Heyman is wrapping it up here.

MR. HEYMAN: I am in fact wrapping it up.

BY MR. HEYMAN:

Q                          Did you perform any analysis to determine whether the telecom sectors as a whole had historically traded at higher multiples in previous nonrecessionary periods than in the recessionary period of the past 12 months?

A                         No.

Q                          Now, there was some talk with Mr. Teklits about the June projections that you learned about when this — the complaint in this action was filed?

A                         Right.

Q                          Those projections were prepared by individuals who did have access to iBasis management, including KPN’s liaison representative with iBasis. Right?

A                         Correct.

Q                          Okay. And am I correct that you never performed an analysis based upon those June projections? Isn’t that right?

A                         That’s correct.

MR. HEYMAN: I have nothing further.

REDIRECT EXAMINATION

BY MR. TEKLITS:

Q                          I just want to see if we can clean up the discount rate issue quickly. If you turn in iBasis’ book to Exhibit 253. It’s going to be the thicker book that Mr. Heyman gave you, which is your May 1st — or Morgan Stanley’s May 1st analysis. This is the first one. If you turn to page seven, which is

A. Terry - Redirect

your first WACC calculation on the demonstrative? If you look at the lower right, what was your sensitivity analysis on this initial WACC?

A                         We did a sensitivity on the cost of equity and the cost of debt, and the calculation — the WACC calculation comes out of that. The cost of equity, the range that we used was informed by the sensitivity analysis on the left.

Q                          All right.

A                         Before we assumed a market risk premium of — the cost of equity range we assumed was based on a cost of equity sensitivity that we performed on the lower left, which assumed a market risk premium of four to six percent and a small cap premium of three to six percent.

Q                          If we can put all three up, I think it will make it easy for the Court. Put up 253, the top of the page. Put up the top of the page of 209. And put up the top of the page of 123. Maybe I’m making it too difficult.

Can you just get the three documents in front of you?

A                         What am I looking for?

Q                          253, 209 and 123. It’s the WACC

analysis, which is on page 42 of 209, on page seven of 253, and on page 18 of 123.

A                         What was the last number again? I’m sorry.

Q                          123, which is your final report; 253, which is the first analysis; and 209, which is the first presentation to the working group.

A                         Okay.

Q                          Can you bring up the top of the — where he actually does the analysis. Actually, those are — the middle one is actually the first one you did. Do you see? Put that one on the top?

A                         Right.

Q                          Did the analysis that you did change in any way from the first May to the —

A                         Methodologically? No.

Q                          The risk-free rate, what explains the change. If you want, you can look at the —

A                         Just the daily risk-free rate. We are using the ten-year U.S. Treasury yield as of each of these dates. So I guess the May 1st one must have been based off of an April 24th risk-free rate. And then we used the May 11th risk-free rate of 3.3 percent.

Q                          Why was the beta changing?

A                         The beta we just get from — that was Barra, is the company that produces predicted betas. So we rely on them.

THE COURT: The beta went down; the risk-free rate went up. Right?

THE WITNESS: Correct.

THE COURT: And so the big moving parts in this, the tax rate went down. And I don’t know how that affects your cost of capital at all.

THE WITNESS: It’s minor.

THE COURT: The big thing that goes up is that Morgan Stanley, one of the most venerable investment banks in the world, has come to a different judgment about the equity market risk premium and the small cap premium that applies to all companies.

So what happened? I mean, I’m just — the moment of revelation, when you moved to that top end.

MR. TEKLITS: Well —

THE COURT: Mr. Teklits, I want to know. But I just what it is, then. Because my sense is if you take the beta reduction and the risk-free rate and you put them together, it’s kind of a wash.

So what is moving the analysis is really that you chose that the equity risk premium overall is going to be relatively high, and that the small cap premium is going to be relatively high in your range, which are things that should not move within a couple of months at a venerable bank.

Do you have criteria at the fairness committee level, or something, that you do? I mean, this is not going to be affected by iBasis. Do you see what I mean?

THE WITNESS: Yes.

THE COURT: So what is the answer?

THE WITNESS: The answer is that we — as I said, we did focus on the high end of the range for the risk premium, the small cap premium and the market risk premium.

THE COURT: Right. But why? These are not company-specific factors, you understand, as a matter of valuation.

THE WITNESS: Understood.

THE COURT: So it cannot be affected by anything you are learning about iBasis. As I understand it, nothing you learned about iBasis got worse by then. So analytically what is this, except the dollop of creme fresh for your client.

THE WITNESS: Again, we focused on the high end of the range.

THE COURT: So you just decided at the end that on these factors, which are not company specific and applied at all public companies — you just decided to come up with a range that obviously pushed down the value of the target?

THE WITNESS: Well, I — the first — the range that we were using before was actually broader than this.

THE COURT: Right. I’m also — again, the turnip truck that went by. No members of the Court of Chancery fell off.

Good banks start with a capacious range, high, low. Actually, you start at 10 to 15. You moved your bottom up considerably, and you moved the 12 — you did move your 17-and-a-half down by one-and-a-half. You moved your 12-and-a-half up. You tightened your band around 15.

The factors that drove it are ones which, frankly, if you are trying to apply the method with any kind of analytical rigor, don’t move between May and July.

So that’s what I said. Is this just you are eyeballing the discount rate that looks right, and using the malleable factors to get to what you think looks right?

THE WITNESS: No. That wasn’t the intention. I think we —

THE COURT: No one actually made an analysis, systematically using the method, to determine that, for example, if Morgan Stanley were using equity risk premiums from the period of this analysis forward, you have always used it consistently with a high end — and the small cap premium with a high end since then, because you made an analytical judgment about that.

THE WITNESS: I can’t comment on what we do historically, no.

THE COURT: And — no. But I’m talking about in this period.

THE WITNESS: We, as a firm, used to be at four percent and recently increased our range to four to six percent in this market.

THE COURT: You have increased the equity risk premium in this market?

THE WITNESS: Yes. Over the last 12

months — 12 to 18 months in investment banking we have increased our market risk premium. So that was the perspective we had when we looked at this. Recall this was still April, May.

THE COURT: What is the theory behind that?

THE WITNESS: We have some people who do all sorts of analysis to try to get at what the appropriate assumptions should be. And they look at —

THE COURT: You increase the small cap premium in the same way?

THE WITNESS: No. The small cap premium, again, we took that from — I guess it’s Morningstar.

THE COURT: Right. But you obviously used the high end, or near the high end, when you came up to your final analysis. So now the market is actually going to demand — I mean, a lot of people think that the equity risk premium, as you know, has trending to be lower, rather than higher. Now it’s going to be higher, and for small caps it’s going to be — the total equity risk premium could be as high as 12 percent, with beta on top.

I mean, did your committee — have you guys published guidelines on this at the fairness committee level, or something, at Morgan?

THE WITNESS: No. No guidelines —

THE COURT: You are saying even when you are selling assets, on the sell side, you are going to be using these discount rates, too?

THE WITNESS: We are going to use the four to six percent.

THE COURT: And three to six percent?

THE WITNESS: Depends on the asset.

THE COURT: It’s relevant. You are going to use the high end, so when you are on sell-side representations, it’s all going to be consistent.

THE WITNESS: We probably will look at  a broader range.

THE COURT: If you were doing a fairness opinion when you were selling, you might not use something quite as aggressive on the high end?

THE WITNESS: No. Again, I think it was a combination of the — the judgment was that the risk-free rate was very low in this market, and so a combination of getting comfortable that if you look at a somewhat more normalized risk-free rate and these risk premiums, that you could support and justify the weighted average cost of capital range we were using.

THE COURT: That is not what I am asking, whether you could support and justify it.

What I’m asking is: This is a decision Morgan Stanley has made. Right? When you represent people on the sell side, and you give a fairness opinion, you are going to be using these metrics, which aren’t company specific. You are going to be using them at the high end of the analysis?

THE WITNESS: I can’t comment on that now.

THE COURT: Would you be comfortable using the high end of the analysis when you are looking at it from the perspective of having to give a fairness opinion on a sell-side representation?

THE WITNESS: No.

BY MR. TEKLITS:

Q                          Do you know the discount rates that Jefferies used when it gave its adequacy opinion or inadequacy opinion?

A                         I think the discount rate they used or calculated for iBasis, just iBasis itself, were in the 15 to 20 percent range.

Q                          Did the lower or upper end of your range change at all through the analyses?

A                         No, they did not.

Q                          Do you know the discount rate that the Jefferies analyst used when he was —

A                         15 percent.

Q                          Can we just go back to Mr. Heyman’s Exhibit 2, the Demonstrative Number 27? Mr. Heyman spent a lot of time asking you questions about changes to the various assumptions that happened over this period of time. Can you just tell us, over all these analyses, how do the $1.55 and the 2.25 tender offer prices relate to all the analyses that Morgan Stanley made, with all the changes?

A                         Can he blow it up? With the exception of the May 1st range, which I understand that that range has some errors in it — with the exception of that one, the $1.55 and the 2.25 fall within those ranges.

Q                          Was the May 1st presentation, or analysis, was that presented to anybody, or was that just an internal?

A                         That was an internal document.

Q                          If you look at all the analyses from

May to July, and assume all these changes that Mr. Heyman focused on, at the end of the day, does it really make any difference in analyzing the 1.55 and the 2.25 on this chart?

A                         The $1.55 and the 2.25 would fall within these ranges.

MR. TEKLITS: Thank you.

THE COURT: When you said that Jefferies used the 15 percent, you are saying Jefferies, in their representation of the special committee, or the analyst?

THE WITNESS: The — just to be clear, the 15 percent came from the research analyst, Jefferies. The special committee used — I believe they were using a higher average weighted average cost of capital than we were, for iBasis specifically.

THE COURT: They were?

THE WITNESS: Yes.

THE COURT: That’s what I’m asking. The Jefferies — the banker representing the special committee used a higher discount rate than you did.

THE WITNESS: For iBasis?

THE COURT: For iBasis, in doing his DCF?

THE WITNESS: Yes.

THE COURT: Okay. Thank you. Mr. Heyman?

MR. HEYMAN: Nothing further, Your Honor.

THE COURT: Thank you, sir. You may step down.

Have you all talked about — I take it that is the end of witness testimony.

MR. TEKLITS: That’s the end.

MR. OFFENHARTZ: Yes, it is, Your Honor.

THE COURT: Have you talked about when you could get briefs in, assuming, like you should be, like you are still in trial? And I’m assuming you have been ordering daily transcript.

MR. OFFENHARTZ: Your Honor, there is one issue, that we are waiting on the additional documents that Mr. Braat needs to produce. And I understand KPN has offered us a deposition of Mr. Braat regarding those additional documents.

MS. NORTH: Yes, Your Honor. That’s true. Mr. Braat is going to go back to Holland, I think this evening. He will send those documents to us, I assume tomorrow. I will get them to iBasis promptly. And as I discussed with Mr. DiCamillo this morning, and Mr. Wallin, our expectation is — to the extent they think the documents are relevant and warrant another deposition, I hope they can do that on Monday or Tuesday.

MR. OFFENHARTZ: Certainly, Your Honor. We would be prepared to move very expeditiously with that deposition.

THE COURT: Okay. Well, it’s one deposition. When can you get opening briefs in?

MS. NORTH: I think we prepared to be prepared to do so on Thursday, Your Honor.

MR. OFFENHARTZ: Your Honor, Thursday or even the following Monday, would be much appreciated.

THE COURT: What is special about the following Monday? You wish to ruin weekends, as opposed to late evenings. I have never quite understood why anybody would want anything due on Monday. I mean, it’s a good excuse not to have a life, I suppose. You know?

MR. OFFENHARTZ: Your Honor, you are absolutely right. If we could put the briefs in the following Tuesday or perhaps Friday.

MS. NORTH: We are going in the wrong direction, Your Honor.

THE COURT: How about — the problem is with the moving deposition — how about we say noon on Friday, and how about — are we going to do simultaneous openings and answers?

MR. OFFENHARTZ: Yes.

THE COURT: How about the following Wednesday?

MS. NORTH: That’s fine, Your Honor. Thank you.

THE COURT: And then if you want a posttrial argument, you can get up with Ms. Bolden.

In terms of the briefs, I think a few things that you need to think about, which is contracts matter. What is in a contract, as opposed to what is not, is important. It’s not to say, for example, that noncontractual expectations, if reasonably grounded in a relationship, cannot be meaningful to a fiduciary analysis. But if that is what you are relying upon — and I suppose I’m speaking mostly to iBasis at this point — then let’s be clear.

I mean, if you want to stand on the fact that somehow somebody negotiated a public deal and had contractual expectations that weren’t in writing — frankly, that plays into the idea that maybe this company will be better under new management, or at least that they would segment out the people who are good at like selling cards to people who want to call their brother in Sao Paulo, which is the ad that comes to mind, as a viewer of the Fox Soccer Channel and the Golden Network, when I think of this industry.

From the people who do deals, maybe that is a good thing to do on a going-forward basis. But people really do negotiate really very complex agreements, such as the agreements negotiated here, and they say things and they don’t say things. That doesn’t mean, as I said, noncontractual kind of expectations, or things. People are operating on a fort of form of inertia, and then inertia is disrupted in a fairly rapid way. And when people do that — if you interrupt inertia and you are a controlling stockholder and then you begin to make moves to buy the asset, you know, doesn’t always work for you very well, at least when you are trying to say that the minority can’t protect themselves.

With respect to doctrine, you know, there is a fascinating kind of debate about what applies here, doesn’t apply. One of the interesting issues, obviously: Is it somehow the contention of KPN that Unocal review is different or — what are you saying about what Unocal review is in the context of using a rights plan against an offer made by a controller, as against, what, a third party?

The question in Pure — Pure was one — is a case. I’m familiar with the author. He sometimes gets it right, sometimes gets it wrong. I think the author thought a lot about that. The author also thought about a lot of things since then. This is an area, in terms of the standard of review, where our Supreme Court, frankly, hasn’t spoken for an awful long time, which I think is problematic. Frankly, the lack of speaking results, in some way, from the prior standard of review, and the incentives that it created.

I’m not sure, in the end, given the analysis that we have here, that the question of which standard of review applies to KPN’s offer is going to be all that consequential. The real issue is probably going to be on disclosure. And there, I think iBasis has to deal with the reality that this is a very different paradigm than we typically see in a disclosure case.

What you typically see in a disclosure case, obviously, is a situation where there is an issuer, and maybe an issuer’s friendly merger partner. And the issuer and the friendly merger partner are putting out disclosures. And stockholders, who don’t issue their own SEC documents very often, are contending that something is left out.

Here, obviously, iBasis has a — an opportunity to correct and to supplement the disclosure. It may well be in this context that disclosure is much more relevant to the question of whether it’s reasonable for the iBasis board to maintain and wield a rights plan in the face of this offer if they conclude, frankly, that they have horsed around; that even if they tell their story, they can’t create a level playing field; then that there is a disclosure violation. Because we do get to a point where people, frankly, just disagree with views of reality. They don’t have to — you can’t make them disclose everything.

We are also not going to get to a point, having been — I can say this relatively unapologetically, given that decisions that I have issued, and other members of this Court have issued, have been fairly aggressive about saying that there are certain circumstances where you have to disclose things. Not everybody has welcomed those decisions. Shocks me, but the investment banking community has not always warmed — had the cockles of their hearts warmed by this Court’s disclosure rulings, particularly a few that I have written.

But the fact that people in certain circumstances have been held to have to disclose their best estimates of future cash flows doesn’t mean that you have — anybody has ever said something like, “You have to disclose every estimate.”

On the other hand, if you are asking for an injunction against the use of a rights plan, it may be meaningful that the Court concludes, for example, that there are estimates that people have, that certain members of the offeror’s team have confidence in, certain members who are closer to the actual business dynamic than M&A people, and those weren’t disclosed.

One of the curious things I come out of this — I’m going to ask both sides to comment on why there were never any negotiations or an overture. That is another dynamic that a court has to take into account, right, the way that the deal dance was done?

I’m going to be curious about the contractual thing. I don’t want to disappoint KPN and think that I’m unaware of the fact that they have this contractual arrangement around the rights plan. The difficulty for them, obviously, is going to be dealing with the statutory requirements and the fact that what they obtained in the bylaws was not in the certificate.

I need to hear from everybody about the extent to which the contract precludes KPN from electing a new board of directors. Traditionally, when people have done a pill analysis, it’s actually not always popular with commentators, for good reason. Moran — Moran — at the end of Moran there is a bunch of ways to get around the pill that are cited, except when you read them, there is really only two, because a bunch of the reasons all depend on electing a new board. So you take a bunch of those reasons, and you are like, “Really, this is all about winning a proxy contest. These three are really one.”

Then there is the other, which is the Unocal review. I bet you — I won’t call you out publicly, even though we could put film in you. Some of you believe there is no Unocal review of pills after Time Warner, even though Time Warner isn’t a pill case. There is some reason for that, given that Time Warner — the Supreme Court went out of its way, in a case that clearly wasn’t a pill case, to slap down the Interco decision, which was a pill case.

But since that time, in Quickturn, in Omnicare, and others, Moran itself has been cited as if it’s never been overruled. And Moran clearly says that a pill can be twice tested, at the time it’s put in place and at the time it’s used.

So it’s really actually an interesting case that has sort of doctrinal issues all out of whack to its market cap. But you are really going to have to think through. To me, the issues are really going to be more around this — how you deal with the disclosure in this context, when iBasis can tell its story. If the pill is out because the pill is out, I guess you don’t have to deal with that issue. And then when the standard of review may come in. Again, the standard of review doesn’t stop anybody from going forward with the tender offer, if you understand what I’m saying, which is: If I were to conclude that the — that the offer — if I were to look at the evolution of my own thought and say that Cox — and what you have learned — Cox is closer to the — what would be a sensible alignment altogether of Delaware’s approach to controlling stockholder transactions, which for the reasons I stated in Cox, and I think some others, has some appeal.

Even if I said that, that really doesn’t marry with an injunction standard. With the standard of review, I guess, what you would know is you might face damages liability under an entire fairness analysis later on. Doesn’t necessarily mean there is irreparable injury, because people could wield, you know, an entire fairness action.

So the rub in terms of the injunction is probably going to be more, one way or the other, on if you assume like that somehow this level playing field gets past any disclosure issue, such that you wouldn’t enjoin on that ground — it really comes down to the rights plan, and whether there has been a showing by KPN that it’s being wielded unreasonably.

Honestly, to my mind, I do need you in the briefs to tell me exactly why no one ever negotiated; I mean, whether it’s just a dance, whether there was ever a request to negotiate. You know, typically the party pulling the pill actually goes to the idea of hostility reluctantly. It’s a very high-cost way to typically do a transaction. If there is the potential for a friendly deal, very few people eschew it. Actually, the market tends to think of it as an expected protocol, to at least try to reach out a hand.

And then usually you pull your hand away because it’s smacked so hard, and you are wounded at the unwillingness of the target to sit down at the Four Seasons, or some other place — but it’s prototypically, I think it’s quintessentially the Four Seasons in New York that we like to think of as the place for a sort of meeting of titans. “And they wouldn’t meet with me there. I wanted to meet with them. I wanted to do a friendly deal, but they just wouldn’t.” And then you go hostile reluctantly.

So I’m going to focus in on — you all have done an incredibly good job — and I mean that on both sides — of being organized, to the point, and presenting a very rich record in an abbreviated period of time. I’m going to do my best, with my able staff — not nearly as large as yours, but we will do our best to absorb it all. But that dynamic is going to be important to me. That’s why I raise the issue of what are — what are KPN’s options, because that — they have always been something — if you look at the Unitrin decision, for example, basically bypass the pill analysis by basically saying you can just unelect the board, which is a nifty sidestep of what Moran said, but it’s been thought that way, that if there was an easy way to do it at the ballot box — a quick review of the bylaw seems to indicate that the board could be replaced, but that the slate that was elected would have to be comprised of contractually-defined independent directors.

Obviously, iBasis also has to watch this — right? — which whenever you pull a thread on a contract, if you just don’t like that thread, and it’s a garment for the use of two, it’s not clear that you get to say, “No. No. No. You can’t pull any of the threads that belong to you.”

I mean, what I’m assuming KPN would say is, “This was an integrated bargain,” and that the stuff about the rights plan, if that goes out the window, then there may be things in the bylaws or in the other agreement that limit KPN, which it doesn’t so much like in a context where things that it wanted aren’t upheld, if you get my meaning. It was a package.

I have to say, I think it’s an interesting statutory question. What you didn’t do was a unanimous vote requirement. You did it a different way. And formalism in some areas of life can be silly, but ignoring formalism in that area of life called the application of positive law is an invitation to anarchy and the abandonment of any appropriate adherence to the different functions that different branches of government play, because if you can simply say the formal application of this statute is just meaningful indistinct from something that is closely related, you know — legislature doesn’t care. They just were a little sloppy.

Once you begin to go down that road, it’s pretty easy for people who aren’t elected by people to start getting into the province of — entrusted only to those who have actually met the accountability to the electorate at the ballot box.

It’s after 5:00 o’clock. You have worked very hard over two days. If somebody could send in a letter by like 3:00 o’clock tomorrow memorializing the briefing schedule — you can also get up with Ms. Bolden. I assume folks might like the opportunity at oral argument to kind of bring together all this stuff. I like the use of all the demonstratives. We can have the technology used at that point, too.

I encourage you to put together the appendices to inform your briefs in some usable way. If you have got some themes with these demonstratives — don’t spring any surprises on each other, but — you have been very good to each other to date.

Things like — if it’s at all like this, don’t. Do not send it. I’m picking up something that has to be the Mexico City phone book. It’s much bigger than the Manhattan phone book. IBasis probably knows something about the Mexican City phone book, actually.

But anyway, have safe travel back. And you really did an excellent job, and you have been a professional pleasure to be with. What people think about you in your personal lives I leave to them.

Have a good night.

(Recess at 5:22 p.m.)

INDEX

DEFENDANTS’ WITNESSES	Direct	Cross	Redr.	Recr.

Eelco Blok	302	340	—	—

Joost Farwerck	395	458	—	—

Daniel Braat	481	511	—	—

Ari Terry	526	547	586

CERTIFICATE

We, WILLIAM J. DAWSON and NEITH D. ECKER, Official Reporters for the Court of Chancery of the State of Delaware, do hereby certify that the foregoing pages numbered 3 through 612 contain a true and correct transcription of the proceedings as stenographically reported by us at the hearing in the above cause before the Chancellor of the State of Delaware, on the date therein indicated.

IN WITNESS WHEREOF we have hereunto set our hands at Wilmington, this 29th day of October, 2009.

/s/ William J. Dawson
Official Reporter

/s/ Neith D. Ecker
Official Reporter